As filed with the Securities and Exchange Commission on October 7, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
Registration Statement Under The Securities Act of 1933

TANDEM HEALTH CARE, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	8051	23-2923146
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
800 Concourse Parkway South, Suite 200
Maitland, FL 32751
(407) 571-1550
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Lawrence R. Deering
Chairman and Chief Executive Officer
800 Concourse Parkway South, Suite 200
Maitland, FL 32751
(407) 571-1550
(Name and address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications to:

Ronald Basso, Esq. Buchanan Ingersoll PC One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, PA 15219 (412) 562-8800	Rosemary L. Corsetti, Esq. Vice President, General Counsel and Secretary 800 Concourse Parkway South Suite 200 Maitland, FL 32751 (407) 571-1550 or (412) 281-4420	William M. Hartnett, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005-1702 (212) 701-3000

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) please check the following box.    ☐
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)	Registration Fee

Common Stock, $0.00008 par value	$143,750,000	$16,920

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated October 7, 2005
PROSPECTUS
                                    Shares
Common Stock

          This is our initial public offering. We are offering                      shares of common stock.
          We expect the initial public offering price to be between $          and $           per share. Currently, no public market exists for the shares of our common stock. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “TAND.”
          Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 15 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Tandem Health Care, Inc.	$	$
          The underwriters may also purchase up to an additional                      shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments. We will not receive any of the proceeds from the sale of these additional shares being sold by the selling shareholders.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The shares will be ready for delivery on or about                     , 2005.

Joint Book-Running Managers

Merrill Lynch & Co.	Citigroup

JPMorgan

Wachovia Securities	CIBC World Markets

The date of this prospectus is                     , 2005.

Page

Prospectus Summary	1
Risk Factors	15
Disclosure Regarding Forward-Looking Statements	29
Use of Proceeds	31
Dividend Policy	34
Capitalization	35
Dilution	37
Unaudited Pro Forma Financial Data	39
Selected Consolidated Financial Data	47
Management’s Discussion and Analysis of Financial Condition and Results of Operations	49
Business	78
Management	96
Related Party Transactions	108
Principal and Selling Shareholders	110
Description of Capital Stock	112
Description of Certain Indebtedness	117
Shares Eligible for Future Sale	119
Material United States Federal Income and Estate Tax Consequences to Non-United States Holders	121
Underwriting	125
Legal Matters	129
Experts	129
Where You Can Find Additional Information	129
Index to Financial Statements	F-1
Exhibit 3.1
Exhibit 3.3
Exhibit 10.1
Exhibit 10.2
Exhibit 10.3
Exhibit 10.4
Exhibit 10.5
Exhibit 10.6
Exhibit 10.7
Exhibit 10.8
Exhibit 10.9
Exhibit 10.10
Exhibit 10.11
Exhibit 10.14
Exhibit 10.15
Exhibit 10.16
Exhibit 10.17
Exhibit 10.18
Exhibit 10.19
Exhibit 10.20
Exhibit 10.21
Exhibit 10.22
Exhibit 10.23
Exhibit 10.24
Exhibit 10.25
Exhibit 10.26
Exhibit 10.27
Exhibit 10.28
Exhibit 10.29
Exhibit 10.30
Exhibit 10.31
Exhibit 10.32
Exhibit 10.33
Exhibit 10.34
Exhibit 10.35
Exhibit 10.36
Exhibit 10.37
Exhibit 10.38
Exhibit 10.39
Exhibit 10.40
Exhibit 10.41
Exhibit 10.42
Exhibit 10.43
Exhibit 10.44
Exhibit 10.45
Exhibit 10.46
Exhibit 10.47
Exhibit 10.48
Exhibit 10.49
Exhibit 10.50
Exhibit 10.51
Exhibit 10.52
Exhibit 10.53
Exhibit 10.54
Exhibit 10.55
Exhibit 10.56
Exhibit 10.57
Exhibit 10.58
Exhibit 10.59
Exhibit 10.60
Exhibit 10.61
Exhibit 10.62
Exhibit 10.63
Exhibit 10.64
Exhibit 10.65
Exhibit 10.66
Exhibit 10.67
Exhibit 10.68
Exhibit 10.69
Exhibit 10.70
Exhibit 10.71
Exhibit 10.72
Exhibit 10.73
Exhibit 21.1
Exhibit 23.1
Exhibit 23.2
          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
          Industry and market data used throughout this prospectus were obtained through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third party sources. While we believe this information is reliable and market definitions are appropriate, investors should not place undue reliance on this information.

PROSPECTUS SUMMARY
          This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” the financial statements and related notes, and the other financial information appearing elsewhere in this prospectus, before you decide to invest in our common stock. Generally, references to “Tandem,” “Tandem Health Care,” “we,” “us” and “our” mean Tandem Health Care, Inc. and our consolidated subsidiaries. Unless we specifically state otherwise, references to “on a pro forma basis” give effect to the recent acquisitions of MMG and Lighthouse, and certain assets of Diakon (each as described below in “Recent Acquisitions”) and the events described below in “The Transaction” as if they each had occurred on July 1, 2004. You should read the information included herein “on a pro forma basis” in conjunction with the “Unaudited Pro Forma Financial Data” section of this prospectus.
Tandem Health Care
          We are a leading provider of long-term healthcare services through our regionally concentrated networks of long-term healthcare facilities and our portfolio of ancillary services. As of June 30, 2005, we owned, leased or managed 78 skilled nursing, assisted living and independent living facilities consisting of approximately 7,800 licensed beds. For the twelve months ended June 30, 2005, on a pro forma basis, we generated approximately 83% of our consolidated revenues from our long-term healthcare facilities. The remainder of our revenue was generated from an array of ancillary services, which both support our facility operations and are marketed to other healthcare providers. These ancillary services consist of rehabilitation therapy, institutional pharmacy, mobile diagnostic imaging and hospice services. For the twelve months ended June 30, 2005, on a pro forma basis, our revenues were $543.3 million, our net income was $22.9 million and our EBITDA was $59.1 million. For the corresponding pro forma financial data regarding the six month periods ended June 30, 2004 and 2005, and the year ended December 31, 2004, and for a definition of EBITDA and a reconciliation of EBITDA to net income, see “— Summary Unaudited Pro Forma Condensed Combined Financial and Operating Data.”
          We were founded by experienced long-term healthcare operators with a focus on the following key operating principles: establishing efficient regionally concentrated networks, fostering a decentralized facility-level decision making strategy, creating an attractive and modern asset portfolio, developing a complementary array of related ancillary services and instilling uniform operating and clinical practices. Since our founding in 1997, our growth has been driven by a combination of strategic acquisitions and consistent organic growth. Our acquisition strategy has focused on acquiring both long-term healthcare facilities and established ancillary services platforms that complement our long-term healthcare facilities. Our organic growth has been driven by our ability to increase occupancy, add licensed beds, optimize our payor mix, provide ancillary services to our long-term healthcare facilities and market our ancillary services to third party healthcare providers.
Our Industry
          The long-term healthcare industry is a highly fragmented industry comprised of approximately 16,000 skilled nursing facilities with approximately 1.8 million licensed beds as of June 2005, according to the American Health Care Association, which we refer to as AHCA. As of June 30, 2005, the five largest public long-term healthcare companies controlled less than 10% of these skilled nursing facilities. We believe the underlying trends within the long-term healthcare industry are positive and are characterized by an increasing demand for services coupled with an industry-wide reduction in the supply of licensed beds.
          We believe demand for long-term healthcare services will continue to grow due to an aging population and increased life expectancies. The Centers for Medicare & Medicaid Services, which we refer to as CMS, predicts that nursing home expenditures will grow from approximately $103.7 billion in 2002 to approximately $174.0 billion in 2012. A major contributor to this growth is the rapidly aging United

States population. According to the United States Census Bureau, the number of Americans aged 85 or older is expected to more than double from approximately 4.3 million in 2000 to approximately 9.6 million in 2030. Despite the projected growth in demand for long-term healthcare services, the total number of long-term healthcare facilities in the United States declined from 17,023 in 1999 to 16,032 in June 2005, according to the AHCA. We believe that the projected growth in demand for long-term healthcare services, coupled with the overall reduction in supply of long-term healthcare facilities and licensed beds, will allow us to maintain strong occupancy rates and will support our growth and profitability.
Our Competitive Strengths
          We believe we are well positioned to take advantage of the positive trends within our industry due to the following competitive strengths:
          We have strong regional networks. Our regional structure enables us to place senior, experienced managers with decision making authority and operational support personnel in close proximity to our facilities, employees and residents. We believe our regional structure enables us to deliver long-term healthcare and ancillary services effectively and efficiently.
          We have a platform of growing ancillary services. We provide an array of ancillary services that diversifies our revenue stream by offering these services to other long-term healthcare providers, and by also providing these services to our own facilities, which enables us to control the quality and cost of these services. For the twelve months ended June 30, 2005, on a pro forma basis, our consolidated revenues from ancillary services were approximately $92 million, which represented approximately 17% of our consolidated revenues.
          We own the majority of our long-term healthcare facilities. We own 51 of our long-term healthcare facilities with 4,635 licensed beds, including eight long-term healthcare facilities with 508 licensed beds pursuant to an off-balance sheet financing arrangement. These 51 long-term healthcare facilities represent approximately 73% of the total number of long-term healthcare facilities and 67% of the total number of licensed beds that we own or lease. Facility ownership increases our operational and financial flexibility, and allows us to participate in the appreciation of the underlying real estate.
          We have an attractive asset base. We believe that we operate one of the most attractive and desirable portfolios in our markets and that our current facilities are among the youngest in the industry. Of the 70 facilities that we own or lease, 61 have either been built or significantly renovated within the past 15 years. For the twelve months ended June 30, 2005, on a pro forma basis, our occupancy rate was 94.0%, which is among the highest compared to other public long-term healthcare companies.
          We have an operational focus. As part of our innovative clinical and operating approach to healthcare delivery, we apply standardized policies and procedures across all of our long-term healthcare facilities in an effort to improve clinical outcomes.
          We have a commitment to information technology. All of our long-term healthcare facilities operate on common, integrated financial and clinical applications. We are committed to consistently applying information technology to provide our employees with timely and comprehensive access to financial and clinical data in order to increase productivity and measure clinical outcomes.
          We have an experienced senior executive team. Each member of our senior executive team has at least 25 years of healthcare industry experience and has worked together since 1999 as a cohesive, complementary group.
Our Business Strategy
          Our strategy is to continue to operate and grow our networks of skilled nursing, assisted living and independent living facilities, in selected regions with favorable operating characteristics, by offering high-quality, cost-effective healthcare services through standardized policies, procedures and information systems. We also intend to continue to grow our ancillary services, both to our long-term healthcare facilities and to third party healthcare providers. The principal methods we implement to achieve our strategy are as follows:
          Focus on higher acuity residents. Through the use of standardized clinical and operating protocols, we have the ability to offer services to meet the needs of higher acuity residents resulting in improved occupancy and overall payor mix. Offering complementary ancillary services allows us to better control the quality and cost of these services.
          Drive growth in our ancillary services. We intend to grow our ancillary services by capturing business currently provided to our facilities by third parties, by offering our ancillary services to third party healthcare providers and by expanding into new markets.
          Selectively target acquisitions. We believe that there is an opportunity to acquire or lease high-quality long-term healthcare facilities and acquire ancillary service providers at reasonable prices. Where appropriate, we intend to replicate our regional network strategy.
          Integrate and improve newly acquired facilities. The key components of this strategy consist of investing capital as needed to improve an acquired facility’s physical plant, upgrading and training facility personnel, and transitioning acquired long-term healthcare facilities to our information technology platform. Additionally, this strategy allows us to introduce new programs and services that target higher acuity residents, and improve occupancy by aggressively marketing to referral sources. Our success is a function of our experience, our comprehensive pre-acquisition transition planning and, for in-network acquisitions, our ability to leverage our existing regional infrastructure.
Recent Acquisitions
          On April 30, 2005, we acquired 15 long-term healthcare facilities at nine locations in Pennsylvania and Maryland, from Diakon Lutheran Social Ministries, which we refer to as Diakon, for approximately $85.0 million. The portfolio consisted of a mixture of skilled nursing, assisted living and independent living facilities with a total of 1,339 beds.
          On December 31, 2004, we acquired substantially all of the assets of The Mobile Medical Group, Inc., which we refer to as MMG, and Lighthouse Hospice Limited Partnership, which we refer to as Lighthouse, for approximately $57.0 million. These companies provide rehabilitation therapy, mobile diagnostic imaging and hospice services.
The Transaction
          In this prospectus, we refer to the following events collectively as the Transaction:
          Common stock offering. We are offering                      shares of common stock in this offering. The underwriters may also purchase up to an additional                      shares from the selling shareholders within 30 days from the date of this prospectus to cover overallotments. The initial public offering price of our common stock is expected to be between $          and $           per share.
          Concurrent senior subordinated notes offering. Concurrently with this offering, we intend to issue $150.0 million aggregate principal amount of senior subordinated notes, which we refer to as our senior subordinated notes offering. This offering is not contingent upon the consummation of our senior subordinated notes offering. The concurrent senior subordinated notes offering is not being registered under the Securities Act of 1933, as amended, and the senior subordinated notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. See “Description of Certain Indebtedness” for a more detailed description of our senior subordinated notes.
          New senior secured credit facility. Immediately prior to or concurrently with this offering, we intend to enter into a $150.0 million senior secured credit facility, which we refer to as our new credit facility. We expect that the new credit facility will consist of a $100.0 million term loan and a $50.0 million revolver. We anticipate that our revolver will be undrawn at the closing of this offering. See “Description of Certain Indebtedness” for a more detailed description of our new credit facility.
          Conversion of convertible preferred stock. Upon the consummation of this offering, and pursuant to applicable provisions of our amended and restated articles of incorporation, all outstanding shares of our convertible preferred stock will automatically convert into shares of our common stock.
          Application of net proceeds. We intend to apply the net proceeds from this offering to redeem all shares of our redeemable preferred stock, pay fees and expenses related to this offering, including a payment to terminate a financial advisory agreement with our financial sponsor, and to repay indebtedness. We intend to apply the net proceeds from our senior subordinated notes offering and the term loan portion of our new credit facility to repay indebtedness and to pay fees and expenses. Any remaining proceeds will be available for general corporate purposes subject to the terms of our new credit facility. We will not receive any proceeds from the sale of any shares by the selling shareholders.
Corporate Information
          Our principal executive office is located at 800 Concourse Parkway South, Suite 200, Maitland, FL 32751, and our phone number is (407) 571-1550. Our website is located at www.tandemhealthcare.com. The information contained on our website does not constitute a part of this prospectus.
          “Tandem Health Care” and our logo are registered in the United States as a trademark and service mark, respectively, of Tandem Health Care, Inc.

The Offering

Common stock offered by us	shares

Common stock offered by the selling shareholders	shares if the underwriters exercise their overallotment option in full.

Common stock to be outstanding after this offering(1)	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million. We intend to use these net proceeds principally:

• to redeem all shares of each series of our outstanding redeemable preferred stock;

• to pay fees and expenses related to this offering, including a termination fee to our financial advisor; and

• any remainder to repay indebtedness.

See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq National Market symbol	“TAND”
Except as otherwise noted, all information in this prospectus assumes the following:

•	the automatic conversion of all of our shares of each series of convertible preferred stock into shares of common stock upon the consummation of this offering;

•	no exercise of the underwriters’ overallotment option, which will be granted by the selling shareholders; and

•	a -for- reverse stock split of our outstanding common stock effected on , 2005.

Notes

(1)	The number of shares of common stock that will be outstanding after this offering is based on shares of common stock outstanding as of June 30, 2005, and excludes:

•	2,001,500 shares of common stock issuable upon the exercise of granted stock options with a weighted average exercise price of $1.24 per share and 43,500 shares of common stock reserved for issuance under our 1998 Stock Option and Restricted Stock Purchase Plan;

•	shares of common stock reserved for future grants under our 2005 Stock and Incentive Plan;

•	three warrants exercisable for shares of common stock in the aggregate with a weighted average exercise price of $ per share; and

•	shares of common stock reserved for issuance under our 2005 Employee Stock Purchase Plan.

Summary Unaudited Pro Forma Condensed Combined Financial and Operating Data
          The following table sets forth a summary of unaudited pro forma condensed combined financial and operating data for Tandem Health Care, MMG and Lighthouse, and certain assets of Diakon as a combined company, giving effect to the Transaction, the acquisitions of substantially all of the assets of MMG and Lighthouse, and certain assets of Diakon as if they each had occurred on the dates indicated and after giving effect to certain pro forma adjustments described in the section entitled “Unaudited Pro Forma Financial Data.” See “Unaudited Pro Forma Financial Data.” The pro forma condensed combined balance sheet data as of June 30, 2005 has been derived from Tandem Health Care’s historical balance sheet, adjusted to give effect to the Transaction as if it occurred on June 30, 2005. The pro forma condensed combined income statement data for the year ended December 31, 2004, the six months ended June 30, 2005 and 2004 and the twelve months ended June 30, 2005 give effect to these acquisitions and the Transaction as if they each had occurred at the beginning of each respective period. The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Detailed adjustments and assumptions underlying the pro forma adjustments are described in the section entitled “Unaudited Pro Forma Financial Data,” which should be read in conjunction with this summary unaudited pro forma condensed combined financial data.

          The unaudited pro forma condensed combined financial and operating data is for comparative purposes only and does not purport to represent what our financial position or results of operation would actually have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period. The unaudited pro forma condensed combined financial and operating data are only a summary and should be read in conjunction with other sections of this prospectus, including “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Financial Data,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Twelve Months	Six Months Ended June 30,		Year Ended
	Ended June 30,			December 31,
	2005(1)	2005(2)	2004	2004

	(dollars in thousands, except ratios and operating data)
Income Statement Data
Revenues:
Inpatient services	$449,086	$232,298	$209,185	$425,973
Rehabilitation therapy	47,856	24,979	22,227	45,104
Other	46,370	24,551	22,715	44,534

Total revenues	543,312	281,828	254,127	515,611
Expenses(3):
Operating	328,864	172,257	150,853	307,460
General and administrative	134,488	66,930	69,407	136,965
Lease	20,863	9,651	9,695	20,907
Interest	18,589	9,295	9,296	18,590
Depreciation and amortization	14,843	7,774	6,755	13,824

Total expenses	517,647	265,907	246,006	497,746
Income (loss) before income taxes	25,665	15,921	8,121	17,865
Provision (benefit) for income taxes	2,763	5,968	3,110	(95)

Net income (loss)	$22,902	$9,953	$5,011	$17,960

	Twelve Months		Six Months Ended June 30,		Year Ended
	Ended June 30,				December 31,
	2005(1)		2005(2)	2004	2004

	(dollars in thousands, except ratios and operating data)
Other Financial Data
EBITDA(4)	$59,097		$32,990	$24,172	$50,279
Operating Data
Number of facilities:
Owned	51		51	45	51
Leased	19		19	25	19
Managed	8		8	9	9
Number of owned and leased beds in service(5):
Skilled nursing	6,443		6,443	6,443	6,443
Assisted living	311		311	311	311
Independent living	128		128	128	128
Number of managed beds in service	892		892	1,012	1,012
Occupancy (excludes managed facilities)(6)	94.0%		93.8%	93.8%	93.9%
Quality mix(7):
Inpatient days	39.3%		39.8%	39.7%	39.3%
Inpatient services revenue	52.2%		54.4%	54.2%	53.8%
Total revenue	60.5%		62.4%	62.3%	61.8%
Selected Pro Forma LTM Ratios(8):
EBITDA/ interest expense	3.18	x
Net debt/ EBITDA	3.97	x

As of June 30,
2005

Balance Sheet Data (dollars in thousands)
Cash and cash equivalents and current escrows	$15,667
Working capital	40,401
Net property, plant and equipment	181,294
Total assets	437,949
Total debt	250,000
Stockholders’ equity	108,190

Notes

(1)	The unaudited pro forma condensed combined financial and operating data for the twelve months ended June 30, 2005 includes the cumulative impact of the Pennsylvania nursing home provider assessment which was approved by CMS in January 2005. The Pennsylvania assessment was retroactive to July 1, 2003 and impacted 15 of our facilities on a pro forma basis. All of the revenues and expenses associated with this Pennsylvania assessment were recognized in the twelve months ended June 30, 2005. This assessment was retroactive to periods prior to the twelve months ended June 30, 2005 and, accordingly, revenues, expenses, net income and EBITDA for the twelve months ended June 30, 2005 includes $6.3 million, $5.4 million, $0.5 million and $0.9 million, respectively, of the impact of these assessments which related to periods prior to the twelve months ended June 30, 2005. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends.”

(2)	The unaudited pro forma condensed combined financial and operating data for the six months ended June 30, 2005 includes the cumulative impact of the Pennsylvania and New Jersey nursing home provider assessments which were approved by CMS during the six months ended June 30, 2005. The Pennsylvania assessment was retroactive to July 1, 2003 and impacted 15 of our facilities on a pro forma basis. The New Jersey assessment was retroactive to July 1, 2004 and only impacted our single New Jersey facility. All of the revenues and expenses associated with these Pennsylvania and New Jersey assessments were recognized in the six months ended June 30, 2005. These combined assessments were retroactive to periods prior to the six months ended June 30, 2005 and, accordingly, revenues, expenses, net income and EBITDA for the six months ended June 30, 2005 includes $9.5 million, $8.3 million, $0.7 million and $1.2 million, respectively, of the impact of these assessments which related to periods prior to the six months ended June 30, 2005. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends.”

(3)	Does not give effect to the $4.7 million charge to write off the balance of deferred financing costs and up to $1.7 million of termination fees associated with our existing indebtedness upon the payoff of such indebtedness.
footnotes continued on following page

(4)	We define EBITDA as earnings (loss) before interest expense, income taxes, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. EBITDA does not represent net income (loss), as defined by generally accepted accounting principles, or GAAP. EBITDA is a non- GAAP financial measure. Pursuant to the requirements of Regulation G, we have provided reconciliations of the non-GAAP financial measure to net income (loss), the most directly comparable GAAP financial measure.

Management believes that the presentation of EBITDA provides useful information to investors regarding our results of operations because it is useful for trending, analyzing and benchmarking the performance and value of our business. We use EBITDA primarily as a performance measure and believe that the GAAP financial measure most directly comparable to EBITDA is net income (loss). We believe that the inclusion of EBITDA in this prospectus is appropriate to provide additional information to investors about certain financial covenants that will be contained in our new credit facility and the indenture governing our new senior subordinated notes. EBITDA will be a material component of certain of these covenants. For instance, our new credit facility will contain financial covenant ratios, specifically total leverage and interest coverage ratios, that are calculated by reference to EBITDA. Non-compliance with the financial ratio maintenance covenants which will be contained in our new credit facility could result in the requirement to immediately repay all amounts outstanding under such new credit facility. In addition, under the restricted payments covenant that will be contained in the indenture governing our new senior subordinated notes, our ability to incur additional debt will be limited by a ratio of EBITDA to interest expense. For a description of required financial covenant levels and actual ratio calculations based on EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We use EBITDA as a measure to assess the relative performance of our long-term healthcare facilities and other ancillary businesses. EBITDA is useful in this regard because it does not include such costs as interest expense, income taxes and depreciation and amortization expense, which may vary from business unit to business unit depending upon such factors as the method used to finance the original purchase of the business unit or the tax law in the state that a business unit operates in. By excluding such factors when measuring financial performance, management is better able to evaluate operating performance of the business unit. We also use EBITDA in our annual budget process. We believe EBITDA facilitates internal comparisons to historical operating performance of prior periods and external comparisons to competitors’ historical operating performance.

Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not consider certain material costs necessary to operate our business. These costs include the cost to service our debt; the non-cash depreciation and amortization associated with our long-lived assets and the cost of our federal and state tax obligations. Because EBITDA does not consider these important elements of our cost structure, a user of our financial information who relies on EBITDA as the only measure of our performance could draw an incomplete or misleading conclusion regarding our financial performance. Consequently, a user of our financial information should consider net income (loss) as an important measure of our financial performance because it provides a more complete measure of our performance.

	Twelve Months	Six Months
	Ended	Ended June 30,		Year Ended
	June 30,			December 31,
	2005(1)	2005(2)	2004	2004

	(dollars in thousands)
EBITDA Reconciliation
Net income (loss)	$22,902	$9,953	$5,011	$17,960
Plus:
Income tax provision (benefit)	2,763	5,968	3,110	(95)
Interest	18,589	9,295	9,296	18,590
Depreciation and amortization	14,843	7,774	6,755	13,824

EBITDA	$59,097	$32,990	$24,172	$50,279

(5)	Excludes 23 licensed beds which are not currently in service.

(6)	We define occupancy as the actual patient days (one patient day equals one patient or resident occupying one bed for one day) during any measurement period as a percentage of the number of available patient days. Available days are determined by multiplying the number of licensed beds in service during the measurement period by the number of calendar days during the measurement period. During any measurement period, the number of licensed beds in a long-term healthcare facility that are actually in service may be less than the actual licensed bed capacity due to, among other things, bed de-certifications.

(7)	We measure both patient days and revenue by payor. The aggregation of payment sources and patient days other than Medicaid is referred to as quality mix. The inpatient days and inpatient revenue quality mix percentages are calculated as non-Medicaid inpatient days as a percentage of total patient days and non-Medicaid inpatient revenue as a percentage of total inpatient revenue, respectively. In addition, we calculate total revenue quality mix as total non-Medicaid inpatient services revenue as a percentage of total revenue.

(8)	For the Selected Pro Forma LTM Ratios presented above, (i) EBITDA and interest expense are calculated for the twelve months ended June 30, 2005, on a pro forma basis, and (ii) net debt is calculated as of June 30, 2005 after giving effect to the Transaction.

Summary Historical Financial and Operating Data
Tandem Health Care
          The following table sets forth summary historical financial and operating data of Tandem Health Care as of and for the six months ended June 30, 2005 and 2004 and each of the years ended December 31, 2004, 2003 and 2002. The summary historical financial data as of and for each of the years ended December 31, 2004, 2003 and 2002 were derived from the audited consolidated financial statements of Tandem Health Care contained elsewhere in this prospectus. The summary historical financial data as of and for the six months ended June 30, 2005 and 2004 were derived from the unaudited condensed consolidated financial statements of Tandem Health Care contained elsewhere in this prospectus. These unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, which Tandem Health Care considers necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of future performance. You should read the information set forth below in conjunction with other sections of this prospectus, including “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained elsewhere in this prospectus. Interim results for the six months ended June 30, 2005 are not necessarily indicative of, and are not projections of, the results to be expected for the full fiscal year ending December 31, 2005.

	Six Months Ended June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(dollars in thousands, except ratios and operating data)
Income Statement Data
Revenues:
Inpatient services	$197,909	$174,134	$353,085	$325,191	$298,246
Rehabilitation therapy	24,979	2,140	4,299	1,051	345
Other	24,493	11,574	22,326	6,311	498

Total revenues	247,381	187,848	379,710	332,553	299,089
Expenses:
Operating	146,712	109,373	221,664	193,821	176,974
General and administrative	63,883	55,225	111,245	104,720	84,380
Lease	9,651	9,534	20,555	21,921	19,098
Interest	7,984	4,333	8,482	8,908	8,910
Depreciation and amortization	6,969	5,058	10,430	10,468	7,835

Total expenses	235,199	183,523	372,376	339,838	297,197
Income (loss) before income taxes	12,182	4,325	7,334	(7,285)	1,892
Provision (benefit) for income taxes	4,291	1,661	(4,119)	4,200	658

Net income (loss)	$7,891	$2,664	$11,453	$(11,485)	$1,234

Other Financial Data
EBITDA(1)	$27,135	$13,716	$26,246	$12,091	$18,637
Operating Data
Number of facilities:
Owned	51	30	36	30	26
Leased	19	25	19	25	23
Managed	8	9	9	9	1

	Six Months Ended June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(dollars in thousands, except ratios and operating data)
Income Statement Data
Number of owned and leased beds in service(2):
Skilled nursing	6,443	5,409	5,409	5,409	4,954
Assisted living	311	134	134	134	118
Independent living	128	—	—	—	—
Number of managed beds in service	892	1,012	1,012	1,012	100
Occupancy (excludes managed facilities)(3)	93.6%	93.3%	93.5%	92.6%	92.4%
Patient days	1,015,048	942,593	1,897,807	1,837,564	1,740,809
Quality mix(4):
Inpatient days	39.2%	38.5%	38.1%	37.3%	36.9%
Inpatient revenue	53.8%	54.1%	54.0%	51.3%	51.5%
Total revenue	63.1%	57.5%	57.2%	52.4%	51.6%

		As of December 31,
	As of
	June 30, 2005	2004	2003

	(dollars in thousands)
Balance Sheet Data
Cash and cash equivalents and current escrows	$14,976	$13,530	$14,350
Working capital	5,033	3,445	(1,592)
Net property, plant and equipment	181,294	135,674	112,212
Total assets	435,197	321,017	231,569
Total debt	275,514	196,032	141,577
Stockholders’ equity (deficit)	1,383	(12,261)	(24,402)

Notes

(1)	We define EBITDA as earnings (loss) before interest expense, income taxes, depreciation and amortization. EBITDA, as discussed previously is a non-GAAP financial measure. Pursuant to the requirements of Regulation G, we have provided reconciliations of the non-GAAP financial measure to net income (loss), the most directly comparable GAAP financial measure.

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(dollars in thousands)
EBITDA Reconciliation
Net income (loss)	$7,891	$2,664	$11,453	$(11,485)	$1,234
Plus:
Income tax provision (benefit)	4,291	1,661	(4,119)	4,200	658
Interest	7,984	4,333	8,482	8,908	8,910
Depreciation and amortization	6,969	5,058	10,430	10,468	7,835

EBITDA	$27,135	$13,716	$26,246	$12,091	$18,637

(2)	Excludes 23 licensed beds which are not currently in service.

(3)	We define occupancy as the actual patient days (one patient day equals one patient or resident occupying one bed for one day) during any measurement period as a percentage of the number of available patient days. Available days are determined by multiplying the number of licensed beds in service during the measurement period by the number of calendar days during the measurement period. During any measurement period, the number of licensed beds in a long-term healthcare facility that are actually in service may be less than the actual licensed bed capacity due to, among other things, bed de-certifications.

(4)	We measure both patient days and revenue by payor. The aggregation of payment sources and patient days other than Medicaid is referred to as quality mix. The inpatient days and inpatient revenue quality mix percentages are calculated as non-Medicaid inpatient days as a percentage of total patient days and non-Medicaid inpatient revenue as a percentage of total inpatient revenue, respectively. In addition, we calculate total revenue quality mix as total non-Medicaid inpatient services revenue as a percentage of total revenue.

The Mobile Medical Group and Lighthouse Hospice
          The following table sets forth summary historical financial and operating data of MMG and Lighthouse as of and for each of the years ended December 31, 2004, 2003 and 2002. The summary historical financial data as of and for each of the years ended December 31, 2004, 2003 and 2002 were derived from the audited combined financial statements of MMG and Lighthouse contained elsewhere in this prospectus. Certain amounts derived from the audited combined financial statements of MMG and Lighthouse contained elsewhere in this prospectus have been reclassified to conform to Tandem’s presentation. You should read the information set forth below in conjunction with other sections of this prospectus, including “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and MMG’s and Lighthouse’s combined financial statements and related notes contained elsewhere in this prospectus.

	Year Ended December 31,

	2004	2003	2002

	(dollars in thousands)
Income Statement Data
Revenues:
Inpatient services	$—	$—	$—
Rehabilitation therapy	40,805	36,052	32,524
Other	22,212	19,406	17,588

Total revenues	63,017	55,458	50,112
Expenses:
Operating	37,420	33,117	29,323
General and administrative	22,755	16,044	14,611
Lease	352	374	324
Interest	53	26	87
Depreciation and amortization	549	451	390

Total expenses	61,129	50,012	44,735

Income (loss) before income taxes	1,888	5,446	5,377
Provision (benefit) for income taxes	79	116	53

Net income (loss)	$1,809	$5,330	$5,324

Other Financial Data
EBITDA(1)	$2,490	$5,923	$5,854

	As of December 31,

	2004	2003

	(dollars in thousands)
Balance Sheet Data
Cash and cash equivalents	$2,817	$3,267
Working capital	9,358	13,115
Net property, plant and equipment	2,437	1,971
Total assets	21,461	18,325
Total debt	1,083	462
Stockholders’ equity	11,143	14,880

Notes

(1)	We define EBITDA as earnings (loss) before interest expense, income taxes, depreciation and amortization. EBITDA, as discussed previously, is a non-GAAP financial measure. Pursuant to the requirements of Regulation G, we have provided reconciliations of the non-GAAP financial measure to net income (loss), the most directly comparable GAAP financial measure.
footnotes continued on following page

	Year Ended December 31,

	2004	2003	2002

	(dollars in thousands)
EBITDA Reconciliation
Net income (loss)	$1,809	$5,330	$5,324
Plus:
Income tax provision (benefit)	79	116	53
Interest	53	26	87
Depreciation and amortization	549	451	390

EBITDA	$2,490	$5,923	$5,854

Fifteen Facilities Acquired from Diakon Lutheran Social Ministries
          The following table sets forth summary historical financial and operating data of certain assets of Diakon as of December 31, 2004, December 31, 2003 and for the years then ended, and as of April 30, 2005 and for the four months then ended. The summary historical financial data as of and for each of the years ended December 31, 2004 and 2003, and as of and for the four months ended April 30, 2005 were derived from the audited combined financial statements of the 15 long-term healthcare facilities at nine locations acquired from Diakon contained elsewhere in this prospectus. Certain amounts derived from the audited combined financial statements of the 15 long-term healthcare facilities at nine locations acquired from Diakon Lutheran Social Ministries contained elsewhere in this prospectus have been reclassified to conform to Tandem’s presentation. Historical results are not necessarily indicative of future performance. You should read the information set forth below in conjunction with other sections of this prospectus, including “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes of the 15 long-term healthcare facilities at nine locations acquired from Diakon contained elsewhere in this prospectus. Interim results for the four months ended April 30, 2005 are not necessarily indicative of, and are not projections for, the results to be expected for the full fiscal year ending December 31, 2005.

	Four Months
	Ended	Year Ended December 31,
	April 30,
	2005	2004	2003

	(dollars in thousands, except ratios and
	operating data)
Income Statement Data
Revenues:
Inpatient services	$34,389	$72,888	$67,514
Rehabilitation therapy	—	—	—
Other	205	1,000	686

Total revenues	34,594	73,888	68,200
Expenses:
Operating	25,545	48,376	47,887
General and administrative	5,821	17,829	16,954
Lease	—	—	—
Interest	353	1,093	1,076
Depreciation and amortization	908	2,780	2,925

Total expenses	32,627	70,078	68,842
Income (loss) before income taxes	1,967	3,810	(642)
Provision (benefit) for income taxes	—	—	—

Net income (loss)	$1,967	$3,810	$(642)

Other Financial Data
EBITDA(1)	$3,228	$7,683	$3,359
Operating Data
Number of facilities:
Owned	15	15	15
Leased	—	—	—
Managed	—	—	—
Number of owned and leased beds in service:
Skilled nursing	1,034	1,034	1,034
Assisted living	177	177	177
Independent living	128	128	128

	Four Months
	Ended		Year Ended December 31,
	April 30,
	2005		2004	2003

Occupancy(2)	95.6%		95.8%	95.8%
Quality mix(3):
Inpatient days	43.9%		44.0%	45.6%
Inpatient revenue	34.8	%(4)	53.0%	55.6%
Total revenue	35.2	%(4)	53.6%	56.0%

	As of	As of December 31,
	April 30,
	2005	2004	2003

		(dollars in thousands)
Balance Sheet Data
Cash and cash equivalents	$6	$6	$6
Working capital	3,018	1,887	2,547
Net property, plant and equipment	28,784	29,405	31,201
Total assets	44,152	43,990	46,629
Total debt	23,428	24,181	24,602
Net assets	7,157	6,478	9,173

Notes

(1)	We define EBITDA as earnings (loss) before interest expense, income taxes, depreciation and amortization. EBITDA, as discussed previously is a non-GAAP financial measure. Pursuant to the requirements of Regulation G, we have provided reconciliations of the non-GAAP financial measure to net income (loss), the most directly comparable GAAP financial measure.

		December 31,
	April 30,
	2005	2004	2003

	(dollars in thousands)
EBITDA Reconciliation
Net income (loss)	$1,967	$3,810	$(642)
Plus:
Income tax provision (benefit)	—	—	—
Interest	353	1,093	1,076
Depreciation and amortization	908	2,780	2,925

EBITDA	$3,228	$7,683	$3,359

(2)	We define occupancy as the actual patient days (one patient day equals one patient or resident occupying one bed for one day) during any measurement period as a percentage of the number of available patient days. Available days are determined by multiplying the number of licensed beds in service during the measurement period by the number of calendar days during the measurement period. During any measurement period, the number of licensed beds in a long-term healthcare facility that are actually in service may be less than the actual licensed bed capacity due to, among other things, bed de-certifications.

(3)	We measure both patient days and revenue by payor. The aggregation of payment sources and patient days other than Medicaid is referred to as quality mix. The inpatient days and inpatient revenue quality mix percentages are calculated as non-Medicaid inpatient days as a percentage of total patient days and non-Medicaid inpatient revenue as a percentage of total inpatient revenue, respectively. In addition, we calculate total revenue quality mix as total non-Medicaid inpatient services revenue as a percentage of total revenue.

(4)	Absent the Pennsylvania provider tax assessment as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends — Effects of Inflation and Changing Prices” quality mix as a percentage of inpatient revenue and quality mix as a percentage of total revenue would have been approximately 49.0% and 51.4%, respectively, for the four months ended April 30, 2005.

RISK FACTORS
          This offering and an investment in our common stock involve a high degree of risk. Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase our common stock. The risks and uncertainties described below are not the only ones we face.
          If any of the following risks actually materialize, our business, financial condition or consolidated results of operations could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to Our Industry
     Our revenues could be impacted by federal and state changes to Medicaid and Medicare.
          Jointly financed by the federal and state governments, Medicaid is an essential part of the health coverage and financing system nationally and in every state. Combined federal and state Medicaid outlays exceed $250 billion annually and account for approximately 16% of total national healthcare expenditures. Medicaid is the principal purchaser for approximately 48% of nursing home services purchased in the United States. Rapidly increasing Medicaid spending, combined with slow state revenue growth, has led many states to institute measures aimed at controlling spending growth. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities in the states in which we operate, which could result in Medicaid rate adjustments that are below the average inflationary increases in our operating costs. States may be unable to continue to financially support growing Medicaid programs as currently structured. There is no assurance that federal assistance with the funding of these programs will result or continue.
          More than 33% of our net inpatient services revenue was derived from Medicare in the year ended December 31, 2004 and more than 32% for the six months ended June 30, 2005. Reductions in Medicare rates or changes in the way Medicare pays for services could cause our net service revenue and net income to decline materially. Reductions in Medicare reimbursement could be caused by many factors, including:

•	administrative or legislative changes to the base rates under the applicable prospective payment systems;

•	the reduction or elimination of annual rate increases;

•	the imposition or increase by Medicare of mechanisms, such as shifting more responsibility for a portion of payment to beneficiaries;

•	adjustments to the relative components of the wage index used in determining reimbursement rates; or

•	changes to case mix or therapy thresholds.
          We generally receive fixed payments from Medicare for our services based on the level of care provided to our residents. Consequently, our profitability largely depends upon our ability to manage the cost of providing these services. Medicare currently provides for an annual adjustment of the various payment rates, based upon the increase or decrease of the medical care expenditure category of the Consumer Price Index, which may be less than actual inflation. This adjustment could be eliminated or reduced in any given year.
          Our ancillary businesses are also highly dependent on Medicare revenues from the third party facilities in which they provide services. If there are changes in Medicare rates or methods governing Medicare payments, then the third parties to which we provide ancillary services will either be unable to utilize our services, reduce the level of services which they receive, seek other lower cost providers or require us to lower our prices, each of which could have a material impact on our revenues and net income.

Specific changes in federal and/or states laws, regulations and/or interpretations have the potential to impact Medicaid funding during each subsequent year.
          The Medicaid program is highly dependent upon levels of federal funding, which are set annually. Addressing concerns that state revenue shortfalls might undermine viable Medicaid programs, Congress enacted provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003 to provide temporary state fiscal relief. Under that law, the federal Medicaid match was temporarily increased for five quarters, but expired June 30, 2004 and was not extended. States are currently adjusting and will in the future need to adjust their Medicaid plans in response to levels of federal funding, which may be increased or decreased at any time. Congress receives and reviews many proposals regarding additional state fiscal relief or cuts in Medicaid funding; however, it is not possible to determine what proposals may be advanced and what the impact of those changes may be on facility services.
          The Benefits Improvement and Protection Act, enacted in 2000, mandates a phase out of intergovernmental transfer, or IGT, transactions by states, whereby states inflate the payments to certain public facilities to increase federal matching funds. The reduced federal payments have adversely affected aggregate available funds, thereby requiring states to consider changes in their payment systems. We operate in several of the states that have experienced a contraction of federal matching funds. As an alternative to IGT, a number of states have enacted state legislation authorizing a provider assessment. Under current law, if such assessments meet specific regulatory tests, they are eligible for federal matching funds. Before such plans can be implemented, they must be reviewed and approved by CMS. CMS has slowed the processing of a number of state requests, especially those that require federal waiver authority. Recent developments suggest that CMS is attempting to negotiate with states on specific provisions of state plans. Thus, it is unclear whether successful efforts to secure state legislative and regulatory approvals of provider assessments will necessarily lead to CMS approvals. It is possible that provider assessments enacted during this fiscal year may need to be altered. It is unclear whether the delayed implementation might cause states to abandon provider assessment initiatives and/or seek alternative ways to secure budget projections.
          With the 1997 repeal of the Boren Amendment, which governed federal standards for Medicaid payments to skilled nursing facilities, there can be no assurances that budget constraints or other factors will not cause states to reduce Medicaid reimbursement to skilled nursing facilities or that payments to skilled nursing facilities will be made on a timely basis.

We are subject to extensive government regulation. Any changes in the laws governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.
          As a provider of healthcare services, we are subject to extensive regulation on the federal, state and local levels, including with regard to:

•	facility and professional licensure, certificates of need and permits of approval;

•	conduct of operations, including financial relationships among healthcare providers, Medicare fraud and abuse, and physician self-referral;

•	maintenance and protection of records, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA;

•	environmental protection, health and safety;

•	certification of additional facilities by the Medicare program; and

•	payment for services.
          The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we do business, the services we offer, and our interactions with patients and other providers. These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations could increase our cost of doing business and cause our net income to decline. If we fail to comply with these applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in federal and state reimbursement programs.

If any of our facilities fail to comply with the conditions of participation in the Medicare or Medicaid program, that facility could be terminated from Medicare or Medicaid, which would adversely affect our revenue and net income.
          Our facilities must comply with the extensive conditions of participation in the Medicaid and Medicare programs, which require our facilities to meet specified standards relating to personnel, patient rights, patient care, patient records, administrative reporting and legal compliance. If a facility fails to meet any of the Medicaid or Medicare conditions of participation, that facility may receive a notice of deficiency from the applicable state surveyor. If that facility then fails to institute and comply with a plan of correction for the deficiency within the time period provided by the state surveyor, that facility could be terminated from the Medicaid or Medicare program. We respond in the ordinary course to deficiency notices issued by state surveyors, and none of our facilities have ever been terminated from the Medicaid or Medicare program for failure to comply with the conditions of participation. Any termination of one or more of our facilities from the Medicaid or Medicare program for failure to satisfy the conditions of participation would adversely affect our revenues and net income.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.
          As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Private pay sources also reserve the right to conduct audits. An adverse review, audit or investigation could result in:

•	an obligation to refund amounts previously paid to us pursuant to the Medicare or Medicaid programs or from private payors, which amounts could be material to our business;

•	state or federal agencies imposing fines, penalties and other sanctions on us;

•	loss of our right to participate in the Medicare or Medicaid programs or one or more private payor networks; and

•	damage to our reputation in various markets.
          Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and, in particular, skilled nursing facilities. The investigations include:

•	cost reporting and billing practices;

•	quality of care;

•	financial relationships with referral sources; and

•	medical necessity of services provided.

State laws and regulations could affect our ability to grow.
          Most states in which we operate our business have adopted certificate of need or similar laws that generally require that a state agency approve certain acquisitions and/or determine the need for certain bed additions, new services and capital expenditures, or that other changes exist prior to the acquisition or addition of beds or services, the implementation of other changes or the expenditure of capital. State approvals are generally issued for a specified maximum expenditure and require implementation of the proposal within a specified period of time. There can be no assurance that we will be able to obtain certificate of need approval for future projects requiring such approval. Failure to obtain the necessary state approval can result in our inability to provide the service, operate the facility, complete the acquisition, addition or other change, and can also result in the imposition of sanctions, adverse action on the facility license or adverse reimbursement action.

Possible changes in the case mix of residents and patients as well as payor mix and payment methodologies may significantly affect our profitability.
          The sources and amount of our revenues are determined by a number of factors, including licensed bed capacity and occupancy rates of our facilities, the mix of residents and patients and the rates of reimbursement among payors. Likewise, services provided by our ancillary businesses vary based upon payor and payment methodologies. Changes in the case mix of the residents and patients as well as payor mix among private pay, Medicare and Medicaid will significantly affect our profitability. Particularly, any significant increase in our Medicaid population could have a material adverse effect on our financial position, results of operations and cash flow, especially if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates.

Implementation of annual caps that limit the amounts that can be paid for outpatient therapy services rendered to any Medicare beneficiary may reduce our future net operating revenues and profitability.
          Some of our rehabilitation therapy revenues are paid by the Medicare Part B program under a fee schedule. Congress has established annual caps that limit the amounts that can be paid (including deductible and coinsurance amounts) for rehabilitation therapy services rendered to any Medicare beneficiary under Part B. These annual caps were to go into effect on January 1, 1999, but were delayed when Congress imposed a moratorium on the caps through 2002, and then re-imposed the moratorium for 2004 and 2005. Upon expiration of the moratorium, we believe these annual caps could have an adverse effect on the net operating revenues we generate from providing rehabilitation therapy services to Medicare Part B beneficiaries, to the extent that such patients receive services for which total payments would exceed the annual caps.

Legislative initiatives could negatively impact our operations and financial results.
          In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would result in major changes to the healthcare system, either at the national or state level. Many of these proposals have been introduced in an effort to reduce costs. For example, the Medicare Modernization Act of December 2003, or MMA, allocated significant additional funds to Medicare managed care providers to promote greater participation in those plans by Medicare beneficiaries. If these increased funding levels achieve their intended result, the rate of growth in the Medicare fee-for-service market could decline. Among other proposals that have been introduced are requirements that all businesses offer health insurance coverage to their employees and the creation of a government health insurance plan that would cover all citizens and increase payments by beneficiaries. We cannot predict whether any of the above proposals, or any other future proposals, will be enacted. If enacted, we could be forced to expend considerable resources to comply with and implement such reforms.
     Delays in reimbursement may cause liquidity problems.
          If we have information systems problems or issues arise with Medicaid or other payors, we may encounter delays in our payment cycle. Any future timing delay may cause working capital shortages. As a result, working capital management, including prompt and diligent billing and collection, is an important factor in our consolidated results of operations and liquidity. Our working capital management procedures may not successfully negate this risk. Significant delays in payment or reimbursement could have an adverse impact on our liquidity and financial condition.

          Our ancillary services are also increasingly sensitive to delays in reimbursement, as they are dependent on other third party payors. Each of these third party payors is subject to the same delays to which we are subject, which would further delay the date we will receive payment for the provision of our ancillary services. As we continue to grow and expand the ancillary services which we offer to third parties, we may incur increasing delays in payment for these ancillary services, and these payment delays could have an adverse impact on our liquidity and financial condition.
     Our operations are subject to environmental and occupational health and safety regulations.
          We are subject to a wide variety of federal, state and local environmental and occupational health and safety laws and regulations. Regulatory requirements faced by healthcare providers such as us include those relating to air emissions, waste water discharges, air and water quality control, occupational health and safety (such as standards regarding blood-borne pathogens and ergonomics), management and disposal of medical and other wastes, providing notice to employees and members of the public about regulated materials and wastes and certain other requirements. We believe we are in material compliance with applicable environmental and occupational health and safety requirements. Failure to comply with these requirements could subject us to fines, penalties and increased costs. Moreover, changes in existing requirements or more stringent enforcement of them, as well as discovery of currently unknown conditions, could result in additional cost and potential liabilities, and there can be no guarantee that such increased expenditures would not be significant.

The application of state certificates of need and permit of approval regulations and compliance with federal and state licensing requirements could substantially limit our ability to operate and grow our business.
          Our ability to expand operations in a state will depend on our ability to obtain individual state facility licenses to operate. Six states in which we currently operate require healthcare providers to obtain a certificate of need or a permit of approval for the purchase, construction or expansion of long-term healthcare facilities, or to make changes in bed capacity. Of the states in which we currently operate, Florida, Maryland, New Jersey, Ohio, Tennessee and Virginia have certificate of need or permit of approval laws. In granting approval, these states consider the need in the service area for additional or expanded healthcare facilities or services. The failure to obtain any requested certificate of need, permit of approval or other license could impair our ability to operate or expand our business.
          While Pennsylvania does not have a certificate of need or permit of approval process, the Department of Public Welfare of the Commonwealth of Pennsylvania has promulgated a statement of policy which will not allow an increase in nursing care beds under the medical assistance program. Consequently, the Department of Public Welfare is currently only issuing approvals to enroll additional licensed beds in the medical assistance program pursuant to an exceptions process through which the individual facility must demonstrate the need for, and cost effectiveness of, the nursing care beds proposed for enrollment.

Future cost containment initiatives undertaken by private third party payors may limit our future revenues and net income.
          Initiatives undertaken by major insurers and managed care companies to contain healthcare costs may affect our revenues and net income. These payors attempt to control healthcare costs by contracting with hospitals and other healthcare providers to obtain services on a discounted basis. We believe that this trend may continue and may limit reimbursements for healthcare services. If insurers or managed care companies from whom we receive substantial payments were to reduce the amounts they pay for services, our profit margins may decline, or we may lose residents or patients if we choose not to renew our contracts with these insurers at lower rates.

We are required to comply with laws governing the transmission and privacy of health information.
          The Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires us to comply with standards for the exchange of health information within Tandem and with third parties, such as payors, business associates, residents and patients. The standards address common healthcare transactions, such as claims information, plan eligibility, payment information, use of electronic signatures, unique identifiers for providers, employers, health plans and individuals, security, privacy, and enforcement.
          In January 2004, CMS published a rule announcing the adoption of the National Provider Identifier as the standard unique health identifier for healthcare providers to use in filing and processing healthcare claims and other transactions. The rule became effective May 23, 2005, with a compliance date of May 23, 2007. Sanctions for failing to comply with the HIPAA health information practices provisions include criminal penalties and civil sanctions.
Risks Related to Our Business

A significant portion of our business is concentrated in certain markets, and changes in the laws affecting our business in those markets could have a material adverse effect on our operating results.
          For the six months ended June 30, 2005, we earned approximately 78% of our inpatient services revenues from our operations in Florida, Ohio and Pennsylvania. Furthermore, we earned approximately 48% of our inpatient services revenues from operations in Florida for the six months ended June 30, 2005. The economic condition of these markets could affect the ability of our residents and third party payors to reimburse us for our services through a reduction of disposable household income or an ultimate reduction of the tax base used to generate state funding of their respective Medicaid programs. An economic downturn or changes in the laws affecting our business in these markets and in surrounding markets could have a material adverse effect on our financial position, results of operations and cash flow.

We face various general and professional liability risks.
          The significant increase in patient care liability costs in the past three years is a critical issue for our industry. General and professional liability claims for the long-term healthcare industry have become increasingly expensive and can be unpredictable. In addition to large compensatory claims, plaintiffs’ attorneys increasingly are seeking significant punitive damages and attorney’s fees. The volatility of these costs have resulted from dynamic changes in frequency and severity of claims, rapid growth in trend rates, and varying claim payment patterns, as well as a changing legal and insurance environment. Florida is among the leading states where general and professional liability claims are being incurred. Industry sources report the average cost of a claim in Florida in 2004 was more than three times higher than most of the rest of the United States. Florida healthcare providers experienced nearly three times the number of claims that were experienced by providers in most other states. As a result of the litigious environment, insurance premiums for general and professional liability claims have increased, and in certain states coverage is unavailable to skilled nursing facility operators since insurance companies have refrained from providing insurance. The Florida long-term healthcare industry received some assistance with the passage of tort reform measures that became effective on October 5, 2001. Despite those reforms, if patient care claims increase in number and size, our future financial condition and operating results may be adversely affected.
          Since 2002, we have been unable to acquire commercial risk transfer insurance to insure our general and professional liability risk in Florida, where it is not available, and in New Jersey, where it is prohibitively expensive. However, we have purchased limited, defined risk, claims made policies in 2003, 2004 and 2005 in Florida. For 2003 and 2004, we also provided excess general liability insurance coverage through our off-shore captive insurance subsidiary, Laurel Indemnity Co., Ltd. Nonetheless, a substantial portion of our professional and general liability risk in Florida and New Jersey has been largely self-insured throughout this period. While we believe that we have taken prudent measures to limit our exposure to catastrophic professional liability claims, we cannot assure you that any of these measures will protect us from such a claim.

          Primarily as a result of the increase in general and professional liability claims against long-term healthcare providers, insurance companies are ceasing to insure long-term healthcare providers in Florida, or severely limiting their capacity to write long-term care general and professional liability insurance. When insurance coverage is available, insurance carriers are typically requiring companies to significantly increase their liability retention levels and/or pay substantially higher premiums for reduced coverage. This has been the case for most insurance coverage, including workers’ compensation and general and professional liabilities. We cannot assure you that we will be able to renew our insurance coverage in future years on terms as favorable as those we currently have. If we are unable to maintain adequate insurance coverage or are required to pay punitive damages which are uninsured, we may be exposed to substantial liabilities.
          We have purchased insurance for workers’ compensation, property, casualty and other risks from numerous insurance companies. We exercise care in selecting companies from which we purchase insurance, including reviewing published ratings by recognized rating agencies, obtaining advice from national brokers and consultants and reviewing trade information sources. There exists a risk that any of these insurance companies may become insolvent and unable to fulfill their obligation to defend, pay or reimburse us when that obligation becomes due. Although we believe the companies from which we have purchased insurance are solvent, in light of the dramatic changes occurring in the insurance industry in recent years, we cannot assure you that they will remain solvent and able to fulfill their obligations.
          The services offered by us have an inherent risk of professional liability, leading to the possibility of substantial damage awards. We, and the healthcare professionals who provide services on our behalf, may be the subject of professional liability claims. These healthcare professionals could be considered our agents and, as a result, we could be held liable for their medical negligence. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain residents and employees. Other than in Florida and New Jersey, where we are self-insured, we maintain professional liability insurance that provides primary coverage on an occurrence form basis. We are responsible for deductibles and amounts in excess of the limits of our coverage. Future claims could be made in excess of our current insurance coverage or self-insurance amounts, which, if successful, could materially, adversely affect our ability to conduct business or manage our assets. In addition, our insurance coverage may not continue to be available to us at commercially reasonable rates, in adequate amounts, on satisfactory terms or at all.
          At June 30, 2005, we had $16.4 million in accruals for known or potential uninsured general and professional liability claims based on claims experience and an independent actuarial review. We may need to increase our accruals as a result of future actuarial reviews and claims that may develop. An adverse determination in legal proceedings, whether currently asserted or arising in the future, could have a material adverse effect on our business.
          We also are subject to lawsuits under the federal False Claims Act and comparable state laws for submitting fraudulent bills for services to the Medicare and Medicaid programs. These lawsuits, which may be initiated by the government and also by a private party asserting direct knowledge of fraud, can involve significant monetary damages, fines, attorney fees and the award of bounties to private plaintiffs who successfully bring these suits, as well as to the government programs. These “qui tam” whistleblower lawsuits may be initiated against any person or entity alleging such person or entity has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or has made a false statement or used a false record to get a claim approved. Penalties for False Claims Act violations include fines ranging from $5,500 to $11,000 for each false claim, plus up to three times the amount of damages sustained by the federal government. A False Claims Act violation may provide the basis for exclusion from the federally-funded healthcare programs. In addition, some states, including Florida, have adopted similar whistleblower and false claims provisions. See “Business — Legal Proceedings” for a description of a pending qui tam lawsuit.

We may be subject to unionization activities, work stoppages or slowdowns.
          Approximately 6% of our aggregate workforce as of June 30, 2005 was unionized, which represents employees in seven of our owned or leased long-term healthcare facilities who are covered by collective bargaining agreements. If a greater percentage of our workforce attempts to becomes unionized, the costs associated with dealing with union organization could become significant. Work stoppages, strikes or other labor disruptions by our employees as a result of union organization activities could materially and adversely affect our revenues, operations or financial condition.

We face competition, including competition from entities with greater resources, which may make it difficult for us to compete effectively as a provider of long-term healthcare services.
          We compete with local and regional skilled nursing and hospice companies, hospitals, and other businesses that provide skilled nursing services, some of which are large established companies that have significantly greater resources than we do. Our primary competition comes from local operators in each of our markets. The introduction by our competitors of new and enhanced service offerings, in combination with industry consolidation and the development of competitive joint ventures, could cause a decline in net service revenue, loss of market acceptance of our services, or make our services less attractive. Future increases in competition from existing competitors or new entrants may limit our ability to maintain or increase our market share. We may not be able to compete successfully against current or future competitors, and competitive pressures may have a material, adverse impact on our business, financial condition, or consolidated results of operations.

Shortages in qualified nurses, therapists and other healthcare professionals could increase our operating costs significantly or constrain our ability to grow.
          We rely on our ability to attract and retain qualified nurses, therapists and other healthcare professionals. The availability of qualified nurses nationwide has declined in recent years, and competition for these and other healthcare professionals has increased. As the demand for these services continually exceeds the supply of available and qualified staff, we and our competitors have been forced to offer more attractive wage and benefit packages to these professionals and to utilize outside contractors at premium rates. Our ability to attract and retain these nurses, therapists and other healthcare professionals depends on several factors, including our ability to provide desirable assignments and competitive benefits and salaries. We may not be able to attract and retain qualified nurses, therapists or other healthcare professionals in the future. The cost of recruiting and retaining these professionals and providing them with competitive benefit packages may be higher than anticipated, which could cause our net income to decline. If we are unable to attract and retain qualified professionals, our ability to provide services to our residents and patients may decline or our ability to grow may be constrained. The competitive arena for this shrinking labor market has created high turnover among clinical professional staff as many seek to take advantage of the supply of available positions.
          In addition to the wage pressures inherent in this environment, the cost of training new and existing employees could create pressure on our operating margins. Increased attention to the quality of care provided in skilled nursing facilities has caused several states to mandate and other states to consider mandating minimum staffing laws that further increase the gap between demand for and supply of qualified individuals, and lead to higher labor costs. Our ability to satisfy such staffing requirements will depend upon our ability to attract and retain qualified healthcare professionals, including nurses, therapists, certified nurse’s assistants and other personnel. Failure to comply with such minimum staffing requirements may result in the imposition of fines or other sanctions. If states do not appropriate sufficient additional funds (through Medicaid program appropriations or otherwise) to pay for any additional operating costs resulting from such minimum staffing requirements, our profitability may be materially adversely affected. There can be no assurance that continued shortages will not affect our ability to attract and maintain an adequate staff of qualified healthcare personnel in the future. A lack of qualified personnel at a facility could result in significant increases in labor costs and an increased reliance on expensive temporary nursing agencies or otherwise adversely affect operations at such facility. Any of these developments could adversely affect our operating results or expansion plans.

We may make acquisitions that could subject us to a number of operating risks.
          We may continue to make acquisitions of, investments in, and strategic alliances with complementary businesses to enable us to add services for our core customer base and for adjacent markets, and to expand each of our businesses geographically. However, implementation of this strategy entails a number of risks, including:

•	inaccurate assessment of undisclosed liabilities;

•	entry into markets in which we may have limited or no experience;

•	diversion of management’s attention from our core business;

•	difficulties in assimilating the operations of an acquired business or in realizing projected efficiencies and cost savings; and

•	increasing our indebtedness and limiting our ability to access additional capital when needed.
          Certain changes may be necessary to integrate the acquired businesses into our operations, to assimilate new employees and to implement reporting, monitoring, compliance and forecasting procedures. Obtaining anticipated revenue synergies or cost reductions are also risks in many acquisitions. If we fail to successfully integrate acquisitions, our business could suffer. In addition, the integration of any acquired business into ours and the acquired businesses’ financial results may adversely affect our operating results.

Our acquisition and internal development activity may impose strains on our existing resources.
          We have grown significantly over the past three years. As we continue to expand our markets, our growth could strain our resources, including management, information and accounting systems, regulatory compliance, logistics and other internal controls. Our resources may not keep pace with our anticipated growth. If we do not manage our expected growth effectively, our future prospects could be adversely affected.

We may be unable to secure the additional capital necessary to implement our growth strategy.
          As of June 30, 2005, we had cash and cash equivalents and current escrows of approximately $15.0 million. Based on our current plan of operations, including acquisitions, we believe this amount, when combined with the proceeds of this offering, our senior subordinated notes offering and our new credit facility, will be sufficient to fund our growth strategy and to meet our currently anticipated operating expenses, capital expenditures and debt service obligations for at least the next 12 months. If our future net service revenue or cash flow from operations is less than we currently anticipate, we may not have sufficient funds to implement our growth strategy. We cannot assure you that we will be able to obtain equity or debt financing on commercially reasonable terms or at all. Further, we cannot readily predict the timing, size, and success of our acquisition and internal development efforts and the associated capital commitments. If we do not have sufficient cash resources, our growth could be limited unless we are able to obtain additional equity or debt financing.

The loss of certain senior management could have a material adverse effect on our operations and financial performance.
          Our success depends upon the continued employment of certain members of our senior management, including our Chairman and Chief Executive Officer, Lawrence R. Deering, our President and Chief Operating Officer, Joseph D. Conte, our Chief Financial Officer and Treasurer, Eugene R. Curcio, and our Vice President, General Counsel and Secretary, Rosemary L. Corsetti. We have entered into an employment agreement with each of these officers in an effort to further secure their employment. In addition, we have key employee life insurance policies, of which we are the beneficiary, in the amount of $2.0 million each for Messrs. Deering and Conte. The loss of service of any of these officers could have a material adverse effect on our operations and financial performance.

If we are unable to maintain relationships with existing referral sources or establish new referral sources, our growth and net income could be adversely affected.
          Our success depends significantly on appropriate referrals from physicians, hospitals and other healthcare providers in the communities in which we deliver our services. Our referral sources are not obligated to refer business to us and may refer business to other healthcare providers. We believe many of our referral sources refer business to us as a result of the quality of our patient service. Our loss of, or failure to maintain, existing relationships or our failure to develop new relationships could adversely affect our ability to expand our operations and operate profitably.
          Additionally, a federal statute known as the “Stark Law,” prohibits certain referrals by a physician to certain organizations in which such physician has a financial relationship, violation of which is punishable by substantial civil monetary assessments and penalties. Additionally, a provider in violation of this law may be denied participation in the Medicare and/or Medicaid programs. If and to the extent we engage in a prohibited activity and judicial or administrative proceedings concluded adversely, such outcome could materially affect our businesses.
          We have internal policies and procedures and have developed and implemented a compliance program that management believes will effectively reduce exposure to violations of these and other laws. However, because the government’s enforcement efforts presently are widespread within the industry and may vary from region to region, there can be no assurance that our compliance program will significantly reduce or eliminate exposure to civil or criminal sanctions or adverse administrative determinations.

Our financial leverage and debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations, which could adversely affect our ability to operate our business.
          We are a highly leveraged company, and our financial performance could be affected by our significant indebtedness and our significant debt service obligations. As of June 30, 2005, we had outstanding indebtedness of approximately $275.5 million and, after giving effect to the Transaction, our indebtedness would have been approximately $250.0 million. Our substantial level of indebtedness could have important negative consequences, including:

•	we may have difficulty satisfying our obligations with respect to our indebtedness;

•	we may have difficulty obtaining additional financing in the future for working capital, capital expenditures, acquisitions or other purposes;

•	we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

•	our substantial debt level increases our vulnerability to general economic downturns and adverse industry conditions;

•	our substantial financial leverage could place us at a competitive disadvantage compared to any of our competitors that have relatively less debt;

•	our failure to comply with the financial and other restrictive covenants in our debt instruments, which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects; and

•	in the event that we are in default of our obligations to our lenders, we may be unable to cure the default or secure necessary waivers from our lenders, which could result in acceleration of our indebtedness and foreclosure by our lenders on our assets.

          We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets, obtain additional equity capital or refinance all or a portion of our indebtedness. In addition, any such asset sale, financing or refinancing may not be available on commercially reasonable terms or at all.

The agreements that govern our existing indebtedness, as well as our new credit facility and our senior subordinated notes, contain various covenants that limit our discretion in the operation of our business.
          The agreements and instruments that govern both our currently existing indebtedness and our new credit facility and our senior subordinated notes contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios, and restrict our ability to:

•	incur more debt;

•	pay dividends, purchase company stock or make other distributions;

•	make certain investments;

•	create certain liens;

•	enter into transactions with affiliates;

•	make acquisitions;

•	merge or consolidate; and

•	transfer or sell assets.
          Our ability to comply with these covenants is subject to various risks and uncertainties. In addition, events beyond our control could affect our ability to comply with and maintain the financial tests and ratios. Any failure by us to comply with and maintain all applicable financial tests and ratios and to comply with all applicable covenants could result in an event of default, acceleration or termination of the commitment to make further extensions of credit under a substantial portion of our debt. If we were unable to repay debt to our secured lenders, these lenders could proceed against the collateral securing that debt. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities.

Our business is conducted through our subsidiaries.
          Our operations are conducted through our subsidiaries. As a result, we depend on loans, advances or payments from our subsidiaries to satisfy our financial obligations and to make payments to our investors. The ability of our subsidiaries to make payments to us is restricted by, among other things, applicable corporate and other laws and regulations, current loan agreements, as well as agreements to which our subsidiaries may be parties in the future.

We will incur increased costs as a result of being a public company.
          As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements as well as costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the rules of the Securities and Exchange Commission and Nasdaq National Market. We expect these requirements to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect to incur significant costs in connection with the assessment of our internal controls over financial reporting. We also expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we identify deficiencies in our internal controls over financial reporting, our business and our stock price could be adversely affected.
          Beginning with our annual report for the year ending December 31, 2006 we will be required to report on the effectiveness of our internal controls over financial reporting as required by Section 404 of Sarbanes-Oxley. Under Section 404, we will be required to assess the effectiveness of our internal controls over financial reporting and report our conclusion in our annual report. Our auditor is also required to report its conclusion regarding the effectiveness of our internal controls over financial reporting. The existence of one or more significant deficiencies or material weaknesses would require us and our auditor to conclude that our internal controls over financial reporting are not effective. If there are significant deficiencies or material weaknesses identified in our internal controls over financial reporting, we could be subject to regulatory scrutiny and a loss of public confidence in our financial reporting, which could have an adverse effect on our business and our stock price.

Terrorist attacks, acts of war or natural disasters may seriously harm our business.
          Terrorist attacks or acts of nature, such as hurricanes, may cause damage or disruption to us, our employees and our facilities, which could affect our ability to provide services to our residents. We are dependent on consistent and reliable delivery of food, pharmaceuticals and other products to our facilities. If this delivery were interrupted due to a terrorist attack or act of nature it would have a significant impact on our facilities. The potential for future terrorist attacks, the national and international responses to terrorist attacks, other acts of war or hostility or future natural disasters may cause greater uncertainty and cause our business to suffer in ways that we currently cannot predict.
Risks Related to this Offering

Our executive officers, directors and their affiliates, including affiliates of Behrman Capital II L.P., hold a substantial portion of our common stock and could exercise significant influence over matters requiring shareholder approval, regardless of the wishes of other shareholders.
          Our executive officers and directors and their affiliates, including affiliates of Behrman Capital II L.P., which we refer to as Behrman Capital, will beneficially own an aggregate of approximately      % of our outstanding common stock immediately following this offering or      % if the underwriters exercise their overallotment option in full. Behrman Capital and its affiliates will control      % of the voting power of our common stock after this offering or      % if the underwriters exercise their overallotment option in full, and will control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including the election of directors, business combinations, the amendment of our articles of incorporation and other significant corporate actions. Accordingly, this concentration may harm the market price of our common stock or prevent our shareholders from receiving a premium for their shares of common stock. In addition, the interests of these shareholders may differ from your interests and they may take actions with which you disagree. Furthermore, Behrman Capital may also invest in the securities of our competitors.

Our common stock value may suffer from anti-takeover provisions that may impede potential takeovers that management opposes.
          Provisions in our corporate documents and in Pennsylvania corporate law, as well as certain federal regulations, may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Provisions in our articles of incorporation and by-laws provide, among other things:

•	classifying the board of directors such that only one-third of directors are elected each year;

•	authorizing the issuance of “blank check” preferred stock by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	prohibiting the use of cumulative voting for the election of directors;

•	limiting the ability of shareholders to call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.
          Provisions of the Pennsylvania Business Corporation Law, which we refer to as the BCL, which applies to us provides, among other things, that we may not engage in a business combination with an “interested shareholder” during the five-year period after the interested shareholder became such, except under certain specified circumstances. Under the BCL, an interested shareholder is generally a holder of 20% or more of the company’s voting stock. The BCL also contains provisions providing for the ability of shareholders to object to the acquisition by a person, or group of persons acting in concert, of 20% or more of its outstanding voting securities and to demand that they be paid a cash payment for the fair value of their shares from the controlling person or group. In addition, there are various regulatory restrictions on takeovers of our company.
          These provisions also will make it more difficult for an outsider to remove our current board of directors or management. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of our Articles of Incorporation and By-laws and Pennsylvania Law” for a further description of anti-takeover provisions in our corporate documents and under Pennsylvania law and federal regulations.

An active trading market for our common stock may not develop.
          Prior to this offering, there has been no public market for our common stock. After the pricing of this offering, we expect that our common stock will be quoted on the Nasdaq National Market. However, an active trading market for our shares may never develop or be sustained following this offering. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price for our common stock will be determined through negotiations with the underwriters and us. This initial public offering price may vary from the market price of our common stock after the offering. You may not be able to resell your shares at or above the initial public offering price and may suffer a loss on your investment.

If there are substantial sales of our common stock, our stock price could decline.
          If our existing shareholders sell a large number of shares of our common stock or the public market perceives that existing shareholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless any such shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Substantially all of the remaining shares to be owned by the existing shareholders upon completion of this offering will be eligible for sale pursuant to Rule 144 upon the expiration of 180-day lock-up agreements. Such sales could create public perception of difficulties or problems with our business. As a result, these sales might make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.
          Upon completion of this offering, holders of an aggregate of approximately                      shares of common stock will have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market.

          Additional shares of common stock underlying options will become available for sale in the public market. We expect to file one or more registration statements on Form S-8 which will register up to                      shares upon the exercise of options and  shares in connection with our Employee Stock Purchase Plan.

The trading price of our common stock is likely to be volatile, and you may not be able to sell your shares at or above the initial public offering price.
          The market price of our common stock is likely to be highly volatile as the stock market in general has been highly volatile. Factors that could cause fluctuation in the stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	conditions or trends in our industry;

•	changes in the market valuations of other long term healthcare providers;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

•	capital commitments;

•	changes in demand for the products and services that we offer;

•	litigation and professional liability claims;

•	pricing and other actions taken by our competitors;

•	changes in the healthcare regulatory environment;

•	general economic conditions;

•	additions or departures of key personnel; and

•	sales of our common stock.
          Many of these factors are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our operating performance.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
          We do not plan to declare or pay dividends on shares of our common stock in the foreseeable future. Further, the agreements and instruments that govern our new credit facility and the indenture governing our senior subordinated notes will impose limits on our ability to declare or pay dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment in our common stock will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the market price of our common stock after this offering will ever exceed the price that you pay for our common stock in this offering.

You will incur immediate and substantial dilution as a result of this offering.
          The initial public offering price will be substantially higher than the net tangible book value per share of our outstanding common stock. As a result, purchasers in this offering will experience immediate and substantial dilution. Based upon the issuance and sale of            shares of common stock by us at an assumed initial offering price of $           per share (the mid-point of the initial public offering price range indicated on the cover of this prospectus) you will incur immediate dilution of $          in the net tangible book value per share. In addition, to the extent that currently outstanding options and warrants to purchase common stock are exercised, there will be further dilution.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus contains forward-looking statements. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “intend,” “project,” “plan,” “predict” and “continue” or similar words, or the negative thereof. Forward-looking statements may also use different phrases.
          These forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or industry results to be materially different from any future results, performance, achievements or industry results expressed or implied by us in those statements. These risks, uncertainties and other factors include, among others:

•	the effect of government regulations and changes in regulations governing the healthcare industry, including our compliance with such regulations;

•	periodic reviews, audits and investigations by federal and state agencies;

•	state regulation of construction or expansion by healthcare providers;

•	demographic changes and changes in payor mix;

•	our ability to maintain and increase census (volume of residents) levels;

•	changes in Medicare and Medicaid payment levels and methodologies, including annual therapy caps, and the application of such methodologies by the government and its fiscal intermediaries;

•	liquidity concerns, including as a result of delays in reimbursement;

•	the failure to comply with environmental and occupational health and safety regulations;

•	our ability to obtain and maintain individual state facility licenses to operate;

•	future cost containment initiatives by third party payors;

•	changes in, or the failure to comply with, regulations governing the transmission and privacy of health information;

•	national and local economic conditions, including their effect on the availability and cost of labor, utilities and materials;

•	pending or threatened litigation and professional liability claims;

•	changes in the current trends in the costs and volume of patient-care related claims, workers’ compensation claims and insurance costs related to such claims;

•	our ability to obtain adequate insurance coverage with financially viable insurance carriers, as well as the ability of our insurance carriers to fulfill their obligations;

•	unionization, work stoppages or slowdowns;

•	the competitive environment in which we operate;

•	our ability to attract and retain qualified personnel;

•	our ability to manage growth effectively;

•	our ability to integrate acquisitions and realize synergies and accretion;

•	the availability and terms of capital to fund acquisitions, capital expenditures and ongoing operations;

•	our ability to maintain good relationships with referral sources;

•	our existing and future debt, which may affect our ability to obtain financing in the future or to comply with our existing debt covenants; and

•	our ability to improve our fundamental business processes and reduce costs throughout the organization.
          Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
          We estimate the net proceeds to us from (1) the sale of                      shares of common stock in this offering will be approximately $                    million at an assumed initial public offering price of $           per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), after deducting estimated underwriting discounts, commissions and estimated offering expenses, (2) our concurrent senior subordinated notes offering will be approximately $                    million, after deducting estimated underwriting discounts, commissions and estimated offering expenses, and (3) our new credit facility will be approximately $                    million, after deducting estimated fees and expenses. We will not receive any proceeds from shares of common stock sold by the selling shareholders in the event that the underwriters exercise their overallotment option. We are not required to sell the senior subordinated notes or enter into our new credit facility in order to sell the common stock in this offering. Pending the described uses of the net proceeds, we intend to invest the net proceeds in short-term investment grade securities. We cannot predict whether the proceeds invested will yield a favorable return.
          We intend to apply the net proceeds from this offering to redeem all shares of our redeemable preferred stock, pay fees and expenses related to this offering, including a payment to terminate a financial advisory agreement with our financial sponsor, and to repay indebtedness. We intend to apply the net proceeds from our senior subordinated notes offering and the term loan portion of our new credit facility to repay indebtedness and to pay fees and expenses. Any remaining proceeds will be available for general corporate purposes subject to the terms of our new credit facility. We will not receive any proceeds from the sale of any shares by the selling shareholders. The following table sets forth the estimated sources and uses of the funds for the Transaction based on amounts outstanding at June 30, 2005.

Sources (dollars in millions):
Common stock to be offered by Tandem		$125.0
New senior subordinated notes		150.0
New credit facility(1)		100.0

Total sources		$375.0

Uses (dollars in millions):
Redemption of all series of redeemable preferred stock		$76.1
Repayment of Merrill Lynch Capital/LaSalle Bank indebtedness(2)(3)		73.1
Repayment of Merrill Lynch Capital indebtedness(4)(5)		40.4
Repayment of LaSalle Bank indebtedness(6)(7)		105.0
Repayment of Key Bank/JP Morgan indebtedness(8)		23.8
Repayment of Key Bank indebtedness(9)		2.0
Repayment of GE Capital indebtedness(10)		6.4
Repayment of GMAC Commercial Mortgage indebtedness(11)		7.2
Repayment of MMG promissory note(12)		8.5
Repayment of Lighthouse promissory note(13)		1.7
Repayment of CoastalMed promissory note(14)		4.0
Repayment of Villa Homes West promissory note(15)		0.5
Repayment of Smith-Packett Enterprises promissory note(16)		2.5
Repayment of remaining capital lease obligations		0.3
Aggregate repayment of indebtedness exit fees, prepayment penalties and prepayment premiums(17)		1.7
Redemption of warrant held by Health Care REIT, Inc.(18)
Behrman Brothers Management Corp. termination fee(19)		2.5
Transaction fees and expenses		18.5

Total uses	$

(1)	The new credit facility consists of a $100.0 million term loan and a $50.0 million revolver, which we anticipate will be undrawn at the closing of this offering.

(2)	Includes $69.9 million of debt entered into in connection with our acquisition of certain assets of Diakon with an interest rate of LIBOR plus 3.75% and an April 2010 maturity date. If the indebtedness is paid prior to February 1, 2006, we will incur an exit fee and a prepayment penalty, each in an amount equal to of 1% of the original aggregate principal amount of the indebtedness. If the indebtedness is paid subsequent to January 31, 2006, we will incur a prepayment fee equal to 1% of the original aggregate principal amount of the indebtedness. We intend to discharge approximately $38.0 million of this indebtedness on or about February 2, 2006, rather than upon the consummation of this offering.

(3)	Includes $3.2 million of outstanding working capital revolvers entered into in connection with our acquisition of certain assets of Diakon with an interest rate of LIBOR plus 3.75% and an April 2010 maturity date.

(4)	Includes a $7.0 million note entered into in connection with our acquisition of MMG and Lighthouse, with an interest rate of LIBOR plus 13.0% in year one and an interest rate of LIBOR plus 15.50% for years two through five with a November 2009 maturity date.

(5)	Includes (a) $28.9 million of indebtedness with an interest rate of LIBOR plus 3.75% and a December 2009 maturity date, (b) $2.2 million of indebtedness with an interest rate of LIBOR plus 6.00% and a December 2009 maturity date and (c) $2.3 million of outstanding working capital revolvers with an interest rate of LIBOR plus 3.75% and a December 2009 maturity date. As of June 30, 2005, the indebtedness described in (a) and (b) of this footnote are subject to an exit fee equal to 1.0% of the original aggregate principal amount of the indebtedness if paid subsequent to February 2, 2005. In the event that the indebtedness described in (a) and (b) of this footnote is refinanced by the lender, the 1.0% exit fee is waived.

(6)	Includes a $25.0 million note and a $0.9 million equipment note entered into in connection with our acquisition of MMG and Lighthouse with an interest rate of LIBOR plus 3.5% with maturity dates of November 2009 and December 2007, respectively.

(7)	Includes (a) $32.0 million of indebtedness with an interest rate of LIBOR plus 3.5% and a December 2009 maturity date, (b) $3.6 million of indebtedness with an interest rate of LIBOR plus 4.0% and a November 2009 maturity date, (c) $20.1 million of indebtedness with an interest rate of LIBOR plus 3.5% and a May 2009 maturity date, (d) $12.7 million of indebtedness with an interest rate of LIBOR plus 4.0% and a May 2009 maturity date, (e) $1.3 million of indebtedness with an interest rate of LIBOR plus 4.0% and an September 2006 maturity date, (f) $4.2 million of outstanding working capital revolvers with an interest rate of prime plus 0.5% and a November 2009 maturity date, (g) $4.2 million of outstanding working capital revolvers with an interest rate of prime plus 0.5% and a May 2009 maturity date and (h) $1.0 million of outstanding working capital revolvers with an interest rate of prime plus 1.0% and a September 2006 maturity date. As of June 30, 2005, the indebtedness described in (a), (b), (c) and (d) of this footnote are subject to a prepayment premium equal to 1.0% of the original aggregate principal amount of the indebtedness if paid prior to maturity.

(8)	Represents a $23.8 million loan entered into in conjunction with the purchase of the underlying real estate of six long-term healthcare facilities, which we previously leased. This debt bears interest at prime plus 0.75% and has a December 2009 maturity date.

(9)	Represents $2.0 million of outstanding working capital revolvers with an interest rate of prime plus 1.5% and a March 2006 maturity date.

(10)	Represents $6.4 million of outstanding working capital revolvers with an interest rate of prime plus 0.5% and a February 2008 maturity date.
footnotes continued on following page

(11)	Represents $7.2 million of indebtedness with an interest rate of LIBOR plus 4.1% and a February 2008 maturity date.

(12)	This $8.5 million promissory note, which was issued in connection with our acquisition of MMG, bears interest at 8.0% with a December 31, 2009 maturity date, and becomes immediately due and payable upon the consummation of this offering. Until the earlier of December 31, 2007 or the resolution of any indemnity claim in connection with the MMG acquisition, we will escrow up to $4.0 million of the aggregate principal amount of this promissory note.

(13)	This $1.7 million promissory note, which was issued in connection with our acquisition of Lighthouse, bears interest at 8.0% with a December 31, 2009 maturity date, and becomes immediately due and payable upon the consummation of this offering.

(14)	Represents $4.0 million of indebtedness with an interest rate of 6.0% and an October 2008 maturity date.

(15)	Represents $0.5 million of indebtedness with an interest rate of 7.0% and a March 2008 maturity date.

(16)	Represents $2.5 million of indebtedness with an interest rate of 8.0% and an April 2008 maturity date.

(17)	Includes $0.7 million of exit fees and $0.3 million of prepayment penalties associated with the indebtedness set forth in footnote (2), and $0.7 million of aggregate prepayment premiums associated with the indebtedness described in footnotes (a), (b), (c) and (d) of footnote 7.

(18)	Effective as of September 8, 2005, Health Care REIT, Inc. holds a warrant exercisable for shares of our common stock. In connection with this offering, Health Care REIT has the option, in its sole discretion, to exercise a put, which expires upon the consummation of this offering, which would require us to repurchase the shares of common stock issuable upon exercise of this warrant at the initial public offering price per share. As of the date hereof, Health Care REIT has not informed us of their intentions with respect to this warrant. The total amount shown is based on an initial public offering price of $ per share (the midpoint of the initial public offering price range indicated on the cover page of this prospectus). Health Care REIT also has certain registration rights, which if exercised, would require us to register the shares of common stock issuable upon exercise of the warrant. Health Care REIT cannot sell any shares of our common stock until at least 180 days after the date of this prospectus. See “Description of Capital Stock — Registration Rights.”

(19)	A termination fee of $2.5 million, which represents 2% of the aggregate gross proceeds of this offering, is payable by us to Behrman Brothers Management Corp., an entity under common control with our majority shareholder Behrman Capital II L.P., pursuant to a financial advisor agreement between Behrman Brothers Management Corp. and us. An additional $375,000 payment to Behrman Brothers Management Corp. will be payable by us if the overallotment option is exercised in full.

DIVIDEND POLICY
          We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future, except for accrued dividends which are payable on our shares of redeemable preferred stock upon the completion of this offering. We currently intend to retain any future earnings to finance operations and expand our business. The payment of any future cash dividends will be at the sole discretion of our board of directors and will depend on, among other things, our future earnings, our capital requirements, our contractual obligations, including those under our new credit facility and the indenture governing our senior subordinated notes, and our general financial condition.

CAPITALIZATION
          The following table describes our cash and cash equivalents and current escrows, and our capitalization as of June 30, 2005 (which reflects the           -for-          reverse stock split of all existing shares of common stock and assumes no fractional shares will remain outstanding). Our capitalization is presented:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the Transaction.
          You should read this table in conjunction with the consolidated financial statements and the related notes to those statements and the other financial information included elsewhere in this prospectus.

	As of June 30, 2005

	Actual	As adjusted

	Unaudited
	(dollars in thousands)
Cash and cash equivalents and current escrows	$14,976	$

Debt:
New credit facility(1)	$—	$
Senior subordinated notes due 2015(2)	—
First mortgage debt	200,998		—
Subordinated secured debt	34,037		—
Unsecured debt	17,212		—
Accounts receivable revolvers	23,267		—

Total debt	275,514
Redeemable preferred stock(3)	76,095		—
Stockholder’s equity:
Series A — convertible preferred stock(4)	75		—
Series C — convertible preferred stock(4)	25		—
Series E — convertible preferred stock(4)	16		—
Series G — convertible preferred stock(4)	51		—
Common stock(5)	—		—
Warrants(6)	—		—
Accumulated other comprehensive loss	(790)
Additional paid-in capital	8,031
Unearned stock compensation(7)	(2,280)
Retained earnings (deficit)	(3,745)		—

Total stockholder’s equity	1,383

Total capitalization	$352,992	$

(1)	Immediately prior to or concurrently with this offering, we plan to enter into a new credit facility consisting of a $100.0 million term loan and $50.0 million revolver, which we anticipate will be undrawn at the closing of this offering. Under our new credit facility, we will be the borrower, and certain of our domestic subsidiaries will act as guarantors. If we enter into this new credit facility, we will use a portion of the available proceeds for the repayment of certain indebtedness and for general footnotes continued on following page

corporate purposes, including working capital and acquisitions. Our new credit facility will contain various financial covenants that we must adhere to, as well as other customary terms and conditions.

(2)	Concurrently with this offering, we intend to issue $150.0 million aggregate principal amount of senior subordinated notes. The concurrent senior subordinated notes offering is not being registered under the Securities Act of 1933, as amended, and the senior subordinated notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. Our payment obligations under the senior subordinated notes are expected to be guaranteed by certain of our domestic subsidiaries. If we issue the senior subordinated notes, we will use a portion of the available proceeds for the repayment of certain indebtedness and for general corporate purposes, including working capital. The indenture governing the senior subordinated notes will contain covenants that we must adhere to, as well as other customary terms and conditions.

(3)	We have accrued dividends with respect to our redeemable preferred stock from the date that we received the funds from our investors with respect to such investor’s purchase of redeemable preferred stock, which in certain instances, was prior to the date that the share certificates relating to the redeemable preferred stock were actually issued. We deemed the accrual of this dividend to be as of the date we received the investment proceeds rather than the actual date of the share certificates in order to provide each respective investor with the actual intended benefit of their investment decision.

(4)	Upon the consummation of this offering, and pursuant to applicable provisions of our amended and restated articles of incorporation, all outstanding shares of each series of our convertible preferred stock will automatically convert into shares of our common stock.

(5)	The table above excludes an aggregate of shares of common stock issuable upon exercise of stock options, an additional shares of common stock reserved for issuance in connection with future stock options and other awards under our 2005 Stock and Incentive Plan and under our Employee Stock Purchase Plan, and an additional shares of common stock reserved for issuance in connection with the exercise of outstanding warrants.

(6)	Reflects the termination of a prior warrant agreement between Health Care REIT, Inc. and us and the issuance of a new warrant with Health Care REIT, Inc. on September 8, 2005 in connection with an agreement and first amendment to master lease by and between Tandem and Health Care REIT.

(7)	Includes $2.3 million of unearned stock compensation related to options issued during 2005 at below market value. This unearned stock compensation will be amortized over the next forty-six months after June 30, 2005. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Stock Option Grants.”

DILUTION
          Dilution is the amount by which the portion of the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value or deficiency per share of our common stock after this offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.
          Our net tangible book deficiency as of June 30, 2005 was approximately $           million, or $           per share of common stock. After giving effect to our receipt and intended use of approximately $           million of estimated net proceeds (after deducting estimated underwriting discounts and commissions and offering expenses) from our sale of common stock in this offering based on an assumed initial public offering price of $           per share of common stock (the midpoint of the range set forth on the cover page of this prospectus) our pro forma as adjusted net tangible book deficiency as of June 30, 2005 would have been approximately $           million, or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share of our common stock to existing shareholders and an immediate dilution of $           per share of our common stock to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution to new investors.

Assumed initial public offering price per share	$
Pro forma net tangible book deficiency per share as of June 30, 2005
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book deficiency per share after this offering
Dilution in pro forma net tangible book value per share purchased in this offering
          The following table presents on the same pro forma as adjusted basis as described above as of June 30, 2005, for our existing shareholders and our new investors:

•	the number of shares of our common stock purchased from us;

•	the total cash consideration paid;

•	the average price per share paid by new investors before deducting estimated underwriting discounts and commissions and our estimated offering expenses; and

•	the average price per share paid by our existing holders of common stock.

	Shares Purchased		Total Consideration		Average
Price Per
	Number	Percent	Number	Percent	Share

Existing shareholders		%		%	$
New investors in this offering		%		%	$

Total		100%		100%	$

          The tables on this page exclude all outstanding options and our employee stock purchase plan. See “Management — Stock Option Plans” and “Management — Employee Stock Purchase Plan” and notes to our consolidated financial statements. The table also excludes outstanding warrants. The exercise of outstanding options and warrants (as adjusted for the  -for- reverse stock split), having an exercise price less than the initial public offering price, would increase the dilutive effect to new investors as shown in the tables. Also, the second table does not give effect to sales of shares of common stock by the selling shareholders. Sales by the selling shareholders in this offering, if the underwriters elect to exercise their overallotment option, will reduce the number of shares held by existing shareholders to                      shares of

common stock, or      % of the shares outstanding, and will increase the number of shares held by our new investors to            shares of common stock, or      % of the shares of common stock outstanding.
          This offering will benefit our existing shareholders. Based on an assumed initial public offering price of $           per share, and assuming that the underwriters elect to exercise their overallotment option, the selling shareholders will receive approximately $           million in net proceeds. In addition, the current shareholders, including members of management, will benefit from the creation of a public market for our common stock and any increase in the market value of shares they hold. Upon consummation of this offering, the unrealized appreciation in the value of the common stock held by our existing shareholders will be $           million.

UNAUDITED PRO FORMA FINANCIAL DATA
          The following table sets forth the unaudited pro forma financial data for Tandem Health Care, MMG and Lighthouse, and certain assets of Diakon as a combined company, giving effect to the Transaction and the acquisitions of MMG and Lighthouse and certain assets of Diakon, as if each had occurred on the dates indicated and after giving effect to the pro forma adjustments discussed herein. The unaudited pro forma condensed combined balance sheet as of June 30, 2005 has been derived from Tandem Health Care’s historical balance sheet, adjusted to give effect to the Transaction as if it had occurred on June 30, 2005. The pro forma condensed combined income statements for the six months ended June 30, 2005 and 2004 and the year ended December 31, 2004 have been derived from Tandem Health Care’s unaudited income statements for the six months ended June 30, 2005 and 2004, and Tandem Health Care’s audited income statement for the year ended December 31, 2004, to give effect to the Transaction and the acquisitions of MMG and Lighthouse and certain assets of Diakon as if each had occurred at the beginning of the respective periods presented.
          The adjustments necessary to fairly present the unaudited pro forma financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma financial data.
          The unaudited pro forma financial data is for comparative purposes only and does not purport to represent what our financial position or results of operations would actually have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period. The unaudited pro forma financial data should be read in conjunction with the “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2005

		Transaction		Pro Forma
	Tandem	Pro Forma		Tandem
	Health Care	Adjustments		Health Care

	(dollars in thousands)
Assets:
Current assets:
Cash and cash equivalents and current escrows	$14,976	$691	(1)	$15,667
Accounts receivable, net	73,170	—		73,170
Other current assets	15,554	—		15,554

Total current assets	103,700	691		104,391
Property and equipment, net	181,294	—		181,294
Other assets	150,203	2,061	(1)	152,264

Total assets	$435,197	$2,752		$437,949

Liabilities and stockholders’ equity:
Current liabilities:
Accounts payable and accrued liabilities	$41,172	$—		$41,172
Other current liabilities	24,264	(2,446	)(1)	21,818
Revolving credit facilities	23,267	(23,267)		—
Current portion of long-term debt	9,964	(8,964	)(1)	1,000

Total current liabilities	98,667	(34,677)		63,990
Long-term debt, less current portion	242,283	6,717	(1)	249,000
Other liabilities	16,769	—		16,769

Total liabilities	357,719	(27,960)		329,759
Redeemable preferred stock	76,095	(76,095	)(1)	—
Stockholders’ equity:
Common stock	—	—		—
Preferred stock	167	(167	)(1)	—
Additional paid-in capital	8,031	110,917	(1)	118,948
Unearned stock compensation	(2,280)	—		(2,280)
Accumulated other comprehensive loss	(790)	—		(790)
Retained earnings (deficit)	(3,745)	(3,943	)(1)	(7,688)

Total stockholders’ equity	1,383	106,807		108,190

Total liabilities and stockholders’ equity	$435,197	$2,752		$437,949

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2005
(dollars in thousands)

(1)	Represents the sources and uses of funds from the Transaction:

Equity offered hereby	$125,000
Proceeds from planned senior subordinated notes offering and new credit facility	250,000
Redemption of redeemable preferred shares at offering date	(76,095)
Exit fees, prepayment penalties and prepayment premiums	(1,700	)(i)
Repayment of existing debt	(275,514)
Fees and expenses	(21,000)

Change in cash	$691

Equity offered hereby	$125,000
Fees and expenses	(14,250)
Par value of converted convertible preferred stock	167

Change in additional paid in capital	$110,917

Proceeds from planned senior subordinated notes offering and new credit facility	$250,000
Repayment of existing debt	(275,514)

Change in total debt	$(25,514)

Charge to write off balance of deferred financing costs on existing debt	$(4,689	)(i)
Deferred financing costs related to planned senior subordinated notes offering and new credit facility	6,750

Change in other assets	$2,061

Note

(i) Represents impact to retained earnings of charges incurred in recapitalization.
Exit fees, prepayment penalties and prepayment premiums.	$(1,700)
Charge to write off balance of deferred financing costs on existing debt	(4,689)

	$(6,389)
Income tax provision (benefit)	(2,446)

Impact to retained earnings, adjusted for tax	$(3,943)

Unaudited Pro Forma Condensed Combined Income Statement
For the Six Months Ended June 30, 2005

		Certain		Acquisition					Transaction		Pro Forma
	MMG and	Assets of	Acquisitions	Pro Forma		Pro Forma	Tandem	Pro Forma	Pro Forma		Tandem
	Lighthouse(a)	Diakon(a)	Combined	Adjustments		Acquisitions	Health Care	Combined	Adjustments		Health Care

	(dollars in thousands)
Revenues:
Inpatient services		$34,389	$34,389	$0		$34,389	$197,909	$232,298	$—		$232,298
Rehabilitation therapy		—	—	—		—	24,979	24,979	—		24,979
Other		205	205	(147	)(b)	58	24,493	24,551	—		24,551

Total revenues	—	34,594	34,594	(147)		34,447	247,381	281,828	—		281,828
Expenses:
Cost of operations		25,545	25,545	—		25,545	146,712	172,257	—		172,257
General and administrative		5,821	5,821	(2,774	)(c)	3,047	63,883	66,930	—		66,930
Lease		—	—	—		—	9,651	9,651	—		9,651
Interest		353	353	1,356	(d)	1,709	7,984	9,693	(398	)(g)	9,295
Depreciation and amortization		908	908	219	(e)	1,127	6,969	8,096	(322	)(g)	7,774

Total expenses	—	32,627	32,627	(1,199)		31,428	235,199	266,627	(720)		265,907
Income before income taxes	—	1,967	1,967	1,052		3,019	12,182	15,201	720		15,921
Provision (benefit) for income taxes		—	—	1,156	(f)	1,156	4,291	5,447	521	(f)	5,968

Net income (loss)	$—	$1,967	$1,967	$(104)		$1,863	$7,891	$9,754	$199		$9,953

Unaudited Pro Forma Condensed Combined Income Statement
For the Six Months Ended June 30, 2004

		Certain		Acquisition					Transaction		Pro Forma
	MMG and	Assets of	Acquisitions	Pro Forma		Pro Forma	Tandem	Pro Forma	Pro Forma		Tandem
	Lighthouse	Diakon	Combined	Adjustments		Acquisitions	Health Care	Combined	Adjustments		Health Care

	(dollars in thousands)
Revenues:
Inpatient services	$—	$35,051	$35,051	$—		$35,051	$174,134	$209,185	$—		$209,185
Rehabilitation therapy	20,087	—	20,087	—		20,087	2,140	22,227	—		22,227
Other	10,656	387	11,043	98	(b)	11,141	11,574	22,715	—		22,715

Total revenue	30,743	35,438	66,181	98		66,279	187,848	254,127	—		254,127
Expenses:
Cost of operations	17,618	23,862	41,480	—		41,480	109,373	150,853	—		150,853
General and administrative	13,652	8,731	22,383	(8,201	)(c)	14,182	55,225	69,407	—		69,407
Lease	161	—	161	—		161	9,534	9,695	—		9,695
Interest	9	546	555	3,784	(d)	4,339	4,333	8,672	624	(g)	9,296
Depreciation and amortization	145	1,420	1,565	454	(e)	2,019	5,058	7,077	(322	)(g)	6,755

Total expenses	31,585	34,559	66,144	(3,963)		62,181	183,523	245,704	302		246,006
Income before income taxes	(842)	879	37	4,061		4,098	4,325	8,423	(302)		8,121
Provision (benefit) for income taxes	—	—	—	1,570	(f)	1,570	1,661	3,231	(121	) (f)	3,110

Net income (loss)	$(842)	$879	$37	$2,491		$2,528	$2,664	$5,192	$(181)		$5,011

Unaudited Pro Forma Condensed Combined Income Statement
For the Year Ended December 31, 2004

		Certain		Acquisition					Transaction		Pro Forma
	MMG and	Assets of	Acquisitions	Pro Forma		Pro Forma	Tandem	Pro Forma	Pro Forma		Tandem
	Lighthouse	Diakon	Combined	Adjustments		Acquisitions	Health Care	Combined	Adjustments		Health Care

	(dollars in thousands)
Revenues:
Inpatient services	$—	$72,888	$72,888	$0		$72,888	$353,085	$425,973	$—		$425,973
Rehabilitation therapy	40,805	—	40,805	—		40,805	4,299	45,104	—		45,104
Other	22,212	1,000	23,212	(1,004	)(b)	22,208	22,326	44,534	—		44,534

Total Revenue	$63,017	$73,888	$136,905	$(1,004)		$135,901	$379,710	$515,611	$—		$515,611
Expenses:
Cost of operations	37,420	48,376	85,796	—		85,796	221,664	307,460	—		307,460
General and administrative	22,755	17,829	40,584	(14,864	)(c)	25,720	111,245	136,965	—		136,965
Lease	352	—	352	—		352	20,555	20,907	—		20,907
Interest	53	1,093	1,146	7,531	(d)	8,677	8,482	17,159	1,431	(g)	18,590
Depreciation and amortization	549	2,780	3,329	708	(e)	4,037	10,430	14,467	(643	)(g)	13,824

Total expenses	61,129	70,078	131,207	(6,625)		124,582	372,376	496,958	788		497,746
Income before income taxes	1,888	3,810	5,698	5,621		11,319	7,334	18,653	(788)		17,865
Provision (benefit) for income taxes	79	—	79	4,255	(f)	4,334	(4,119)	215	(310	)(f)	(95)

Net income (loss)	$1,809	$3,810	$5,619	$1,366		$6,985	$11,453	$18,438	$(478)		$17,960

Notes to Unaudited Pro Forma Condensed Combined Income Statement
(dollars in thousands)

(a)	Represents the four month period prior to Tandem Health Care’s acquisition of certain assets from Diakon which occurred on April 30, 2005. The results for MMG and Lighthouse are already included in the historical results of Tandem Health Care for the six months ended June 30, 2005 as a result of the consummation of such acquisition on December 31, 2004.

(b)	Reflects adjustments to revenue to exclude non-consolidating subsidiaries not acquired and revenue streams unique to a not-for-profit entity.

	Six Months Ended
			Year Ended
	June 30,	June 30,	December 31,
	2005	2004	2004

	(dollars in thousands)
Equity income from subsidiaries not acquired by Tandem Health Care	$—	$327	$(306)
Income from grants, contributions, bequests, subsidies and other revenue streams unique to a not-for-profit entity	(147)	(229)	(698)

	$(147)	$98	$(1,004)

(c)	Adjustments to general and administrative expense to reflect Tandem Health Care’s corporate overhead structure.

	Six Months Ended
			Year Ended
	June 30,	June 30,	December 31,
	2005	2004	2004

	(dollars in thousands)
MMG and Lighthouse:
Reduction in prior owners’ salaries, bonus, and other reimbursed expenses in connection with the acquisition and new compensation contracts	$—	$(4,919)	$(5,687)
Pension and 401(k) matching expenses not offered by Tandem Health Care	—	(82)	(163)
Legal, accounting and broker fees related to sale	—	—	(724)
Certain assets acquired from Diakon:
Management and information technology services contract fees	(2,844)	(3,998)	(9,314)
Change in fair value of derivatives	(362)	—	(560)
Pension and 401(k) matching expenses not offered by Tandem Health Care	(433)	(626)	(1,264)
Projected incremental corporate overhead and real estate taxes to be incurred by Tandem Health Care to support facilities acquired from Diakon(i)	865	1,424	2,848

	$(2,774)	$(8,201)	$(14,864)

(i)	Incremental corporate overhead is projected to be 2.5% of forecasted revenues. An increase or decrease in this estimate of 0.5% would result in an increase or decrease to general and administrative expense of $200 for both the six months ended June 30, 2005 and 2004 and $400 for the year ended December 31, 2004.
footnotes continued on following page

(d)	Additional interest expense from financing acquisitions.

	Six Months Ended
			Year Ended
	June 30,	June 30,	December 31,
	2005	2004	2004

	(dollars in thousands)
Tandem Health Care’s interest expense on acquisitions as financed at purchase	$1,709	$4,339	$8,677
Historical interest expense	(353)	(555)	(1,146)

	$1,356	$3,784	$7,531

(e)	Additional depreciation and amortization expense resulting from acquisitions.

	Six Months Ended
			Year Ended
	June 30,	June 30,	December 31,
	2005	2004	2004

	(dollars in thousands)
Tandem Health Care’s depreciation and amortization expense on acquisitions as financed at purchase	$1,127	$2,019	$4,037
Historical depreciation and amortization expense	(908)	(1,565)	(3,329)

	$219	$454	$708

(f)	Tax impact at blended statutory rate of 38.29%.

	Six Months Ended
			Year Ended
	June 30,	June 30,	December 31,
	2005	2004	2004

	(dollars in thousands, except income
	tax rates)
Pro forma acquisition income before income taxes	$3,019	$4,100	$11,320
Statutory income tax rate	38.29%	38.29%	38.29%

Provision for income taxes	1,156	1,570	4,334
Provision prior to pro forma adjustment	—	—	79

Pro forma acquisition adjustment to provision for income taxes	$1,156	$1,570	$4,255

Pro forma Tandem Health Care income before income taxes	$15,921	$8,121	$17,865
Statutory income tax rate	38.29%	38.29%	38.29%

Pro forma provision for income taxes	$6,096	$3,110	$6,841
Pro forma combined provision for income taxes	5,447	3,231	215
Reversal of valuation allowance	128	—	6,936

Offering pro forma adjustment	$521	$(121)	$(310)

(g)	Reflects adjustment to give effect to interest on the planned offering of $150,000 senior subordinated notes at %, and a term loan and revolver of $100,000 and $50,000, respectively, at LIBOR plus applicable margin. This adjustment has been offset by the interest expense on the current outstanding debt of $275,514. The adjustment also includes amortization of capitalized financing costs related to this planned debt offering, offset by amortization of capitalized financing costs on existing debt. An increase or decrease to LIBOR of 1/8% would result in an increase or decrease to interest expense of $63 for both the six months ended June 30, 2005 and 2004 and $125 for the year ended December 31, 2004.

SELECTED CONSOLIDATED FINANCIAL DATA
Tandem Health Care, Inc.
          The following table sets forth our selected consolidated financial data. We derived the selected consolidated financial data as of December 31, 2004, 2003 and 2002 and for each of the years ended December 31, 2004, 2003 and 2002 from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. We derived the selected consolidated financial data as of and for the years ended December 31, 2001 and 2000 from our audited consolidated financial statements and related notes, which are not included in this prospectus. We derived our selected consolidated financial data as of and for the six months ended June 30, 2005 and 2004 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial data has been prepared on the same basis as our audited consolidated financial data and includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited periods. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2005. The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Consolidated Results of Operations,” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(dollars in thousands, except per share information)
Income Statement Data
Revenues:
Inpatient services	$197,909	$174,134	$353,085	$325,191	$298,246	$273,300	$173,339
Rehabilitation therapy	24,979	2,140	4,299	1,051	345	—	—
Other revenue	24,493	11,574	22,326	6,311	498	1,246	1,512

Total revenue	247,381	187,848	379,710	332,553	299,089	274,546	174,851
Expenses:
Cost of operations	146,712	109,373	221,664	193,821	176,974	162,579	101,155
General and administrative	60,872	51,831	103,277	94,591	79,622	74,610	45,750
Provision for bad debts	3,011	3,394	7,968	10,129	2,510	1,439	1,112
Minority interest	—	—	—	—	109	—	—
Other expenses, net	—	—	—	—	2,139	—	312
Lease	9,651	9,534	20,555	21,921	19,098	21,234	17,543
Interest	7,984	4,333	8,482	8,908	8,910	10,075	8,356
Depreciation and amortization	6,969	5,058	10,430	10,468	7,835	7,179	4,177

Total expenses	235,199	183,523	372,376	339,838	297,197	277,116	178,405

Income (loss) before income taxes	12,182	4,325	7,334	(7,285)	1,892	(2,570)	(3,554)
Income tax (benefit) provision	4,291	1,661	(4,119)	4,200	658	(546)	(1,007)

Net income (loss)	$7,891	$2,664	$11,453	$(11,485)	$1,234	$(2,024)	$(2,547)

Basic earnings (loss) available to common stockholders	$3,523	$(423)	$5,126	$(17,208)	$(3,460)	$(6,091)	$(5,830)
Basic earnings (loss) per share:
Net income (loss)	$2.34	$(0.33)	$3.73	$(13.96)	$(2.81)	$(4.94)	$(4.73)

Diluted earnings (loss) per share:
Net income (loss)	$0.26	$(0.33)	$0.47	$(13.96)	$(2.81)	$(4.94)	$(4.73)

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(dollars in thousands, except per share information)
Income Statement Data
Shares used in computing per share amounts:
Basic	$1,504,238	$1,272,666	$1,374,316	$1,232,759	$1,232,759	$1,232,759	$1,232,759
Diluted	18,842,341	1,272,666	14,302,766	1,232,759	1,232,759	1,232,759	1,232,759
Other Financial Data
EBITDA(1)	$27,135	$13,716	$26,246	$12,091	$18,637	$14,684	$8,979

	As of June 30,		As of December 31,

	2005	2004	2004	2003	2002	2001	2000

	(dollars in thousands)
Balance Sheet Data
Cash and cash equivalents and current escrows	$14,976	$19,141	$13,530	$14,350	$11,264	$8,124	$7,910
Working capital	5,033	1,818	3,445	(1,592)	9,675	2,101	6,890
Net property, plant and equipment	181,294	112,750	135,674	112,212	101,187	102,884	58,064
Total assets	435,197	234,886	321,017	231,569	204,864	208,499	140,553
Revolving credit facilities	23,267	14,212	10,500	15,167	16,694	13,324	11,855
Long-term debt (including current portion)	252,247	124,996	185,532	126,410	108,022	115,307	68,269
Redeemable preferred stock	76,095	53,200	67,629	50,884	41,342	39,808	32,672
Stockholder’s equity (deficit)	1,383	(21,182)	(12,261)	(24,402)	(11,186)	(8,228)	(1,485)

Notes

(1)	We define EBITDA as earnings (loss) before interest expense, income taxes, depreciation and amortization. EBITDA, as discussed previously is a non-GAAP financial measure. Pursuant to the requirements of Regulation G, we have provided reconciliations of the non-GAAP financial measure to, net income (loss), the most directly comparable GAAP financial measure.

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(dollars in thousands)
EBITDA Reconciliation
Net income (loss)	$7,891	$2,664	$11,453	$(11,485)	$1,234	$(2,024)	$(2,547)
Plus:
Income tax provision (benefit)	4,291	1,661	(4,119)	4,200	658	(546)	(1,007)
Interest	7,984	4,333	8,482	8,908	8,910	10,075	8,356
Depreciation and amortization	6,969	5,058	10,430	10,468	7,835	7,179	4,177
EBITDA	$27,135	$13,716	$26,246	$12,091	$18,637	$14,684	$8,979

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following discussion and analysis provides an assessment of our results of operations, liquidity and capital resources and should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties. Many important factors could cause actual results to differ materially from any future results expressed or implied in these forward-looking statements. A number of these important factors are described under “Risk Factors.”
Overview
          We, through our subsidiaries, operate skilled nursing, assisted living and independent living facilities in seven states, and four ancillary business lines in twelve states located on the East Coast and in the Midwest region of the United States. The four ancillary business lines consist of rehabilitation therapy, institutional pharmacy, mobile diagnostic imaging, and hospice services, all of which are provided to residents of non-Tandem facilities through third party contracts with other nursing home and health service providers, and in some cases, to residents of Tandem facilities. We have three separate segments: Inpatient Services, Rehabilitation Therapy and Other. Our “Other” segment is comprised of our ancillary services other than rehabilitation therapy, management services provided to non-Tandem facilities and other corporate items. The ancillary business lines included in the “Other” segment are institutional pharmacy, mobile diagnostic imaging and hospice services.
Recent Acquisitions
          On April 30, 2005, we acquired 15 long-term healthcare facilities at nine locations in Pennsylvania and Maryland, which had been owned by Diakon for approximately $85.0 million. The portfolio consisted of a mixture of skilled nursing, assisted living and independent living facilities with a total of 1,339 beds.
          On December 31, 2004, we acquired substantially all of the assets of MMG and Lighthouse for approximately $57.0 million. These companies provide rehabilitation therapy, mobile diagnostic imaging and hospice services.
Facilities — Current Operations
          As of June 30, 2005, we operated 78 long-term healthcare facilities in Ohio, Florida, Pennsylvania, Virginia, Maryland, Tennessee and New Jersey. In some instances a facility campus includes more than one facility and in some instances a facility campus includes skilled nursing, assisted living and/or independent living beds.

          The following table provides information regarding our long-term healthcare facilities and licensed beds by ownership status as of June 30, 2005:

Facilities and Licensed Beds by Ownership Status	Owned(1)	Leased	Total Lease/ Owned	Managed	Total

Facilities	51	19	70	8	78

Percent Owned/Leased	73%	27%	100%

Skilled Nursing Beds(2)	4,196	2,270	6,466	882	7,348
Assisted Living Beds	311	—	311	10	321
Independent Living Beds	128	—	128	—	128

Total Beds	4,635	2,270	6,905	892	7,797

Percent Owned/Leased	67%	33%	100%

(1)	Includes eight facilities owned pursuant to an off-balance sheet financing arrangement.

(2)	Includes 23 licensed beds not currently in service.
          The following table sets forth the location and number of the licensed beds located at our long-term healthcare facilities as of June 30, 2005:

	Ohio	Florida	Pennsylvania	Virginia	Maryland	Tennessee	New Jersey	Total

Number of Facilities	25	21	16	10	3	2	1	78
Licensed Bed Count	1,976	2,559	1,545	1,156	207	254	100	7,797
Ancillary Services — Current Operations
          We provide the following ancillary services to residents of non-Tandem facilities through third-party contracts with other nursing home and health service providers, and in some cases, to residents and patients of Tandem facilities.

•	Rehabilitation Therapy — On December 31, 2004, we acquired MMG, which provides rehabilitation therapy services to residents and patients of non-Tandem facilities and other health service providers in twelve states.

•	Institutional Pharmacy Services — On October 1, 2003 we acquired CoastalMed Pharmacy, an institutional pharmacy servicing third party facilities in Florida. CoastalMed began servicing Tandem facilities in Florida in the second half of 2004 and we plan to expand this business to begin servicing both Tandem and non-Tandem facilities in other markets.

•	Mobile Diagnostic Imaging — MMG also provides mobile diagnostic imaging services. Mobile diagnostic imaging, which is exclusively a third party contract business, currently operates only in Michigan; however, we plan to expand this business to begin servicing both Tandem and non-Tandem facilities in other markets.

•	Hospice Services — On December 31, 2004, we acquired Lighthouse, which provides hospice services exclusively to third party nursing homes. Hospice services are currently provided only in Michigan; however, we plan to expand this business to begin servicing both Tandem and non-Tandem facilities in other markets.
Sources of Revenue
          Our inpatient services revenues are derived from providing inpatient services to patients and residents of skilled nursing, assisted living and independent living facilities. We receive inpatient services revenues from Medicaid, Medicare, private insurance, self-pay residents and other third-party payors.

          The sources and amounts of our revenues are determined by a number of factors, including licensed bed capacity and occupancy rates of our long-term healthcare facilities, the mix of patients and the rates of reimbursement among payors. Likewise, payment for ancillary services, including services provided by our rehabilitation therapy services business varies based upon the type of payor and payment methodologies. Changes in the case mix of the patients and residents as well as payor mix among Medicare, Medicaid and private pay patients and residents can significantly affect our profitability.
          The following table reflects the payor mix of inpatient services net revenues for the periods indicated:

	Six Months Ended		Year Ended
	June 30,		December 31,

Inpatient Services Payor Mix	2005	2004	2004	2003	2002

Medicaid	46.2%	45.9%	46.0%	48.7%	48.5%
Medicare	32.4%	33.9%	33.1%	29.7%	29.2%
Private pay and other	21.4%	20.2%	20.9%	21.6%	22.3%

Inpatient services net revenues	100.0%	100.0%	100.0%	100.0%	100.0%

•	Medicaid — Medicaid is an insurance program for the indigent funded by the federal government and each state. Medicaid pays the nursing home a per diem rate that is intended to cover the entire cost of the resident’s care excluding prescription drugs, which the state pays for under a separate arrangement. Effective January 1, 2006, most prescription drug coverage for Medicaid residents, most of whom are also eligible for Medicare, will be paid under a newly created federally funded program referred to as Medicare Part D. Like most nursing home operators, Medicaid is our single largest source of third party insured patient days and insurance payments for services provided to our residents.

•	Medicare — Generally, Medicare, under Medicare Part A, provides up to 100 days of care per incident of illness to a covered beneficiary in a nursing home following a three day stay in an acute care hospital when the resident requires certain medical care or rehabilitation services. Medicare pays nursing homes a flat per diem rate that is intended to cover all costs associated with the patient’s care based on RUGs, which are measurements of the resources required to care for the patient. Since Medicare patients consume prescription drugs and certain medical and rehabilitation services that the nursing home is responsible for providing without additional payment from Medicare, Medicare per diem rates under the RUGs payment system typically average two to three times a Medicaid per diem rate due to the fact that prescription drugs, certain medical and rehabilitation services generally are not covered services under the Medicaid nursing home benefit.

•	Private Pay and Other — Private pay and other includes revenue from the patient or resident and/or their responsible party, revenue from managed care organizations, which we refer to as MCOs, revenue from private insurance as well as other facility based ancillary and miscellaneous revenue sources.
          Our Rehabilitation Therapy segment receives revenues from long-term healthcare facilities that utilize our services. Our Other segment generates revenues from providing institutional pharmacy, mobile diagnostic imaging and hospice services to patients and residents of skilled nursing, assisted living and independent living facilities. Additionally, our Other segment generates revenues from providing management services to manage non-Tandem owned facilities and other miscellaneous sources.

Occupancy
          A key statistical measure of any long-term healthcare facility’s operating performance is its occupancy percentage. We define occupancy as the actual patient days (one patient day equals one patient or resident occupying one bed for one day) during any measurement period as a percentage of the number of available patient days. Available days are determined by multiplying the number of licensed beds in service during the measurement period by the number of calendar days during the measurement period. During any measurement period, the number of licensed beds in a long-term healthcare facility that are actually in service may be less than the actual licensed bed capacity due to, among other things, bed de-certifications.
          The following table summarizes our occupancy statistics for the periods indicated:

	Six Months Ended
	June 30,		Year Ended December 31,

Occupancy Statistics	2005	2004	2004	2003	2002

Licensed beds in service at end of period	6,882	5,543	5,543	5,553	5,072
Available patient days	1,084,962	1,009,834	2,029,746	1,984,005	1,883,080
Actual patient days	1,015,048	942,593	1,897,807	1,837,564	1,740,809
Occupancy percentage	93.6%	93.3%	93.5%	92.6%	92.4%

Quality Mix
          Like most long-term healthcare providers in our industry, we measure both patient days and revenue by payor. The aggregation of payment sources and patient days other than Medicaid is referred to as quality mix. The inpatient days and inpatient revenue quality mix percentages are calculated as non-Medicaid inpatient days as a percentage of total patient days and non-Medicaid inpatient revenue as a percentage of total inpatient revenue, respectively. In addition, we calculate total revenue quality mix as total non-Medicaid inpatient services revenue as a percentage of total revenue. We consider total net revenue quality mix to be the more significant measure of quality mix, as quality mix patient days is only an indicator of the inpatient payor type whereas, total net revenue quality mix considers the rate of payment per day or unit of service case mix severity and ancillary revenue.
          The following table summarizes our quality mix for the periods indicated:

	Six Months
	Ended
	June 30,		Year Ended December 31,

Quality Mix	2005	2004	2004	2003	2002

Patient days	39.2%	38.5%	38.1%	37.3%	36.9%
Inpatient services revenue	53.8%	54.1%	54.0%	51.3%	51.5%
Total net revenue	63.1%	57.5%	57.2%	52.4%	51.6%
Primary Expense Components
     Operating Expenses
          Our operating expenses are comprised of three main components, costs associated with (1) our nursing and facility support personnel, (2) food, medical supplies and pharmaceuticals, and (3) diagnostic testing and other services. Approximately 75% of our operating expenses are attributed to salaries, wages, payroll taxes and fringe benefits.
     General and Administrative Expenses
          Approximately 47% of our general and administrative expenses are for salaries, wages, payroll taxes and fringe benefits. Additionally, general and administrative expenses include the costs of physical plant maintenance and operations, liability insurance, bad debts, office supplies, the cost of operating our regional offices and corporate headquarters, communications, travel, legal, accounting, marketing, consulting, information technology and other purchased service expenses.

Industry Trends
     Labor
          We are a labor-intensive business. Approximately 67% of our combined operating and general and administrative expenses is payroll related, and we employ a large number of healthcare professionals who are in high demand and short supply in a number of our markets.
          As of June 30, 2005, we had approximately 12,000 employees, a number of whom are highly skilled, healthcare professionals while others are lower wage employees. Periodically, market forces, which vary by region, require that we increase wages in excess of general inflation or in excess of increases in the reimbursement rates we receive. Virtually all of our skilled nursing facilities are subject to state mandated minimum staffing ratios so our ability to reduce costs by decreasing staff may be limited. We expect pressure on wages of healthcare professionals to continue indefinitely.
          In addition, health benefit costs continue to escalate well above the average wage rate increases we have incurred and the increases in other goods and services we purchase. The extent to which we will be able to mitigate the increases in health benefit costs is unclear due to our need to offer competitive benefits to recruit and retain qualified personnel.
     Professional Liability Costs
          The cost of obtaining professional liability insurance has increased significantly in recent years. As availability becomes limited and the number of carriers willing to offer policies to large nursing home operators shrinks, we expect to see continued upward pressure on prices or reduced availability and coverage or some combination thereof. As we become larger we expect to self-insure a greater portion of our risk, but also expect to seek excess liability coverage when and if it becomes available at reasonable prices.

Effects of Inflation and Changing Prices
          On August 1, 2005, CMS released the final fiscal 2006 skilled nursing facility prospective payment rules, including refinement to the RUGs classification system. Effective October 1, 2005, the current skilled nursing facility prospective payment rates will be increased by a 3.1% annual inflation update factor. Effective January 1, 2006, the rules establish nine new payment classifications, alter the case-mix weights for the remaining 44 RUGs payment categories and adjust upward the nursing component of each reimbursement schedule.
          Efforts are underway to quantify the impact of the final rules. Our initial assessment is that the new RUG payment categories may have a small impact on our financial condition and results of operations once fully implemented, relative to our rates at June 30, 2005. Specifically, effective October 1, 2005, we estimate that our average Medicare rate will increase by approximately $10 per patient day relative to our average Medicare rate at June 30, 2005. Starting January 1, 2006, we estimate that our average Medicare rate could be reduced by as much as $5 per patient day from our October 1, 2005 increased average Medicare rate as a result of RUGs refinement. As a result, on January 1, 2006 our average Medicare rate will increase approximately $5 per patient day compared to our average Medicare rate per patient day at June 30, 2005.
          The proposed federal budget for 2006 also proposes to reduce by 30% the amount that Medicare reimburses skilled nursing facilities and other non-hospital providers for bad debts arising from uncollectible Medicare coinsurance and deductibles. As proposed by CMS, the reduction would be phased-in over a three-year period at 10% per year. Based on our current volume of Medicare bad debts, this proposed rule would reduce our net income by $0.2 million in the first year. We cannot currently determine if, or when, this proposal will be implemented.
          In December 2003, the Medicare Modernization Act, or MMA, was signed into law. A key component of MMA is a prescription drug benefit which will be effective on January 1, 2006. Medicare beneficiaries who also are entitled to benefits under a state Medicaid program (so-called “dual eligibles”)

will have their outpatient prescription drug costs covered by the new Medicare drug benefit, subject to certain limitations. Most of the nursing center residents whom we serve, whose drug costs are currently covered by state Medicaid programs, are dual eligibles who will qualify for the new Medicare drug benefit. Accordingly, Medicaid will no longer be the primary payor for the institutional pharmacy services provided to these residents.
          We continue to review the final MMA regulations but cannot assess the overall impact of MMA on our institutional pharmacy business. The impact of this legislation depends upon a variety of factors, including the sub-regulatory guidance from CMS, our ultimate relationships with the private prescription drug plans which will provide coverage for prescription drugs under MMA and the patient mix of our customers. This legislation may reduce revenue and impose additional costs to the industry. In addition, since CMS may issue additional federal regulations and guidance related to MMA, there can be no assurance that MMA and related regulations promulgated under it will not have a material adverse effect on our institutional pharmacy business.
          Moreover, the MMA covers most prescription drugs, insulin and certain insulin supplies, and approved vaccines. However, certain drugs are excluded from coverage under the new Medicare benefit in Part D, including several drugs that are commonly prescribed for nursing home and other long-term care residents. As a result, there is a risk that if these prescription drug costs are not reimbursed under Medicaid or through Medicare, we will need to bear the cost of these drugs.
          Congress has established annual caps that limit the amounts that can be paid (including deductible and coinsurance amounts) for Medicare Part B rehabilitation therapy services rendered to any Medicare beneficiary. These annual caps were to go into effect on January 1, 1999, but were delayed when Congress imposed a moratorium on the caps through 2002. These therapy caps were in place September 2003 through December 2003 and imposed payment limits to services provided by independent therapists as well as to those provided by outpatient rehabilitation facilities and other forms of rehabilitation agencies. Congress then re-imposed the moratorium for 2004 and 2005. Extension of the moratorium removed a significant financial threat to our rehabilitation therapy business for the short term. No assurances can be made or given that Congress will extend the moratorium on application of the therapy caps beyond calendar year 2005. As mandated by the law, the General Accounting Office is conducting a study of alternatives to the therapy caps. Upon the expiration of the moratorium, these annual caps could have an adverse effect on the net operating revenues we generate from providing rehabilitation therapy services to Medicare beneficiaries, to the extent that such patients receive services for which total payments would exceed the annual caps. Based on our current volume of Medicare Part B rehabilitation therapy services provided, we estimate the annual impact of the implementation of therapy caps has the potential to reduce our revenue, net income and EBITDA by $6.0 million, $0.6 million and $0.9 million, respectively. Unless Congress intervenes this year, the current law requires that the therapy cap be reinstated January 1, 2006. Currently, HR 916 is pending before Congress, which would eliminate the therapy cap.
          We have described only certain provisions of the MMA applicable to our business. There may be other provisions of the legislation that may impact our business by decreasing revenues or increasing operational expenses. The impact of this legislation depends upon a variety of factors, including patient mix and the implementing regulations. CMS continues to issue new regulations to implement the MMA, which we are in the process of reviewing. However, because of the broad scope and phased-in implementation of key provisions in the MMA, we are not in a position to assess fully its impact on our business.
          The proposed federal budget for 2006 included proposed reform of the Medicaid program to cut a total of $60.0 billion in projected Medicaid expenditure growth over 10 years, including a provision that would reduce the maximum amount of provider taxes that a state may impose on providers for purposes of qualifying for federal matching funds from 6% of a state’s Medicaid outlay to 3%. Congress, during consideration of its first fiscal year 2006 congressional budget resolution, scaled back the proposed Medicaid reductions. The final enactment is a compromise establishing a Medicaid Commission authorized to make specific policy recommendations, while agreeing to defer Medicaid cuts during fiscal year 2006, and providing reconciliation instructions to Congress to make $10.0 billion in Medicaid reductions during fiscal years 2007 to 2011. The final resolution directed legislative committees to complete legislation, while finalizing the proposed changes by mid-September 2005. No predictions can be made as to the ultimate outcome of this budget proposal or the future of provider tax plan provisions. We cannot predict the impact that such decrease, if any, in spending by the federal government will have on our financial condition and results of operations.
          States have just completed legislative actions on their fiscal year 2006 state budgets. The initial budget plans called for reducing the growth of Medicaid nursing home expenditures in a number of states where we provide services. In certain instances, the budget plans proposed significant cuts in current nursing home funding. Advocacy efforts have been successful in modifying the final actions. In one state in which we operate (Virginia) full nursing home funding was restored; in three others in which we operate (Maryland, New Jersey and Pennsylvania) substantial funding was restored. In a number of these states, the details for implementing fiscal year 2006 state Medicaid budgets are still in development. Absent these specifics, it is premature to predict the final outcome of these state budget considerations.
          Among the alternative Medicaid funding approaches that states have explored, and in many states implemented, are nursing home provider assessments as tools for leveraging increased Medicaid matching funds. Such initiatives are authorized under the law. Provider assessment plans generate additional federal matching funds to the states for Medicaid reimbursement purposes, and implementation of a provider assessment plan requires approval by CMS in order to qualify for federal matching funds. These plans usually take the form of a bed tax or a quality assessment fee, which is imposed uniformly across classes of providers within the state. In turn, the state utilizes the additional federal matching funds generated by the tax to pay increased reimbursement rates to the providers, which often include a repayment of a portion of the provider tax based on the provider’s percentage of Medicaid patients.
          Nursing home provider assessments have been implemented in two states where we operate (Pennsylvania and New Jersey). In January 2005, CMS approved the Pennsylvania provider assessment. The Pennsylvania provider assessment is retroactive to July 1, 2003 and expires on June 30, 2007. CMS approved Pennsylvania’s provider assessment in January 2005, which resulted in the recognition of the entire cumulative provider assessment from July 1, 2003 to June 30, 2005 during the six months ended June 30, 2005. Recognition of the Pennsylvania provider assessment resulted in increased revenue, net income and EBITDA of $2.6 million, $0.1 million and $0.1 million, respectively, for the six months ended June 30, 2005, of which $1.4 million of revenue, $30,000 of net income and $48,000 of EBITDA relates to periods prior to the current fiscal year. In February 2005, CMS approved the New Jersey provider assessment. The New Jersey provider assessment, which is retroactive to July 1, 2004 and will expire on June 30, 2006, was recognized cumulatively for the six months ended June 30, 2005. Recognition of the New Jersey provider assessment resulted in increased revenue, net income and EBITDA of $0.4 million, $27,000 and $43,000, respectively, for the six months ended June 30, 2005, of which $0.2 million of revenue, $13,000 of net income and $21,000 of EBITDA relates to periods prior to the current fiscal year.
          Prior to our acquisition of certain facilities from Diakon, which occurred on April 30, 2005, these acquired facilities recognized increased revenue and net income from the Pennsylvania provider assessment. For these acquired facilities, the Pennsylvania provider assessment resulted in increased revenue and net income of $9.6 million, and $1.3 million, respectively, for the four months ended April 30, 2005, of which $7.9 million of revenue and $1.1 million of net income relates to periods prior to our current fiscal year. The revenue and net income of these acquired facilities for the four months ended April 30, 2005, are not included within Tandem’s historical financial results.
          It is not possible to quantify fully the effect of legislative changes, the interpretation or administration of such legislation or any other governmental initiatives on our business and the business of the customers served by our business. Accordingly, there can be no assurance that the impact of any future healthcare legislation or regulation will not further adversely affect our business. There can be no assurance that payments under governmental and private third party payor programs will be timely, will remain at levels similar to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Our financial condition and results of operations will be affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.
          The federal government and state governments continue to focus on efforts to curb spending on healthcare programs such as Medicare and Medicaid. It is impossible to predict the outcome of the legislative process. We cannot at this time predict the extent to which these proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals and existing new legislation will have on us. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue.
Critical Accounting Policies
          The consolidated results of operations and financial condition are based on many assumptions and estimates. The following assumptions and estimates are the ones management believes are subject to the greatest degree of judgment and carry the highest degree of risk of introducing volatility from period to period in the reported consolidated results of operations and financial condition: (1) revenue recognition; (2) collectibility of accounts receivable; (3) provision for self-insured professional liability reserves; (4) possible impairment of tangible and intangible assets; and (5) income taxes.
     Revenue Recognition
          We realize most of our revenue from third party payor sources, both directly and indirectly. Medicare, Medicaid and MCOs insure most of our patients’ and residents’ care and therefore are a direct source of revenue to us. Most of our nursing home customers in the rehabilitation therapy, institutional pharmacy, mobile diagnostic imaging, and hospice businesses are also dependent on these same sources of revenue and therefore are an indirect source of revenue to us. Realization of revenue from these payor sources is dependent on our ability to document care, code invoices and bills and to bill these payors either directly or indirectly in a variety of complex formats. This entire process is subject to retrospective scrutiny and review, and possible payment denial or adjustment. In addition, Medicare and Medicaid require that we file retrospective cost reports that are subject to audit, and that affect actual amounts paid on an estimated interim basis and rates paid prospectively. We recognize revenue based on the amount we expect to ultimately receive during any measurement period and adjust these estimates to actual payments when actual payments differ from estimated payments. These differences, which may be material, are recognized in the periods in which they become known.
          Since a substantial portion of our revenue is derived from the Medicare and Medicaid programs, we are at significant risk for periodic reductions in payments and possible disruption of payments. See “Risk Factors” for a more thorough discussion of this risk.
     Collectibility of Accounts Receivable
          Our biggest risk of bad debt is associated with our ability to collect balances due directly from patients and MCOs. Patient responsibility balances include patients who have no source of insurance payment, patients who are responsible for a portion of an insured bill, and patients who were believed to be eligible for insurance coverage at the time of admission or service and who subsequently are determined to be ineligible for such coverage. A second high risk of bad debt category is MCO accounts receivable. Most MCOs strictly enforce contractual billing terms and service eligibility criteria. Services rendered in good faith by us are subject to the risk of uncollectibility if we fail to precisely follow the contract service delivery or billing terms. An additional area of high risk of bad debt is the Medicare program, which applies substantial deductibles and co-insurance to beneficiaries. This private pay responsibility is at risk if the patient does not have a supplemental source of insurance payment, and failure to execute the third party insurance billing process properly can result in bad debts from otherwise insured patients.

          We track accounts receivable by age and by payor source, and measure historical cash collections by these same categories. We estimate the amount of accounts receivable we expect to collect in each age and payor category by our actual historical collection experience for each of these categories over the preceding six to twelve months. We determine a required reserve percentage for uncollectible accounts receivable by measuring the difference between the amount we have historically collected and the accounts receivable balance in each category. We accrue a provision for bad debts each month and adjust the balance sheet reserve at least quarterly, if necessary, based on the expected collection results.
          We have experienced some volatility in our provision for bad debts during 2002, 2003 and 2004 due to changes in historical cash collection rates. During 2002 and 2003, we implemented a major system conversion whereby multiple billing and accounts receivable systems acquired as part of our nursing home acquisition transactions were replaced with a new single source application that now runs in all our facilities and is being implemented in all our ancillary businesses. The application itself required considerable modification to meet our needs and the conversion process affected our ability to collect our accounts receivable. As a result, we recognized additional bad debts in excess of what we had historically recognized in the second half of 2003 and first half of 2004 to accommodate the write-off of accounts receivable we determined to be uncollectible. We believe our methodology for estimating the reserve for doubtful accounts, which is based on historical collection rates, provides a reasonable estimate of our reserve for doubtful accounts. Due to the complexity of payor systems, it is possible that future results will also be subject to volatility as a result of periodic adjustments to our reserve for doubtful accounts.
          The following table summarizes our provision for bad debts, reserve for doubtful accounts and days sales outstanding as of and for the periods indicated:

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002
Accounts Receivable and Bad Debts
	(dollars in thousands, except ratios and operating data)
Revenue	$247,381	$187,848	$379,710	$332,553	$299,089
Provision for bad debts	3,011	3,394	7,968	10,129	2,510
Bad debts as a % of revenue	1.2%	1.8%	2.1%	3.0%	0.8%

	As of June 30,		As of December 31,

	2005	2004	2004	2003	2002

	(dollars in thousands, except ratios and operating data)
Accounts receivable	$79,447	$45,271	$48,787	$53,602	$47,899
Reserve for doubtful accounts	(6,277)	(2,063)	(4,820)	(6,828)	(2,846)

Accounts receivable, net	73,170	43,208	43,967	46,774	45,053

Reserve for doubtful accounts as a % of accounts receivable	7.9%	4.6%	9.9%	12.7%	5.9%
Days sales outstanding	54	42	42	51	55

Provision for Self-Insured Professional Liability Reserves
          Since 2002, we have been unable to acquire risk transfer commercial insurance to insure our general and professional liability risk in Florida, where it is not available, and in New Jersey, where it is prohibitively expensive. We operate 21 long-term healthcare facilities with 2,559 licensed beds in Florida and one 100 licensed bed facility in New Jersey. Florida contains the largest concentration of licensed beds of any state in which we operate and our Florida facilities account for more revenue than from any other state. Florida facilities comprise 37% of the beds and 30% of the facilities we own or lease.
          We have been partially insured under professional liability policies for claims occurring during policy years ending in 2001 and prior years. In addition, we have purchased limited defined risk, claims made policies in 2003, 2004 and 2005 in Florida. Also, in 2003 and 2004, we provided excess general liability insurance through our offshore captive insurance subsidiary, Laurel Indemnity Co., Ltd. Nevertheless, a substantial portion of our professional and general liability risk has been largely self-insured throughout this period primarily for our Florida and New Jersey facilities.
          Outside of Florida and New Jersey, we have been able to obtain and currently carry occurrence form, no deductible, professional and general liability insurance with reasonable limits at affordable costs.
          We have taken a number of measures to limit our exposure to catastrophic professional liability claims. In February 2002, we implemented non-binding arbitration clauses in our admission agreements in Florida. In February 2003, we implemented binding arbitration agreements as part of our admission process in our Florida facilities, and subsequently implemented such agreements in all our facilities. The execution of binding arbitration agreements is voluntary. In addition, we organize each of our facilities into wholly owned operating subsidiaries with one subsidiary holding the facility license and another subsidiary, with respect to our owned facilities, holding the underlying real estate. There is no guarantee that any of these measures will isolate us from a catastrophic, uninsured professional liability claim. However, we believe we have taken reasonable and prudent measures to protect our assets from an uninsured catastrophic professional and general liability claim, and we believe that the probability that such a claim would jeopardize our solvency is low.
          We engage an actuary to provide an actuarial valuation of our self-insured professional liability risk in Florida. Due to our increased exposure to self-insured liability risks in Florida, our liability increased by approximately $5.1 million during 2003. Our actuary provides semi-annual updates to the actuarial valuation. While the total balance sheet liability has been relatively stable since December 31, 2003 due to the leveling of the exposure in Florida, it is possible that periodic adjustments to this liability in the future may cause volatility in our earnings.

Possible Impairment of Tangible and Intangible Assets
          We have invested significant dollars in the acquisition of property, plant and equipment, goodwill, Certificate of Need value, leasehold rights, leasehold improvements and purchase options rights, in numerous transactions involving the purchase or lease of skilled nursing, assisted living and independent living facilities. In addition, we have acquired a number of ancillary service providers that have resulted in the recording of significant intangibles, primarily goodwill. At least annually, we assess whether or not any impairment to the carrying value of these assets has been incurred. If the market value or projected discounted cash flow derived from any of these assets is determined to be impaired by such periodic analysis, we could be forced to record an impairment charge that could have a material adverse impact on earnings.
          No impairment charges have been recorded during the first six months of 2005 or during 2004, 2003 or 2002.

Income Taxes
          Accounting for income tax expense and estimating our income tax liability is a highly complex task. We operate in multiple states, have considerable federal and state net operating loss carry-forwards, have significant permanent and temporary book versus tax timing differences and substantial balances in our deferred tax asset and deferred tax liability accounts. Mid-year adjustments to our effective tax rate used to book income tax expense or benefit must be made regularly on a cumulative year-to-date basis, such that each subsequent period also includes any incorrect estimates that might have occurred earlier in the year.
          We have experienced volatility in our tax provision in the last three full fiscal years. In 2003, we recorded a 100% reserve against our deferred tax assets because of the uncertainty of their realization. The uncertainty of the realization of our deferred tax assets was diminished as we were profitable in 2004, which permitted us to reverse a significant portion of the reserve on our deferred tax assets. The result was that in 2003, while reporting a pre-tax net loss, we also recorded a provision for income taxes. In 2004, due to the reversal of the reserve for deferred tax assets, we reported positive pre-tax net income but recorded a benefit for income taxes. Because of these events in 2003 and 2004, our income tax provision (benefit) departed markedly from the statutory tax rate, and we experienced significant volatility in our effective tax rate during the period 2002 to 2004.
          Our growth as a result of the two major acquisitions completed on December 31, 2004 and on April 30, 2005 has compounded the complexity of our tax planning and our ability to accurately estimate our income tax liability and expense. These two acquisitions expanded the number of states in which we do business from seven to twelve.
          We believe that we will be able to utilize all of our federal net operating loss carry-forwards in 2005 and some portion of our state net operating loss carry-forwards for the foreseeable future in certain states. We will continue to maintain a reserve against deferred tax assets we deem to be unrealizable. We do not expect to pay, other than minimal amounts, federal income taxes prior to 2006. We do expect to pay state income taxes in most states in which we do business in 2005 and thereafter.
          The complexity and potential volatility of determining our income tax provision or benefit, deferred tax assets and liabilities and our income tax payable liability may cause volatility in our reported earnings.

Consolidated Results of Operations
          The following table sets forth, for the periods indicated, certain items included in our consolidated statements of income:

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(dollars in thousands)
Revenues:
Inpatient services	$197,909	$174,134	$353,085	$325,191	$298,246
Rehabilitation therapy	24,979	2,140	4,299	1,051	345
Other revenue	24,493	11,574	22,326	6,311	498

Total revenue	247,381	187,848	379,710	332,553	299,089
Expenses:
Cost of operations	146,712	109,373	221,664	193,821	176,974
General and administrative	60,872	51,831	103,277	94,591	79,622
Provision for bad debts	3,011	3,394	7,968	10,129	2,510
Lease	9,651	9,534	20,555	21,921	19,098
Interest	7,984	4,333	8,482	8,908	8,910
Depreciation and amortization	6,969	5,058	10,430	10,468	7,835
Minority interest	—	—	—	—	109
Other expenses	—	—	—	—	2,139

Total expenses	235,199	183,523	372,376	339,838	297,197

Income (loss) before income taxes	12,182	4,325	7,334	(7,285)	1,892
Income tax provision (benefit)	4,291	1,661	(4,119)	4,200	658

Net income (loss)	$7,891	$2,664	$11,453	$(11,485)	$1,234

EBITDA	$27,135	$13,716	$26,246	$12,091	$18,637

Reconciliation of Net Income to EBITDA
Net income (loss)	$7,891	$2,664	$11,453	$(11,485)	$1,234
Add back:
Income tax provision (benefit)	4,291	1,661	(4,119)	4,200	658
Interest	7,984	4,333	8,482	8,908	8,910
Depreciation and amortization	6,969	5,058	10,430	10,468	7,835

EBITDA	$27,135	$13,716	$26,246	$12,091	$18,637

Other Items:
Hurricane costs(1)	—	—	908	—	—
Corporate office relocation(2)	—	—	—	2,000	—
Mediation settlement(3)	—	—	—	—	2,537

(1)	In late summer and early fall of 2004, we incurred approximately $0.9 million in expenses in Florida due to four hurricanes that at various times affected all of our 21 Florida facilities. None of our facilities suffered any permanent damage, however we incurred additional costs for overtime wages, emergency generator fuel, repairs, transportation, temporary housing and multiple evacuations of various facilities.
footnotes continued on following page

(2)	During 2003, we relocated our corporate headquarters from Pennsylvania to Florida and incurred approximately $2.0 million in relocation costs, including temporary staff while we recruited new employees.

(3)	In 1999, we entered into an agreement to purchase a facility, however we were unable to secure financing to close the transaction. This resulted in claims and counterclaims by the seller and us. In order to avoid the cost and uncertainty of litigation, we settled the dispute through mediation. The settlement resulted in a $2.5 million charge including the legal fees associated with this dispute.
Reasons for Non-GAAP Financial Information
          We define EBITDA as earnings (loss) from continuing operations before interest expense, income taxes, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. EBITDA does not represent net income (loss), as defined by GAAP.
          EBITDA, as discussed previously is a non-GAAP financial measure. Pursuant to the requirements of Regulation G, we have provided reconciliations of the non-GAAP financial measure to net income (loss), the most directly comparable GAAP financial measure.
          Management believes that the presentation of EBITDA provides useful information to investors regarding our results of operations because it is useful for trending, analyzing and benchmarking the performance and value of our business. We use EBITDA primarily as a performance measure and believe that the GAAP financial measure most directly comparable to EBITDA is net income (loss). We believe that the inclusion of EBITDA in this prospectus is appropriate to provide additional information to investors about certain financial covenants that will be contained in our new credit facility and the indenture governing our new senior subordinated notes. EBITDA will be a material component of certain of these covenants. For instance, our new credit facility will contain financial covenant ratios, specifically total leverage and interest coverage ratios, that are calculated by reference to EBITDA. Non-compliance with the financial ratio maintenance covenants which will be contained in our new credit facility could result in the requirement to immediately repay all amounts outstanding under such new credit facility. In addition, under the restricted payments covenant that will be contained in the indenture governing our new senior subordinated notes, our ability to incur additional debt will be limited by a ratio of EBITDA to interest expense. For a description of required financial covenant levels and actual ratio calculations based on EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We use EBITDA as a measure to assess the relative performance of our long-term healthcare facilities and other ancillary businesses. EBITDA is useful in this regard because it does not include such costs as interest expense, income taxes and depreciation and amortization expense, which may vary from business unit to business unit depending upon such factors as the method used to finance the original purchase of the business unit or the tax law in the state that a business unit operates in. By excluding such factors when measuring financial performance, management is better able to evaluate operating performance of the business unit. We also use EBITDA in our annual budget process. We believe EBITDA facilitates internal comparisons to historical operating performance of prior periods and external comparisons to competitors’ historical operating performance.
          Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not consider certain material costs necessary to operate our business. These costs include the cost to service our debt; the non-cash depreciation and amortization associated with our long-lived assets and the cost of our federal and state tax obligations. Because EBITDA does not consider these important elements of our cost structure, a user of our financial information who relies on EBITDA as the only measure of our performance could draw an incomplete or misleading conclusion regarding our financial performance. Consequently, a user of our financial information should consider net income (loss) an important measure of our financial performance because it provides a more complete measure of our performance.
          EBITDA should be considered in addition to, not as a substitute for, or superior to, GAAP financial measures or as indicators of operating performance.

                  Six Months Ended June 30, 2005 Compared With Six Months Ended June 30, 2004

Revenue
          Total revenue increased $59.5 million, or 31.7%, to $247.4 million for the six months ended June 30, 2005 from $187.8 million for the six months ended June 30, 2004, primarily as a result of two recent acquisitions, MMG and Lighthouse, which occurred on December 31, 2004, and certain facilities of Diakon, which occurred on April 30, 2005.

Inpatient Services
          Of the total increase in revenue, approximately $23.8 million was from inpatient services, with approximately $13.4 million of such amount attributable to the additional patient days as a result of the acquisition of certain Diakon facilities, and the balance of approximately $10.4 million was attributable to the increase in our revenue per patient day.
          Inpatient services revenue per patient day increased $10.23 per patient day, or 5.5%, to $194.97 per patient day for the six months ended June 30, 2005 from $184.74 per patient day for the six months ended June 30, 2004.
          Occupancy increased by 0.3% from 93.3% to 93.6%, due to the slightly higher average occupancy of the newly acquired Diakon facilities, which averaged 94.3% occupancy for the two months ended June 30, 2005, relative to all of our other facilities. Total patient days increased 7.7%, to 1,015,048 for the six months ended June 30, 2005 compared to 942,593 for the six months ended June 30, 2004 as a result of the acquisition of certain Diakon facilities.
          Rehabilitation Therapy
          Rehabilitation therapy revenue increased $22.9 million to $25.0 million for the six months ended June 30, 2005 from $2.1 million for the six months ended June 30, 2004. This growth in revenue was directly attributable to our acquisition on December 31, 2004 of MMG and Lighthouse, which collectively provides rehabilitation therapy, mobile diagnostic imaging and hospice services and provided $24.2 million of rehabilitation therapy revenues for the six months ended June 30, 2005. Prior to this acquisition, the only revenue reported in this segment was rehabilitation therapy services provided primarily to our managed facilities.
          Effective July 1, 2005, we merged the service delivery operations of providing rehabilitation therapy services to Tandem facilities with the operations of MMG’s rehabilitation therapy division. We intend to charge our long-term healthcare facilities market rates equivalent to what we charge non-Tandem facilities for the same services.

Other Revenue
          Other revenue increased $12.9 million to $24.5 million for the six months ended June 30, 2005 from $11.6 million for the six months ended June 30, 2004. This growth in revenue was primarily attributable to our acquisition of MMG. As the result of this December 31, 2004 acquisition we generated $7.6 million of new revenues related to mobile diagnostic imaging services and $5.1 million of new revenues related to hospice services for the six months ended June 30, 2005.

Operating Expenses
          Operating expenses increased $37.3 million, or 34.1%, to $146.7 million for the six months ended June 30, 2005 from $109.4 million for the six months ended June 30, 2004, compared to the increase in total revenue of 31.7%. The primary drivers of our growth in operating expenses were the MMG and Lighthouse acquisition, which occurred on December 31, 2004 and the acquisition of certain Diakon facilities on April 30, 2005. We attribute the higher percentage increase in operating expenses relative to revenue growth to the change in mix of our services. Operating expenses account for a much higher percentage of total expenses in our ancillary service operations compared to our long-term healthcare facilities. During the six months ended June 30, 2005, operating expenses accounted for nearly 70% of total expenses excluding capital related costs, while operating expenses accounted for approximately 66% of total expenses excluding capital costs during the six months ended June 30, 2004.

General and Administrative Expenses and Provision for Bad Debts
          General and administrative expenses and provision for bad debts increased $8.7 million, or 15.8%, to $63.9 million for the six months ended June 30, 2005 from $55.2 million for the six months ended June 30, 2004, compared to our 31.7% increase in total revenue during the six months ended June 30, 2005. As previously discussed, operating expenses account for a higher percentage of total expenses in our ancillary services. However, we have been able to take advantage of our growing scale to leverage overhead such that we have added facilities and businesses our incremental cost of general and administrative expenses, particularly general corporate overhead, has not increased at the same rate. In addition, we were able to reduce total liability insurance expense and provision for bad debts, most of which applied to our long-term healthcare facilities, by approximately 21% and 11%, respectively compared to the six months ended June 30, 2004.

Lease Expense
          Lease expense increased $0.2 million, or 1.2%, to $9.7 million for the six months ended June 30, 2005 from $9.5 million for the six months ended June 30, 2004.

Interest Expense
          Interest expense increased $3.7 million, or 86.0%, to $8.0 million for the six months ended June 30, 2005, from $4.3 million for the six months ended June 30, 2004, as a result of $1.8 million in new interest expense associated with the MMG and Lighthouse acquisition, $0.9 million in new interest expense associated with the acquisition of certain Diakon facilities and $0.4 million in new interest expense related to the purchase of six facilities in Ohio which we formerly leased. Interest expense was also affected by the refinancing of certain mortgages, an increase in the leverage of and higher average interest costs on certain of our facilities located in Florida and Pennsylvania, due to higher working capital borrowing levels and higher average interest rates, and interest expense associated with an interest rate swap contract that no longer qualified for hedge accounting as a result of the termination of the underlying agreement on December 30, 2004.

Depreciation and Amortization
          Depreciation and amortization expense increased $1.9 million, or 37.8%, to $7.0 million for the six months ended June 30, 2005 from $5.1 million in the six months ended June 30, 2004. This increase was primarily attributable to the additional depreciation related to assets acquired in the acquisition of MMG and Lighthouse on December 31, 2004, the acquisition of certain Diakon facilities on April 30, 2005 and the purchase of six formerly leased facilities in Ohio on December 30, 2004.

Net Income Tax Provision (Benefit)
          We recorded a net income tax provision for the six months ended June 30, 2005 of $4.3 million, which represents an effective tax rate of approximately 35.2%. During the six months ended June 30, 2004, we recorded a net income tax provision of approximately $1.7 million, which represents an effective tax rate of approximately 38.4%.

Working Capital
          We have historically operated with nominal working capital balances. Our working capital ratio was 1.1 and 1.0 at June 30, 2005 and 2004, respectively.

          While our working capital ratio did not change materially from June 30, 2004 to June 30, 2005, the components of our current assets and liabilities did undergo material growth due to the MMG and Lighthouse Hospice acquisition and the acquisition of certain Diakon facilities. Total current assets increased from $72.3 million for the six months ended June 30, 2004 to $103.7 million for the six months ended June 30, 2005, and current liabilities increased from $70.0 million for the six months ended June 30, 2004 to $98.7 million for the six months ended June 30, 2005.
          Accounts receivable, net of reserve for doubtful accounts increased by approximately $30 million year over year and days sales outstanding increased from 42 days at June 30, 2004 to 54 days at June 30, 2005. This growth in absolute dollars and day’s sales outstanding is almost entirely attributable to the acquisitions of MMG and Lighthouse, and certain assets of Diakon. The ancillary businesses operated by MMG and Lighthouse have a much higher days sales outstanding profile than our traditional nursing home business. In addition, we experienced a delay in our ability to bill Medicare for a portion of our diagnostic imaging services as we awaited new provider numbers. On October 6, 2005, we were notified by CMS that we were issued new provider numbers.
          Other material increases in the components of working capital include an increase in our outstanding revolver balance from $14.4 million at June 30, 2004 to $23.3 million at June 30, 2005. The $8.9 million increase was used to finance the growth in accounts receivable, primarily those generated by MMG and Lighthouse. We also experienced an increase of $6.0 million for the six months ended June 30, 2005 in the current portion of deferred tax assets primarily due to our anticipated ability to utilize net operating loss tax carry-forwards in the current period.
          Our reserve for doubtful accounts increased from $2.1 million for the six months ended June 30, 2004 to $6.3 million for the six months ended June 30, 2005, due to the increase in accounts receivable as a result of our two major acquisitions discussed above as well as a decreased level of write offs of older accounts receivable deemed to be uncollectible for the six months ended June 30, 2005 versus the six months ended June 30, 2004. Our provision for doubtful accounts decreased from $3.4 million for the six months ended June 30, 2004 to $3.0 million for the six months ended June 30, 2005. Also see our discussion on “Collectibility of Accounts Receivable” included in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Critical Accounting Policies.”

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003

Revenue
          Total revenue increased by $47.1 million, or 14.2%, to $379.7 million in 2004 from $332.6 million in 2003. This increase was a function of the full year impact of our acquisition in 2003 of five long-term healthcare facilities with 267 licensed beds (one of which was closed later in 2003), the lease of two facilities with 254 licensed beds, our purchase of CoastalMed Pharmacy, and our new management contract for nine facilities. Revenue growth was also driven by higher occupancy rates and improved quality mix (revenue from all sources other than Medicaid). Overall revenue quality mix improved to 57.2% in 2004 from 52.4% in 2003, and occupancy improved to 93.5% in 2004 from 92.6% in 2003.

Inpatient Services
          Of the total increase in revenue, approximately $27.9 million was from inpatient services, with approximately $10.7 million of such amount from additional patient days and approximately $17.2 million due to an increase in our revenue per patient day.
          Inpatient services revenue per patient day increased $9.08 per patient day or 5.1% to $186.05 in 2004 from $176.97 per patient day in 2003.
          Overall occupancy improved to 93.5% in 2004 from 92.6% in 2003, with each of our markets yielding higher occupancy over 2003 except for facilities in Virginia, where occupancy was nearly unchanged from 2003.

Rehabilitation Therapy
          Rehabilitation therapy revenue increased $3.2 million to $4.3 million in 2004 from $1.1 million in 2003. This growth in revenue was directly attributable to us providing rehabilitation therapy to nine managed facilities for a full year of activity compared to providing rehabilitation therapy services to these managed facilities during only the last half of 2003 as our management contract did not start until July 1, 2003.

Other Revenue
          Other revenue increased $16.0 million to $22.3 million in 2004 from $6.3 million in 2003. This growth in revenue was primarily attributable to the full year of operation of our acquisition of CoastalMed Pharmacy which occurred in October 2003, and contributed $14.8 million to the increase and full year of revenues associated with a new management services agreement to manage nine facilities in Ohio and Pennsylvania that commenced July 1, 2003 and contributed $1.5 million to the increase.

Operating Expenses
          Total operating expenses increased $27.9 million, or 14.4%, to $221.7 million in 2004 from $193.8 million in 2003, which was consistent with our 14.2% revenue growth in 2004.
          We incurred approximately $0.9 million in expenses in Florida during the late summer and fall of 2004 due to four hurricanes that at various times affected all of our 21 facilities in Florida. While none of our facilities suffered any permanent or significant damage, we did incur additional costs for over-time wages, emergency generator fuel, repairs, transportation, temporary housing and the multiple evacuations of certain facilities.

General and Administrative Expenses and Provision for Bad Debts
          General and administrative expenses and provision for bad debts increased $6.5 million, or 6.2%, to $111.2 million in 2004 from $104.7 million in 2003. The small increase in expenses relative to the growth in revenues is attributable to lower professional liability insurance costs and provision for bad debts in 2004. During 2003, we recorded large charges to boost balance sheet reserves for accrued self-insured professional liability claims in Florida, to increase reserves for doubtful accounts and to relocate our corporate headquarters from Pennsylvania to Florida.

Lease Expense
          Lease expense decreased $1.3 million, or 5.9%, to $20.6 million in 2004 from $21.9 million in 2003. The decrease was primarily the result of our landlord’s sale of nine facilities in
Virginia to a new owner, which resulted in our ability to write-off deferred lease expense totaling $1.6 million and to negotiate a new lease at a slightly lower lease rate. This reduction was offset by the increase in lease expense for our two Tennessee facilities, which we leased for all of 2004 relative to seven months in 2003, resulting in an increase in lease expense of $0.4 million in 2004 over 2003.

Interest Expense
          While there were minor changes to the components of interest expense from 2003 to 2004, total interest expense decreased $0.4 million, or 4.5%, to $8.5 million in 2004 from $8.9 million in 2003. In March of 2003, we purchased five facilities in Ohio, one of which was closed shortly thereafter, all of which were financed. Therefore, we incurred interest expense on this indebtedness for all of 2004 relative to ten months in 2003. We purchased CoastalMed Pharmacy primarily with indebtedness, and therefore incurred interest expense on this indebtedness for all of 2004 compared to only three months of 2003. In addition, we generally did not need to access our working capital revolvers as frequently during 2004 relative to 2003.

Depreciation and Amortization
          Depreciation and amortization expense decreased $0.1 million, or less than 1.0%, to $10.4 million in 2004 from $10.5 million in 2003.

Income Tax Provision (Benefit)
          In 2004, our return to profitability and the anticipated income as a result of our acquisition of MMG and Lighthouse permitted us to re-evaluate our reserve against our deferred tax assets. We believe that we will be able to recover all of our deferred tax assets, a substantial portion of which is attributable to federal net operating losses, and as a result, we reversed a portion of our reserve for deferred tax assets in 2004.
          We recorded a provision for income taxes in 2004 of approximately $2.8 million, which was offset by a reversal of our reserve for deferred tax assets of $6.9 million, resulting in a net tax benefit for the year of $4.1 million.
          In 2003, we recognized a net income tax provision of $4.2 million despite a net loss before taxes of $7.3 million. We recorded a reserve against all of our deferred tax assets at the end of 2003 due to the recovery of this asset being uncertain. The reserve resulted in a charge to income tax provision of $8.2 million and combined with a current provision of $0.3 million, $2.2 million utilization of net operating losses and a deferred tax benefit of $2.1 million, resulted in a net tax provision of $4.2 million in 2003.

Working Capital
          We have historically operated with nominal working capital balances. Our average working capital ratio of 1.0 was unchanged from December 31, 2003 to December 31, 2004. Accounts receivable, accounts payable, accrued expenses and accrued wages and benefits are typically the largest components of working capital.
          While our working capital ratio of 1.0 was unchanged, we did experience a change in the components of working capital from December 31, 2003. Our positive cash flow enabled us to reduce our outstanding balance in working capital revolvers by approximately $4.7 million year over year. Additionally, the current portion of our deferred tax assets increased approximately $7.5 million in large measure due to our ability to reverse our reserve against these assets in 2004. Days Sales Outstanding in Accounts Receivable declined from 51 to 42 days, reflecting improved collection performance at our long-term healthcare facilities. Our reserve for doubtful accounts decreased from $6.8 million to $4.8 million primarily as a result of the increased level of write offs of older accounts receivable deemed to be uncollectible which were reserved for in the prior year. Our provision for doubtful accounts decreased from $10.1 million for the year ended December 31, 2003 to $8.0 million for the year ended December 31, 2004. Also see our discussion on “Collectibility of Accounts Receivable” included in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Critical Accounting Policies.”

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

Revenue
          Total revenue increased $33.5 million, or 11.2%, to $332.6 million from $299.1 million in 2002. This growth in revenue was attributable to facility acquisitions, net of a facility sale during 2002, the addition of a management contract for nine facilities, and the purchase of an institutional pharmacy during 2003. We also benefited from a modest increase in average payment rates during 2003. Overall revenue quality mix (revenue from all sources other than Medicaid) increased to 52.4% in 2003 from 51.6% in 2002.

Inpatient Services
          Of the total increase in revenue, approximately $26.9 million was from inpatient services, with approximately $16.5 million of such amount from additional patient days and the balance of $10.4 million from an increase in our revenue per patient day.
          Inpatient services revenue per patient day increased $5.64, or 3.3%, to $176.97 per patient day in 2003 from $171.33 in 2002.
          On March 1, 2003, we purchased five long-term healthcare facilities with 267 licensed beds. On May 1, 2003, we leased two long-term healthcare facilities with 254 licensed beds. We closed one of the purchased long-term healthcare facilities later in 2003, which accounted for 50 licensed beds. The additional facilities were the primary drivers of the increase from 1.741 million patient days in 2002 to 1.838 million in 2003, an increase of 5.6%. These two transactions accounted for $16.2 million of additional revenue in 2003.
          We also sold our lone Connecticut facility in July 2002, which provided 29,470 patient days and $6.6 million of revenue during 2002. This facility, with 150 licensed beds, averaged 92.7% occupancy in 2002 prior to its sale.
          Overall occupancy increased by 0.2% to 92.6% in 2003 from 92.4%, primarily due to our marketing efforts, which resulted in an increase in occupancy in Florida.
          During 2003, the occupancy rates excluding patient days of the facilities acquired in March 2003 and the facility sold July 2002 increased from 92.4% in 2002 to 93.0% in 2003.

Rehabilitation Therapy
          Rehabilitation therapy revenue increased $0.7 million to $1.1 million in 2003 from $0.4 million in 2002. This growth in revenue was directly attributable to us providing rehabilitation therapy to nine managed long-term healthcare facilities during the last half of 2003 compared to only providing rehabilitation therapy services to one managed long-term healthcare facility in Ohio during 2002.

Other Revenue
          Other revenue increased $5.8 million to $6.3 million in 2003 from $0.5 million in 2002. This growth in revenue was primarily attributable to our acquisition of CoastalMed Pharmacy in October 2003, which contributed $3.8 million to the increase and a new management services agreement to manage nine facilities in Ohio and Pennsylvania commencing July 1, 2003, which generated $1.5 million of new revenue.

Operating Expenses
          Total operating expenses increased $16.8 million, or 9.5%, to $193.8 million in 2003 from $177.0 million in 2002. Our total revenue grew 11.2% over the same period.

General and Administrative Expenses and Provision for Bad Debts
          General and administrative expenses and provision for bad debts increased by $22.6 million, or 27.5%, to $104.7 million in 2003 from $82.1 million in 2002. Our provision for bad debts increased to $10.1 million from $2.5 million in order to increase our balance sheet reserves for doubtful accounts to a level deemed to be more reflective of the collectibility of accounts receivable. During 2003, we relocated our corporate headquarters from Pennsylvania to Florida and incurred approximately $2.0 million in relocation costs, including temporary staff while we recruited new corporate employees. We engage an actuary to provide an actuarial valuation of our self-insured professional liability risk in Florida. Professional liability expense increased to $12.8 million in 2003 from $7.2 million in 2002, primarily as a result of increasing our reserves for professional liability claims in Florida where we are self-insured, in accordance with the actuarial determination of this liability. Our actuary provides semi-annual updates to the actuarial valuation.

          Without these expenses, our general and administrative expenses would have increased by approximately $7.4 million or 9%, which is consistent with our year over year increases in operating expenses, and less than our revenue growth of 11.2%.

Lease Expense
          Lease expense increased $2.8 million or 14.7%, to $21.9 million from $19.1 million in 2002. New leases of two facilities in Tennessee and additional corporate and regional office space were the primary drivers for approximately $1.1 million of the increase. The remaining $1.7 increase was the result of a reduction in lease expense in 2002 due to the write-off of deferred lease expense payable to Health Care REIT, Inc., which we refer to as HCRI, related to six separate facility leases that were terminated. These six separate facility leases were terminated and a new master lease agreement with HCRI was negotiated effective January 1, 2002. This new master lease agreement qualified as a new operating lease as opposed to a modification of the six separate facility leases and the deferred lease expense associated with the six terminated leases was eliminated and recognized as a reduction to lease expense in 2002.

Interest Expense
          While the components of interest expense changed slightly, total interest expense was virtually unchanged from 2002 to 2003, totaling $8.9 million in each year. As previously noted, we sold our single facility in Connecticut in July 2002 and purchased five facilities in Ohio in March 2003, all of which were financed with mortgage and seller debt. In addition, we purchased CoastalMed Pharmacy on October 1, 2003, largely with borrowed funds. We also incurred more interest expense on our working capital revolvers in 2003 relative to 2002. Declining interest rates applicable to a number of our variable rate mortgages resulted in savings, which offset these increases.

Depreciation and Amortization
          Depreciation and amortization increased by $2.7 million, or 34.6%, to $10.5 million in 2003 from $7.8 million in 2002. The increase reflects the purchase of five facilities on March 1, 2003, one of which was subsequently closed, and ongoing investments in computer equipment and software that is depreciated over a three to five year period.

Minority Interest
          We recognized a minority interest in 2002 from a joint venture to develop and own a nursing home and assisted living facility campus with a development partner. Effective January 1, 2003, we purchased all of the minority partner’s interest in this joint venture.

Net Income Tax Provision (Benefit)
          In 2003, we recorded a net income tax provision of $4.2 million despite a net loss before taxes of $7.3 million. In 2002, we recorded a net income tax provision of $0.7 million. We recorded a reserve against all of our deferred tax assets at the end of 2003 due to the uncertainty of the recovery of this asset. Recognizing this reserve resulted in an income tax provision of $8.2 million, which combined with a current provision of $0.3 million, $2.2 million utilization of net operating losses and a deferred tax benefit of $2.1 million, resulted in the net tax provision of $4.2 million in 2003.

Working Capital
          We have historically operated with nominal working capital balances. Our working capital ratio was 1.0 at December 31, 2003 and 1.2 at December 31, 2002. Accounts receivable, accounts payable, accrued expenses and accrued wages and benefits are typically the largest components of working capital. The primary reason for the decrease in our working capital ratio was due to an increase in current liabilities from $58.6 million to $71.0 million due to a significant increase in accrued salaries, wages and benefits, accounts payable and accrued expenses, and to a lesser extent, an increase in the current portion of long-term debt. The increase in accrued expenses was fueled by the recording of a current liability associated with the current portion of accrued self-insured professional liability reserves, the long-term healthcare facilities we acquired during 2003 and the acquisition of CoastalMed Pharmacy on October 1, 2003. The increase in the current portion of long-term debt was a function of the indebtedness used to finance the CoastalMed Pharmacy acquisition and the relatively short term of that debt. In addition, Days Sales Outstanding in Accounts Receivable declined from approximately 55 to 51 days. This reduction is primarily due to the larger reserve for doubtful accounts at December 31, 2003 relative to December 31, 2002. This reserve increased from $2.8 million to $6.8 million primarily as a result of the increased provision for doubtful accounts which increased from $2.5 million for the year ended December 31, 2002 to $10.1 million for the year ended December 31, 2003. This increased provision was partially offset by write offs against the reserve for doubtful accounts that occurred during 2003. Also see our discussion on “Collectibility of Accounts Receivable” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.”
Liquidity and Capital Resources
          We anticipate that cash on hand, cash flows from operations and availability of cash under the revolving portion of our new credit facility, as well as under our current revolvers if we do not enter into the new credit facility, will be adequate to repay our contractual obligations as they become due, to make capital additions and improvements to our facilities as deemed necessary, to make strategic acquisitions, as deemed appropriate and to meet our working capital requirements.
     Pro Forma
          We have financed all of our acquisitions primarily with first mortgage term debt and subordinated secured and unsecured term debt of varying rates, maturities and terms. In addition, we have relied on a variety of accounts receivable revolvers to finance working capital. Concurrently with this offering, we plan to recapitalize our balance sheet through a senior subordinated notes offering and a new credit facility. Approximately $25.5 million of our existing debt and capital lease obligations will be paid off with proceeds from this offering and the remaining debt will be replaced with new debt as follows: (1) $150.0 million of senior subordinated notes, (2) a term loan of $100.0 million, and (3) a revolving credit facility, un-drawn at the closing of this offering to be used to fund future acquisitions, with an initial capacity of $50.0 million. The consummation of our senior subordinated notes offering and our new credit facility are not conditions to this offering. We intend to recapitalize our balance sheet through the above noted items in order to simplify our current capital structure, borrow long-term unsecured fixed rate debt and allow us the flexibility to fund future acquisitions utilizing the revolving credit facility with an initial capacity of $50.0 million.
          No amortization will be required on the senior subordinated notes or on any amount that may be outstanding from time to time on the revolving credit facility. The term loan is expected to require amortization at the rate of 1% per year on the initial balance. The term loan and the revolving credit facility both have excess cash recapture provisions requiring the outstanding balance to be reduced by 50% of excess cash flow, as defined. We anticipate that the final maturity on the senior subordinated notes, the term loan and the revolver will be ten, seven and five years, respectively. However, in the absence of additional borrowing to finance future growth, we expect to generate sufficient cash flow to pay down some portion of the term loan prior to its maturity and would expect to refinance the remaining indebtedness at or prior to its maturity. There can be no assurance that we will be able to refinance our outstanding indebtedness at closing or that such refinancing will be available on favorable terms.
          The agreements and instruments that govern our new credit facility and our senior subordinated notes contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios, and restrict our ability to:

•	incur more debt;

•	pay dividends, purchase company stock or make other distributions;

•	make certain investments;

•	create certain liens;

•	enter into transactions with affiliates;

•	make acquisitions;

•	merge or consolidate; and

•	transfer or sell assets.
          Our ability to comply with these covenants is subject to various risks and uncertainties. In addition, events beyond our control could affect our ability to comply with and maintain the financial tests and ratios. Any failure by us to comply with and maintain all applicable financial tests and ratios and to comply with all applicable covenants could result in an event of default, the acceleration or termination of the commitment to make further extensions of credit under a substantial portion of our debt. If we were unable to repay debt to our secured lenders, these lenders could proceed against the collateral securing that debt. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities.

Pro Forma Working Capital
          We have previously discussed under the “Working Capital” headings within each period-to-period discussion of our results of operations the historical reasons for changes in our working capital balances.
          Our working capital ratio after giving effect to the Transaction is expected to increase to approximately 1.5. This offering is not conditioned on the consummation of our senior subordinated notes offering or our new credit facility.

Historical
          At June 30, 2005, we had cash and cash equivalents and current escrows totaling $15.0 million. Included in this total are escrows consisting of cash reserves set aside primarily into revocable trust arrangements for the purpose of funding potential future catastrophic professional liability claims. However, these funds are available for working capital, and we periodically draw on these funds for general working capital purposes. The trusts are controlled by us and may be terminated at any time. We have established a target balance for these escrow accounts of $10.0 million, and have generally maintained the aggregate balance in these accounts at approximately $10.0 million. For all intents and purposes, these cash balances are available to us for general corporate purposes. Therefore, we have aggregated these balances with cash for purposes of discussing our liquidity.
          We self insure a portion of our risk for professional liability. During 2002, 2003, 2004 and 2005 to date, we have funded all self-insured professional liability claims from operating cash flows. Our actuarially determined self-insured professional liability was $16.4 million at June 30, 2005 discounted using a 5% rate.

Cash Flows

Six Months Ended June 30, 2005
          In the six months ended June 30, 2005, net income and depreciation and amortization contributed approximately $7.9 million and $7.0 million, respectively, to operating cash flow. However, nearly all this contribution was consumed by working capital for the newly acquired MMG and Lighthouse businesses, which have a much higher days sales outstanding profile than our nursing homes. The largest component of this business is rehabilitation therapy services, and most of the contracts have payment terms of either 60 or 90 days from the date of service. In addition, we were unable to bill for the portion of our mobile diagnostic imaging services directly billed to Medicare as we awaited receipt of our new provider numbers.

The addition of certain Diakon facilities also consumed working capital in May and June 2005. As a result of these noted items, we reported $1.6 million of negative cash flows from operations for the six months ended June 30, 2005. We have been able to meet our cash requirements through the use of our short-term revolving credit facilities as we await receipt of our new provider numbers as well as the ramp up of cash receipts related to MMG’s rehabilitation therapy business where most of the contracts have payment terms of 60 or 90 days. On October 6, 2005, we were notified by CMS that we were issued new provider numbers. We do not anticipate significant utilization of these short-term revolving credit facilities to fund operations now that we have received our new provider numbers.
          In the first six months of 2005, we acquired certain Diakon facilities using funds of $84.8 million. Additionally, we spent approximately $4.9 million on routine capital expenditures. Total investing activity during the period was $89.5 million.
          During the six months ended June 30, 2005, we borrowed approximately $65.2 million, net of debt repayments and deferred financing charges, most of which was used to complete the acquisition of certain Diakon facilities We also drew on our working capital revolvers in the amount of $12.8 million to finance the working capital associated with the MMG and Lighthouse acquisition and to a lesser extent, to complete the acquisition of certain Diakon facilities. The balance of our $92.1 million of financing activity during the six-month period was provided primarily through the sale of $8.8 million of convertible preferred stock and the sale of $5.3 million of redeemable preferred stock.

Six Months Ended June 30, 2004
          Cash flow from operations for the six months ended June 30, 2004 was approximately $11.5 million. Depreciation and amortization during the period was $5.1 million. The primary contributors to positive operating cash flow were net income of $2.7 million and changes in components of working capital and other changes in balance sheet accounts of $3.7 million. This latter contribution was primarily a function of the increase in our accrual for self-insured professional liability reserves in excess of cash outlays for self-insured claims.
          For the six months ended June 30, 2004, we spent approximately $5.0 million on routine capital expenditures. In addition, we funded approximately $4.4 million into the funded portion of our self-insured professional liability reserves for future claims. These two items accounted for most of our total of $9.2 million of net cash used for investing activities with the balance accounted for by other minor items.
          Financing activities consumed $2.1 million of funds for the six months ended June 30, 2004 and consisted primarily of debt repayments, net of proceeds from new borrowings, and the recording of deferred financing charges associated with mortgage refinancing that was completed during the six-month period.

Year Ended December 31, 2004
          In 2004, cash flow from operations totaled $23.0 million. The primary contributors to positive operating cash flows were net income of $11.5 million, depreciation and amortization of $10.4 million, and other net adjustments to operating cash flows of $1.1 million. We utilized approximately $94.4 million to acquire MMG and Lighthouse, on routine capital expenditures, and on other investing activities. We financed these investments from a combination of operating cash flows, the sale of $4.0 million of convertible preferred stock, the sale of $12.0 million of redeemable preferred stock and new borrowings, exclusive of working capital and debt repayments, of approximately $56.8 million.

Year Ended December 31, 2003
          In 2003, cash flow from operations totaled $16.0 million. The primary contributors to positive cash flow were depreciation and amortization of $10.5 million, the decrease in deferred income taxes due to the booking of a 100% reserve against deferred tax assets of $5.7 million and an increase in accrued expenses, accounts payable and other long-term liabilities of $12.6 million, with the balance of the difference between net loss and the change in cash flow provided by changes in other components of working capital. We spent approximately $33.6 million to acquire certain long-term healthcare facilities and CoastalMed Pharmacy, on routine capital expenditures, and on other investing activities. We financed these investments from a combination of operating cash flows, the sale of $1.75 million convertible preferred stock, the sale of $5.25 million of redeemable preferred stock and new borrowings, exclusive of working capital and debt repayments, of approximately $18.4 million.

Year Ended December 31, 2002
          In 2002, depreciation and amortization provided $7.8 million of the $9.2 million of cash flow from operations. The balance was provided primarily by $1.2 million of net income and $0.2 million of other changes in the components of working capital. We utilized approximately $33.6 million to acquire facilities, net of sales, and to fund routine capital expenditures and on other investing activities. We financed these investments from a combination of operating cash flows, and new borrowings, exclusive of working capital debt and debt repayments, of approximately $21.4 million.
Contractual Obligations

Pro Forma
          As previously discussed, concurrently with this offering, we plan to recapitalize our balance sheet through a senior subordinated notes offering and a new credit facility. Approximately $25.5 million of our existing debt and capital lease obligations will be paid off with proceeds from this offering and the remaining debt will be replaced with new debt as follows: (1) $150.0 million of senior subordinated notes, (2) a term loan of $100.0 million, and (3) a revolving credit facility, un-drawn at the closing of this offering, with an initial capacity of $50.0 million. The consummation of our senior subordinated notes offering and our new credit facility are not conditions to this offering.
          The following table summarizes our material contractual obligations, including both on-and-off balance sheet arrangements as adjusted to give effect to the above noted recapitalization:

	Payments Due by Period (dollars in millions)

	Less than			After
	1 Year	1-3 Years	4-5 Years	5 Years	Total

Long-term debt	$1.0	$2.0	$2.0	$245.0	$250.0
Lease obligations	—	—	—	—	—
Redeemable preferred stock(1)	—	—	—	—	—
Operating lease obligations	19.3	38.8	26.5	8.3	92.9

	$20.3	$40.8	$28.5	$253.3	$342.9

(1)	Assumes redemption in full of all of our outstanding redeemable preferred stock as a result of the Transaction.
          Additionally we self insure a portion of our professional liability, employee health insurance and workers’ compensation claims. At June 30, 2005, we had $19.2 million of accrued liabilities for such risks. These liabilities have historically been funded with cash flows from operations.

Historical
          We have been highly leveraged throughout our history. We have financed all of our acquisitions primarily with first mortgage term debt and subordinated secured and unsecured term debt of varying rates, maturities and terms. In addition, we have relied on a variety of accounts receivable revolvers to finance working capital.

          The following table summarizes our material contractual obligations, including both on-and-off balance sheet arrangements in effect as of June 30, 2005:

	Payments Due by Period (dollars in millions)

	Less than
	1 year	1-3 years	4-5 years	After 5 years	Total

Long-term debt	$33.0	$28.2	$213.9	$0.1	$275.2
Capital lease obligations	0.2	0.1	—	—	0.3
Redeemable preferred stock(1)	76.1	—	—	—	76.1
Operating lease obligations	19.3	38.8	26.5	8.3	92.9

	$128.6	$67.1	$240.4	$8.4	$444.5

(1)	Assumes redemption in full of all of our outstanding redeemable preferred stock as a result of the Transaction.
          Additionally we self insure a portion of our professional liability, employee health insurance and workers’ compensation claims. At June 30, 2005, we had $19.2 million of accrued liabilities for such risks. These liabilities have historically been funded with cash flows from operations.
          We have no other material commitments outstanding at June 30, 2005.
Off-Balance Sheet Arrangements
          On March 1, 2000, we acquired eight facilities in Ohio financed through an operating lease arrangement. This lease was terminated early on December 30, 2004 and a new restructured operating lease was entered into on December 30, 2004 for a five-year term. The lessor of the properties does not qualify as a variable interest entity as defined by generally accepted accounting principles. For financial reporting purposes, we report lease expense for the operating lease on these assets. The components of lease expense consist of the payment on a Receivables Purchase Agreement that is the equivalent of a mortgage with a fixed monthly amortizing payment of $50,000 plus a variable rate interest payment that has been fixed by an interest rate swap contract. Lease expense also includes a variable rate return on investment component paid to the owner of the assets. A substantial portion of the owner’s equity investment of approximately $7.5 million is secured by a $5.9 million certificate of deposit posted by us and carried on our balance sheet as a lease deposit. The underlying Receivable Purchase Agreement had an outstanding balance at June 30, 2005 of approximately $29.8 million. This arrangement allowed us to effectively own and operate the facilities without recognizing a liability for the financing. When we entered into this arrangement, there was a minor Medicaid reimbursement advantage associated with leasing these facilities versus purchasing them. Additionally, our annual lease expense is less than the combined depreciation and interest expense that would be associated with owning the facilities. We may purchase these facilities at any time during or at the end of the lease term for an amount that approximates fair value. For tax purposes and for purposes of reporting the number of facilities that we “own” compared to “lease,” these facilities are treated as owned facilities.
Quantitative and Qualitative Disclosures About Market Risk
          In the normal course of business, our operations are exposed to risks associated with fluctuations in interest rates. We routinely monitor our risks associated with fluctuations in interest rates and consider the use of derivative financial instruments to hedge these exposures. We do not enter into derivative financial instruments for trading or speculative purposes.

Pro Forma
          The information below provides information about our debt obligations and derivative financial instruments that are sensitive to changes in interest rate as of June 30, 2005 as adjusted to give effect to the Transaction. More specifically, the table reflects the repayment of approximately $25.5 million of our existing debt and capital lease obligations with proceeds from this offering and the replacement of our remaining debt with (a) $150.0 million of fixed rate senior subordinated notes, (b) a variable rate term loan of $100.0 million and (c) a variable rate revolving credit facility, undrawn at the closing of this offering, with an initial capacity of $50.0 million. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve.

	Expected Maturity Date (dollars in millions)

	2005-2006	2006-2007	2007-2008	2008-2009	2009-2010	Thereafter		Total		Fair Value

Long-term debt:
Fixed rate	$—	$—	$—	$—	$—	$150.0		$150.0		$
Average interest rate	n/a	n/a	n/a	n/a	n/a		%		%
Variable rate	1.0	1.0	1.0	1.0	1.0	95.0		100.0			100.0
Average interest rate	%	%	%	%	%		%		%
Interest rate swaps:
Variable to fixed	0.6	0.6	0.6	0.6	27.4	—		29.8			(0.2)
Average pay rate	7.5%	7.5%	7.5%	7.5%	7.5%	n/a		7.5%
Average receive rate	6.9%	7.2%	7.8%	7.8%	7.8%	n/a		7.7%

Historical
          The information below provides information about our debt obligations and derivative financial instruments that are sensitive to changes in interest rate as of June 30, 2005. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve.

	Expected Maturity Date (dollars in millions)

	2005-	2006-	2007-	2008-	2009-			Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value

Long-term debt:
Fixed rate	$1.2	$1.2	$1.8	$2.8	$10.2	$0.1	$17.3	$16.7
Average interest rate	7.4%	7.4%	7.2%	6.0%	8.0%	1.0%	7.5%
Variable rate	31.8	8.8	16.4	69.0	131.9	—	257.9	257.9
Average Interest Rate	7.4%	7.7%	8.5%	8.5%	8.8%	n/a	8.5%
Interest rate swaps:
Variable to fixed	0.6	0.6	0.6	0.6	27.4	—	29.8	(0.2)
Average pay rate	7.5%	7.5%	7.5%	7.5%	7.5%	n/a	7.5%
Average receive rate	6.9%	7.2%	7.8%	7.8%	7.8%	n/a	7.7%
          At June 30, 2005, we had $257.9 million of debt subject to variable rates of interest. A change of 1.0% in short-term interest rates would result in a change to our interest expense of $2.6 million annually.
          At June 30, 2005, we had $15.0 million of cash and equivalents that are affected by market rates of interest. A change of 1.0% in the rate of interest would result in a change to our interest income of $0.2 million annually.

Recent Stock Option Grants
          During the 12-month period ended June 30, 2005, we granted stock options with exercise prices as follows:

			Weighted Average	Weighted Average
	Number of	Weighted Average	Fair Value	Intrinsic Value
Grants Made During Quarter Ended	Options Granted	Exercise Price	per Share	per Share

September 30, 2004	73,500	$1.00	$1.00	$—
December 31, 2004	39,000	1.00	1.00	—
March 31, 2005	391,500	1.80	2.40	0.60
June 30, 2005	286,000	1.80	9.37	7.57
          The intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which equals the service period).
          The fair value of the common stock for options granted during the period July 1, 2004 through December 31, 2004 was estimated by management. We believe that for this period of time, our common shares were reasonably valued at $1.00 per share. The exercise price of the options granted during the period January 2005 through March 2005 was based on a fair value determined contemporaneously with the grants. The difference between the exercise price of these grants and the fair value of the options granted during the period January 2005 through March 2005 was due to a discount applied in the contemporaneous valuation due to the lack of marketability of the stock during this period. The fair value of the common stock for options granted during the period April 2005 through June 2005 was estimated by management possessing the requisite financial experience.
          We did not obtain contemporaneous valuations by an unrelated valuation specialist for the options granted during the period March 2005 though June 2005. At the time of the grant of the stock options in May 2005, we had engaged investment bankers in contemplation of an initial public offering and members of management were in the process of preparing the financial statements for our initial public offering. In connection with the preparation of the financial statements for our initial public offering, and solely for the purposes of accounting for employee based stock compensation, management reassessed the fair value of common stock relating to grants of options during the twelve month period ended June 30, 2005. This reassessment resulted in revised management estimates of the fair value of the common stock for options granted during the period from January 2005 to June 2005 and no change in the estimate of the fair value of the common stock for options granted during the period from July 2004 to December 2004. As such, the options granted during the period from January 2005 to June 2005 have intrinsic value, which we are recognizing as compensation expense over the applicable vesting period.
Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value of Stock Option Grants
          Determining the fair value of our stock requires making complex and subjective judgments. We used the market approach to estimate the value of the enterprise for the options granted during the period from April 2005 to June 2005. The market approach involves direct comparisons to other enterprises and their equity securities to estimate the fair value of the common stock related to the options grants.
          We applied public company multiples to the average of our forecasted 2005 and 2006 calendar year results to determine an estimated enterprise value, which was then adjusted for our outstanding debt, the impact of redemption of redeemable preferred stock and the dividends on our redeemable preferred stock to arrive at an estimated equity value. This equity value was then allocated to our convertible preferred stock and common share equivalents on a fully diluted basis to arrive at an estimated per share value.
          Our 2005 and 2006 calendar year forecasts are based on expected annual growth rates. There is inherent uncertainty in these estimates. The assumptions underlying the estimates are consistent with our business plan.

Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and Estimated Initial Public Offering Price.
          As previously discussed, we granted stock options with exercise prices of $1.00 to $1.80 during the twelve month period ended June 30, 2005. Also as previously discussed, we determined that the fair value of our common stock increased from $1.00 to $9.37 per share during that period. The reasons for the difference between the range of $1.00 to $9.37 per share and the estimated initial public offering price of $           per share are as follows:

•	On December 31, 2004, we purchased MMG and Lighthouse, adding rehabilitation therapy services, mobile diagnostic imaging and hospice services to our ancillary business lines. These businesses are expected to generate higher growth rates and higher margins than our nursing facilities that already operate close to capacity. This acquisition was partially financed through the sale of redeemable preferred stock and convertible preferred stock with a cumulative compounding 9% quarterly dividend. The price per share of these preferred stock issuances was $2.52.

•	On April 30, 2005, we acquired 15 facilities at nine locations in two states with 1,339 beds from the Diakon acquisition. This group of facilities operates at high occupancy levels with solid operating margins but at lower acuity levels than most of our other facilities, which will provide us the opportunity to increase our Medicare payor mix over time and increase profitability from the acquired facilities. This acquisition was partially financed through the sale of redeemable preferred stock and convertible preferred stock with a cumulative compounding 9% quarterly dividend. The price per share of these preferred stock issuances was $2.52.

One of the important benefits of these two acquisitions is the opportunity for Tandem to add revenue scale and spread its corporate overhead and fixed costs over a much larger revenue base. The economies of scale created by the two transactions should contribute to our future profitability because we did not need to materially increase our infrastructure or corporate overhead to accommodate the new business.

•	During the quarter ended June 30, 2005, we engaged investment bankers to initiate the process of an initial public offering and began drafting a registration statement.

•	Before this offering there had been no public market for our common stock.

•	On , 2005, we effected a - for - reverse stock split of our outstanding common stock.

•	Management’s valuation of the options granted during the period from April 2005 to June 2005 was estimated by applying a market approach to the average of our forecasted 2005 and 2006 calendar year results. The estimated initial public offering price considers:

•	prevailing market conditions,

•	market values and various valuation measures of publicly traded companies that are believed to be comparable to us,

•	prospects for our company and the industry in which we compete,

•	our past and present operations and the prospects for, and timing of, our future revenues, and

•	the present state of our development and the prospects for and timing of our future development.
          Based on an assumed initial public offering price of $          per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), the intrinsic value of the options

outstanding at June 30, 2005, was $           million, of which $           million related to vested options and $           million related to unvested options.
          Although it is reasonable to expect that the completion of the initial public offering will add value to the shares because they will have increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty.
Recent Accounting Pronouncements
          On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25 and amends Statement of Financial Accounting Standard No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
          The provisions of SFAS No. 123(R) apply to all awards granted, modified, cancelled or repurchased after its effective date, as well as the unvested portion of awards granted prior to its effective date.
          SFAS No. 123(R) permits adoption of its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123(R) for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
          We plan to adopt SFAS No. 123(R) using the modified-prospective method as of January 1, 2006. We are currently evaluating the provisions of SFAS No. 123(R) to determine the impact on our financial statements.

BUSINESS
Overview
          We are a leading provider of long-term healthcare services through our regionally concentrated networks of long-term healthcare facilities and portfolio of ancillary services. As of June 30, 2005, we owned, leased or managed 78 skilled nursing, assisted living and independent living facilities consisting of approximately 7,800 licensed beds. We have focused our operations in selected states that have favorable operating characteristics, such as attractive demographics, stable reimbursement rates, adequate availability of labor and certain restrictions on the development of additional licensed bed capacity, such as certificate of need laws or Medicaid restrictions on new bed capacity. For the twelve months ended June 30, 2005, on a pro forma basis, we generated approximately 83% of our consolidated revenues from our skilled nursing, assisted living and independent living facilities. The remainder of our revenue was generated from an array of ancillary services in 12 states. These ancillary services, which both support our facility operations and are marketed to other healthcare providers, consist of rehabilitation therapy, institutional pharmacy, mobile diagnostic imaging and hospice services. As we continue to grow, we expect that our ancillary services will expand and represent an increasing percentage of our revenues and earnings. For the twelve months ended June 30, 2005, on a pro forma basis, our revenues were approximately $543.3 million, our net income was approximately $22.9 million and our EBITDA was approximately $59.1 million. For the corresponding pro forma financial data regarding the six month periods ended June 30, 2004 and 2005, and the year ended December 31, 2004, and for a definition of EBITDA and a reconciliation of EBITDA to net income, see “Prospectus Summary — Summary Unaudited Pro Forma Condensed Combined Financial and Operating Data.”
          We were founded by experienced long-term healthcare operators with a focus on the following key operating principles: establishing efficient regionally concentrated networks, fostering a decentralized facility-level decision making strategy, creating an attractive and modern asset portfolio, developing a complementary array of related ancillary services and instilling uniform operating and clinical practices throughout Tandem. We were founded in 1997 by Lawrence R. Deering and Joseph D. Conte, two experienced long-term healthcare industry executives. Since the acquisition of our first facility in March 1998 to our current portfolio of 78 long-term healthcare facilities, our growth has been driven by a combination of strategic acquisitions and consistent organic growth. Our acquisition strategy has focused on acquiring facilities, increasing our penetration within those selected markets and acquiring established ancillary services platforms that supplement our long-term healthcare facilities. The primary drivers for our organic growth have been our ability to achieve occupancy increases, add licensed beds, optimize our payor mix, provide ancillary services to our own long-term healthcare facilities to improve service delivery, and market our ancillary services to other healthcare providers.
          Our facilities are grouped into regionally concentrated networks. Each region is managed by a president who maintains a local presence in each region and who reports directly to our Chief Operating Officer. Each region also has experienced, high-level executives in the field to directly manage the respective regional operations. Each division also has its own infrastructure to enable us to efficiently and effectively provide high quality and cost-effective long-term healthcare and ancillary services to our residents and patients.
Industry and Market Opportunity
          The long-term healthcare industry is a highly fragmented industry, comprised of approximately 16,000 skilled nursing facilities with approximately 1.8 million licensed beds as of June 2005, according to AHCA. As of June 30, 2005, the five largest public long-term healthcare companies controlled less than 10% of these skilled nursing facilities. We believe the underlying trends within the long-term healthcare industry are positive and are characterized by an increasing demand for long-term healthcare services coupled with an industry-wide reduction in the supply of long-term healthcare beds.

          We believe demand for long-term healthcare services will continue to grow due to an aging population and increased life expectancies. CMS predicts that nursing home expenditures, which include traditional skilled nursing care and specialty medical services, will grow from approximately $103.7 billion in 2002 to approximately $174.0 billion in 2012. A major contributor to this growth is the rapidly aging United States population. According to the United States Census Bureau, the number of Americans aged 85 or older is expected to more than double from approximately 4.3 million in 2000 to approximately 9.6 million in 2030. This increase, which represents the largest component of nursing home occupancy, will be a key driver in increased demand for our services.
          Despite the projected growth in demand for long-term healthcare services, the supply of long-term healthcare beds in the United States has declined slightly. According to AHCA the total number of long-term healthcare facilities in the United States has declined from 17,023 in 1999 to 16,032 in June 2005. We believe that the projected growth in demand for long-term healthcare services, coupled with the overall reduction in supply of long-term healthcare facilities, will allow us to maintain strong occupancy rates and will support our growth and profitability.
          Approximately 29.2% and 46.5% of our net inpatient services revenues for the twelve months ended June 30, 2005, on a pro forma basis, and further adjusted to exclude revenues associated with the retroactive portion of the Pennsylvania nursing home provider assessment as previously discussed, were derived from Medicare and Medicaid respectively. Medicare is a federal program which provides certain healthcare benefits to beneficiaries who are 65 years of age or older. A substantial portion of the Medicare revenues of our businesses are derived from payments under a prospective payment system, or PPS. Under PPS, providers are reimbursed an amount per patient, per day, or “per diem,” established by federal regulation. The per diem is determined by classifying each patient into one of 53 RUGs, with an established per diem for each RUGs category. Medicaid is a combined federal and state program, designed to pay providers for care given to the indigent and others who receive federal aid. Medicaid is funded by federal and state appropriations and is administered at the state level.
          On August 1, 2005, CMS issued its final 2006 Medicare payment rule for skilled nursing facilities. The rule includes a 3.1% “market basket” increase and an across the board increase of 3.0% for all RUGs per diem rates. These reimbursement increases are expected to approximately offset the elimination of the RUGs add-on payments stemming from the Balanced Budget Refinement Act of 1999, the so called “RUGs Refinement.” We believe that these reimbursement changes, when viewed in the aggregate, will have a neutral effect on our revenues.
Our Competitive Strengths
          We believe we are well positioned to take advantage of the positive trends within our industry. Our ability to acquire, integrate and grow our long-term healthcare facilities and ancillary services is a direct result of the following competitive strengths:
          We have strong regional networks. Our regional structure has enabled us to develop strong referral networks with hospital discharge planners and physicians. We have experienced, senior managers in the field to direct our respective regional operations, each of which has its own infrastructure to enable it to efficiently and effectively provide high quality healthcare services to our residents and patients. By focusing our operations in specific markets, we believe we have achieved greater purchasing power, operating efficiencies and economies of scale. We are also able to design and customize our systems and services to meet the specific needs of each of our markets. We believe our infrastructure can accommodate additional future growth within each of our existing regions.
          We have a platform of growing ancillary services. We provide an array of ancillary services that diversify our revenues, help to control the quality and cost of our service, capture revenue previously going to other ancillary service providers and increase our overall profitability. For the twelve months ended June 30, 2005, on a pro forma basis, our consolidated revenues from ancillary services were approximately $92 million, which represented approximately 17% of our consolidated revenues. As we continue to grow and expand our ancillary services, we expect that they will represent an increasing percentage of our revenues and earnings.
          We own the majority of our facilities. We prefer to own rather than lease our facilities. We own 51 of our facilities with 4,635 licensed beds, including eight facilities pursuant to an off-balance sheet financing arrangement. These 51 facilities represent approximately 73% of the total number of facilities that we own or lease and 67% of the total number of licensed beds that we own or lease. Facility ownership increases our operational and financial flexibility, allows us to participate in real estate appreciation, enables us to divest facilities and exit markets at our discretion, and provides additional incentive to refurbish or remodel facilities to satisfy market demand.
          We have an attractive asset base. Since our inception in 1997, we have focused on operating facilities that are local market leaders from both a clinical and physical plant perspective. We believe that we operate one of the most attractive and desirable portfolios in our markets and that our current facilities are among the youngest in the industry. Of the 70 facilities, which we own or lease, 61 have either been built or significantly renovated within the past 15 years. We continually invest in our facilities to maintain these high physical plant standards. We believe our attractive asset base is a key driver of our occupancy rate. For the twelve months ended June 30, 2005, on a pro forma basis, our occupancy rate was 94.0%, which is among the highest compared to other public long-term healthcare companies.
          We have an operational focus. We believe we have an innovative clinical and operating approach geared towards caring for the long-term resident. As part of that approach, we apply standardized policies and procedures across all of our long-term healthcare facilities in an effort to improve clinical outcomes. We also have dedicated in-house safety personnel to ensure a safe resident environment and workplace for our employees.
          We have a commitment to information technology. All of our long-term healthcare facilities operate on common, integrated financial and clinical applications. We are committed to applying information technology to provide our employees timely and comprehensive access to financial and clinical data to increase productivity and measure clinical outcomes.
          We have an experienced senior executive team. Each member of our senior executive team, led by our co-founders, Lawrence R. Deering and Joseph D. Conte, has at least 25 years of experience in the healthcare industry. Our senior executive team has worked together since 1999, operating as a cohesive, complementary group. Their collective experience allows us to effectively address the continuing challenges facing the industry while providing the stability necessary to achieve meaningful operational and financial improvements. Our ability to increase revenues, successfully integrate acquisitions, expand our operations and maintain the attractiveness of our facilities, is due to the experience of our senior executive team.
Our Business Strategy
          Our strategy is to operate networks of high-quality long-term healthcare facilities and associated ancillary services in selected regions that have favorable operating characteristics. The principal methods we implement to achieve our strategy are as follows:
          Continue to execute our regional strategy. We intend to expand our presence in our existing markets through selective acquisitions and growth in our ancillary services, both to our long-term healthcare facilities and to third party healthcare providers. Where appropriate, we intend to replicate this regional approach in new markets.
          Drive growth in our ancillary services. We have developed a significant ancillary services portfolio. We intend to grow these businesses by capturing ancillary services within our existing facilities currently going to third party ancillary service providers, by marketing our services to other healthcare providers and by expanding into new markets. In order to capture this business, we are in the process of opening satellite offices in certain of our markets to expand our institutional pharmacy, mobile diagnostic imaging and hospice services. For example, we are in the process of opening pharmacies in our Ohio and Florida markets to capture services currently being delivered by third party providers.

          Selectively target acquisitions. The long-term healthcare industry is a highly fragmented industry. As a result of this fragmentation, we believe that there is an opportunity to acquire or lease high-quality long-term healthcare facilities and acquire ancillary service providers at reasonable prices. We have completed 14 acquisitions since our inception, consisting both of facilities and ancillary service businesses, and our goal is to continue to execute our multi-faceted acquisition strategy. As we have done in the past, we will continue to target both acquisitions in new markets and those which increase our penetration within our existing markets. We believe there is an opportunity for continued growth through acquisitions in our current markets which will allow us to further leverage our regional networks.
          Integrate and improve newly acquired facilities. Our strategy is to integrate and improve the operations of our acquired facilities. The key components of this strategy consist of investing capital as needed to improve the facility’s physical plant, upgrading and training facility personnel and transitioning acquired long-term healthcare facilities to our information technology platform. Additionally, this strategy allows us to introduce new programs and services that target higher acuity residents to improve the payor mix, and improve census by aggressively marketing to discharge planners, physicians and other referral sources. Our success in implementing this strategy is a function of our experience in acquiring and integrating facilities, our comprehensive pre-acquisition transition planning and, for in-market acquisitions, our ability to leverage our existing regional infrastructure.
Recent Acquisitions
          On April 30, 2005, we acquired 15 long-term healthcare facilities at nine locations in Pennsylvania and Maryland from Diakon, for approximately $85.0 million. The portfolio consisted of a mixture of skilled nursing, assisted living and independent living facilities with a total of 1,339 beds. Leveraging an existing regional network allowed us to efficiently integrate this acquisition.
          On December 31, 2004, we acquired substantially all of the assets of MMG and Lighthouse for approximately $57.0 million. These companies provide rehabilitation therapy, mobile diagnostic imaging and hospice services. We believe that this acquisition will enable us to further leverage our existing regional platform and increase and enhance the ancillary services we provide.
Business Segments

Inpatient Services
          Our focus remains on our core business of providing facility based long-term healthcare services, which consist of the following services:

•	Long-term skilled nursing care;

•	Short-term transitional therapy and rehabilitation care;

•	Alzheimer’s care;

•	Assisted living services; and

•	Independent living services.
          Long-Term Skilled Nursing Care. Our facilities use interdisciplinary teams of experienced medical professionals to provide services prescribed by physicians. These teams include medical directors, registered nurses, licensed practical nurses and certified nursing assistants who provide individualized comprehensive nursing care. Licensed therapists provide physical, speech, respiratory and occupational therapy for residents recovering from strokes, heart attacks, orthopedic conditions, or other illnesses, injuries or disabilities. As of June 30, 2005, we operated 69 long-term skilled nursing facilities.
          Short-Term Transitional Therapy and Rehabilitation Care. Working closely with patients, families and insurers, interdisciplinary teams of experienced medical professionals develop comprehensive, individualized patient care plans that target the essential medical, functional and discharge planning objectives. We provide medical and rehabilitation programs for patients recovering from major surgery, severe injury, or serious cardiovascular, respiratory, infectious, endocrine or neurological illnesses, with a primary goal of returning patients home or to a similar environment.

          Alzheimer’s Care. We provide innovative services and facilities to care for Alzheimer’s patients in early, middle and advanced stages of the disease. Trained staffs provide specialized care and programming for persons with Alzheimer’s or related disorders in our facilities and in dedicated units within many of our skilled nursing centers.
          Assisted Living Services. We have a number of assisted living facilities, as well as units within our skilled nursing centers, dedicated to providing personal care services and assistance with general activities, including facilities which care for persons with Alzheimer’s or related disorders. We use a comprehensive resident assessment to help determine the appropriate package of services desired or required by each resident. A majority of our assisted living facilities are located on campuses with our skilled nursing facilities.
          Independent Living Services. All of our independent living facilities are located on our campuses, which allows residents of our independent living facilities to avail themselves of those services provided in our skilled nursing or assisted living facilities. As of June 30, 2005, we operated five independent living facilities.

Rehabilitation Therapy
          We currently provide rehabilitation therapy services to approximately 250 facilities in 12 states, including some of our own facilities, through our rehabilitation therapy division. Rehabilitation therapy services consist of delivering physical, occupational and speech therapy services primarily in the skilled nursing setting.

Other
          Included in Other are the following ancillary services:

•	Institutional pharmacy,

•	Mobile diagnostic imaging,

•	Hospice, and

•	Other corporate items.
          Institutional Pharmacy Services. As of June 30, 2005 our institutional pharmacy operations, operated through our CoastalMed Pharmacy division, provided institutional pharmacy services to 20 third-party and 16 Tandem facilities in Florida. We are in the process of expanding our institutional pharmacy operations by opening an institutional pharmacy outside of Orlando, Florida, where we would transition five of our existing facilities, and in Columbus, Ohio, where we would transition 25 of our existing facilities. We also intend to add third party contract business to each of these new institutional pharmacy locations.
          Mobile Diagnostic Imaging Services. Mobile diagnostic imaging services consist of providing portable X-ray and cardiac monitoring services to long term care facilities, utilizing teleradiology technology. We are currently the largest provider of mobile diagnostic imaging services in Michigan and are in the process of entering into Ohio and Pennsylvania markets. We plan to leverage our existing and successful platform in Michigan to serve new markets consisting of both our owned and operated facilities as well as third party long-term care providers. We acquired this service offering through our acquisition of MMG and believe that it will act as a platform for future growth, serving both our owned and operated facilities as well as third party facilities.
          Hospice Services. Our hospice business specializes in providing care within nursing facilities, but approximately 10% of our business focuses on providing hospice care in the home setting. Our hospice services focus on the needs facing terminally ill patients. These services include palliative care for terminally ill patients, as well as pastoral, counseling and bereavement services for each patient’s family. As of June 30, 2005, we provided hospice services to approximately 248 patients per day in Michigan. We acquired this service offering through our acquisition of Lighthouse and believe that it will serve as a platform for future growth. Thus, we intend to expand our hospice operations into new markets.
          Other Corporate Items. Included in other corporate items are management services provided to non-Tandem owned facilities, interest income, gains (losses) on the extinguishment of debt, other sources of income, gains or losses, and other corporate items.
Competition
          Our long-term healthcare facilities compete primarily on a local and regional basis with many long-term care providers, some of whom may own as few as a single nursing center. Our ability to compete successfully varies from location to location and depends on a number of factors, including:

•	The number of competing centers in each local market;

•	The types of services available;

•	The quality of care;

•	The reputation, age, location and physical appearance of each facility; and

•	The cost of care in each facility, with respect to private pay residents.
          In general, we seek to compete in each market by establishing a reputation within the local community for quality and caring health services, attractive and comfortable facilities, and by providing additional specialized ancillary healthcare services. We also compete with a variety of other companies in providing assisted living, independent living, rehabilitation therapy, hospice, mobile diagnostic imaging and institutional pharmacy services.
          Increased competition in the future could limit our ability to attract and retain residents, to maintain or increase rates or to expand our business. Some of our competitors are located in facilities that are newer than those we operate and may provide services that we do not offer. The industry is highly fragmented and includes many small and not-for-profit and for-profit institutions. Although there is limited, if any, price competition with respect to Medicare and Medicaid residents (since revenues received for services provided to such residents are based generally on fixed rates), there is significant price competition for private payment residents. While there is significant competition in the long-term care industry in general, six of the seven states in which we currently operate our facilities have significant certificate of need requirements and certain of these states currently have certificate of need moratoriums. Additionally, there are little or no capital reimbursement incentives in any state Medicaid system which would make it economically attractive for a long-term care operator to build a new facility.
          We also face competition for our ancillary services from other long-term care providers as well as independent providers. Our ancillary services provide high margins and increased competition for these services could limit our ability to grow and expand our business and enhance our profitability.
Labor
          Our labor costs consist of wages, temporary nursing staffing and payroll overhead, including workers’ compensation. Labor costs account for approximately 75% of our operating expenses. Our long-term healthcare wage rate increases have approximated 5.1% during the twelve months ended June 30, 2005, and our temporary staffing expenses in 2004 were less than 1.0% of our operating expenses.
          The healthcare industry as a whole has been experiencing shortages in qualified professional clinical staff. In order to attract and retain our qualified professional clinical staff, we offer attractive wage and benefits packages, a high level of employee training, both for new and existing employees, and a quality work environment.

Payor Mix
          The following table reflects the allocation of net revenues among Medicare, Medicaid, and private pay and other payors, including commercial insurers and managed care payors, for the last three years for services related to skilled nursing, assisted living and independent living operations.

	2004	2003	2002

Medicaid	46.0%	48.7%	48.5%
Medicare	33.1%	29.7%	29.2%
Private pay and other payors	20.9%	21.6%	22.3%

Total	100%	100%	100%

          Inpatient services revenues are derived principally from the Medicare and Medicaid programs and from private payment residents. Consistent with the long-term healthcare industry, changes in the mix of a provider’s resident population among these three categories significantly affects the profitability of our long-term care operations. Although Medicare and higher acuity residents generally produce the most revenue per patient day, profitability with respect to higher acuity residents is reduced by the costs associated with the higher level of nursing care and other services generally required by such residents. In addition, these residents usually have a significantly shorter length of stay.
Customers
          No individual customer or client accounts for a significant portion of our revenues. We do not expect that the loss of a single customer or client would have a material adverse effect on our business, results of operations or financial condition.
Governmental Regulation

General
          Healthcare is an area of extensive and frequent regulatory change. In order to operate nursing facilities and provide healthcare services we must comply with federal, state and local laws relating to the licensure of our facilities and businesses, delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate setting, building codes and environmental protection. Changes in the law or new interpretations of existing laws may have a significant impact on our methods and costs of doing business.
          Governmental and other authorities periodically inspect our skilled nursing facilities to assure that we continue to comply with their various standards. We must pass these inspections to continue our licensing under state law, to obtain certification under the Medicare and Medicaid programs and to continue our participation in the Veterans Administration program at some facilities. We can only participate in other third party programs if our facilities pass these inspections. In addition, these authorities inspect our record keeping and inventory control of controlled narcotics. From time to time, we, like others in the healthcare industry, may receive notices from federal and state regulatory agencies alleging that we failed to comply with applicable standards. These notices may require us to take corrective action, and may impose civil monetary penalties and/or other operating restrictions on us. If our skilled nursing facilities fail to comply with these directives or otherwise fail to comply substantially with licensure and certification laws, rules and regulations, we could lose our certification as a Medicare and Medicaid provider and/or lose our state licenses to operate the facilities.

Medicare and Medicaid Programs
          Approximately 33.1% and 46.0% of our net revenue for the fiscal year ended December 31, 2004 was derived from the Medicare program and Medicaid programs, respectively. Medicare and Medicaid are the commonly used names for reimbursement or payment programs governed by certain provisions of the federal Social Security Act. Medicare is an exclusively federal program, and Medicaid is a combined federal and state program. Medicare provides certain healthcare benefits to beneficiaries who are 65 years of age or older, blind, disabled or qualify for the End Stage Renal Disease Program. Medicare Part A covers inpatient hospital services, skilled nursing care and some home healthcare, and Medicare Part B covers physician and certain ancillary services and supplies. In order to achieve and maintain Medicare certification, a healthcare provider must meet the CMS “Conditions of Participation” on an ongoing basis, as determined by the state in which such provider is located and/or the Joint Commission for Accreditation of Healthcare Organizations, or JCAHO. Medicaid is designed to pay providers for care given to the medically indigent and others who receive federal aid. Medicaid is funded by federal and state appropriations and administered by the various states. Within the Medicare and Medicaid statutory framework, there are substantial areas subject to administrative rulings, interpretations and discretion that may affect payments made under Medicare and Medicaid.
          Our businesses have a significant dependence on Medicare as a source of revenue. Because of this dependence, changes in the Medicare program may have a material effect on our businesses. For example, Medicare program changes resulting from the Balanced Budget Act of 1997, as amended, referred to as the BBA, have limited increases in Medicare payments that were otherwise provided by law, and/or reduced Medicare payment or reimbursement for certain healthcare services provided to Medicare beneficiaries. The BBA has had and will continue to have a significant negative effect on Medicare providers. Future reductions in Medicare reimbursement, or increases in Medicare reimbursement in amounts less than increases in the costs of providing care, may have a material adverse financial effect on our businesses, and may continue to do so.
          A substantial portion of the Medicare revenues of our businesses are derived from payments made for services rendered to Medicare beneficiaries under a PPS. Under a PPS, the amount paid to the provider for an episode of care is established by federal regulation and is not related to the provider’s charges or costs of providing that care. From time to time, the factors used in calculating the prospective payments for units of service are modified by CMS, which may increase or reduce revenues for particular services, as was the case in the RUGs refinement on August 1, 2005. Additionally, as part of the federal budgetary process, Congress has regularly amended the Medicare law to reduce increases in payments that are otherwise scheduled to occur, or to provide for reductions in payments for particular services. Such actions have adversely affected our revenues.

Reimbursement for Specific Services

Reimbursement for Long-Term Healthcare Services
          The Medicare Part A program provides reimbursement for long-term healthcare services furnished to Medicare beneficiaries who are admitted to nursing facilities after at least a three-day stay in an acute care hospital. Covered services include supervised nursing care, room and board, social services, physical, speech and occupational therapies, pharmaceuticals, supplies and other necessary services provided by nursing facilities. The BBA established a Medicare PPS for nursing facilities for cost reporting periods beginning on or after July 1, 1998.
          In November 1999, the Balanced Budget Refinement Act, which we refer to as the BBRA, was enacted. Beginning on April 1, 2000, the BBRA implemented a 20% upward adjustment in the payment rates for the care of higher acuity patients, and allowed nursing facilities to transition more rapidly to the federal payment rates. The BBRA also imposed a two-year moratorium on certain therapy limitations for nursing facility patients covered under Medicare Part B. The 20% upward adjustment in the payment rates for the care of higher acuity patients under the BBRA was to remain in effect until a revised RUGs payment system was implemented.
          In December 2000, the Medicare, Medicaid, and State Child Health Insurance Program Benefits Improvement and Protection Act of 2000, or BIPA, was enacted to provide up to $35 billion in additional funding to the Medicare and Medicaid programs over a five-year period. Under BIPA, the nursing component for each RUG category increased by 16.66% over the existing rates for skilled nursing care for the period April 1, 2001 through September 30, 2002. Certain Medicare reimbursement provisions under the BBRA and BIPA expired on October 1, 2002. In August 2003, CMS published a final rule implementing a 3.26% correction to the market basket adjustment to increase Medicare payment rates beginning on October 1, 2003. In addition, a 3% market basket increase also became effective on October 1, 2003.
          On August 1, 2005, CMS issued a final 2006 payment rule for skilled nursing facilities, to be effective October 1, 2005. The final rule adds nine new RUG categories for skilled nursing facility residents who qualify for both rehabilitative and extensive services. The final rule also increases the nursing case-mix weight for all RUG categories by 8.51%. As a result, the 20% upward adjustment in payment rates under the BBRA was eliminated. We cannot predict whether there will be additional refinement of the RUGs classification system in the future.
          Beginning January 1, 2006, the MMA will implement a major expansion of the Medicare program through the introduction of a prescription drug benefit under new Medicare Part D. Under Medicare Part D, dual eligible patients will have their outpatient prescription drug costs covered by this new Medicare benefit, subject to certain limitations. Most of the nursing facility residents we serve whose drug costs are currently covered by state Medicaid programs are “dual eligibles.” Accordingly, Medicaid will no longer be a payor for the institutional pharmacy services provided to these residents. For more information please refer to “Business — Governmental Regulation — Reimbursement for Institutional Pharmacy Services, Including Medical Supplies.”
          Our skilled nursing facilities also provide Medicaid-covered services to eligible individuals consisting of nursing care, room and board and social services. In addition, states may at their option cover other services such as physical, occupational and speech therapies and pharmaceuticals. Medicaid programs also are subject to statutory and regulatory changes, administrative rulings, interpretations of policy by the state agencies and certain government funding limitations, all of which may materially increase or decrease the level of program payments to nursing facilities. We believe that the payments under many of these programs may not be sufficient on an overall basis to cover the costs of serving certain patients participating in these programs. In addition, budgetary pressures impacting a number of states may further reduce Medicaid payments to our nursing facilities from current levels. Furthermore, BBRA mandates an increased emphasis on ensuring quality resident care, which has resulted in additional expenditures by nursing facilities.

Reimbursement for Rehabilitation Therapy Services
          Our rehabilitation therapy services operations are subject to various federal and state regulations. Therapists and other healthcare professionals employed by us are required to be individually licensed or certified under applicable state law. We take measures to ensure that therapists and other healthcare professionals are properly licensed. In addition, we require therapists and other employees to participate in continuing education programs. The failure to obtain, retain or renew any required license or certifications by therapists or other healthcare professionals could adversely affect our operations, including our financial results.
          As noted above, we are subject to federal and state laws that govern financial and other arrangements between healthcare providers, including the Anti-Kickback Statute and Stark Law discussed below. These laws prohibit, among other things, certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services.
          Our rehabilitation therapy services operations receive payment for services from the skilled nursing facilities, assisted living facilities and hospitals that it serves. The payments are based on negotiated patient per diem rates or a negotiated fee schedule based on the type of service rendered. As noted above, various federal and state laws and regulations govern reimbursement to long-term care facilities, hospitals and other healthcare providers participating in Medicare, Medicaid and other federal healthcare programs. Though the federal and state reimbursement laws and regulations are generally not applicable to our rehabilitation therapy services operations, they are applicable to our customers. If our customers fail to comply with these laws and regulations they could be subject to possible sanctions, including loss of licensure or eligibility to participate in reimbursement programs, as well as civil and criminal penalties, which could adversely affect our rehabilitation therapy operations, including financial results. See “Management’s Discussion and Analysis of Financial Condition of Results of Operations — Industry Trends — Effects of Inflation and Changing Prices,” for more information.

Reimbursement for Hospice Services
          For a Medicare beneficiary to qualify for the Medicare hospice benefit, two physicians must certify that, in the best judgment of the physician or medical director, the beneficiary has less than six months to live, assuming the beneficiary’s disease runs its normal course. In addition, the Medicare beneficiary must affirmatively elect hospice care and waive any rights to other Medicare benefits related to his or her terminal illness. Each benefit period, a physician must recertify that the Medicare beneficiary’s life expectancy is six months or less in order for the beneficiary to continue to qualify for and to receive the Medicare hospice benefit. The first two benefit periods are measured at 90 day intervals and subsequent benefit periods are measured at 60 day intervals. There is no limit on the number of periods that a Medicare beneficiary may be recertified. A Medicare beneficiary may revoke his or her election at any time and begin receiving traditional Medicare benefits.
          Medicare reimburses for hospice care using a prospective payment system. Under that system, we receive one of four predetermined daily or hourly rates based on the level of care we furnish to the beneficiary. These rates are subject to annual adjustments based on inflation and geographic wage considerations.
          Medicare limits the reimbursement we may receive for inpatient care services. If the number of inpatient care days furnished by us to Medicare beneficiaries exceeds 20% of the total days of hospice care furnished by us to Medicare beneficiaries, Medicare payments to us for inpatient care days exceeding the inpatient cap will be reduced to the routine home care rate. This determination is made annually based on the twelve-month period beginning on November 1st of each year. This limit is computed on a program-by-program basis.
          We are required to file annual cost reports with The Department of Health and Human Services for informational purposes and to submit claims on the basis of the location where we actually furnish the hospice services. These requirements permit Medicare to adjust payment rates for regional differences in wage costs.

Reimbursement for Institutional Pharmacy Services, Including Medical Supplies
          Our institutional pharmacy operations, which includes medical equipment and supplies, are subject to extensive federal, state and local regulation relating to, among other things, operational requirements, reimbursement, documentation, licensure, certification and regulation of controlled substances. The Medicare and Medicaid programs establish certain requirements for participation of providers and suppliers in the programs. Nursing facilities, which pass along a portion of their reimbursement to our institutional pharmacy division, are subject to specified standards. Our institutional pharmacies also are subject to federal and state laws that govern financial arrangements between healthcare providers, including the Anti-Kickback Statute and Stark Law discussed below. The institutional pharmacies are regulated under the Food, Drug and Cosmetic Act and the Prescription Drug Marketing Act, which are administered by the U.S. Food and Drug Administration. Under the Comprehensive Drug Abuse Prevention and Control Act of 1970, which is administered by the U.S. Drug Enforcement Administration, dispensers of controlled substances must register with the Drug Enforcement Administration, file reports of inventories and transactions and provide adequate security measures. Failure to comply with such requirements could result in civil or criminal penalties.
          States generally require that the state board of pharmacy license a pharmacy operating within the state. Such licensure typically also applies to states where the operator does not have a pharmacy but delivers prescription pharmaceuticals to patients or residents across state lines. We maintain the necessary licenses and registrations for each pharmacy we operate.
          Under Medicare Part A, which covers, among other things, in-patient hospital, skilled long-term care, home healthcare and certain other healthcare services, we receive payment for services from skilled nursing facilities that we serve. The payments are based on negotiated per diem rates or negotiated fee schedules based on the type of prescription drugs or services provided. Under Medicare Part B, which covers physicians’ services, outpatient services and certain items and services provided by medical suppliers, we are entitled to payment for products that replace a bodily function, home medical equipment and supplies and a limited number of specifically designated prescription drugs.
          With regard to the supply of prescription drugs under Medicaid, reimbursement rates are determined on a state-by-state basis subject to review by CMS and applicable federal law. The federal Medicaid statute specifies a variety of requirements that the state plan must meet, including the requirements related to eligibility, coverage of services, payment and administration. Some states have enacted “freedom of choice” or “any willing provider” requirements, which may prohibit a nursing facility from requiring their residents to purchase pharmacy or other ancillary services or supplies from a particular provider. Such laws may increase the competition that we face in providing services to residents of long-term healthcare facilities.
          In December 2003 Congress enacted the MMA, which includes a major expansion of the Medicare program through the introduction of a prescription drug benefit under new Medicare Part D. Upon implementation of Medicare Part D on January 1, 2006, there will be coverage for prescription drugs that are not otherwise covered by Medicare Part A or Part B, most significantly for dual eligible beneficiaries. Dual eligible residents of nursing facilities will be entitled to have their prescription drug costs covered by Part D, subject to certain limitations. Most of the nursing facility residents we serve whose drug costs are currently covered by state Medicaid programs are dual eligibles who will qualify for the new Medicare drug benefit. Accordingly, Medicaid will no longer be a payor for the pharmacy services provided to those residents.
          We will obtain reimbursement for drugs we provide to Part D beneficiaries in accordance with the terms of the agreements to be negotiated between us and the Part D plans in which they enroll. We intend to negotiate such agreements with Part D plans under which we would provide drugs and associated services to their enrollees. Until such agreements are negotiated, we will not be able to determine what changes there may be to the terms and conditions under which we provide drugs and services to Medicare beneficiaries who become enrollees of Part D plans. Such changes could negatively impact the pricing and payment for our services.
          The MMA does not alter the federal reimbursement scheme for residents of nursing facilities whose stay at the nursing facility is covered under Medicare Part A. We will continue to receive reimbursement for drugs provided to such residents from the nursing facility, in accordance with the terms of the agreements we have negotiated with each nursing facility we have under contract.
          The MMA also reforms the Medicare Part B prescription drug payment methodology. With certain exceptions, in 2004, most Part B drugs were reimbursed at 85% of the April 1, 2003 average wholesale price. In 2005, Medicare Part B payment generally equals 106% of the lesser of (1) the wholesale acquisition cost of the product, or (2) the average sales price, or ASP, of the product, with certain exceptions and adjustments. More significant reforms are planned for 2006, when most drugs will be reimbursed under either an ASP methodology or under a “competitive acquisition program.” Revenues for drugs dispensed under Medicare Part B are not significant in comparison to our total pharmacy revenues.
          We will continue to review the final Medicare Part D regulations, but we cannot assess the overall impact of the MMA on our institutional pharmacy business. The impact of this legislation depends upon a variety of factors, including the sub-regulatory guidance from CMS, our ultimate relationships with the Part D Plans and the patient mix of our customers. This legislation may reduce revenue and impose additional costs to the industry. In addition, since CMS may issue additional federal regulations and guidance under the MMA, we cannot guarantee that the MMA and the regulations promulgated under the MMA will not have a material adverse effect on our institutional pharmacy business. It is not possible to quantify at this time the effect of changes in legislation, the interpretation or administration of such legislation or any other governmental initiatives impacting our institutional pharmacy business and the business of our principal customers. Accordingly, we cannot guarantee that the impact of any current or future healthcare legislation or regulation will not adversely affect our institutional pharmacy business.

Reimbursement for Mobile Diagnostic Imaging Services
          The radiologists with whom we contract to provide professional services are subject to licensing and related regulations by the states, including registrations to use radioactive materials. As a result, we require our radiologists to have and maintain appropriate licensure and registrations. In addition, some states also impose licensing or other requirements on us and other states may impose similar requirements in the future. Some local authorities may also require us to obtain various licenses, permits and approvals. We believe that we have obtained all required licenses and permits; however, the criteria governing licensing or permitting may change or additional laws and licensing requirements governing our operations may be enacted. These changes could adversely affect our business, financial condition and results of operations.
          We receive payment for mobile diagnostic imaging services from the skilled nursing centers and assisted living facilities that we serve. The payments are based on negotiated patient per diem rates or a negotiated fee schedule based on the type of service rendered. As previously noted, various federal and state laws and regulations govern reimbursement to long-term care facilities, hospitals and other healthcare providers participating in Medicare, Medicaid and other federal healthcare programs. Though the federal and state reimbursement laws and regulations are generally not applicable to our mobile diagnostic imaging services, they are applicable to our customers. If our customers fail to comply with these laws and regulations they could be subject to possible sanctions, including loss of licensure or eligibility to participate in reimbursement programs as well as civil and criminal penalties, which could adversely affect our operations, including financial results.
          Additionally, we receive payment for mobile diagnostic imaging services directly from Medicare under Medicare Part B, MCOs and other insurers and private pay individuals. The payments are primarily based on a predetermined or negotiated fee schedules based on the type of service rendered and may be subject to co-payments and/or deductibles which are the responsibility of the resident or patient or their responsible party.

Civil and Criminal Fraud and Abuse Laws and Enforcement
          Federal and state healthcare fraud and abuse laws regulate both the provision of services to government program beneficiaries and the methods and requirements for submitting claims for services rendered to such beneficiaries. Under these laws, individuals and organizations can be penalized for submitting claims for services that are not provided, that have been inadequately provided, billed in an incorrect manner or other than as actually provided, not medically necessary, provided by an improper person, accompanied by an illegal inducement to utilize or refrain from utilizing a service or product, or billed or coded in a manner that does not otherwise comply with applicable governmental requirements.
          Federal and state governments have a range of criminal, civil and administrative sanctions available to penalize and remediate healthcare fraud and abuse, including exclusion of the provider from participation in the Medicare and Medicaid programs, fines, criminal and civil monetary penalties and suspension of payments and, in the case of individuals, imprisonment.
          We have internal policies and procedures and have implemented a compliance program that management believes effectively reduces exposure for violations of these and other laws and regulations. However, because enforcement efforts presently are widespread within the industry and may vary from region to region, there can be no assurance that our compliance program will significantly reduce or eliminate exposure to civil or criminal sanctions or adverse administrative determinations.

Anti-Kickback Statute
          Provisions of the Social Security Act of 1965, commonly referred to as the Anti-Kickback Statute, prohibit the payment or receipt of anything of value, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by a federal healthcare program such as Medicare or Medicaid. Violation of the Anti-Kickback Statute is a felony, and sanctions include imprisonment of up to five years, criminal fines of up to $25,000, civil monetary penalties of up to $50,000 per act plus three times the amount claimed or three times the remuneration offered, and exclusion from federal healthcare programs (including Medicare and Medicaid). Many states have adopted similar prohibitions against payments that are intended to induce referrals of Medicare and Medicaid and other third party payor patients.
          We are required under the Medicare conditions of participation and some state licensing laws to contract with numerous healthcare providers and practitioners, including physicians, hospitals and nursing homes, and to arrange for these individuals or entities to provide services to our patients. In addition, we have contracts with other suppliers, including pharmacies, ambulance services and medical equipment companies. Some of these individuals or entities may refer, or be in a position to refer, patients to us, and we may refer, or be in a position to refer, patients to these individuals or entities. We attempt to structure these arrangements in a manner that meets a safe harbor; however, some of these arrangements may not meet all of the requirements. We believe that our contracts and arrangements with providers, practitioners and suppliers do not violate the Anti-Kickback Statute or similar state laws. We cannot guarantee however, that these laws will ultimately be interpreted in a manner consistent with our practices.
          We endeavor to conduct our operations in compliance with federal and state healthcare fraud and abuse laws, including the Anti-Kickback Statute. However, our practices may be challenged in the future, and the fraud and abuse laws may be interpreted or amended in a way that finds us in violation of these laws. If we are found to be in violation of the Anti-Kickback Statute we could be subject to civil and criminal penalties, and we could be excluded from participating in federal healthcare programs such as Medicare and Medicaid. The occurrence of any of these events could significantly harm our business and financial condition.

Stark Law
          Congress has also passed a significant prohibition against certain physician referrals of patients for healthcare services, commonly known as the Stark Law. The Stark Law prohibits a physician from making referrals for particular healthcare services (called designated health services) to entities with which the physician, or an immediate family member of the physician, has a financial relationship. Although the term “designed health services” does not include long term care services, some of the services provided by our facilities and ancillary companies are classified as designated health services including physical therapy, pharmacy, hospice and imaging services. The term “financial relationship” is defined very broadly to include most types of ownership or compensatory relationships. The Stark Law also prohibits the entity receiving the referral from seeking payment under the Medicare and Medicaid programs for services rendered pursuant to a prohibited referral. If an entity is paid for services rendered pursuant to a prohibited referral, it may incur civil penalties and could be excluded from participating in the Medicare or Medicaid programs. If any arrangement is covered by the Stark Law, the requirements of a Stark Law exception must be met for the physician to be able to make referrals to the entity for designated health services and for the entity to be able to bill for these services.
          The Stark Law contains exceptions for certain physician ownership or investment interests in and certain physician compensation arrangements with entities. If a compensation arrangement or investment relationship between a physician, or immediate family member, and an entity satisfies all requirements for a Stark Law exception, the Stark Law will not prohibit the physician from referring patients to the entity for designated health services. The exceptions for compensation arrangements cover employment relationships, personal services contracts, and space and equipment leases, among others.
          If an entity violates the Stark Law, it could be subject to civil penalties of up to $15,000 per prohibited claim and up to $100,000 for knowingly entering into certain prohibited referral schemes. The entity also may be excluded from participating in federal healthcare programs (including Medicare and Medicaid). If the Stark Law were found to apply to our relationships with referring physicians and no exceptions under the Stark Law were available, we would be required to restructure these relationships or refuse to accept referrals for designated health services from these physicians. If we were found to have submitted claims to Medicare or Medicaid for services provided pursuant to a referral prohibited by the Stark Law, we would be required to repay any amounts we received from Medicare for those services and could be subject to civil monetary penalties. Further, we could be excluded from participating in Medicare and/or Medicaid. If we were required to repay any amounts to Medicare, subjected to fines, or excluded from the Medicare and Medicaid Programs, our business and financial condition would be harmed significantly.
          Many states have physician relationship and referral statues that are similar to the Stark Law. These laws generally apply regardless of payor. We believe that our operations are structured to comply with applicable state laws with respect to physician relationships and referrals. However, any finding that we are not in compliance with these state laws could require us to change our operations or could subject us to penalties. This, in turn, could have a negative impact on our operations.

False Claims
          The submission of claims to a federal or state healthcare program for items and services that are “not provided as claimed” may lead to the imposition of civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in state and federally funded healthcare programs, including the Medicare and Medicaid programs. The concept of billing for services in a manner other than actually provided includes claims that a lack of quality in services provided may be considered to be a false claim (as such lack of quality causes the service to be “not provided as claimed”). False claims statutes include the Federal False Claims Act. Under the Federal False Claims Act, actions against a provider can be initiated by the federal government or by a private party on behalf of the federal government. These private parties are often referred to as qui tam relators, and relators are entitled to share in any amounts recovered by the government. Both direct enforcement activity by the government and qui tam actions have increased significantly in recent years. The use of private enforcement actions against healthcare providers has increased dramatically, in part because the relators are entitled to share in a portion of any settlement or judgment. This development has increased the risk that a healthcare company will have to defend a false claims action, pay fines or settlement amounts or be excluded from the Medicare and Medicaid programs as a result of an investigation arising out of false claims laws. Many states have enacted similar laws providing for imposition of civil and criminal penalties for the filing of fraudulent claims. Due to the complexity of regulations applicable to our industry, we cannot guarantee that we will not be the subject of any additional actions under the Federal False Claims Act or similar state law. See “Business — Legal Proceedings.”

Health Insurance Portability and Accountability Act of 1996
          The federal Health Insurance Portability and Accountability Act of 1996, commonly known as HIPAA, broadens the scope of existing fraud and abuse laws to include all health plans, whether or not they are reimbursed under federal programs. In addition, HIPAA also mandates the adoption of regulations aimed at standardizing transaction formats and billing codes for documenting medical services, dealing with claims submissions and protecting the privacy and security of individually identifiable health information. HIPAA regulations require standard formatting for healthcare providers, like us, that submit claims electronically. We were required to comply with HIPAA transaction and code set standards by October 2003, and we believe that we are in compliance with such standards.

          HIPAA privacy regulations apply to “protected health information,” which is defined generally as individually identifiable health information transmitted or maintained in any form or medium. The privacy regulations seek to limit the use and disclosure of most paper and oral communications, as well as those in electronic form, regarding an individual’s past, present or future physical or mental health or condition, or relating to the provision of healthcare to the individual or payment for that healthcare, if the individual can or may be identified by such information. HIPAA provides for the imposition of civil or criminal penalties if protected health information is improperly disclosed. We were required to comply with the privacy regulations by April 2003, and we believe that we are in compliance with those regulations.
          HIPAA’s security regulations require us to ensure the confidentiality, integrity, and availability of all electronic protected health information that we create, receive, maintain or transmit. We must protect against reasonably anticipated threats or hazards to the security of such information and the unauthorized use or disclosure of such information. We were required to comply with the security regulations by April 2005, and we believe that we are in compliance with those regulations.
          In January 2004, CMS published a rule announcing the adoption of the National Provider Identifier as the standard unique health identifier for healthcare providers to use in filing and processing healthcare claims and other transactions. The rule became effective May 23, 2005, with a compliance date of May 23, 2007. Sanctions for failing to comply with the HIPAA health information practices provisions include criminal penalties and civil sanctions. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

Certificates of Need and Other Regulatory Matters
          Certain states administer a certificate of need program which applies to the incurrence of capital expenditures, the offering of certain new institutional health services, the cessation of certain services and the acquisition of major medical equipment. Such legislation also stipulates requirements for such programs, including that each program both be consistent with the respective state health plan in effect pursuant to such legislation and provide for penalties to enforce program requirements. To the extent that certificates of need or other similar approvals are required for expansion of our operations, either through facility acquisitions, expansion or provision of new services or other changes, such expansion could be affected adversely by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals or possible delays and expenses associated with obtaining such approvals.

Proprietary Rights
          “Tandem Health Care” and our logo have been registered as a trademark and service mark, respectively, with the United States Patent and Trademark Office.
          Earlier this year, we became aware that a company, Tandem Management Co., LLC, was providing skilled nursing services using the Tandem name. As a result, we notified Tandem Management Co. that we believed that they are infringing our trademark and that this use is likely to cause confusion. We requested that they immediately cease and desist using the Tandem name, or any variation thereof, and immediately destroy all literature and other materials which use or display our trademark. As a result of continued non-compliance with our cease and desist request, we filed a complaint in the District of New Jersey alleging, among other things, trademark infringement, trademark dilution and unfair competition. Tandem Management Co., LLC recently filed an answer denying infringement and a counterclaim seeking cancellation of the trademark registrations asserted in the lawsuit.
Insurance
          Except in Florida and New Jersey, we maintain professional malpractice and general liability insurance that provides primary coverage on an occurrence form basis with policy limits of $1.0 million per incident and $3.0 million in annual aggregate amounts. In addition, we currently maintain (1) umbrella liability coverage with policy limits of $5.0 million per incident and an annual aggregate per state limit of $5.0 million that provide excess coverage for professional liability, general liability, automobile liability and employer’s liability for all states we operate in other than Florida and New Jersey and (2) excess aggregate general liability coverage with policy limits of $5.0 million. We have been unable to acquire risk transfer commercial insurance to insure our general and professional liability risk in Florida, where it is not available, and in New Jersey, where it is prohibitively expensive, from 2002 through 2005. We have been partially insured under occurrence form professional liability policies for claims occurring during 2001 and for all prior years. In addition, we have purchased limited defined risk, claims made policies in 2003, 2004 and 2005 in Florida, and in 2003 and 2004 we provided excess general liability insurance through our off-shore captive insurance subsidiary, Laurel Indemnity Co., Ltd. Nonetheless, a substantial portion of our professional and general liability risk in Florida and New Jersey has been largely self-insured throughout this period. We have taken a number of measures to limit our exposure to catastrophic professional liability claims. In February 2002, we implemented non-binding arbitration clauses in our admission agreements in Florida. In February 2003, we implemented binding arbitration agreements as part of our admission process in our Florida facilities, and subsequently implemented such agreements in all our facilities. The execution of binding arbitration agreements is voluntary and is agreed to by most of our residents. In addition, we organize each of our facilities into wholly owned operating subsidiaries with one subsidiary holding the facility license and another subsidiary, with respect to our owned facilities, holding the underlying real estate. While we believe that we have taken all prudent measures, we cannot assure you that any of these measures will isolate us from a catastrophic, uninsured professional liability claim.
          In addition to our professional malpractice liability insurance, we also carry general liability insurance, automobile liability insurance, workers’ compensation/employer’s liability, employment practices liability, fiduciary liability and director and officer liability insurance in amounts that we believe are appropriate and sufficient for our operations. Our directors and officers liability insurance policy has a limit of $10.0 million per claim, with an annual aggregate limit of $10.0 million. We are currently assessing our need to increase our director and officer liability limits. We also maintain key employee life insurance policies, where we are the beneficiary, on the lives of Messrs. Deering and Conte, in the amount of $2.0 million each. While we believe that our insurance policies and coverage are adequate for a business enterprise of our type, we cannot assure you that our insurance coverage is sufficient to cover all future claims or that it will continue to be available in adequate amounts or at a reasonable cost.
Employees
          As of June 30, 2005, we employed approximately 12,000 employees. We have seven owned or leased facilities that are covered by collective bargaining agreements. We generally consider our relationships with our employees to be good.
Properties
          Our corporate headquarters are located at 800 Concourse Parkway South, Maitland, FL 32751, where we lease approximately 27,800 square feet of office space. Our lease of this building is for a term of 64 months through December 11, 2008. We have an option to renew our lease at this location for an additional five year term. We believe that our current facilities are adequate for our current operations and contemplated growth.
          As of June 30, 2005 we owned, leased or managed 25 locations in Ohio, 21 in Florida, 16 in Pennsylvania, ten in Virginia, three in Maryland, two in Tennessee and one in New Jersey.

          The following table provides information by state as of June 30, 2005 regarding the skilled nursing, assisted living and independent living facilities we owned, leased and managed.

					Managed
	Owned Facilities(1)		Leased Facilities		Facilities		Total

State	Facilities	Beds(2)	Facilities	Beds	Facilities	Beds	Facilities	Beds(2)

Ohio	18	1,204	—	—	7	772	25	1,976
Florida	16	1,920	5	639	—	—	21	2,559
Pennsylvania	14	1,304	1	121	1	120	16	1,545
Virginia	—	—	10	1,156	—	—	10	1,156
Maryland	3	207	—	—	—	—	3	207
Tennessee	—	—	2	254	—	—	2	254
New Jersey	—	—	1	100	—	—	1	100

Total	51	4,635	19	2,270	8	892	78	7,797

(1)	Includes eight facilities pursuant to an off-balance sheet financing arrangement. See “Description of Certain Indebtedness” for a more detailed description of this off-balance sheet financing arrangement.

(2)	Includes 23 licensed beds not currently in service.
          We believe that our physical properties are well maintained and are in a suitable condition for conducting our business.
Management Contract
          With respect to the eight managed properties contained in the table, we have entered into separate management contracts with Health Care Industries Company that govern our management of each of the properties. In exchange for providing all of the day-to-day operational management and financial services to each facility, we receive a management fee of 4.0% of net revenue plus the pass through of payroll costs associated with our employees who serve as the administrator of each facility. Each of the management contracts will expire at the end of June 2006, unless they are otherwise renewed.
Environmental Matters
          Our operations are subject to a variety of environmental laws and regulations relating to emissions to air, discharges to water, handling, treatment, and storage and disposal of regulated materials. In particular, our healthcare operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. We are in material compliance with environmental requirements and management does not believe that we will be required to expend any material amounts in order to comply with these laws and regulations or that compliance will materially affect our capital expenditures, results of operations or financial condition. Management is also not aware of any pending or threatened claim, investigation or enforcement action relating to environmental requirements or any instance of contamination that, if determined adversely, would materially affect our capital expenditures, results of operations or financial condition. However, there can be no guarantee that changes in environmental requirements or their enforcement, or discovery of currently unknown conditions will not result in material costs in the future.
Legal Proceedings
          We are involved in litigation and proceedings in the ordinary course of our business. Except as discussed below, we do not believe that the outcome of any of the matters in which we are currently involved, individually or in the aggregate, could have a material adverse effect upon our business, financial condition or results of operations.
          In August 2004, we filed suit against TIG Indemnity Company and TIG Premier Insurance Company in the United States District Court for the Western District of Pennsylvania, seeking to enforce the terms of an oral settlement agreement relating to the workers’ compensation liabilities of Tandem Health Care for the period of March 31, 2001 to March 31, 2002, in various states where TIG insured those liabilities subject to a deductible. Alternatively, we have asserted a damage claim against TIG for excessive losses for that period caused by TIG’s failure to appropriately manage the workers compensation claims. TIG has counterclaimed, seeking recovery of amounts allegedly due under the policies. TIG is seeking recovery of an amount in excess of $2.0 million, also noting that such amount may increase depending on additional loss development experience on the policies. At the suggestion of the Court, the parties have begun a 120 day period of mutual discovery, following which a mediation will occur before a United States Magistrate Judge. With discovery only just beginning, the action is in too early a stage to give any prognosis as to outcome or liability to Tandem, if any.
          In March 2005, we were notified that a civil Qui Tam action, which we refer to as the Claim, had been filed against one of our facilities. The Claim alleges violation of state statutes by our facility related to certain state mandated minimum staffing requirements that took effect on January 1, 2003. The court documents relative to this Claim are under seal. The attorney general for the state in which the Claim was filed is conducting an investigation of the allegations in the Claim. An amended Claim was filed that seeks to add other Tandem facilities, but no court action has been taken on the amended Claim pending the completion of the attorney general’s investigation. The plaintiff has alleged damages of at least $2.5 million and, based on the trebling provision of the state’s statutes, has made a request for relief of approximately $7.5 million plus fines, penalties, interest, fees and costs. We intend to contest and vigorously defend against the Claim. Due to the nature of the proceedings to date, management is unable to determine the impact, if any, that the resolution of the Claim will have on its financial position or results of operations. No accruals for damages related to the Claim were recorded as of June 30, 2005; however, there can be no assurances that the ultimate resolution of this Claim will not have a material adverse impact on our financial position or results of operation.

MANAGEMENT
Executive Officers and Directors

Name	Age	Position

Lawrence R. Deering	48	Chairman and Chief Executive Officer
Joseph D. Conte	49	Chief Operating Officer, President and Director
Eugene R. Curcio	55	Chief Financial Officer and Treasurer
Rosemary L. Corsetti	52	Vice President, General Counsel and Secretary
Carla G. Naegele	50	Vice President of Marketing and Network Development
Charlotte M. Albano	56	Vice President of Clinical and Regulatory Compliance
Jo Anne Annichiarico	55	Vice President of Human Resources
Robert W. Gluskin	58	Director
Marie Meisenbach Graul	50	Director
Philip Hertik	54	Director
William M. Matthes	45	Director
Mark P. Visser	35	Director
John J. Whitman	52	Director
Other Key Employees

Name	Age	Position

Joseph A. Alesantrino	39	Vice President and Corporate Controller
Leo S. Eisenberg	50	Division President, Mobile Medical Group Division
Jeffrey K. Jellerson	44	Division President, Heritage Division
Logan Sexton	54	Division President, Landmark Division
Jeffrey L. Woodside	42	Division President, CoastalMed Pharmacy
Executive Officers and Directors
          Lawrence R. Deering has served as our Chairman and Chief Executive Officer since our inception. Prior to co-founding Tandem in April 1997, Mr. Deering was the Executive Vice President and Chief Operating Officer for Mariner Health Group, Inc. from 1994 to 1997. Prior to Mariner, Mr. Deering was the co-founder, President and Chief Executive Officer of Legend Medical Services, Inc., a long-term care company, which was acquired by Mariner Health Group in July 1994. Prior to Legend, Mr. Deering was the Senior Vice President and Chief Operating Officer for Meritcare, Inc., a long-term care company. Prior to Meritcare, Mr. Deering held various positions with Summit Care Corporation, a long-term care company from 1980 to 1985. Mr. Deering received his Bachelor of Arts degree and his MPA degree in Health Services Administration from California State University, Dominguez Hills.
          Joseph D. Conte has served as our Chief Operating Officer, President and a board member since our inception. Prior to co-founding Tandem in April 1997, Mr. Conte served as the President of Mariner Health Florida, a division of Mariner Health Group, Inc. from November 1994 to April 1997. Prior to Mariner, Mr. Conte was a Senior Vice President and corporate officer for Integrated Health Services, Inc. Mr. Conte received his Bachelor of Arts degree from Florida Atlantic University and his MPA degree from the American University in Washington, D.C.

          Eugene R. Curcio became our Chief Financial Officer and Treasurer, in March 1999. Prior to joining Tandem, Mr. Curcio was Senior Vice President — Finance and Chief Financial Officer for IntegraMed America, Inc., from April 1998 to March 1999. Prior to joining IntegraMed, Mr. Curcio was a senior healthcare consultant with Superior Consultant Company, Inc. from July 1997 to April 1998. Previously, Mr. Curcio spent 18 years with Central Connecticut Health Alliance and one of its affiliates, New Britain General Hospital. Mr. Curcio received his Bachelor of Arts degree from Bucknell University and his MBA from the University of Pittsburgh. He was a CPA and a Fellow in the Health Care Financial Management Association.
          Rosemary L. Corsetti became our Vice President, General Counsel and Secretary in 2001, but has been involved with Tandem since its inception, serving as its outside counsel from April 1997 to 2001. Prior to joining Tandem, Ms. Corsetti was Vice Chairman of the Healthcare Law Group at the law firm of Buchanan Ingersoll PC and remains a shareholder in the firm. Ms. Corsetti received her Bachelor of Arts degree, with highest honors, from Seton Hill College and her Juris Doctor degree from the University of Pittsburgh School of Law.
          Carla G. Naegele has served as our Vice President of Marketing and Network Development since July 1, 1998. Ms. Naegele received a Bachelor of Science degree from University of North Carolina at Chapel Hill, and her Associate Degree in Nursing from Southeastern Community College.
          Charlotte M. Albano has served as our Vice President of Clinical and Regulatory Compliance since January 2000. From May 1998 to January 2000, Ms. Albano served as our Vice President of Operations. Ms. Albano is a registered nurse and a licensed nursing home administrator in three states. Ms. Albano received a Bachelor of Science degree from Empire State College.
          Jo Anne Annichiarico has served as our Vice President of Human Resources since November 1, 1999. From September 1996 to October 1999, Ms. Annichiarico was a Regional Director of Human Resources for Mariner Post-Acute Network, Inc. Prior to Mariner, Ms. Annichiarico was Divisional Human Resources Director for Continental Medical Systems from October 1988 to July 1995. Ms. Annichiarico received an Associates degree from the City College of New York.
          Robert W. Gluskin has served on the Board since November 2003. Mr. Gluskin is the principal of Gluskin Investment Partners and has been since July 2002. From April 2001 to July 2002 he was Chief Operating Officer of Mercy Ships International, an international charity operating hospital ships. Mr. Gluskin has had extensive experience in the healthcare packaging sector where he served as President and Chief Executive Officer of Rexam Healthcare Packaging Group from November 1993 to July 2000. Mr. Gluskin holds a Bachelor of Science degree in Chemical Engineering from Case Western Reserve University and an MBA from Harvard Business School.
          Marie Meisenbach Graul has served on the Board since March 2005. Since July 2004, Ms. Graul has been the President of MG Group. Ms. Graul was the Vice President and Chief Financial Officer of Smartsignal Corp. from January 2004 to July 2004. Prior to Smartsignal, Ms. Graul was the Chief Financial Officer of Patron Systems, Inc. from December 2002 to June 2003. Prior to Patron Systems, Inc. Ms. Graul was the Chief Financial Officer for NTE, Inc. from November 1999 to July 2002. Ms. Graul received a Bachelor of Arts degree from Michigan State University and an MBA from the University of Oklahoma.
          Philip Hertik has served on the Board since March 2005. Since September 2000, Mr. Hertik has been the Founder, Chairman and Chief Executive Officer of Windsor Health Group, Inc., which owns and operates a managed healthcare plan and a specialty managed care company. Mr. Hertik was formerly the Chairman and Chief Executive Officer of Coventry Health Care, Inc. Mr. Hertik is a Certified Public Accountant and holds a Master’s degree in accounting from the State University of New York at Binghamton and a Bachelor of Arts degree in economics from the State University of New York at Oneonta.
          William M. Matthes has served on the Board since February 2002. Mr. Matthes joined Behrman Capital in April 1996, and has been a Managing Partner since January 1999. Previously he was Chief

Operating Officer of Holsted Marketing, Inc. a direct marketing company from 1994 to 1996. Prior to that, Mr. Matthes spent six years at Brentwood Associates, a private equity firm, where he was a General Partner. Mr. Matthes currently serves as a member of the Board of Directors of The Management Network Group, Inc. In 1986 Mr. Matthes graduated with an MBA from Harvard Business School where he was both a Baker Scholar and a Loeb Rhoades Fellow. He has an AB in Economics from Stanford University where he graduated with honors and distinction.
          Mark P. Visser has served on the Board since March 1998. Mr. Visser joined Behrman Capital in January 1994, and has been a partner since December 2002. Prior to that he worked in Merrill Lynch & Co., Inc.’s Investment Banking Group, where he performed valuation, credit and competitive analysis for leveraged buyouts and other corporate finance transactions. Mr. Visser graduated summa cum laude from Rensselaer Polytechnic Institute in 1992 with a Bachelor of Science degree in Engineering Physics.
          John J. Whitman has served on the Board since March 1998. Mr. Whitman is currently the President and Chief Executive Officer of The Whitman Group II, Executive Director of The TRECS Institute and Executive Director of The Geriatric Research & Training Center. From 2000 to 2002, Mr. Whitman was the Senior Director of ZA Consulting. Prior to that time, Mr. Whitman was the Chairman and Chief Executive Officer of The Whitman Group, a consulting firm serving the senior care industry. Mr. Whitman received his Bachelor of Science degree in Business Administration from West Chester State University and his MBA from the Wharton Graduate School of the University of Pennsylvania.

Other Key Employees
          Joseph A. Alesantrino has served as our Vice President and Corporate Controller since October 2002. Mr. Alesantrino served as our Corporate Controller from August 2001 to October 2002, as our Financial Reporting Director from November 1999 to August 2001 and as a Financial Analyst from June 1999 to November 1999. Mr. Alesantrino received a Bachelor of Science degree from Indiana University of Pennsylvania and an MBA, with a concentration in Information Technology, from Robert Morris University.
          Leo S. Eisenberg has served as the Division President of our Mobile Medical Group Division since January 1, 2005. For 23 years, Mr. Eisenberg was the President of MMG, prior to its acquisition by Tandem on December 31, 2004. Mr. Eisenberg received a Bachelor of Science degree from Arizona State University.
          Jeffrey K. Jellerson has served as the Division President of our Heritage Division since August 2001. From June 1996 to August 2001 Mr. Jellerson was the Executive Vice President and Chief Operating Officer of Hubbard Health Care, LLC. Mr. Jellerson received a Bachelor of Arts degree from Old Dominion University and is currently a licensed nursing home operator in three states.
          Logan Sexton has served as the Division President of our Landmark Division since February 2002. From October 2001 to February 2002 Mr. Sexton was a Regional Director of Operations for Kindred Healthcare, Inc. Prior to Kindred Healthcare, Mr. Sexton was a Regional Director of Operations for HCR/ ManorCare from January 2000 to October 2001. Mr. Sexton received a Bachelor of Science degree from Cleveland State University.
          Jeffrey L. Woodside has served as the Division President of CoastalMed Pharmacy, our pharmacy division, since June 1, 2004. From February 1997 to May 2004, Mr. Woodside was a Pharmacy Manager and an Account Manager with Omnicare, Inc. Mr. Woodside received a Bachelor of Science degree from the University of Pittsburgh School of Pharmacy.
Composition of our Board of Directors
          Our board of directors consists of eight members — Lawrence R. Deering, Joseph D. Conte, Mark P. Visser, William M. Matthes, John J. Whitman, Robert W. Gluskin, Marie Meisenbach Graul

and Philip Hertik. Our board of directors has determined that Ms. Graul and Messrs. Whitman, Gluskin, Hertik, Matthes and Visser are “independent” as defined by applicable Nasdaq rules.
          Our directors are elected at each annual meeting of our shareholders and serve until their successors are elected or appointed, unless they resign or are removed earlier. Our by-laws provide that the number of directors shall not exceed nine members. The election of our directors is governed by a shareholders’ agreement that we entered into with the holders of our common stock and all classes of convertible preferred stock. Our founders, Lawrence R. Deering and Joseph D. Conte, have designated each other for election to our board of directors. Behrman Capital II L.P. has designated William M. Matthes and Mark P. Visser for election to our board of directors, and has also designated as outside directors with the approval of our founders, Robert W. Gluskin, Marie Meisenbach Graul, John J. Whitman and Philip Hertik for election to our board of directors. Upon the closing of this offering, the shareholders’ agreement will terminate and none of our shareholders will have any special rights regarding the election or designation of any members to our board of directors.
          Upon the filing of our amended and restated articles of incorporation and the closing of this offering, our board of directors will be divided into three classes, each containing as nearly as possible an equal number of directors. The terms of Messrs. Gluskin and Whitman expire in 2006, the terms of Messrs. Conte, Hertik and Visser expire in 2007 and the terms of Messrs. Deering and Matthes and Ms. Graul expire in 2008. A classified board of directors may have the effect of deterring or delaying any attempt by any person or group to obtain control of us by a proxy content since such third party would be required to have its nominees elected at two separate annual meetings of the board of directors in order to elect a majority of the members of the board.
          There are no family relationships among any of our directors or executive officers.
Committees of the Board of Directors
          Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which have the composition and responsibilities described below as of the completion of this offering.

Audit Committee
          Our audit committee consists of Messrs. Hertik and Gluskin and Ms. Graul, each of whom is a non-employee member of our board of directors. Ms. Graul is the Chairperson of the audit committee. Our board of directors has determined that each member of the audit committee satisfies the requirements for membership established by Nasdaq and the Securities and Exchange Commission, or SEC. Our board of directors has determined that Ms. Graul qualifies as an “audit committee financial expert” within the definition of that term set forth in the regulations under the Securities Act. The audit committee is responsible for, among other things:

•	Selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	Evaluating the qualifications, performance and independence of our independent auditors;

•	Monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	Reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	Establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters; and

•	Preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee
          Our compensation committee consists of Messrs. Visser, Matthes and Whitman, each of whom is a non-employee member of our board of directors. Mr. Whitman is the Chairman of the compensation committee. Our board of directors has determined that each member of the compensation committee satisfies the requirements for membership established by Nasdaq and the SEC. The compensation committee is responsible for, among other things:

•	Reviewing and recommending to our board of directors, with respect to our chief executive officer and other executive officers:

•	annual base salary,

•	annual incentive bonus, including the specific goals and amount,

•	equity compensation,

•	employment agreements, severance arrangements and change in control agreements/provisions, and

•	any other benefits, compensation or arrangements;

•	Evaluating and recommending to the board compensation plans, policies and programs for our chief executive officer and other executive officers;

•	Preparing the compensation committee report that the SEC requires in our annual proxy statement; and

•	Acting as the administrator of our 2005 Stock and Incentive Plan (and other equity based incentive plans as may be established from time to time).

Nominating and Corporate Governance Committee
          Our nominating and corporate governance committee consists of Messrs. Gluskin, Visser and Whitman, each of whom is a non-employee member of our board of directors. Mr. Gluskin is the Chairman of the nominating and corporate governance committee. Our board of directors has determined that each member of the nominating and corporate governance committee satisfies the requirements for membership established by Nasdaq and the SEC. The nominating and corporate governance committee is responsible for, among other things:

•	establishing standards for serving on our board of directors;

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board; and

•	considering and making recommendations to our board regarding board size and composition, committee composition and structure and procedures affecting directors.
Compensation Committee Interlocks and Insider Participation
          No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Director Compensation
          Non-employee directors, other than Messrs. Matthes and Visser who have not been compensated to date, are compensated by means of an annual cash retainer of $25,000 payable quarterly, in advance. We generally have four regular Board meetings per year. We also reimburse each of our non-employee directors for reasonable travel expenses in connection with attendance at board and committee meetings, as well as their attendance at industry seminars.

          In March of 2005 we granted options to purchase 20,000 shares of common stock at an exercise price of $1.80 per share to Mr. Hertik, and in May of 2005 we granted options to purchase 20,000 shares of common stock at an exercise price of $1.80 per share to Ms. Graul. In September of 2003 we granted options to purchase 20,000 shares of common stock at an exercise price of $1.00 per share to Mr. Gluskin, and options to purchase 10,000 shares of common stock at an exercise price of $1.00 per share to Mr. Whitman. We also granted to Mr. Whitman options to purchase 10,000 shares of common stock at an exercise price of $1.00 per share in March of 2002, 8,000 shares of common stock at an exercise price of $1.00 per share in May of 2001, 5,000 shares of common stock at an exercise price of $1.60 per share in February of 2000, and 7,000 shares of common stock at an exercise price of $0.40 per share in July of 1998. Each of these options vest over 4 years at a rate of 25% upon each anniversary of the vesting commencement date.
          In the future, we intend to compensate our non-employee directors in an amount consistent with amounts paid by comparable public companies.
Code of Conduct and Ethics
          Our board of directors adopted, and will implement upon the consummation of this offering, a code of ethics applicable to all of our senior financial officers and directors in accordance with applicable rules and regulations of the SEC and Nasdaq. We have previously adopted a corporate compliance plan and code of ethics applicable to all of our officers, directors and employees. Upon completion of this offering, our corporate compliance plan and code of ethics, and code of ethics for senior financial officers will be available on our website which can be found at www.tandemhealthcare.com. The information contained on our website does not constitute a part of this prospectus.
Executive Compensation
          The following table sets forth information concerning the compensation earned by our chief executive officer and the four additional most highly compensated executive officers for the year ended December 31, 2004.

				Long-Term
	Annual Compensation			Compensation Awards

				Securities
			Other Annual	Underlying	All Other
Name and Principal Position	Salary	Bonus(1)	Compensation(2)	Options/SARs (#)	Compensation(3)

Lawrence R. Deering	$343,440	$171,794	$2,692	—	$45
Chairman and Chief Executive Officer
Joseph D. Conte	$309,095	$154,777	$4,981	—	$447
Chief Operating Officer and President
Eugene R. Curcio	$240,408	$120,381	$2,662	—	$521
Chief Financial Officer and Treasurer
Rosemary L. Corsetti	$224,640	$112,486	—	20,000	$478
Vice President, General Counsel and Secretary
Carla G. Naegele	$153,261	$28,000	—	7,500	—
Vice President of Marketing and Network Development

(1)	We generally pay bonuses in the fiscal year following the fiscal year in which they were earned. Bonus amounts presented were earned in fiscal 2004 and were paid in fiscal 2005.

(2)	Amounts shown represent the tax payment related to an automobile allowance which each executive received from us. The amounts do not include the value of perquisites and other personal benefits because they do not exceed the lesser of $50,000 or 10% of any such officer’s total annual salary and bonus.

(3)	Represents the payment of life insurance premiums.

Stock Option Grants in Last Fiscal Year
          The following table sets forth individual grants of stock options made during fiscal 2004 to each executive officer named in the Summary Compensation Table. All options were granted at the fair market value of our common stock, as determined by our board of directors on the date of grant.
          These options were granted under our 1998 Stock Option and Restricted Stock Purchase Plan, as amended. The options vest over a four-year period, at a rate of 25% upon each anniversary of their vesting commencement date. See “Management — Stock Option Plans — 1998 Stock Option and Restricted Stock Purchase Plan” for a further description of certain terms relating to these options.
          The amounts shown in the table as potential realizable value represent hypothetical gains that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules based on an assumed initial public offering price of $           per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), and do not represent our estimate or projection of the future stock price. Potential realizable values are net of exercise price.
Stock Options Granted in 2004

Potential
Realizable Value
at Assumed
Annual Rates of
	Number of		Percent of			Stock Price
	Securities		Total Options			Appreciation for
	Underlying		Granted to	Exercise		Option Term(3)
	Option/SARs		Employees in	Price Per	Expiration
Name	Granted (#)		2004(1)	Share(2)	Date	5%	10%

Lawrence R. Deering	—		—	—	—	—	—
Joseph D. Conte	—		—	—	—	—	—
Eugene R. Curcio	—		—	—	—	—	—
Rosemary L. Corsetti	20,000	(4)	7.89%	$1.00	8/18/2014	$—	$—
Carla G. Naegele	7,500	(4)	2.96%	$1.00	2/26/2014	$—	$—

(1)	The figures representing percentages of total options granted to employees in 2004 are based on a total of 253,000 shares of common stock underlying options granted to our employees during 2004.

(2)	The exercise price of each stock option granted was equal to the fair market value of our common stock as determined by our board of directors on the date of grant. The exercise price must be paid in cash or bank draft or by using such consideration as our compensation committee may permit.

(3)	The amounts shown in the table above as potential realizable value represent hypothetical gains that could be achieved.

(4)	The stock options vest in equal annual amounts for a period of four years from the grant date.

Aggregated Option Exercises in 2004 and December 31, 2004 Option Values
          The following table provides information regarding the exercise of stock options during the fiscal year ended December 31, 2004, by the executive officers named in the Summary Compensation Table, and the value of securities underlying options held by our named executive officers at December 31, 2004.

				Number of Securities			Value of Unexercised
				Underlying Unexercised			In-the-Money
				Options/SARs at			Options/SARs at
				Fiscal Year End (#)			Fiscal Year End(3)
	Shares Acquired		Value
Name	on Exercise(1)		Realized(2)	Exercisable	Unexercisable		Exercisable	Unexercisable

Lawrence R. Deering	242,103	(4)(5)	$334,708	346,725	41,817	(6)	$—	$—
Joseph D. Conte	—		—	669,389	41,817	(6)	$—	$—
Eugene R. Curcio(7)	—		—	212,500	87,500		$—	$—
Rosemary L. Corsetti(8)	—		—	133,750	31,250		$—	$—
Carla G. Naegele	—		—	46,875	10,625		$—	$—

(1)	Represents shares acquired upon the exercise of options, a portion of which were immediately transferred into a trust for estate planning purposes.

(2)	Amount reflects appreciated value of common stock underlying exercised options. Because there was no public trading market for our common stock, the value of the underlying common stock was based on a third party appraisal, which valued our common stock at such time at $1.80 per share.

(3)	Amounts presented are based on the assumed initial public offering price of $ per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus) minus the exercise price, multiplied by the number of shares underlying the option, without taking into account any taxes that might be payable in connection with such exercise.

(4)	Does not include 80,561 shares of common stock held by Mr. Deering upon the exercise of options on April 26, 2005.

(5)	Simultaneously upon the exercise of these options, Mr. Deering transferred 135,983 shares of our common stock into the Lawrence R. Deering Grantor Retained Annuity Trust for estate planning purposes.

(6)	Upon the consummation of this offering all unvested options held by Mr. Deering and Mr. Conte will automatically accelerate and fully vest.

(7)	Does not include an option for 50,000 shares of our common stock granted to Mr. Curcio on May 4, 2005 at an exercise price of $1.80 per share, which will vest ratably over a four-year period beginning on the last business day of the fiscal quarter in which the first anniversary of the date of grant occurs.

(8)	Does not include an option for 10,000 shares of our common stock granted to Ms. Corsetti on May 4, 2005 at an exercise price of $1.80 per share, which will vest ratably over a four-year period beginning on the last business day of the fiscal quarter in which the first anniversary of the date of grant occurs.
Stock Option Plans

1998 Stock Option and Restricted Stock Purchase Plan
          We have a stock plan known as the 1998 Stock Option and Restricted Stock Purchase Plan, which we refer to as the 1998 Plan, under which we have reserved for issuance 2,045,000 shares of common stock. Of this amount, 2,001,500 shares of common stock available for issuance are outstanding as of June 30, 2005, no options have been exercised, and 43,500 shares remain available for awards. The 1998 Plan provides for grants of incentive stock options and nonqualified stock options to our employees and directors. The compensation committee of our board of directors administers and interprets the 1998 Plan.
          The exercise price of common stock underlying a non-qualified stock option may be greater, less than or equal to fair market value. However, the exercise price of an incentive stock option must be equal to or greater than the fair market value of a share of common stock on the date such incentive stock option is granted, and the exercise price of an incentive stock option granted to an employee who owns more than 10% of the common stock may not be less than 110% of the fair market value of the underlying shares of common stock on the date of grant.
          Following the  -for-  reverse stock split, the aggregate number of shares which may be issued under the 1998 Plan and the total number of shares remaining subject to purchase under the outstanding options will be changed in proportion to such change in issued shares. The option exercise price per share will also be adjusted accordingly.
          The maximum term of an incentive stock option is 10 years from the date of grant except that the term of an incentive stock option granted to an employee who owns more than 10% of the combined voting power of all classes of capital stock that have voting rights may not exceed five years from the date of grant. The compensation committee may accelerate the exercisability of any or all outstanding options in the event of a dissolution, liquidation or change in control.
          The option agreements entered into under the 1998 Plan provide that if an option holder is terminated for cause or terminates his or her employment for any reason, the option holder may exercise his or her options within 30 days of termination to the extent the options are exercisable. If the option holder is terminated by us other than for cause, or the options can be exercised within three months of termination to the extent the options are exercisable. Upon the death or permanent disability of an option holder, the options can be exercised within one year of such event to the extent the options are exercisable.
          Under the stock option agreements entered into under the 1998 Plan, if after this offering more than 80% of our common stock outstanding at any time is transferred in a single transaction or series of related transactions to a holder or group of related holders other than the holders of our common stock immediately after this offering, then all options granted become immediately exercisable whether or not they have vested. Under the stock option agreements entered into under the 1998 Plan, generally with respect to each of our option grants, 25% of the options vested on the first anniversary of the date of grant, 25% more on the second anniversary, 25% on the third anniversary and the remaining 25% on the fourth anniversary. Additionally, we have recently entered into stock option agreements under the 1998 Plan where the option is granted only after the employee has been employed for at least one year, and when granted, 25% of the option vests immediately, with an additional 25% vesting on each of the first, second and third anniversaries of the grant date.

2005 Stock and Incentive Plan
          We intend to adopt, and present to our shareholders for approval prior to completion of this offering, a new incentive compensation plan known as the 2005 Stock and Incentive Plan in connection with the consummation of this offering. The 2005 Stock and Incentive Plan will permit the issuance of up to                      shares of our common stock upon exercise of awards. As of the date of this prospectus, no awards have been granted under our 2005 Stock and Incentive Plan. The following is a description of the material features and provisions of our 2005 Stock and Incentive Plan.

Awards
          Under the 2005 Stock and Incentive Plan, we may grant incentive stock options, non-qualified stock options, performance awards, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based awards. Each incentive stock option will expire within 10 years of the original grant date, unless the grantee owns more than 10% of our stock, in which case the incentive stock option will expire within five years of the original grant date. Other awards may be granted for such time periods as determined by the administrator of the plan. Options may not have exercise prices less than the fair market value at the time of grant. If the grantee owns more than 10% of our stock, incentive stock options may not have an exercise price less than 110% of the fair market value at the time of grant.
          If a grantee’s employment is terminated, whether for cause or without cause, for any reason except death, permanent disability or retirement, any award held by the grantee will be automatically forfeited and canceled, and any option held by the grantee will expire on the earlier of the date the option would have expired if the grantee had continued in such employment, or within 30 days after the date of termination. If a grantee’s employment is terminated by reason of death or permanent disability, any award then held by the grantee will be immediately accelerated and become fully vested, exercisable and payable and any option shall become fully vested and exercisable, and shall expire on the earlier of the date the option would have expired if the grantee had continued in such employment, or one year after the date of death or permanent disability. If a grantee’s employment is terminated by reason of retirement, any award then held by the grantee will be immediately accelerated and become fully vested, exercisable and payable and any option shall become fully vested and exercisable, and shall expire on the earlier of the date the option would have expired if the grantee had continued in such employment, or 30 days after the date of retirement.
          Performance share awards, restricted stock awards, restricted unit awards and stock unit awards shall contain such vesting criteria, restrictions and other terms and conditions as are set forth in the written agreement evidencing such award. Notwithstanding the satisfaction of any performance goals set forth in such award, at the discretion of the administrator of the plan, the number of shares granted, issued or retained under such award may be reduced based on other considerations.

Administration
          The 2005 Stock and Incentive Plan will be administered by the compensation committee appointed by the board of directors to administer the plan. The administrator will have the authority to determine the fair market value of the common stock for the purposes of making an award, select the eligible persons to whom awards may be granted, grant the awards, determine the number of shares to be covered by each award, offer to buy out for cash or shares a granted option or stock appreciation right and determine the form, terms and conditions of any agreement by which any award is made. The administrator may also determine whether any award will be paid in cash rather than stock, whether and to what extent payment of an award may be deferred, whether under certain circumstances to reduce the exercise price of an award and the restrictions applicable to any stock or unit grants or purchase rights. The 2005 Stock and Incentive Plan will expire in 2015.

Eligibility
          Under the terms of the 2005 Stock and Incentive Plan, all awards, except incentive stock options may be granted to employees, officers, non-employee directors and consultants of ours or our subsidiaries. Incentive stock options may be granted only to our employees.

Adjustments
          If a stock split, reverse stock split, stock dividend, combination, reclassification or other change in corporate structure affecting the number of issued shares of our common stock occurs, then the administrator of the plan can make equitable adjustments to the terms of the awards granted under the 2005 Stock and Incentive Plan. In particular, the administrator can make an equitable adjustment in the number of shares authorized by the plan, the number of shares covered by outstanding awards under the plan and the exercise prices of outstanding awards. The adjustments must be performed in such a way that any incentive stock options granted under the plan will continue to qualify as incentive stock options. The board of directors can amend or terminate this plan any time, although certain amendments require stockholder approval and an amendment or termination cannot adversely affect any rights under an outstanding grant without the grantee’s consent.

Change in Control
          Except as may otherwise be provided in the applicable agreement, upon the occurrence of a change in control, all outstanding options, awards and stock appreciation rights under the 2005 Stock and Incentive Plan accelerate, vest and become fully exercisable or payable. However, the administrator may, in its discretion upon a change of control, cancel any or all outstanding awards in consideration for payment equal to the portion of the consideration that would have been payable to such holder pursuant to such transaction if such award had been fully vested and exercisable, and had been fully exercised, immediately prior to such transaction, less the exercise price, if any, that would have been payable.
Employee Stock Purchase Plan
          Our board of directors intends to adopt a new employee stock purchase plan to present to our shareholders for approval prior to the completion of this offering. If adopted, our Employee Stock Purchase Plan will provide our employees with an opportunity to purchase our common stock through accumulated payroll deductions and at a discount from fair market value. The total number of shares of common stock with respect to which purchases may be made under the Employee Stock Purchase Plan will be                      shares, which amount shall be adjusted in accordance with the terms of the Employee Stock Purchase Plan. The Employee Stock Purchase Plan will be administered by our compensation committee.
          Eligible employees may purchase up to a maximum fair market value of $25,000 for all purchases ending within the same calendar year under this plan. Our employees will be eligible to participate in the plan as of the first day of the month corresponding with or next following their completion of                     , provided they do not own 5% or more of our voting stock. The initial offering period under the plan will commence on the date that the registration statement with respect to this offering is declared effective by the Securities and Exchange Commission, and will end on or about December 31, 2005. We intend to have new offering periods commence every three months after the ending date of the initial period. The purchase price per share for our common stock under the Employee Stock Purchase Plan will be equal to the lower of 85% of the fair market value of our common stock on the first or last day of each purchase period. Employees may end their participation under the Employee Stock Purchase Plan at any time prior to the exercise date of any one purchase period and, generally, such participation will be automatically terminated on termination of employment. In the event we are the surviving corporation in a merger, reorganization or other business combination, the right to purchase shares issued under the Employee Stock Purchase Plan will be assumed. A dissolution, liquidation, merger or consolidation in which we are not the surviving entity will cause each purchase right then outstanding to terminate. Generally, our board of directors will have the power to amend, modify or terminate the Employee Stock Purchase Plan at any time, provided the rights of plan participants are not impaired. The Employee Stock Purchase Plan will terminate in 2015 unless earlier terminated by our board of directors.
401(k) Plan
          We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month corresponding with or next following their completion of 1,000 hours of service and participants are able to defer up to 15% of their eligible compensation subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. The 401(k) plan allows for matching contributions to be made by us as well as a discretionary profit sharing component for eligible employees following one year of service. Employees become vested in any matching and profit sharing contributions after completing three years of service under the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.
Employment Agreements
          We have entered into employment agreements with four of our named executive officers, that include substantially the terms described below.

          Lawrence R. Deering. Pursuant to an employment agreement effective March 25, 1998, we have been employing Lawrence R. Deering as our Chairman and Chief Executive Officer. The original term of employment ended March 31, 2003, but we have been automatically extending the term for additional one-year periods unless we or Mr. Deering give notice to the other party at least six months prior to the then-current term. Under the agreement, Mr. Deering receives an annual base salary of $250,000, subject to increases upon an annual review by our board of directors, with bonus compensation in amounts up to 50% of his base salary, based upon achievement of performance goals established by our board of directors.
          Joseph D. Conte. Pursuant to an employment agreement effective March 25, 1998, we have been employing Joseph D. Conte as our Chief Operating Officer and President. The original term of employment ended March 31, 2003, but we have been automatically extending the term for additional one-year periods unless we or Mr. Conte give notice to the other party at least six months prior to the then-current term. Under the agreement, Mr. Conte receives an annual base salary of $225,000, subject to increases upon an annual review by our board of directors, with bonus compensation in amounts up to 50% of his base salary, based upon achievement of performance goals established by our board of directors.
          Eugene R. Curcio. Pursuant to an employment agreement effective March 29, 2003, we are employing Eugene R. Curcio as our Chief Financial Officer and Treasurer for a term ending March 29, 2008, and thereafter will be automatically extended for additional one-year periods. Unless we or Mr. Curcio give notice to the other party at least six months prior to the then-current term, this agreement will continue to automatically renew. Under the agreement, Mr. Curcio receives an annual base salary of $231,500, subject to increases upon an annual review by our board of directors, with bonus compensation in amounts up to 50% of his base salary, based upon achievement of performance goals established by our board of directors.
          Rosemary L. Corsetti. Pursuant to an employment agreement effective July 1, 2003, we are employing Rosemary L. Corsetti as our Vice President, General Counsel and Secretary for a term ending June 30, 2008, and thereafter will be automatically extended for additional one-year periods unless we or Ms. Corsetti gives notice to the other party at least six months prior to the then-current term. Under the agreement, Ms. Corsetti receives an annual base salary of $216,320, subject to increases upon an annual review by our board of directors, with bonus compensation in amounts up to 50% of her base salary, based upon achievement of performance goals established by our board of directors.
          In addition to the above terms, the employment agreements for Messrs. Deering, Conte and Curcio, and Ms. Corsetti may be terminated by us at any time with or without “cause” (as defined therein), or by the executive with or without “good reason” (as defined therein). The agreements will also be terminated upon the death, disability or retirement of the executive. Depending on the reason for the termination and when it occurs, the executive will be entitled to certain severance benefits. If Messrs. Deering, Conte and Curcio, and Ms. Corsetti are terminated without cause or if they terminate their employment for good reason, they will be eligible to receive a continuation of their existing salary and benefits for a period of 12 months. If we terminate the employment of Messrs. Deering, Conte and Curcio, and Ms. Corsetti for any reason, other than for cause, or if they terminate their employment for good reason within 12 months following a change in control (as defined therein), we are obligated to pay them an amount equal to their salary and benefits for a period of 24 months.
          Additionally, each of the employment agreements include a covenant not to disclose confidential information or compete with us, and not to solicit our customers or recruit our employees for a period of two years (one year if termination is without cause or good reason).

RELATED PARTY TRANSACTIONS
          Some of our shareholders, certain of whom are affiliated with our directors, have registration rights to register shares of our common stock under the Securities Act. They may request that we register their shares of common stock with the SEC, and, if all conditions under our registration rights agreement are met, we must register their shares. We would be required to bear certain expenses related to those registrations. For a more detailed description, see “Description of Capital Stock — Registration Rights.”
          We entered into a shareholders agreement with certain of our shareholders in March 1998 and our remaining shareholders became a party to this shareholders agreement simultaneously with their ownership of our capital stock. Under this agreement, our shareholders agreed to elect to our board of directors up to five nominees designated by Behrman Capital II L.P., two nominees designated by our founders, and up to four independent directors nominated by Behrman Capital II L.P. and approved by our founders, provided that for each independent director so appointed, Behrman Capital II L.P.’s right to designate a director decreased by one. The agreement included certain transfer restrictions regarding our common stock, rights of first refusal regarding sales of our common stock, and preemptive rights. The shareholders agreement terminates upon the completion of this offering.
          On March 25, 1998, we entered into a financial advisor fee letter agreement with Behrman Brothers Management Corp. whereby Behrman Brothers Management Corp. agreed to provide us with financial advisory services in connection with certain of our transactions, for a fee of 2.0% of the aggregate transaction value. In 2002, 2003, 2004 and for the six months ended June 30, 2005, we incurred financial advisor fees to Behrman Brothers Management Corp. of $0.8 million, $0.2 million, $1.2 million and $1.6 million, respectively and all such fees have been paid. The fees incurred in 2004 and 2005 resulted from the MMG and Lighthouse, and Diakon acquisitions, respectively. William M. Matthes, a member of our board of directors and our compensation committee, is a shareholder of Behrman Brothers Management Corp.
          On December 28, 2004, we entered into a Securities Purchase Agreement with Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P. for the purchase and sale of 1,587,302 shares of Series G convertible preferred stock and 4,761,904 shares of Series H redeemable preferred stock.
          On December 31, 2004, in connection with the consummation of our acquisition of the assets of MMG and Lighthouse, we issued promissory notes, in aggregate principal amount of approximately $8.5 million and $1.7 million, for a portion of the purchase price, each bearing interest at a rate of 8.0%. As of August 1, 2005, approximately $8.5 million and $1.7 million, respectively, remain outstanding under these promissory notes, and upon the consummation of this offering, the then outstanding principal amount and all accrued interest shall become immediately due and payable, other than up to $4.0 million of such indebtedness which will be placed into escrow until the earlier of December 31, 2007 or the resolution of any indemnity claim in connection with the MMG and Lighthouse acquisition. Leo S. Eisenberg, the President of our Mobile Medical Group Division, is a shareholder of MMG. MMG is a limited partner of Lighthouse. As a result of these relationships, Mr. Eisenberg is entitled to receive approximately $3.6 million and $180,625, respectively of the outstanding aggregate principal amount outstanding under these promissory notes.
          On April 26, 2005, we entered into a Securities Purchase Agreement with Behrman Capital II L.P., Strategic Entrepreneur Fund II, L.P. and Robert W. Gluskin, a member of our board of directors, and our audit, and nominating and corporate governance committees, for the purchase and sale of 3,497,023 shares of Series G convertible preferred stock and 2,098,215 shares of Series H redeemable preferred stock.
          On March 3, 2005 we granted an option to purchase 20,000 shares of common stock at an exercise price of $1.80 per share to Philip Hertik, a non-employee member of our board of directors and a member of our audit committee. On May 4, 2005 we granted an option to purchase 20,000 shares of common stock at an exercise price of $1.80 per share to Marie Meisenbach Graul, a non-employee member of our board of directors and the chairperson of our audit committee. The options granted to

Mr. Hertik will vest ratably over a four-year period beginning on the first anniversary of the date of grant, and the options granted to Ms. Graul will vest ratably over a four-year period beginning on the last business day of the fiscal quarter in which the first anniversary of the date of grant occurs. The options granted to each director were made in consideration of their acceptance to serve as a member of our board of directors and in consideration for services to be rendered to us.
          On August 24, 2005, we entered into a financial advisor agreement with Behrman Brothers Management Corp., whereby Behrman Brothers Management Corp. agreed to provide us with financial advisory services in connection with certain of our transactions, for a fee of 2.0% of the aggregate transaction value. This financial advisor agreement, which terminates upon the consummation of this offering, supersedes and terminates the financial advisor fee letter with Behrman Brothers Management Corp. dated March 25, 1998. In connection with the consummation of this offering, we are required to pay Behrman Brothers Management Corp. a termination fee of 2.0% of the aggregate gross offering proceeds (including all proceeds with respect to the underwriters’ exercise of the overallotment option, if any) amounting to $2.5 million, plus an additional $375,000 payment if the overallotment option is exercised in full based on the proposed maximum aggregate offering price. William M. Matthes, a member of our board of directors and our compensation committee, is a shareholder of Behrman Brothers Management Corp.
          Mr. Hertik, a member of our board of directors and our audit committee, is a limited partner in Strategic Entrepreneur Fund II, L.P., which is one of our shareholders and an affiliate of Behrman Capital II L.P., our majority shareholder. Mr. Hertik owns approximately 1.4% of the limited partnership interests in Strategic Entrepreneur Fund II, L.P.
          Rosemary L. Corsetti, our Vice President, General Counsel and Secretary, is a shareholder with the law firm of Buchanan Ingersoll PC. During fiscal 2004 Buchanan Ingersoll provided various legal services to us and was paid approximately $1.4 million for those services.

PRINCIPAL AND SELLING SHAREHOLDERS
          The following table sets forth information regarding the beneficial ownership of our common stock by:

•	our named executive officers and directors;

•	all directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5% of any class of our outstanding shares.
          A person has beneficial ownership of shares if he or she has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by SEC rules to beneficially own shares underlying options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus. The shares listed in the table below under “Number” include shares issuable upon the exercise of options or warrants that are presently exercisable or which will become exercisable within 60 days of the date of this prospectus.
          As of June 30, 2005, there were                      shares of our common stock outstanding, assuming the conversion of all shares of our convertible preferred stock into our common stock. To calculate a shareholder’s percentage of beneficial ownership, we must include in the numerator and denominator those shares underlying options that the shareholder is considered to beneficially own. Shares underlying options held by other shareholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our shareholders may differ.

Shares of Common Stock
	Beneficially Owned Prior to			Shares of Common Stock
	Offering			Beneficially Owned After Offering

Fully Diluted
Ownership
						Fully Diluted	Percentage with Full
						Ownership	Exercise of
Name of Beneficial Owner(a)	Number	Total	Percent	Number	Percent	Percentage(b)	Overallotment Option

Executive Officers and Directors
Lawrence R. Deering(c)
Joseph D. Conte(d)
Eugene R. Curcio(e)
Rosemary L. Corsetti(f)
Carla G. Naegele(g)
Charlotte Albano(h)
Jo Anne Annichiarico(i)
Mark P. Visser(j)
William M. Matthes(k)
John J. Whitman(l)
Robert W. Gluskin(m)
Philip Hertik(n)
Marie Meisenbach Graul
All Executive Officers and Directors as a group (10 persons)
Five Percent Holders
Behrman Capital II L.P.(o)

*	Percentage of shares of common stock beneficially owned does not exceed one percent.

(a)	Unless otherwise indicated, the address of each beneficial owner listed in the table above is c/o Tandem Health Care, Inc., 800 Concourse Parkway South, Suite 200, Maitland, FL 32751.
footnotes continued on following page

(b)	Beneficial ownership of common stock after this offering: (1) assumes that all shares of common stock being offered in this offering will be sold, excluding the underwriters’ overallotment option, (2) assumes that all outstanding shares of convertible preferred stock will be automatically converted into shares of common stock upon the closing of this offering, and (3) excludes shares of common stock that may be purchased in this offering by officers or directors in the directed share program.

(c)	Includes shares of common stock issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the date of this prospectus. Consists of shares of common stock held by the Lawrence R. Deering Grantor Retained Annuity Trust, of which Mr. Deering serves as trustee.

(d)	Includes shares of common stock issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the date of this prospectus.

(e)	Includes shares of common stock issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the date of this prospectus.

(f)	Includes shares of common stock issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the date of this prospectus.

(g)	Includes shares of common stock issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the date of this prospectus.

(h)	Includes shares of common stock issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the date of this prospectus.

(i)	Includes shares of common stock issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the date of this prospectus.

(j)	Consists of shares of common stock held of record by Behrman Capital II L.P. Excludes shares of common stock held of record by Strategic Entrepreneur Fund II, L.P. and shares of common stock held of record by Glen A. Tobias. Mr. Tobias is a senior advisor to Behrman Capital II L.P. Mr. Visser holds a limited liability company interest in Behrman Capital Employees Growth Investors, LLC, with a membership interest of approximately 10.2%. Behrman Capital Employees Growth Investors, LLC is a limited partner in Strategic Entrepreneur Fund II, L.P. with a limited partnership interest of approximately 9.2%. Mr. Visser disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in Behrman Capital II L.P., Strategic Entrepreneur Fund II, L.P. and Behrman Capital Employees Growth Investors, LLC. Mr. Visser is a member of Behrman Brothers LLC, the general partner of Behrman Capital II L.P.

(k)	Consists of shares of common stock held of record by Behrman Capital II L.P. Excludes shares of common stock held of record by Strategic Entrepreneur Fund, II, L.P. and shares of common stock held of record by Glen A. Tobias. Mr. Tobias is a senior advisor to Behrman Capital II L.P. Mr. Matthes disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P. Mr. Matthes is a managing member of Behrman Brothers LLC, the general partner of Behrman Capital II L.P.

(l)	Includes shares of common stock issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the date of this prospectus.

(m)	Mr. Gluskin is an operating partner of Behrman Capital III L.P., a private equity fund where Behrman Brothers LLC also serves as the general partner. Includes shares of common stock issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the date of this prospectus.

(n)	Strategic Entrepreneur Fund II, L.P., which holds shares of our common stock, is a co-investment fund which typically makes investments alongside Behrman Capital II L.P. Philip Hertik is a limited partner in Strategic Entrepreneur Fund II, L.P., with a limited partnership interest of approximately 1.4%. Mr. Hertik disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in Strategic Entrepreneur Fund II, L.P.

(o)	The general partner of Behrman Capital II L.P. is Behrman Brothers LLC. According to information provided by the shareholder, Behrman Capital II L.P. has delegated its dispositive powers with respect to the shares to Behrman Brothers LLC. The members of Behrman Brothers LLC, including Mark P. Visser (a special member) and William M. Matthes (a managing member), share voting and investment power with respect to the shares. Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P. have granted the underwriters the right to purchase up to shares of common stock to cover overallotments. The address for Behrman Capital II L.P. is 126 East 56th Street, 27th Floor, New York, NY 10022.

DESCRIPTION OF CAPITAL STOCK
General
          As of June 30, 2005, our authorized capital stock consists of                      shares of common stock, $0.00008 par value,                      shares of redeemable preferred stock, $0.01 par value, and                      shares of convertible preferred stock, $0.01 par value. As of June 30, 2005, we had three record holders of our common stock and four record holders of our convertible preferred stock. Upon the closing of this offering, pursuant to our amended and restated articles of incorporation, all of our outstanding shares of convertible preferred stock will automatically convert into shares of common stock. Upon the closing of this offering, after giving effect to the      -for-     reverse stock split, the redemption of all of our outstanding redeemable preferred stock, and the automatic conversion of all of our outstanding convertible preferred stock into common stock, we will have                      shares of common stock and no shares of convertible or redeemable preferred stock outstanding.
          The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our articles of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Pennsylvania Business Corporation Law of 1988, which is referred to as the BCL.
Common Stock
          Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors, and do not have cumulative voting rights. Holders of common stock and, if any holders of shares of preferred stock are entitled to vote, vote together as a single class on all matters presented to the shareholders for their vote or approval, except as may be required by Pennsylvania law.
          Removal of Directors. Directors elected by the common shareholders may be removed only for cause by the affirmative vote of the holders of shares of our capital stock representing the majority of the votes entitled to be cast at a meeting of the shareholders to elect directors.
          Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.
          Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
          Conversion Redemption and Preemptive Rights. Holders of our common stock have no preemptive conversion or other subscription rights and there are no redemption or sinking funds provisions applicable to our common stock.
          Assessment. All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.
Preferred Stock
          A total of                     ,000,000 shares of undesignated preferred stock are authorized, none of which is outstanding. Our board of directors has the authority, without further action by the shareholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of our company.
Registration Rights
          After the consummation of this offering, the holders of approximately                      shares of our common stock held by our founders, certain shareholders who had held various classes of convertible preferred stock that were converted into our common stock and certain holders of warrants exercisable for shares of our common stock, will be entitled to register these shares of common stock under the Securities Act. Under the terms of our registration rights agreement entered into between us and these holders, the holders of registrable securities (treating for the purpose of such computation the holders of our convertible preferred stock as the holders of common stock then issuable upon conversion of the convertible preferred stock) constituting at least a majority of the total shares of registrable securities may request that we register all or any portion of the shares held by such requesting holder or holders. These rights are subject to a limit of two registrations in any 12 month period. In such an event, all remaining holders of these rights (excluding holders of shares not previously converted from preferred stock) are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their registrable shares in the registration as well.
          Additionally, holders of our common stock have the right, upon request by a holder or holders of our common stock, to require us to file a registration statement covering their registrable securities on Form S-3 or any other applicable form, provided we are then eligible to use such form. The holders of registrable securities have also been provided piggyback registration rights which apply when we register our common stock (except pursuant to a registration on Form S-4, S-8 or other form not available for registering restricted stock for sale to the public). We will pay all expenses, including fees of one counsel selected by holders of registrable securities, incurred by us in connection with the registration of securities, except for underwriting discounts and selling commissions applicable to the sale of common stock, which will be paid by the sellers of common stock participating in such registration.
          Our registration rights agreement also provides that, as it relates to any piggyback registration rights afforded to our founders and former owners of our convertible preferred stock, the number of shares included by any shareholder in an underwritten public offering may be reduced if and to the extent the managing underwriter in the offering is of the opinion the inclusion of the selling shareholder shares would adversely affect the marketing of the securities sold by us. Subject to certain exceptions, these reductions in offered shares must first be applied to selling shareholders other than the former owners of our convertible preferred stock, common stock owned by our founders or common stock owned by Health Care REIT, Inc., which we refer to as HCRI, upon exercise of a warrant, and then on a pro rata basis for any of the former holders of our convertible preferred stock, founders holding our common stock and HCRI upon exercise of a warrant for common stock.
          This registration rights agreement also provides that in connection with our initial public offering, each shareholder agrees not to sell or otherwise dispose of any securities without the prior written consent of us or the underwriters for a period of up to 90 days following effectiveness of the registration statement. Upon the consummation of this offering, all registration rights of any of our shareholders will have either been waived or complied with.
          Additionally, holders of warrants to purchase shares of our common stock are entitled to require us to register those shares of common stock under the Securities Act. Under the terms of our registration rights agreement entered into between us and the James B. Renacci Trust — 1998, which we refer to as the Renacci Trust, the Renacci Trust is entitled to piggyback registration rights requiring us to register all or any portion of the shares of common stock held by the holder upon exercise of the warrant, subject to limitations that the underwriters may impose on the number of shares included in the registration. Registrable securities that the warrant holder does not request be included pursuant to the registration rights shall be withheld from the market for a period, not to exceed 12 months following a public offering, that the managing underwriter reasonably determines to be necessary.
          Smith/ Packett Med-Com, Inc., which we refer to as Smith/Packett, which holds a warrant currently exercisable for                      shares of our common stock, is also entitled to piggyback registration rights requiring us to register all or any portion of the shares of common stock held by the holder upon exercise of the warrant, subject to limitations that the underwriters may impose on the number of shares to be included in the registration. In the event that the underwriters impose such restrictions, the shares of common stock requested to be included by Smith/ Packett shall be excluded from such registration prior to any such shares of common stock requested to be included in such registration by Behrman Capital II L.P., Strategic Entrepreneur Fund II, L.P. and HCRI.
          Under the terms of a registration rights agreement entered into between HCRI and us, HCRI is entitled to certain piggyback and S-3 registration rights, requiring us to register all or any portion of the shares of common stock issuable upon exercise of the warrant, subject to any underwriter cutbacks. HCRI may request a demand registration, when we are eligible to use Form S-3 to register securities with a market value of not less than $250,000. These registration rights terminate when all shares of common stock are permitted to be sold pursuant to Rule 144 of the Securities Act in any three month period. The registration rights agreement also provides that HCRI may not sell or request the registration of their shares of common stock prior to the expiration of the 180 day period following the consummation of this offering.
Anti-Takeover Effects of Provisions of our Articles of Incorporation and By-laws and Pennsylvania Law
          Some provisions of the BCL and our articles of incorporation and by-laws contain provisions that could make the following transactions more difficult: (1) acquisition of us by means of a tender offer; (2) acquisition of us by means of a proxy contest or otherwise; or (3) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids.
          Undesignated Preferred Stock. Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
          Shareholder Meetings. Our by-laws provide that a special meeting of shareholders may be called only by our President, our Chief Executive Officer or by a resolution adopted by a majority of the members of our board of directors.
          Requirements for Advance Notification of Shareholder Nominations and Proposals. Our by-laws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.
          Elimination of Shareholder Action by Written Consent. Our articles of incorporation eliminate the right of shareholders to act by written consent without a meeting.
          Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our shareholders. Once elected, directors may be removed only for cause and only by the affirmative vote of a majority of our outstanding common stock. For more information on the classified board, see the section entitled “Management — Composition of our Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for shareholders to replace a majority of the directors.
          Pennsylvania Anti-Takeover Statute. We are subject to Subchapters 25E and 25F of the BCL. Subchapter 25E of the BCL requires that a person who acquires 20% or more of the voting power of a target corporation pay, in cash, the “fair value” of the shares of other shareholders who object to the acquisition transaction and make a demand on the acquiring person for “fair value.” Subchapter 25F of the BCL, which applies to business combination transactions, such as mergers and consolidations between a corporation and 20% or more shareholder, requires that such a transaction must be approved by either the corporation’s board of directors or its shareholders, and in some cases may not be consummated for at least five years. Subchapter 25F does allow the corporation’s board of directors to “opt out” of these provisions on a case by case basis.
          The provisions of the BCL and our articles of incorporation and by-laws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.
Indemnification of Directors and Officers
          Our amended and restated articles of incorporation and by-laws provide that our former and current directors and officers and directors and officers of other entities who are or were serving at our request will be, and, at the discretion of the board of directors, non-officer employees and agents may be, indemnified by us, to the extent authorized by Pennsylvania law, against all expenses and liabilities incurred in connection with such service for or on behalf of us, and further permits the advancing of expenses incurred in defense of claims.
Limitation of Liability
          As permitted by the BCL, our by-laws provide that directors will not be personally liable, as such, for monetary damages for any action taken unless the director has breached or failed to perform the duties of a director under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation of personal liability does not apply to any responsibility or liability pursuant to any criminal statute, or any liability for the payment of taxes pursuant to federal, state or local law. The by-laws also include provisions for indemnification of our directors and officers to the fullest extent permitted by the BCL. If the BCL is amended after our shareholders have approved the amended and restated articles of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Pennsylvania law, as amended.
          We maintain directors and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under our by-laws.
Listing
          We expect our common stock will be quoted on the Nasdaq National Market, subject to official notice of issuance under the symbol “TAND.”

Warrants
          There are three outstanding warrants to purchase                      shares of our common stock, all of which are vested and exercisable.
          The Renacci Trust holds a warrant exercisable for                      shares of our common stock at an exercise price of $           per share. The warrant is subject to adjustment in connection with any stock splits, combinations, subdivision or reclassifications. In the event that the holder desires to sell, transfer or assign any of the shares of common stock issuable upon exercise of this warrant (subject to certain exceptions), Tandem has a right of first refusal to purchase such shares of common stock, for a period of not less than 30 days after receipt of a written notice describing such proposed transaction from the holder.
          HCRI holds a warrant exercisable for                      shares of our common stock at an exercise price of $           per share. The holder has the right, in connection with this offering, to exercise a put right for the warrant or all or any portion of the shares of common stock issuable upon exercise of the warrant, requiring us to repurchase all such shares at the per share price in this offering, minus the exercise price. The warrant is subject to adjustment in connection with any stock splits, combinations, subdivision or reclassifications. HCRI may not sell or request the registration of their shares of common stock prior to the expiration of the 180 day period following the consummation of this offering. On September 8, 2005 we entered into an agreement and first amendment to master lease, a warrant and a registration rights agreement with HCRI which terminated in its entirety the original warrant agreement between HCRI and us. We entered into this transaction in order to settle a dispute regarding the number of shares of common stock exercisable pursuant to the original warrant agreement, and we made a one time payment of $0.5 million and issued HCRI a new warrant exercisable for                      shares of our common stock, which is described above.
          Smith/ Packett holds a warrant exercisable for                      shares of our common stock at an exercise price of $           per share. The warrant is subject to adjustment in connection with any stock splits, combinations, subdivision or reclassifications.
Transfer Agent
          The transfer agent for our common stock is Wachovia Bank, N.A.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Our New Credit Facility
          Immediately prior to or concurrently with this offering we intend to enter into a new $150.0 million credit facility, consisting of a $100.0 million term loan and a $50.0 million revolver. We anticipate that our revolver will be undrawn at the closing of this offering. Under our new credit facility, we will be the borrower, and certain of our domestic subsidiaries will act as guarantors. If we enter into this new credit facility, we will use a portion of the available proceeds for the repayment of certain indebtedness and for general corporate purposes, including working capital. The credit facility will contain various financial and negative covenants that we must adhere to, as well as other customary terms and conditions.
Our New Senior Subordinated Notes
          Concurrently with this offering, we intend to issue $150.0 million aggregate principal amount of senior subordinated notes. The concurrent senior subordinated notes offering is not being registered under the Securities Act of 1933, as amended, and the senior subordinated notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.
          Our payment obligations under the senior subordinated notes are expected to be guaranteed by certain of our domestic subsidiaries.
          The indenture pursuant to which the senior subordinated notes will be issued will contain covenants that, among other things, limit our and the subsidiary guarantors’ ability to:

•	incur additional indebtedness, including guarantees;

•	make investments and certain other restricted payments;

•	enter into transactions with affiliates;

•	impose restrictions on the ability of our restricted subsidiaries to make certain payments to us and our other restricted subsidiaries;

•	create liens;

•	consummate certain asset sales; and

•	consolidate, merge or sell all or substantially all of our consolidated assets.
          We will have the option to redeem the senior subordinated notes at any time at specified redemption prices on or after the  anniversary date of the completion of the senior subordinated notes offering. Upon a change of control, we will be required to make an offer to purchase the senior subordinated notes at a purchase price equal to 101% of their principal amount, plus accrued interest.
          This offering is not contingent upon the consummation of the senior subordinated notes offering. The actual terms of the senior subordinated notes to be issued by us may differ from the terms described above so long as the differences, taken as a whole, are not materially adverse to our shareholders.
Existing Indebtedness or Leases
          After the consummation of the Transaction, we will have certain indebtedness and leases which will remain outstanding, including the following:
          Off-Balance Sheet Financing Arrangement. We currently own eight long-term healthcare facilities in Ohio pursuant to an operating lease arrangement with SELCO Service Corporation, which we refer to as SELCO. While SELCO leases the long-term healthcare facilities to one of our wholly-owned subsidiaries pursuant to a master lease agreement dated December 30, 2004, we are a guarantor under the lease, and the lease is treated as a secured financing arrangement. The master lease contains certain financial covenants, including a coverage ratio measured on a trailing twelve months basis, as well as other terms and conditions that we must comply with. As a result, we are treated as the owner of each long-term healthcare facility under the master lease and are entitled to all tax benefits ordinarily available to an owner. During the term of the master lease, which is set to expire on December 30, 2009, we possess an irrevocable option to purchase all eight long-term healthcare facilities at a price that approximates fair value. We are also obligated to purchase all eight of the long-term healthcare facilities upon the expiration of the master lease, if SELCO has not successfully marketed the long-term healthcare facilities to third parties.
          Interest Rate Swap Agreement. In May 2003, we entered into an interest rate swap with respect to a notional amount of approximately $30.0 million, amortizing by $50,000 each month, by which we agreed to pay interest on such amount to KeyBank National Association at a fixed rate of 7.47% per annum and KeyBank National Association agreed to pay us interest on such amount at a floating one-month LIBOR rate plus 3.0% per annum on the same amount. This effectively swapped our floating interest rate obligation with respect to that amount for a fixed interest rate obligation for that amount. We have the option to terminate the swap on any business day, subject to the appropriate party paying a fair market value termination amount.
          Health Care REIT Master Lease. We lease five facilities in Florida and one in Pennsylvania from HCRI, pursuant to a master lease agreement. The initial term of the master lease terminates in April 2011, but we have the sole option to exercise a renewal option to extend the term for an additional 13 year period. We also have a purchase option which permits us to purchase all six facilities at any time during the term of the master lease, including the renewal term. The master lease agreement contains certain financial covenants which we, and our wholly-owned subsidiaries who are a party to the master lease agreement, must comply with. These financial covenants provide, among other things, that we must maintain for each fiscal quarter a (i) coverage ratio of 1.1 to 1.0, (ii) a current ratio of 1.1 to 1.0, and (iii) positive net worth. On September 8, 2005, we entered into an agreement and first amendment to master lease with HCRI, which among other things, changed the coverage ratio for the fiscal quarter ending September 30, 2005 through the fiscal quarter ending September 30, 2006 from 1.1 to 1.0 to 1.0 to 1.0. Additionally, we are also subject to certain negative covenants which provide that we cannot, without the consent of HCRI which consent shall not be unreasonably withheld, (i) incur any indebtedness, (ii) create any liens upon the leased property, or (iii) make a guarantee. Since the initial term of the master lease we have been in default of certain of these covenants, some of which have been waived by HCRI.
          HCP Virginia Master Lease. In April 2004 we, through certain of our wholly-owned subsidiaries, entered into a master lease agreement for nine facilities, located in Virginia, with HCP Virginia, Inc. HCP Virginia had purchased these facilities from Smith-Packett Med-Com, Inc., our joint venture partner for these facilities from 1999 until 2004. The master lease provides for an initial five year term ending in March 2009, with three automatic five year renewal options, unless the lease agreement is otherwise terminated in accordance with its terms. Pursuant to this master lease, during the initial term we have purchase options for two of these facilities and HCP of Virginia has the option of including one additional facility in the purchase option, and an option to purchase all nine facilities following expiration of the first renewal term. Additionally, we possess a right of first offer during the term of the master lease, in the event HCP Virginia decides to sell any or all of the facilities. All obligations under the lease are guaranteed by us.
          Housing and Urban Development Indebtedness. Through a wholly-owned subsidiary, we lease a facility located in Virginia from Lafayette Villa Health Investors, LLC. The facility is subject to a mortgage financing insured by the U.S. Department of Housing and Urban Development, known as HUD. We have exercised a purchase option on this facility at a purchase price of approximately $8.5 million. This transaction is subject to HUD’s approval. If HUD approves the transaction, we will become the owner of the facility and will assume the existing obligations of the current owner. We are currently a party to a lessee security agreement pursuant to which we grant a security interest in certain of our assets as security for the HUD financing, and we will continue to be a party to such security agreement regardless of whether HUD’s approval of this transaction is granted.

SHARES ELIGIBLE FOR FUTURE SALE
          Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect our stock price.
Sales of Restricted Shares
          Upon the closing of this offering, we will have outstanding an aggregate of approximately                      shares of common stock. Of these shares,                      shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, or security holders subject to the lock-up agreements described in “Underwriting.” All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144, including Rule 144(k) or Rule 701, each of which is discussed below.
          All of our officers and directors, the selling shareholders and certain of our securityholders are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus, with certain limited exceptions. For additional information, see “Underwriting.”
          As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering and assuming the underwriters’ overallotment option is not exercised) that will be available for sale in the public market are as follows:

Number of Shares
Eligible for Sale	Comment

shares that are not subject to lock-up will be eligible for sale under Rule 144(k) upon effectiveness.
shares that are not subject to lock-up will be eligible for sale under Rule 144 and Rule 701, beginning 90 days after the date of this prospectus.
shares that will be eligible for sale, subject to applicable volume limitations, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus pursuant to Rule 144, Rule 144(k) or Rule 701.
shares that are subject to vested options will be eligible for sale pursuant to registration on Form S-8.
shares that are held for less than one year and will not be eligible for sale in compliance with Rule 144 until such one year holding period has been met.

Rule 144
          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or group of persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year (including, in some instances, the holding period of a prior owner if the prior owner was not an affiliate), would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.
          Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)
          A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates are not eligible to sell under Rule 144(k) and must always meet all of the requirements discussed under Rule 144 above, even after the applicable holding periods have been satisfied.

Rule 701
          Rule 701, as currently in effect, permits resales of shares of common stock in reliance upon Rule 144 but without compliance with certain restrictions. Any employee, officer, director or consultant who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. As of June 30, 2005, the holders of vested options exercisable for approximately                      shares of our common stock will be eligible to sell their shares pursuant to Rule 701 or pursuant to registration on Form S-8 upon the expiration of the 180-day lock-up period.
Stock Options
          Following the effectiveness of this offering, we will file a registration statement on Form S-8 registering shares of common stock subject to outstanding options previously issued upon the exercise of options and reserved for future issuance under our stock option plan. As of June 30, 2005, options to purchase a total of                      shares were outstanding and no shares have been issued upon the exercise of options. In addition, a total of                      shares and                      shares of common stock are reserved for future issuance under our 2005 Stock and Incentive Plan and Employee Stock Purchase Plan, respectively. Common stock issued upon exercise of outstanding vested options or issued under our Employee Stock Purchase Plan, other than common stock issued to affiliates, are available for immediate resale in the open market.
Warrants
          As of the date hereof, there were three warrants outstanding to purchase a total of up to                      shares of our common stock, at a weighted average exercise price of approximately $           per share.
Registration Rights
          Beginning 180 days after the date of this prospectus, holders of shares of common stock, and warrants exercisable for shares of common stock, will be entitled to certain demand and piggyback registration rights for sale in the public market. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, immediately upon the effectiveness of such registration.

MATERIAL UNITED STATES FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
          The following is a general discussion of the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder that purchases common stock in this offering. Except as provided below in the discussion of estate tax consequences, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity classified as a corporation for such purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person” for such purposes.
          An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income purposes as if they were United States citizens.
          This discussion does not consider:

•	United States state and local or non-United States tax consequences;

•	the United States federal income tax consequences for the shareholders or beneficiaries of a non-U.S. holder;

•	special United States federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, partnerships or other pass through entities, United States expatriates, broker-dealers, and traders in securities; or

•	special United States federal income tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.
          The following discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, referred to as the Code, applicable United States Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of Section 1221 of the Code. Each non-U.S. holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions
          If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against your tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the common stock (determined on a share by share basis) will be treated as a gain from a deemed sale or exchange of the common stock, the treatment of which is discussed below.
          We do not anticipate paying cash distributions on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay dividends on our common stock that are not effectively connected with the conduct of a United States trade or business of a non-U.S. holder, we generally will have to withhold a United States federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty if certain information reporting requirements are satisfied, from the dividend portion of the distributions paid to a non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
          Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, that are attributable to a permanent establishment in the United States, will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty. In the event that we pay a dividend that is effectively connected with a non-U.S. holder’s U.S. trade business and, if a tax treaty applies, is attributable to such holder’s U.S. permanent establishment, we will not have to withhold United States federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements.
          In order to claim the benefit of an applicable income tax treaty in respect of dividends, a non-U.S. holder will be required to satisfy applicable certification and other requirements.
          A non-U.S. holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the United States Internal Revenue Service.
Gain on Disposition of Common Stock
          A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

•	at any time during the five-year period ending on the date of a sale or other disposition of our stock (or, if shorter, the non-U.S. holder’s holding period), our company is classified as a “United States real property holding corporation” for United States federal income tax purposes.

          Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we have not in the past been, we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. Moreover, even if we are or were to become a “United States real property holding corporation,” the tax relating to stock in a United States real property holding corporation generally will not apply to a non-U.S. holder whose holdings, actual and constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “TAND.” Our common stock should therefore be considered to be regularly traded on an established securities market for any calendar quarter during which it is regularly quoted by brokers or dealers who hold themselves out to buy or sell our common stock at the quoted price.
Federal Estate Tax
          Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.
Information Reporting and Backup Withholding Tax
          Dividends paid to you may be subject to information reporting and a United States backup withholding tax (currently at a rate of 28%). If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.
          The gross proceeds from the disposition (including a redemption) of our common stock may be subject to information reporting and a backup withholding tax (currently at a rate 28%). If you sell your common stock outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-United States office of a broker that:

•	is a United States person;

•	is a foreign person that derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for United States federal income tax purposes; or

•	is a foreign partnership that at any time during its tax year either has:

•	one or more United States persons who are partners that, in the aggregate, hold more than 50% of the income or capital interests in the partnership; or

•	is engaged in the conduct of a United States trade or business.
          In such case, information reporting requirements will not apply to the payment of the proceeds of a disposition of our common stock if the broker receives a Form W-8BEN from the owner, signed under penalty of perjury, certifying such owner’s non-U.S. status or an exemption is otherwise established. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
          If you receive payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.
          You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the United States Internal Revenue Service.

UNDERWRITING
          Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
CIBC World Markets Corp.

Total

          Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased other than those shares covered by the overallotment option described below. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
          The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
          The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per	Without	With
	Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Tandem Health Care, Inc.	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$
          The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us.

Overallotment Option
          The selling shareholders have granted an option to the underwriters to purchase up to           additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
Reserved Shares
          At our request, the underwriters have reserved for sale, at the initial public offering price, up to           % of the shares of common stock offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
No Sales of Similar Securities
          We and the selling shareholders, our executive officers and directors and certain of our securityholders have agreed, with certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. Specifically, we and these other individuals have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Quotation on the Nasdaq National Market
          We have applied to have our common stock approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “TAND.” In order to meet the requirements for listing on the Nasdaq National Market, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the Nasdaq National Market.
          Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
          The underwriters do not expect to sell more than 5% of the shares being offered in this offering to accounts over which they exercise discretionary authority.
NASD Regulations
          Certain of the underwriters and their affiliates are members of the National Association of Securities Dealers, Inc., or the NASD, and may receive more than 10% of the net proceeds of the offering, not including underwriting discounts and commissions. Accordingly, this offering is being made pursuant to the provisions of Conduct Rule 2710(h) of the NASD. Those provisions require that the initial public offering price for our common stock be no higher than the price recommended by a “qualified independent underwriter,” which has participated in the preparation of the registration statement and which has performed its usual standard of due diligence in respect of the offering. CIBC World Markets Corp. has agreed to act as a qualified independent underwriter in respect of the offering. The initial public offering price of our common stock will not be higher than the price recommended by CIBC World Markets Corp. CIBC World Markets Corp. will not receive any additional compensation for acting in this capacity in connection with the offering. We have agreed to indemnify CIBC World Markets Corp. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.
Price Stabilization and Short Positions
          Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
          If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.
          The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters’ short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
          The underwriters may agree to allocate a limited number of shares for sale to their online brokerage customers. Internet distributions will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. An electronic prospectus will be made available on the Internet websites maintained by one or more of the underwriters. Other than the prospectus in electronic format, the information on the websites of such underwriters is not intended to be part of this prospectus.
Other Relationships
          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the administrative agent under certain of our existing credit facilities and is the holder of certain of our other existing indebtedness. In addition, affiliates of J.P. Morgan Securities Inc. are lenders under one of our other existing credit facilities. We intend to repay the amounts outstanding under these credit facilities and certain of our other existing indebtedness with a portion of the proceeds of the Transaction. See “Use of Proceeds.”

LEGAL MATTERS
          The validity of the common stock offered hereby and certain other legal matters will be passed upon for us by our counsel, Buchanan Ingersoll PC, Pittsburgh, Pennsylvania. As of the date of this prospectus, Rosemary L. Corsetti, our Vice President, General Counsel and Secretary and a shareholder of Buchanan Ingersoll PC holds stock options to purchase 175,000 shares of our common stock. Cahill Gordon & Reindel llp, New York, New York has acted as counsel for the underwriters in connection with this offering.
EXPERTS
          The consolidated financial statements of Tandem Health Care, Inc. and Subsidiaries at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
          The combined financial statements of The Mobile Medical Group, Inc. and Lighthouse Hospice Limited Partnership at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
          The combined financial statements of the 15 facilities at nine locations acquired by Tandem Health Care, Inc. from Diakon Lutheran Social Ministries as of April 30, 2005, December 31, 2004 and 2003 and for the four months ended April 30, 2005, and the years ended December 31, 2004 and 2003 and the related combined financial statement schedule, included elsewhere in the prospectus, have been audited by KPMG LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
          We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered in this prospectus. This prospectus omits certain information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Tandem Health Care and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.
          The registration statement, including the exhibits and schedules filed therewith, may be inspected free of charge at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates and from the SEC’s Internet site at http://www.sec.gov. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. We intend to list our common stock on the Nasdaq National Market. Reports, proxy statements and other information concerning Tandem Health Care can be inspected at the public reference facilities and internet site of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

TANDEM HEALTH CARE, INC.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2005 (unaudited) and December 31, 2003 and 2004	F-3
Consolidated Statements of Operations for the Six Months Ended June 30, 2005 and 2004 (unaudited) and for the Years Ended December 31, 2004, 2003 and 2002	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2005 (unaudited) and for the Years Ended December 31, 2004, 2003 and 2002	F-5
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2005 and 2004 (unaudited) and for the Years Ended December 31, 2004, 2003 and 2002	F-6
Notes to Consolidated Financial Statements	F-7

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Independent Auditor’s Report	F-41
Combined Balance Sheets as of April 30, 2005 and December 31, 2004 and 2003	F-42
Combined Statements of Operations and Changes in Net Assets for the Four Months Ended April 30, 2005 and the Years Ended December 31, 2004 and 2003	F-43
Combined Statements of Cash Flows for the Four Months Ended April 30, 2005 and the Years Ended December 31, 2004 and 2003	F-44
Notes to Combined Financial Statements	F-45
Schedule II — Valuation of Qualifying Accounts	F-60

THE MOBILE MEDICAL GROUP, INC. AND LIGHTHOUSE HOSPICE LIMITED PARTNERSHIP
Report of Independent Registered Public Accounting Firm	F-61
Combined Balance Sheets as of December 31, 2004 and 2003	F-62
Combined Statements of Income for the Years Ended December 31, 2004, 2003 and 2002	F-63
Combined Statements of Equity for the Years Ended December 31, 2004, 2003 and 2002	F-64
Combined Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002	F-65
Notes to Combined Financial Statements	F-66

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Tandem Health Care, Inc.
We have audited the accompanying consolidated balance sheets of Tandem Health Care, Inc. and Subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandem Health Care, Inc. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Certified Public Accountants
Tampa, Florida
April 30, 2005

Tandem Health Care, Inc. and Subsidiaries
Consolidated Balance Sheets

	June 30	December 31
	2005
	(Unaudited)	2004	2003

	(Dollars in Thousands)
ASSETS
Current assets:
Cash and cash equivalents	$3,653	$2,719	$8,083
Escrows	11,323	10,811	6,267
Assets limited as to use — resident accounts	1,038	1,097	975
Patient accounts receivable, net of allowances for doubtful accounts of $6,277, $4,820 and $6,828, respectively	73,170	43,967	46,774
Estimated third party payor receivables	3,600	1,246	1,501
Inventory	1,940	2,019	1,742
Prepaid expenses and other current assets	5,281	7,477	4,085
Deferred income taxes, net	3,695	7,519	—

Total current assets	103,700	76,855	69,427
Property and equipment, net	181,294	135,674	112,212
Escrows	423	343	500
Deposits on letters of credit	1,185	1,185	1,256
Lease and other deposits	8,129	8,362	8,886
Intangibles, net	6,731	5,702	3,934
Goodwill, net	117,925	77,048	19,979
Certificates of need, net	15,076	15,076	15,076
Other noncurrent assets	734	772	299

Total assets	$435,197	$321,017	$231,569

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$9,964	$7,590	$4,867
Short-term revolving credit facilities	23,267	10,500	15,167
Accounts payable and accrued expenses	41,172	33,711	32,570
Accrued payroll and benefits	19,980	16,984	15,502
Estimated third party payor settlements	3,245	3,528	1,956
Resident deposits	1,039	1,097	957

Total current liabilities	98,667	73,410	71,019
Deferred purchase obligations	—	—	2,321
Deferred income tax payable	4,174	3,922	—
Other long-term liabilities	12,595	10,375	10,204
Long-term debt, less current portion	242,283	177,942	121,543

Total liabilities	357,719	265,649	205,087
Minority interest	—	—	—
Redeemable preferred stock	76,095	67,629	50,884
Stockholders’ equity (deficit):
Warrants outstanding	—	—	—
Series A — 9% cumulative convertible preferred stock; each share of preferred stock convertible into one share of common stock at the option of the holder at any time; $.01 par value; 7,500,000 shares authorized, issued and outstanding	75	75	75
Series C — 9% cumulative convertible preferred stock; each share of preferred stock convertible into one share of common stock at the option of the holder at any time; $.01 par value; 2,600,000 shares authorized; 2,500,000 shares issued and outstanding	25	25	25
Series E — 9% cumulative convertible preferred stock; each share of preferred stock convertible into one share of common stock at the option of the holder at any time; $.01 par value; 2,100,667 shares authorized, 1,633,333 shares issued and outstanding	16	16	16
Series G — 9% cumulative convertible preferred stock; each share of preferred stock convertible into one share of common stock at the option of the holder at any time; $.01 par value; 5,084,325 shares authorized, issued and outstanding at June 30, 2005; 1,587,302 shares authorized, issued and outstanding at December 31, 2004; and 0 shares authorized, issued and outstanding at December 31, 2003	51	16	—
Common stock, $1 par value; no shares authorized, issued, or outstanding at June 30, 2005 and December 31, 2004 and 2003	—	—	—
Common stock, $.00008 par value; 25,000,000 shares authorized at June 30, 2005 and December 31, 2004 and 2003; 1,555,424 shares issued and outstanding at June 30, 2005; 1,474,863 shares issued and outstanding at December 31, 2004; 1,232,760 shares issued and outstanding at December 31, 2003	—	—	—
Additional paid-in capital	8,031	—	—
Unearned stock compensation	(2,280)	(2)	(6)
Accumulated other comprehensive loss	(790)	(755)	(2,083)
Retained deficit	(3,745)	(11,636)	(22,429)

Total stockholders’ equity (deficit)	1,383	(12,261)	(24,402)

Total liabilities, redeemable preferred stock and stockholders’ equity (deficit)	$435,197	$321,017	$231,569

See accompanying notes.

Tandem Health Care, Inc. and Subsidiaries
Consolidated Statements of Operations

	Six Months Ended June 30		Years Ended December 31

	2005	2004	2004	2003	2002

	(Unaudited) (Dollars in Thousands)
Revenue:
Inpatient services	$197,909	$174,134	$353,085	$325,191	$298,246
Rehabilitation therapy	24,979	2,140	4,299	1,051	345
Other revenue	24,493	11,574	22,326	6,311	498

Total revenue	247,381	187,848	379,710	332,553	299,089
Expenses:
Cost of operations	146,712	109,373	221,664	193,821	176,974
General and administrative	60,872	51,831	103,277	94,591	79,622
Provision for bad debts	3,011	3,394	7,968	10,129	2,510
Minority interest	—	—	—	—	109
Other expenses, net	—	—	—	—	2,139
Lease	9,651	9,534	20,555	21,921	19,098
Interest	7,984	4,333	8,482	8,908	8,910
Depreciation and amortization	6,969	5,058	10,430	10,468	7,835

Total expenses	235,199	183,523	372,376	339,838	297,197

Income (loss) before income taxes	12,182	4,325	7,334	(7,285)	1,892
Income tax provision (benefit)	4,291	1,661	(4,119)	4,200	658

Net income (loss)	$7,891	$2,664	$11,453	$(11,485)	$1,234

Net income (loss) available to common stockholders	$3,523	$(423)	$5,126	$(17,208)	$(3,461)

Basic earnings (loss) per share:
Net income (loss) available to common stockholders	$2.34	$(0.33)	$3.73	$(13.96)	$(2.81)

Diluted earnings (loss) per share:
Net income (loss) available to common stockholders	$0.25	$(0.33)	$0.47	$(13.96)	$(2.81)

Shares used in computing per share amounts:
Basic	1,504,239	1,272,667	1,374,317	1,232,760	1,232,760
Diluted	18,525,559	1,272,667	14,194,930	1,232,760	1,232,760
See accompanying notes.

Tandem Health Care, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

		Common							Accumulated
	Common	Stock	Series A	Series C	Series E	Series G	Additional	Unearned	Other
	Stock	$.00008	Preferred	Preferred	Preferred	Preferred	Paid-In	Stock	Comprehensive	Retained
	$1 par	par	Stock	Stock	Stock	Stock	Capital	Compensation	Loss	Deficit	Total

	(Dollars in thousands)
Balance, January 1, 2002	$1	$—	$75	$20	$5	$—	$2,381	$(18)	$(2,281)	$(8,411)	$(8,228)
Net income	—	—	—	—	—	—	—	—	—	1,234	1,234
Stock compensation expense	—	—	—	—	—	—	—	6	—	—	6
Undeclared dividend on redeemable preferred stock	—	—	—	—	—	—	(2,381)	—	—	(1,140)	(3,521)
Declared dividend on Series D	—	—	—	—	—	—	—	—	—	(70)	(70)
Cumulative effect of change in accounting for derivative financial instruments, net of $393 tax	—	—	—	—	—		—	—	(607)	—	(607)

Balance, December 31, 2002	1	—	75	20	5	—	—	(12)	(2,888)	(8,387)	(11,186)
Net loss	—	—	—	—	—	—	—	—	—	(11,485)	(11,485)
Change in fair market value of derivative financial instruments, net of $416 tax	—	—	—	—	—	—	—	—	805	—	805

Other comprehensive income	—	—	—	—	—	—	—	—	805	(11,485)	(10,680)
Series E preferred stock issuance	—	—	—	—	11	—	1,739	—	—	—	1,750
Stock compensation expense	—	—	—	—	—	—	—	6	—	—	6
Undeclared dividend on redeemable preferred stock	—	—	—	—	—	—	(1,735)	—	—	(2,557)	(4,292)
Recapitalization	(1)	—	—	5	—	—	(4)	—	—	—	—

Balance, December 31, 2003	—	—	75	25	16	—	—	(6)	(2,083)	(22,429)	(24,402)
Net income	—	—	—	—	—	—	—	—	—	11,453	11,453
Change in fair market value of derivative financial instruments, net of $639 tax	—	—	—	—	—	—	—	—	1,039	—	1,039
Amortization of OCI into income for NSB treasury lock	—	—	—	—	—	—	—	—	163	—	163
Change in fair market value of available-for-sale investments	—	—	—	—	—	—	—	—	(16)	—	(16)
Loss of hedge treatment of derivative financial instruments	—	—	—	—	—	—	—	—	142	—	142

Other comprehensive income	—	—	—	—	—	—	—	—	1,328	11,453	12,781
Common stock issuance	—	—	—	—	—	—	101	—	—	—	101
Series G preferred stock issuance	—	—	—	—	—	16	3,984	—	—	—	4,000
Undeclared dividend on redeemable preferred stock							(4,085)			(660)	(4,745)
Stock compensation expense	—	—	—	—	—	—	—	4	—	—	4

Balance, December 31, 2004	—	—	75	25	16	16	—	(2)	(755)	(11,636)	(12,261)
Net income	—	—	—	—	—	—	—	—	—	7,891	7,891
Change in fair market value of derivative financial instruments, net of $93 tax	—	—	—	—	—	—	—	—	(140)	—	(140)
Amortization of OCI into income for NSB treasury lock	—	—	—	—	—	—	—	—	92	—	92
Change in fair market value of available-for-sale investments	—	—	—	—	—	—	—	—	13	—	13

Other comprehensive income	—	—	—	—	—	—	—	—	(35)	7,891	7,856
Common stock issuance	—	—	—	—	—	—	34	—	—	—	34
Series G preferred stock issuance	—	—	—	—	—	35	8,778	—	—	—	8,813
Undeclared dividend on redeemable preferred stock	—	—	—	—	—	—	(3,177)	—	—	—	(3,177)
Unearned stock compensation	—	—	—	—	—	—	2,396	(2,278)	—	—	118

Balance, June 30, 2005 (unaudited)	$—	$—	$75	$25	$16	$51	$8,031	$(2,280)	$(790)	$(3,745)	$1,383

See accompanying notes.

Tandem Health Care, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Six Months Ended
	June 30		Years Ended December 31

	2005	2004	2004	2003	2002

	(Unaudited)(Dollars in thousands)
OPERATING ACTIVITIES
Net income (loss)	$7,891	$2,664	$11,453	$(11,485)	$1,234
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	6,969	5,058	10,430	10,468	7,835
Provision for bad debts	3,011	3,394	7,968	10,129	2,510
Accretion of deferred purchase option obligation	—	107	904	199	196
Gain (loss) on sale of fixed assets	—	(38)	146	(36)	(398)
Gain on extinguishment of debt	—	(850)	(850)	—	—
Loss on extinguishment of debt	—	—	686	—	—
Minority interest	—	—	—	(109)	109
Stock compensation expense	118	—	4	6	6
Change in:
Assets limited as to use — resident accounts	59	31	(122)	36	(28)
Patient accounts receivable	(32,214)	173	(5,161)	(11,850)	(3,506)
Estimated third party payor settlements	(2,637)	1,111	1,827	1,193	(362)
Inventory	79	75	(277)	(120)	(7)
Prepaid expenses and other current assets	2,262	(1,433)	(3,024)	(652)	(484)
Deferred income taxes	4,076	1,915	(3,597)	5,688	327
Accounts payable and accrued expenses	6,238	41	883	7,228	1,443
Other long-term liabilities	874	(615)	171	658	(832)
Accrued payroll and benefits	1,722	(116)	1,482	4,664	1,148
Resident deposits	(98)	(13)	140	(54)	28

Net cash (used in) provided by operating activities	(1,650)	11,504	23,063	15,963	9,219
INVESTING ACTIVITIES
Net purchase of property, equipment, and intangible assets — routine	(4,927)	(5,026)	(10,329)	(16,136)	(7,380)
Acquisitions of businesses	(84,770)	—	(79,833)	(20,194)	(29,294)
Proceeds from sale of property, equipment, and intangible assets	—	65	125	—	10,217
Change in escrows	(78)	(4,386)	(4,387)	4,454	(6,531)
Change in lease and other deposits	233	67	542	(1,836)	(231)
Change in other noncurrent assets	38	61	(473)	94	(393)

Net cash used in investing activities	(89,504)	(9,219)	(94,355)	(33,618)	(33,612)
FINANCING ACTIVITIES
Net change in revolving credit facilities	12,767	(955)	(4,667)	(1,527)	3,370
Deferred financing costs and deposits on letters of credit	(1,409)	(1,440)	(3,581)	(982)	(1,404)
Proceeds from issuance of long-term debt obligations	70,000	48,500	116,697	53,731	34,351
Repayments of long-term debt	(3,371)	(49,064)	(59,950)	(35,343)	(12,990)
Redemption of preferred stock	—	—	—	—	(82)
Net change in other comprehensive income	(35)	741	1,328	805	(607)
Net proceeds from issuance of common stock	34	101	101	—	—
Net proceeds from issuance of preferred stock	14,102	—	16,000	7,000	—

Net cash provided by (used in) financing activities	92,088	(2,117)	65,928	23,684	22,638

Net increase (decrease) in cash and cash equivalents	934	168	(5,364)	6,029	(1,755)
Cash and cash equivalents, beginning of period	2,719	8,083	8,083	2,054	3,809

Cash and cash equivalents, end of period	$3,653	$8,251	$2,719	$8,083	$2,054

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the period for:
Interest	$7,225	$4,052	$8,273	$8,901	$8,638
Income taxes	209	370	316	186	245
Noncash investing and financing activities:
Fair value of assets acquired through a capital lease	—	—	—	396	30,550
Capital lease obligation	—	—	—	(396)	(30,550)
Redemption of preferred stock and issuance of debt	—	—	—	—	1,904
See accompanying notes.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2004
(Information pertaining to the six months ended June 30, 2005 and 2004 is unaudited)
(Dollars in Thousands Except Per Share Amounts)
1.     The Company
          The Company is a provider of long-term healthcare services through our regionally concentrated networks of long-term healthcare facilities and our portfolio of ancillary services. As of June 30, 2005, we owned, leased or managed 78 skilled nursing, assisted living and independent living facilities consisting of approximately 7,800 licensed beds. We have focused our operations in selected states that have favorable operating characteristics, such as attractive demographic trends, stable reimbursement rates, adequate availability of labor and certain restrictions on the development of additional licensed bed capacity such as certificate of need laws or Medicaid restrictions on new bed capacity. We also provide ancillary services to long-term health care facilities in 12 states. These ancillary services, which both support our facility operations and are marketed to other healthcare providers, consist of rehabilitation therapy, institutional pharmacy, mobile diagnostic imaging and hospice services.
          The Company was founded in 1997 by Lawrence R. Deering and Joseph D. Conte, two experienced long-term healthcare industry executives. Since the acquisition of our first facility in March 1998 to our current portfolio of 78 facilities, our growth has been driven by a combination of strategic acquisitions and consistent organic growth. Our acquisition strategy has focused on acquiring facilities in favorable markets, increasing our penetration within those selected markets and acquiring established ancillary services platforms that supplement our long-term healthcare facilities. The primary drivers for our organic growth have been our ability to achieve occupancy increases, to add licensed beds, to optimize our payor mix, to provide ancillary services to our own long-term healthcare facilities to improve service delivery, and to market our ancillary services to other healthcare providers.
          Our long-term healthcare facilities are grouped into regionally concentrated networks. Each region is operated by a president who reports directly to our Chief Operating Officer and who maintains a local presence in each region. Each region also has experienced, high level executives in the field to directly manage the respective regional operations. Each division also has its own infrastructure to enable us to efficiently and effectively provide high quality and cost-effective healthcare services to our residents and patients.
2.     Summary of Significant Accounting Policies

Basis of Presentation
          The consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements are prepared on the accrual basis of accounting. All significant intercompany transactions and balances have been eliminated in consolidation.
          The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation are included. Operating results for the six months ended June 30, 2005 (unaudited) are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

Use of Estimates
          The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
notes. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Although estimates are considered to be fairly stated at the time that the estimates are made, actual results could differ from those estimates.

Cash and Cash Equivalents
          Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased, excluding amounts whose use is limited.

Escrows
          Escrows include reserves for potential professional liability claims, property taxes, debt service and capital replacements. The professional liability escrows have been established solely at the Company’s discretion. Management retains control of these escrows and may, at its discretion, subsequently use them for other purposes. The property tax escrow is required under a credit facility for the North Strabane, Miami, Winter Haven, and Kissimmee facilities. The debt service and capital replacement reserves are required under a credit facility for the facilities owned by RE Carey, Inc., RE1 Fremont, Inc., RE2 Fremont, Inc. and RE Maumee, Inc.

Assets Limited as to Use — Resident Accounts
          In conjunction with the operation of the Company’s facilities, the Company holds funds belonging to its residents in various trust accounts. These funds have been reflected in the consolidated balance sheets as a current asset with an offsetting current liability.

Accounts Receivable and Allowance for Doubtful Accounts
          Accounts receivable are comprised of amounts due from residents, third party insurance payors, and other nursing facilities and customers. The Company values its receivables based on the net amount it expects to receive from these parties. The accompanying consolidated balance sheets reflect accounts receivable net of an estimated allowance for doubtful accounts. The allowance for doubtful accounts is based upon a combination of the age of receivables and management’s assessment of historical and expected net collections. Additions to the allowance for doubtful accounts are made by means of the provision for bad debts. Management reviews the adequacy of the allowance for doubtful accounts based on write-off experience and payment trends by payor category. As necessary, accounts deemed uncollectible are written off and, in some instances, placed with collection agencies in accordance with Company guidelines. A summary of the activity in the allowance for doubtful accounts follows:

	Six Months
	Ended		Years Ended
	June 30		December 31
	2005	2004	2003	2002

Balance, beginning of year	$4,820	$6,828	$2,846	$2,310
Additions charged to provision for bad debts	3,011	7,968	10,129	2,510
Accounts receivable written off, net of recoveries	(1,554)	(9,976)	(6,147)	(1,974)

Balance, end of year	$6,277	$4,820	$6,828	$2,846

Inventories
          Inventories consist primarily of pharmaceuticals and medical, housekeeping, and dietary supplies and are stated at the lower of cost (first-in, first-out method) or estimated market value.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Property and Equipment, Net
          Property and equipment are recorded at their original historical cost or their fair value at date of acquisition. Repairs and maintenance are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the remaining lease term. Amortization of assets under capital lease obligations is included in depreciation and amortization in the accompanying consolidated statements of operations.

Intangibles
          Definite-lived intangible assets consist of deferred financing costs, deferred lease acquisition costs, and noncompete agreements. Intangible assets with definite lives are amortized over their estimated useful lives.
          Indefinite-lived intangible assets consist of goodwill and certificates of need (CON). Goodwill represents the excess of cost over net value of tangible assets of acquired companies. CON represents the assigned value of the regulatory approval associated with certain facilities. Until 2002, goodwill and CON were amortized by the straight-line method over the estimated useful life of the assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, the Company discontinued amortization of goodwill and CON in 2002 and tests them annually for impairment. Management believes that there has been no impairment of intangible assets as reflected in these consolidated financial statements.

Net Patient Service Revenue
          The Company has agreements with third party payors that provide for payments to the Company at amounts different from its established rates. Net patient service revenue is reported at the estimated net realizable amounts from residents, third party payors, and others for services rendered and includes estimated retroactive revenue adjustments under reimbursement agreements with third party payors due to current and future audits and desk reviews. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as adjustments become known or as years are no longer subject to such audits and desk reviews. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is a possibility that recorded estimates will change in the near term.

Laws and Regulations
          The healthcare industry is subject to numerous laws and regulations of Federal, state, and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, government healthcare program participation requirements, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. In recent years, government activity has increased with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by healthcare providers.
          Violations of these laws and regulations could result in expulsion from government healthcare programs together with the imposition of significant fines and penalties as well as significant repayments for patient services previously billed. Management believes that the Company is in substantial compliance with applicable government laws and regulations. Compliance with such laws and regulations can be subject to future government review and interpretation as well as regulatory actions unknown or unasserted at this time.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Income Taxes
          Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities (see Note 17) and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse. In accordance with SFAS No. 109, Accounting for Income Taxes, it is the Company’s policy to provide reserves for the potential nonrealization of deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers all available positive and negative evidence, including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against deferred tax assets.
          Additionally, valuation allowances related to deferred tax assets can be impacted by changes to tax laws and future taxable income levels. In the event management determines that the Company will not be able to realize its deferred tax assets in the future, the Company will reduce such amounts through a charge to income in the period that such determination is made. Conversely, if management determines that the Company will be able to realize deferred tax assets in excess of the carrying amounts, the Company will decrease the recorded valuation allowance through a credit to income in the period that such determination is made.

Impairment of Long-Lived Assets
          The Company continually monitors conditions that may affect the carrying value of its long-lived assets. When conditions indicate potential impairment, the Company reevaluates projected future cash flows associated with the asset. When projected future cash flows over the useful life of the asset, not discounted for the time value of money, are less than the carrying value of the asset, the asset will be written down to its estimated net realizable value.
          The Company did not record any charges for asset impairments in the accompanying consolidated statements of operations for the six months ended June 30, 2005 (unaudited) and for the years ended December 31, 2004, 2003 and 2002.

Payment Policy
          The Company’s policy is to accept patients who are able to pay or who qualify for Medicaid, Medicare, or insurance programs.

Fair Value of Financial Instruments
          The carrying amounts reported in the consolidated balance sheets for financial instruments classified as current assets and current liabilities approximate fair value because of the short-term maturity of these instruments.
          The fair value of fixed rate debt is computed using discounted cash flow analysis, based on the Company’s estimated incremental borrowing rate at the end of each period presented. At December 31, 2004 and 2003, the carrying amount reported for short-term revolving credit facilities and long-term debt approximates fair value.

Derivative Financial Instruments
          SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires companies to recognize all derivative instruments as either assets or liabilities on the balance sheet

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the gain or loss is recognized as accumulated other comprehensive income to the extent the instrument is effective in offsetting the risk associated with the underlying hedged item. Any ineffectiveness in offsetting the risk is recognized in earnings in the current period.
          An interest rate swap agreement is a type of derivative financial instrument. The Company uses interest rate swap agreements to convert a portion of its variable lease payments and variable rate debt to a fixed payment; thus, reducing the impact of interest rate increases on future results. The Company’s interest rate swap agreements are designated as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows). Accordingly, the effective portions of the gain or loss on these derivatives are reported as accumulated other comprehensive income or loss in the period or periods during which the hedged transaction affects earnings.
          The Company discontinues hedge treatment prospectively when it determines that a derivative is no longer effective in offsetting changes in the cash flows of the hedged item or the derivative expires, is sold or is terminated. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective cash flow hedge, the Company continues to carry the derivative on the balance sheet at its fair value. The net derivative gain or loss related to a discontinued cash flow hedge (recognized during the period of hedge effectiveness) will continue to be reported in accumulated other comprehensive income and amortized into net income as a yield adjustment to the previously hedged asset or liability. If the previously hedged asset or liability is sold or matures, the net derivative gain or loss related to the discontinued cash flow hedge reported in accumulated other comprehensive income will be recorded in the income statement immediately. All subsequent changes in fair value of derivatives previously designated as cash flow hedges will be recognized currently in the income statement. A derivative contract that is not designated or does not qualify as an effective hedge will be recorded at fair value with changes in fair value being recorded in the Company’s income statement in the current period.
     Preferred Stock Dividend
          In accordance with the Company’s amended and restated articles of incorporation, the Company’s outstanding cumulative convertible and redeemable preferred stock is entitled to receive a cash dividend from the date of issuance when and as declared by the board of directors. Dividends are cumulative, compound quarterly and are calculated at 9% of the Preferred Stock Liquidation Payments, as defined.
Through June 30, 2005 (unaudited), no dividends were declared by the board of directors on any currently outstanding preferred stock. In accordance with Emerging Issues Task Force Abstract D-98 (“EITF D-98”), dividends have been accrued on redeemable preferred stock (see Note 12).

Stock-Based Compensation
          On December 31, 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that changes to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require expanded disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income (loss) and allows companies to continue to use the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
          The Company continues to use the intrinsic value method to account for employee stock options. Accordingly, the Company does not recognize compensation expense for stock option grants that are issued at or above fair market value on the date of grant. SFAS No. 148 requires companies to disclose net income (loss) as if the Company accounted for its stock option grants under the fair value method described in SFAS No. 123. For purposes of pro forma disclosures, the estimated fair value of all outstanding stock options is amortized to expense over the options’ vesting periods. The pro forma effects are not necessarily indicative of the effects on future years.
The following table summarizes the pro forma net income (loss), assuming the Company accounted for its stock option grants in accordance with SFAS No. 123:

	Six Months
	Ended
	June 30	Years Ended December 31
	2005
	(unaudited)	2004	2003	2002

Net income (loss), as reported	$7,891	$11,453	$(11,485)	$1,234
Stock-compensation expense included in reported net income (loss), net of related tax effects	73	2	4	4
Pro forma stock-compensation expense included in reported net income (loss), net of related tax effects	(171)	(66)	(69)	(46)

Pro forma net income (loss)	$7,793	$11,389	$(11,550)	$1,192

Earnings per share:
Basic earnings (loss) per share	$2.28	$3.68	$(14.01)	$(2.84)
Diluted earnings (loss) per share	$0.25	$0.47	$(14.01)	$(2.84)
For purposes of presenting pro forma results, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Six Months
	Ended	Years Ended December 31
June 30, 2005
	(unaudited)	2004	2003	2002

Dividend yield	—%	—%	—%	—%
Risk-free interest rate	3.07%-5.28%	3.59%-4.31%	3.07%-6.78%	3.40%-6.78%
Stock price volatility	—%	—%	—%	—%
Expected life	5-7 years	5-7 years	5-7 years	5-7 years
The weighted average fair value of options granted is presented in the following table:

	June 30	December 31
	2005
	(unaudited)	2004	2003	2002

Exercise price equal to market price	$—	$1.00	$1.00	$1.00
Exercise price less than market price	$5.36	$—	$—	$—
Exercise price greater than market price	$—	$—	$—	$—

Recently Issued Accounting Standards

Share-Based Payments
          In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payments, which requires companies to expense stock options and other share-based payments. SFAS No. 123(R) supersedes SFAS No. 123, which permitted either expensing stock options or providing pro forma

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
disclosure. The provisions of SFAS No. 123(R), which is effective for fiscal periods beginning after December 15, 2005, apply to all awards granted, modified, cancelled, or repurchased after December 15, 2005, as well as the unvested portion of prior awards.
          The Company expects to adopt the provisions of SFAS No. 123(R) as of January 1, 2006, and estimates that the impact to the Company’s reported results will be similar to the pro forma results shown above.
          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities: an Interpretation of Accounting Research Bulletin No. 51 (FIN 46). In December 2003, the FASB issued FIN 46(R) which effectively modified and clarified certain provisions of FIN 46, as originally issued, and modified the effective date for certain entities. FIN 46 and FIN 46(R) require the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the entity. FIN 46 and FIN 46(R) also require disclosure about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN 46(R) is effective upon initial involvement for any variable interest entity created after December 31, 2003 and beginning no later than the first annual reporting period beginning after December 15, 2004 for variable interests in all other entities in financial statements. Management has completed its evaluation and concluded that there are no variable interests requiring consolidation by the Company.

Reclassifications
          Certain amounts in the previous years’ consolidated financial statements have been reclassified to conform to current-year presentation. These reclassifications had no impact on net income (loss) as previously reported.
3.     Deposits
          As of June 30, 2005 (unaudited) and December 31, 2004 and 2003, $1,185, $1,185 and $1,256, respectively, was held in trust as security on letters of credit. These amounts are reflected as deposits on letters of credit in the accompanying consolidated balance sheets.
          The Company applied $684 of lease deposits at December 31, 2004 on six facilities in Ohio to the purchase of those facilities on December 31, 2004 (see Note 5).
          In conjunction with the THC of Ohio lease agreements, the Company was required to set aside $5,900, which earns interest at a fixed rate of 3.44%, payable on a semi-annual basis.
          In total, the Company maintained lease deposits at June 30, 2005 (unaudited) and December 31, 2004 and 2003, of $7,353, $ 7,354 and $8,038, respectively. These amounts are reflected in lease and other deposits in the accompanying consolidated balance sheets.
          The Company also maintains various other deposit accounts as collateral on lease and utility contracts. The total of other deposits was $776, $1,008 and $848 at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively. These amounts are reflected in lease and other deposits in the accompanying consolidated balance sheets.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
4.     Property and Equipment, Net
Property and equipment, net, consists of the following:

		June 30	December 31
		2005
Description	Useful Life	(unaudited)	2004	2003

Land and improvements	5-10 years	$14,803	$12,380	$12,063
Buildings	20-40 years	130,695	92,222	33,975
Building and leasehold improvements	10-13 years	14,564	16,174	56,006
Furniture, fixtures, and equipment	3-10 years	48,354	40,804	30,373
Vehicles	4-5 years	1,687	650	509
Construction-in-progress and projects		2,178	669	915
Accumulated depreciation		(30,987)	(27,225)	(21,629)

Property and equipment, net		$181,294	$135,674	$112,212

Depreciation expense of $6,153, $9,159, $8,767 and $6,366 was recorded during the six months ended June 30, 2005 (unaudited) and the years ended December 31, 2004, 2003 and 2002, respectively.
5.     Acquisitions and Disposals

Diakon (unaudited)
          On April 30, 2005, the Company purchased the assets and assumed certain liabilities of 15 facilities from Diakon Lutheran Social Ministries, et al for $84,777, including costs associated with the purchase. These facilities are located on nine campuses in Pennsylvania and Maryland, and consist of skilled nursing, assisted living, and independent living facilities. This acquisition expands our presence in Pennsylvania and marks our entry into the independent living business. The assets acquired were appraised at $47,422, and goodwill of $40,637 was recorded on the transaction. The acquisition was financed with a $70 million mortgage and the remainder in cash.
          The transaction resulted in $1,409 of deferred financing costs, which will be amortized over the term of the underlying debt (five years). The weighted average amortization period of non-compete covenants is five years. Goodwill will be fully amortized over 15 years for tax purposes.
The following table summarizes the purchase price allocation:

Current assets	$73
Deposits	514
Property and equipment	47,422
Goodwill	40,637
Noncompete covenants	100
Assumed liabilities	(3,969)

Net assets acquired	$84,777

OP Therapy and OP Hospice Acquisition
          On December 31, 2004, the Company acquired Mobile Medical Group (OP Therapy), a provider of therapy and mobile diagnostic services, and Lighthouse Hospice (OP Hospice), a provider of hospice services, at a purchase price of $59,393, including costs associated with the purchase. The Company allocated $2,123 of the purchase price to tangible assets, consisting of vehicles, imaging equipment,

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
computers, and furniture and fixtures. The allocation approximated market value; however, the purchase price allocation is preliminary. The transaction resulted in $57,089 of goodwill. The purchase was financed by secured term loans of $25,000 and $7,000; a secured equipment loan of $1,100; an unsecured seller note of $10,211; an unsecured short-term note of $573 (see Notes 11 and 14) and the remainder in cash. As provided in the purchase agreement, the purchase price may be adjusted based on actual collections through June 30, 2007, of receivables related to services performed between July 1, 2003, and June 30, 2004. Any such adjustment will be reflected in goodwill and the unsecured seller’s note.
          The purchase resulted in $779 of deferred financing costs, which will be amortized over five years. The weighted average amortization period of noncompete covenants is 3.9 years. Goodwill will be fully amortized over 15 years for tax purposes.
The following table summarizes the purchase price allocation:

Current assets	$368
Deposits	18
Property and equipment	2,123
Noncompete covenants	53
Goodwill	57,089
Accrued expenses	(258)

Net assets acquired	$59,393

Purchase of Kenton and McCuen Properties (THC of Ohio)
          On December 30, 2004, the Company purchased six facilities previously leased from two lessors for a combined purchase price of $20,440. This purchase was financed with mortgage debt. The assets acquired were appraised at $31,800. On March 1, 2000, THC of Ohio, a wholly owned subsidiary of the Company, acquired the leasehold rights and purchase option rights on six Ohio nursing facilities. The facilities were leased from two separate parties, one of whom owned one of the facilities (Baldwin Manor) and the other of whom owned the remaining five facilities (Edgewood Manor facilities). The purchase options were exercisable in late 2005 and 2007, respectively. Both parties agreed to the early sale of the facilities. In the case of Baldwin Manor, the purchase price equaled the option exercise price. In the case of the Edgewood Manor facilities, the purchase price was set at a modest premium to the purchase option price. The unamortized portion of the purchase option discount totaled $686, and was written off at the time of purchase. This is included in other revenue in the accompanying consolidated statements of operations.
          The purchase resulted in deferred financing costs of $571, which will be amortized over five years, the term of the underlying debt. In conjunction with this transaction and the lease refinancing transaction on eight other Ohio facilities, THC of Ohio paid off all cross-collateralized, unamortized seller subordinated debt from the original March 1, 2000, transaction.
The following table summarizes the allocation of the purchase price:

Long-term assets:
Land	$500
Buildings and improvements	18,143
Furniture, fixtures, and equipment	1,797

Total assets acquired	$20,440

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Laurel Pharmacy (Coastal Med) Acquisition
          On October 1, 2003, the Company purchased an institutional pharmacy for $8,430, including costs associated with the purchase. The transaction resulted in $7,642 of goodwill and $47 of deferred financing costs. The purchase was financed with a $3,000 bank note at LIBOR plus 4.0%, a $4,500 seller note at 6%, and a $500 working capital revolver.
The following table summarizes the allocation of the purchase price:

Current assets:
Inventory	$639
Long-term assets:
Furniture, fixtures and equipment	149
Goodwill	7,642

Total assets acquired	$8,430

Kriner Acquisition
          On March 1, 2003, the Company purchased five facilities with 267 beds located within Ohio at a purchase price of $11,764. The appraised value of the assets was $10,968. The transaction resulted in $207 of deferred financing costs. The purchase was financed by the proceeds of a first mortgage loan of $7,563, a $500 seller note, and the remainder in cash. The facilities have entered into a management contract with Tandem Regional Management Company of Ohio, Inc.
The following table summarizes the allocation of the purchase price:

Current assets:
Inventory	$40
Long-term assets:
Land	1,065
Buildings and improvements	8,880
Furniture, fixtures, and equipment	983
Goodwill	796

Total assets acquired	$11,764

Florida Region II Acquisition
          On February 15, 2002, the Company and Extendicare Health Services, Inc. (Extendicare) amended the purchase option terms of the Company’s lease of seven facilities (that were included in the original capital lease of nine facilities on January 1, 2001), to eliminate Extendicare’s obligation to provide re-insurance to a related captive insurance company, Tandem Insurance Limited (TIL), for the first year after the purchase of all nine facilities (among other changes to the terms of the option agreement) in exchange for an effective reduction in the purchase price of the remaining facilities (and TIL value) of approximately $8 million.
          On July 1, 2002, the Company exercised the right to purchase the remaining seven facilities. A mortgage note payable of $21,000, seller note of $13,000 and cash of $1,794 funded this purchase. No goodwill or intangible assets were acquired with the purchase of these seven facilities.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
The following table summarizes the estimated fair values of the assets acquired as of the date of acquisitions:

Current assets:
Cash reserve	$6,500
Long-term assets:
Land	3,371
Buildings and improvements	23,304
Furniture, fixtures, and equipment	2,619

Total assets acquired	$35,794

          The above transactions were accounted for using the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based upon their respective estimated fair values at acquisition and is subject to settling amounts related to purchased working capital. Operating results have been included in our consolidated statements of operations from the respective dates of acquisition.
          The following table represents the unaudited pro forma results of consolidated operations as if the aforementioned acquisitions had occurred at the beginning of the immediate preceding period, after giving effect to certain adjustments, including the depreciation and amortization of the assets acquired based upon their fair values and changes in interest expense resulting from changes in consolidated debt.

	Six Months Ended	Years Ended
	June 30
	2005		December 31
	(unaudited)	2004	2003	2002

Revenue	$281,828	$515,611	$410,368	$328,213
Net income	9,754	19,884	(6,212)	1,549
Net income available to common stockholders	8,977	16,584	(9,296)	(849)
Earnings per common share, basic	$3.06	$7.46	$(12.18)	$(4.50)
Earnings per common share, diluted	$0.30	$0.69	$(12.18)	$(4.50)
          The pro forma information given is not indicative of what our results of operations would have been if the acquisitions had in fact occurred at the beginning of the periods presented, and is not intended to be a projection of the impact on future results or trends.

Sale of Ravenwood Facility
          On September 3, 2004, the assets of Ravenwood Care Center were sold for $60. The Company recognized a loss of $175 on this transaction.

Health Care Industries Company Management Contract
          On July 1, 2003, the Company entered into a management agreement with Health Care Industries Company to manage seven facilities in Ohio and two facilities in Pennsylvania, one of which was subsequently terminated. Under the management contract, the Company will supply all day-to-day operational management and financial services. In exchange, the Company receives a management fee of 4% of net revenue plus the pass-through payroll costs of the facility administrators who are employees of the Company. A management fee incentive is available should the Company meet certain financial performance goals. Such goals have not been met through June 30, 2005 or during any previous period. A

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
lease option is also available in this agreement. Management of the managed facilities resulted in management fees for the Company of approximately $3 million in 2004.

Formation of Laurel Indemnity Co., Ltd
          On March 28, 2003, the Company formed an offshore captive insurance company in Bermuda, Laurel Indemnity Co., Ltd. The purpose of this entity is to provide an alternative source of insurance to the Company and its subsidiaries for a variety of risks when the Company is unable to secure commercial insurance at reasonable prices. The Company invested $120, for which it received 1.2 million shares of common stock with a par value of $.01. The Company also invested $380 of initial additional paid-in capital.

Sale of Southington Facility
          On July 31, 2002, the Company sold the Southington, Connecticut facility for $10,217, which resulted in a gain of $398. The gain is recorded on the statement of operations for the year ended December 31, 2002, in the other expenses, net caption.

6.	Definite Lived Intangibles
Definite-lived intangible assets and related accumulated amortization are included in intangibles, net, in the accompanying consolidated balance sheets and consist of the following:

	Deferred		Purchase
	financing	Deferred	option	Noncompete
	costs	lease costs	rights	agreement	Total

December 31, 2003
Gross carrying cost	$5,529	$1,907	$1,646	$50	$9,132
Accumulated amortization	3,344	723	1,081	50	5,198
December 31, 2004
Gross carrying cost	7,994	1,801	–	53	9,848
Accumulated amortization	3,211	935	–	–	4,146
June 30, 2005 (unaudited)
Gross carrying cost	8,375	1,801	–	153	10,329
Accumulated amortization	2,549	1,038	–	11	3,598
          Amortization of definite-lived intangible assets for the six months ended June 30, 2005 (unaudited) and the years ended December 31, 2004, 2003, and 2002, was $816, $1,271, $1,701 and $1,469, respectively. Estimated amortization expense for definite-lived intangible assets for the next five years is as follows:

Year	Amount

2005	$1,496
2006	1,495
2007	1,199
2008	885
2009	542

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

7.	Goodwill and Certificates of Need
          Indefinite-lived intangibles consist of goodwill and certificates of need (CON) and are reported in goodwill, net and certificates of need, net in the accompanying consolidated balance sheets.
The changes in the carrying amount of goodwill by segment are as follows:

	Inpatient	Rehabilitation
	Services	Therapy	Other	Total

Balance at January 1, 2003, net of accumulated amortization of $523	$1,832	$–	$2,819	$4,651
Acquisition of Laurel Pharmacy	–	–	7,642	7,642
Kriner Acquisition	796	–	–	796
Acquisition of minority interest in THC of Virginia		–	6,890	6,890

Balance at December 31, 2003	2,628	–	17,351	19,979
Disposal of Ravenwood Care Center	(20)	–	–	(20)
Acquisition of OP Therapy & OP Hospice	–	44,919	12,170	57,089

Balance at December 31, 2004	2,608	44,919	29,521	77,048
Revision to value of assets acquired	–	244	(4)	240
Acquisition of Diakon facilities	40,637	—	—	40,637

Balance at June 30, 2005 (unaudited)	$43,245	$45,163	$29,517	$117,925

At June 30, 2005 (unaudited) and December 31, 2004 and 2003, the gross amount of certificates of need is $15,834 and is offset by accumulated amortization of $758.
          As required by SFAS No. 142, management annually has evaluated the goodwill and indefinite lived intangible assets for impairment and determined that no impairment existed. The Company will continue to evaluate the goodwill and indefinite-lived intangible assets for impairment annually and as necessary, with any resulting impairment reflected as an operating expense.

8.	Investments
          The Company purchased a treasury note during 2004. This investment is included in other noncurrent assets in the accompanying consolidated balance sheet and had a fair value of $595 and $582 at June 30, 2005 (unaudited) and December 31, 2004, respectively. Unrealized losses of $3 and $16 are included in other comprehensive income in the accompanying consolidated statements of changes in stockholders’ equity at June 30, 2005 (unaudited) and December 31, 2004, respectively.

9.	Other Long-term Liabilities and Contingencies

Asserted Claims
          In August 2004, the Company filed suit against TIG Indemnity Company and TIG Premier Insurance Company in the United States District Court for the Western District of Pennsylvania, seeking to enforce the terms of an oral settlement agreement relating to the workers’ compensation liabilities of Tandem Health Care for the period of March 31, 2001 to March 31, 2002, in various states where TIG insured those liabilities subject to a deductible. Alternatively, the Company has asserted a damage claim against TIG for excessive losses for that period caused by TIG’s failure to appropriately manage the workers compensation claims. TIG has counterclaimed, seeking recovery of amounts allegedly due under the policies. TIG is seeking recovery of an amount in excess of $2.0 million, also noting that such amount may increase depending on additional loss development experience on the policies. At the suggestion of the

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Court, the parties have begun a 120 day period of mutual discovery, following which a mediation will occur before a United States Magistrate Judge. With discovery only just beginning, the action is in too early a stage to give any prognosis as to outcome or liability to Tandem, if any.
          In March 2005, Tandem was notified that a civil Qui Tam action (the “Claim”) had been filed against one of its facilities. The court documents relative to this Claim are under seal. The Claim alleges violation of state statutes by the Tandem facility related to certain state mandated minimum staffing requirements that took effect on January 1, 2003. The attorney general for the state in which the Claim was filed is conducting an investigation of the allegations in the Claim. An amended Claim was filed that seeks to add other Tandem facilities, but no court action has been taken on the amended Claim pending the completion of the investigation by the attorney general. The plaintiff has alleged damages of at least $2.5 million and, based on the trebling provision of the state statutes, has made a request for relief of approximately $7.5 million plus fines, penalties, interest, fees and costs. Tandem intends to contest and vigorously defend the Company against the Claim. Due to the nature of the proceedings to date, management of the Company is unable to determine the impact, if any, that the resolution of the Claim will have on the financial position or results of operations of the Company. No accruals for damages related to the Claim were recorded as of June 30, 2005 (unaudited); however, there can be no assurance that the ultimate resolution of this Claim will not have a material adverse effect on the Company’s financial position or results of operations.

Insurance Risks
          During 2005, 2004 and 2003, the Company purchased limited coverage professional liability insurance for all of its Florida facilities. The Company accrues liabilities in excess of policy limits that include estimated future payouts of known claims and estimated incurred but not reported claims. Actual claims payouts could differ from those estimates, and these differences, if any, will be recognized when known in the current year’s operations.

Self-insurance
          The Company self-insures a portion of its risk for professional liability, employee health insurance, and workers’ compensation claims. Accruals for such risks were $19,214, $17,983 and $14,266, at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively. Reserves for these self-insured liabilities are based on actuarial valuation and Company estimates. The accrual for professional liability was discounted using a rate of 5% at June 30, 2005 (unaudited) and December 31, 2004 and 2003. These accruals are included in accounts payable and accrued expenses, accrued payroll and benefits and other long-term liabilities in the accompanying consolidated balance sheets.

Contingencies
          The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The Company accrues liabilities associated with such actions in the period in which sufficient information to determine the likelihood and amount of the loss becomes available. The Company believes that any ultimate liability resulting from these actions will not have a material adverse effect on its consolidated financial position or consolidated results of operations.

10.	Working Capital Revolving Credit Facilities
          On February 15, 2000, THC of Ohio entered into a one-year working capital loan agreement with Key Capital Corp., et al, for a revolving credit facility of $2,500 at prime plus 1.50%. The expiration date of

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
the working capital loan has been extended several times, with the latest extension through March 30, 2006. The maximum outstanding under this credit facility has been adjusted to $2,000. As of June 30, 2005 (unaudited) and December 31, 2004 and 2003, the amounts outstanding under this agreement were $2,000.
          On May 31, 2002, the Company entered into an asset-based revolving credit arrangement with LaSalle Bank, N. A. (LaSalle) that matures on May 31, 2009. Under this agreement, the Company can borrow up to a maximum of $5,000 based on eligible accounts receivable. Interest is payable monthly based upon the bank’s prime rate of interest plus 0.5%.
          As of June 30, 2005 (unaudited) and December 31, 2004 and 2003, the amounts outstanding under this agreement were $4,200, $3,900 and $4,155, respectively.
          On April 1, 2003, the Company entered into a second, asset-based revolving credit arrangement with LaSalle that matures on November 30, 2009. Under this agreement, the Company can borrow up to a maximum of $5,000 based on eligible accounts receivable and inventory. Interest is payable monthly based upon the bank’s prime rate of interest plus 0.5%. The amount outstanding under this agreement was $4,200, $4,100 and $4,272, as of June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively.
          On October 2, 2003, the Company entered into a third, asset-based revolving credit arrangement with LaSalle with a maturity date of September 30, 2004. Under this agreement, the Company could borrow up to a maximum of $500 based on eligible accounts receivable and inventory. Interest is payable monthly based upon the bank’s prime rate of interest plus 1%. This agreement was amended to extend the maturity date to September 30, 2006, and to increase the maximum borrowing to $1,000. The amount outstanding under this agreement was $1,000, $500 and $500 as of June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively.
          At June 30, 2005 (unaudited), certain of the Company’s facilities maintained a revolving credit facility with GE Capital with a maximum outstanding amount of $15,000. Under the credit facility, the Company’s subsidiaries may borrow up to 85% of eligible accounts receivable under 120 days old with the accounts receivable collateralizing the loan. Interest on the facility is prime plus 0.50%. Interest charges are assessed to the loan balance monthly and principal payments are made as the underlying accounts receivable are collected. The outstanding principal is due at maturity (February 28, 2008) and the credit facility is subject to certain other conditions, collateralization requirements, and fees. As of June 30, 2005 (unaudited), the interest rate was 6.5% and the outstanding balance was $6,416. As of December 31, 2004, the interest rate was 5.75% and there was no outstanding balance. As of December 31, 2003, the interest rate was 5.00% and the outstanding balance was $4,240. Four of these facilities entered into a new agreement on February 2, 2004, as described in the next paragraph.
          On February 2, 2004, the Company entered into a new, asset-based revolving credit arrangement with Merrill Lynch Capital that matures on December 1, 2009. Under this agreement, the receivables of four Tandem facilities previously financed as part of the GE Capital line were refinanced. The Company can borrow up to a maximum of $3,200 based on eligible accounts receivable. Interest is payable monthly at a rate of LIBOR plus 3.75%. At June 30, 2005 (unaudited), the outstanding balance was $2,251. As of December 31, 2004, there was no outstanding balance.
          On December 31, 2004, the Company entered into a fourth, asset-based revolving credit arrangement with LaSalle that matures on December 30, 2009. Under this agreement, the Company can borrow up to a maximum of $5,000 based on eligible accounts receivable. Interest is payable monthly at a variable rate. The variable rate will be based on a ratio of senior term loan debt to EBITDA, with a floor and ceiling of the bank’s prime rate of interest less 0.25% and plus 0.75% or LIBOR less 2.75% and plus 3.75%, depending on the Borrower’s choice of rate option. At June 30, 2005 (unaudited) and December 31, 2004, there was no outstanding balance on this line.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
          On April 30, 2005, the Company entered into an asset-based revolving credit arrangement with Merrill Lynch Capital and LaSalle that matures on April 30, 2010. Under this agreement, the Company can borrow up to a maximum of $6,000 based on eligible accounts receivable. Interest is payable monthly at a rate of LIBOR plus 3.75%. At June 30, 2005 (unaudited), there was an outstanding balance of $3,200.
          The weighted average interest rate on short-term borrowings outstanding as of June 30, 2005 (unaudited) and December 31, 2004 and 2003 was 6.7%, 6.0% and 4.8%, respectively. At December 31, 2004, the prime rate was 4.0% and LIBOR was 2.4178%.
11.     Long-Term Debt
Long-term debt consists of the following:

		December 31
	June 30
	2005	2004	2003

	(Unaudited)
Term loan, interest at LIBOR plus 3.75%. Principal and interest payments of $100 due monthly through April 10, 2010. Secured by the assets of RE Selinsgrove, RE Mifflin, RE Hazleton, RE Pottsville, RE New Bloomfield, RE Millersburg, RE Everett, RE Salisbury, and RE Frostburg (see Note 5)	$69,903	$—	$—
Note payable, interest at LIBOR plus 3.5%. Principal and interest payments of $186 payable monthly through December 1, 2009, at which time the remaining principal becomes due. Mortgage is secured by the assets of THC of Florida	32,005	32,247	32,702
Mortgage payable, interest at LIBOR plus 3.75% with a floor of 6.0%. Principal and interest payments of $200 payable monthly until December 1, 2009. Mortgage is secured by the assets of RE Kissimmee, RE Winter Haven, THC of Miami and RE North Strabane	28,890	29,163	—
Term loan, interest at LIBOR plus 3.5%. Interest payments of $140 payable monthly beginning July 2005 until November 30, 2009, at which time principal is due in full. Mandatory prepayment of principal equal to 50% of the Company’s prior year excess cash is due annually. Loan is secured by the assets of OP Therapy and OP Hospice. Lender has the option of accelerating the due date of the principal balance upon an initial public offering (IPO) of the Company’s common stock (see Note 5)	25,000	25,000	—
Mortgage payable, interest at prime plus 0.75%. Principal and interest payments of $200 payable monthly through December 29, 2009. Mortgage is secured by the assets of RE Wellston, RE Westerville, RE Greenfield, RE 2 Kenton, RE Lucasville I, and RE Lucasville II (see Note 5)	23,814	24,300	—

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

		December 31
	June 30
	2005	2004	2003

	(Unaudited)
Mortgage payable, interest at LIBOR plus 3.5%. Principal and interest payments of $135 payable monthly through May 31, 2009, at which time the remaining principal becomes due. The mortgage is secured by all assets of RE Bayonet Point, RE Jacksonville, RE Port Charlotte, RE Sarasota, RE Orange Park, RE St. Petersburg and RE Safety Harbor	$20,061	$20,228	$20,543
Mortgage payable, interest at LIBOR plus 4.0%. Principal and interest payments of $100 payable monthly through May 31, 2009. Mortgage is secured by the assets of RE Bayonet Point, RE Jacksonville, RE Port Charlotte, RE Sarasota, RE Orange Park, RE St. Petersburg and RE Safety Harbor	12,714	12,870	—
Seller notes, interest at 8.0%. Interest payments of $67 payable monthly through December 31, 2009, at which time principal is due in full. These notes are unsecured and contain provisions for mandatory prepayment of the outstanding principal upon an IPO (see Note 5)	10,211	10,211	—
Note payable, interest at LIBOR plus 4.1%. Principal and interest payments of $46 payable monthly through February 29, 2008, at which time the remaining principal becomes due. The note is secured by the assets of RE Fremont, RE Carey and RE Maumee	7,239	7,304	7,454
Note payable, interest at LIBOR plus 13.0% through December 31, 2005, and at LIBOR plus 15.5% thereafter. Interest payments payable monthly through November 30, 2009, at which time principal is due in full. Secured by the assets of OP Therapy and OP Hospice. Note contains provisions requiring mandatory prepayment of the outstanding principal upon an IPO (see Note 5)	7,000	7,000	—
Note payable, interest at 6.0%. Principal and interest payments of $50 payable monthly through October 1, 2008, at which time the remaining principal balance becomes due. This note is unsecured	3,959	4,136	4,445
Mortgage payable, interest at LIBOR plus 4.0%. Principal and interest payments of $30 payable monthly until November 30, 2009. Mortgage is secured by the assets of THC of Florida	3,623	3,665	—
Note payable, interest at 8.0%. Principal and interest payments of $81 payable monthly through April 17, 2008. This note is secured by the stock of THC of Virginia and is guaranteed by THC, Inc.	2,524	2,901	3,611
Mortgage payable, interest at LIBOR plus 6.0% with a floor of 8.5%. Principal and interest payments of $18 due monthly until December 1, 2009. Mortgage is secured by the assets of RE Kissimmee, RE Winter Haven, THC of Miami and RE North Strabane	2,164	2,178	—

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

		December 31
	June 30
	2005	2004	2003

	(Unaudited)
Note payable, interest at LIBOR plus 4.0%. Principal and interest payments of $83 payable monthly through September 30, 2006, at which time the remaining principal becomes due. The note is secured by all assets of Laurel Pharmacy, LLC (see Note 5)	$1,333	$1,833	$2,833
Note payable, interest at LIBOR plus 3.5%. Interest and principal payments of $35 payable monthly until December 31, 2007. Note is secured by the assets of OP Therapy and OP Hospice (see Note 5)	929	1,081	—
Note payable, interest at 7.0%. Interest only payments of $3 payable monthly through March 1, 2008, at which time the principal balance becomes due. The note is secured by the assets of RE Fremont, RE Carey and RE Maumee	500	500	500
Equipment and vehicle loans and capital leases, interest at rates ranging from 10.0% to 20.5%. Interest and principal due monthly through August 2006. The loans and leases are secured by equipment and vehicles with a net book value of $166, $328 and $981 at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively	293	342	793
Note payable, interest at 5.0%. Interest payments payable monthly through June 30, 2005, at which time principal is due in full. This note is unsecured and contains provisions for mandatory prepayment of the outstanding principal upon an initial public offering (see Notes 5 and 14)	—	573	—
Note payable, interest at 8.5%. Interest only payable monthly through May 31, 2007, at which time the principal balance becomes due. The note is secured by a subordinated interest in all assets of RE Bayonet Point, RE Jacksonville, RE Port Charlotte, RE Sarasota, RE Orange Park, RE St. Petersburg and RE Safety Harbor. This debt was refinanced effective June 30, 2004	—	—	13,000
Note payable, interest at prime. Interest and principal payments of $53 payable monthly through April 2004, with outstanding principal due April 16, 2004. The note is secured by the North Strabane property. This note was refinanced effective February 6, 2004	—	—	9,166
Note payable, interest at LIBOR plus 3.25%. Interest only payable monthly through April 2004, at which time the outstanding principal balance becomes due. The note is secured by the Winter Haven and Kissimmee properties inter alia. This note was refinanced effective February 6, 2004	—	—	8,591

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

		December 31
	June 30
	2005	2004	2003

	(Unaudited)
Mortgage payable, interest at LIBOR plus 3.0%. Principal and interest payments of $45 payable monthly through April 1, 2004, at which time the remaining principal becomes due. The note was secured by the assets of THC of Miami. This note was paid off on February 6, 2004	$—	$—	$7,269
Note payable, interest at prime plus 1.0%. Interest payable monthly with outstanding principal due on December 31, 2007. This note is secured by a second mortgage on the assets of THC of Florida. This note was refinanced effective June 30, 2004	—	—	4,000
Note payable, interest at 7.5%. Interest payable quarterly with principal due on or before September 1, 2007. This note is secured by leased facilities held in trust as part of a lease. This note was paid off effective December 31, 2004 (see Note 5)	—	—	3,000
Note payable, interest at 8.5%. Interest payable quarterly with principal due on or before April 1, 2006. This note is secured by tangible personal property of THC of Kissimmee and THC of Winter Haven. This note was refinanced effective February 6, 2004	—	—	2,499
Loan payable, interest at 9.68%. Interest and principal payments of $21 payable monthly through April 30, 2007, at which time the outstanding principal becomes due. The debt is secured by the assets of three leased facilities. The debt was paid off on December 31, 2004 (see Note 5)	—	—	1,841
Note payable, interest at 8.5%. Interest only payable monthly through April 10, 2006, at which time the outstanding principal becomes due. The note is secured by all current and future assets of THC of Winter Haven. This note was paid off on February 6, 2004	—	—	979
Note payable, interest at 8.5%. Interest only payable monthly through April 10, 2006, at which time the outstanding principal becomes due. The note is secured by all current and future assets of THC of Kissimmee. This note was paid off on February 6, 2004	—	—	925
Note payable, interest at 6.0%. Principal due January 15, 2004	—	—	902
Note payable, interest at 10.5%. Interest and principal of $21 payable monthly through September 1, 2007. The debt is secured by leased facilities held in trust as part of a lease. This note was paid off on December 31, 2004 (see Note 5)	—	—	758

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

		December 31
	June 30
	2005	2004	2003

	(Unaudited)
Note payable, interest at prime plus 1.0%. Interest and principal ranging from $100 – $550 payable monthly through May 15, 2004. This note is unsecured	$—	$—	$550
Other	85	—	49

	252,247	185,532	126,410
Less current maturities	9,964	7,590	4,867

Total long-term debt	$242,283	$177,942	$121,543

          On June 30, 2004, the Company refinanced $13,000 of debt underlying seven of the Company’s subsidiaries. The Company recognized $650 of ordinary gain on the early extinguishment of this debt, which is included in other revenue in the accompanying consolidated statement of operations. This debt was replaced with a new mortgage of $13,000 at LIBOR plus 4.0%. The new mortgage has principal and interest payments of approximately $100 due monthly until May 31, 2009, at which time the remaining principal balance is due. The mortgage is secured by the assets of RE Bayonet Point, RE Jacksonville, RE Orange Park, RE Port Charlotte, RE Safety Harbor, RE Sarasota, and RE St. Petersburg.
          On June 30, 2004, the Company refinanced $4,000 of debt underlying one of the Company’s subsidiaries. The Company recognized $200 of ordinary gain on the early extinguishment of this debt, which is included in other revenue in the accompanying consolidated statement of operations. This debt was replaced with a new mortgage of $3,700 at LIBOR plus 4.0%. The new mortgage has principal and interest payments of approximately $30 due monthly until May 31, 2009, at which time the remaining principal balance is due. The mortgage is secured by the assets of THC of Florida.
          On February 9, 2004, the Company refinanced the underlying debt of four of the Company’s subsidiaries. The new debt is structured in two tiers. The first tier is a $29,600 loan at a rate of LIBOR plus 3.75%, with an interest rate floor of 6.00%. The second tier is a $2,200 loan at a rate of LIBOR plus 6.00%, with an interest rate floor of 8.50%. Principal and interest payments of $215 are due monthly through February 2009, at which time the remaining principal becomes due. The new loans are secured by all the assets of THC of North Strabane, THC of Miami, RE Kissimmee, and RE Winter Haven. These loans are guaranteed by the Company.
          On April 1, 2003, the Company closed on a first mortgage replacement financing for the six Florida facilities owned by THC of Florida. The new financing includes a five-year, first mortgage loan for $33,000 and a $5,000 working capital loan. The mortgage accrues interest monthly at LIBOR plus 3.5%. Principal and interest payments of $186 are payable monthly until December 31, 2009, at which time the remaining principal becomes due. Of the $5,000 working capital loan, the Company drew approximately $2,600 at closing to repay the outstanding balance on the prior working capital borrowing facility, which was also replaced in conjunction with the new mortgage financing. In addition, THC of Florida transferred the operating rights to the six facilities to six new corporations and entered into five-year leases to lease the facilities to the new operating corporations simultaneously with the refinancing.
          Under the terms of various mortgage notes, the Company is required, among other items, to comply with certain financial covenants including no material adverse change clauses. These include the maintenance of certain debt service coverage and fixed charge ratios and minimum occupancy percentages, all of which were complied with, waived or amended at June 30, 2005 (unaudited) and December 31, 2004 and 2003. The aggregate scheduled minimum principal repayments on long-term debt as of December 31, 2004 for the next five years and thereafter are shown on the following page.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Fiscal Year	Amount

2005	$7,590
2006	8,669
2007	9,128
2008	19,347
2009	140,798

Total	$185,532

12.     Preferred Stock

Redeemable Preferred Stock
          There were 28,500,000 shares of the Company’s Series B, 9% cumulative redeemable preferred stock authorized, issued, and outstanding at June 30, 2005 (unaudited) and December 31, 2004 and 2003. These shares have a par value of $0.01 and are redeemable at $1.00 per share.
          There were 6,300,000 shares of the Company’s Series F, 9% cumulative redeemable preferred stock authorized and 4,900,000 shares issued and outstanding at June 30, 2005 (unaudited) and December 31, 2004 and 2003. These shares have a par value of $0.01 and are redeemable at $1.50 per share.
          There were 6,860,119 shares of the Company’s Series H, 9% cumulative redeemable preferred stock authorized, issued and outstanding at June 30, 2005 (unaudited) and 4,761,904 shares authorized, issued and outstanding at December 31, 2004. These shares have a par value of $0.01 and are redeemable at $2.52 per share.
          The Company’s redeemable preferred shares (series B, F, and H) are redeemable at any time upon 10 days’ prior written notice to the Company from the holders of not less than 66 2/3% of the shares of redeemable preferred stock. The shares of redeemable preferred stock do not have voting rights, except as provided by law. The redemption value of the redeemable preferred shares includes an amount equal to unpaid dividends at the redemption date. Redemption is outside the control of the Company since more than the required 66 2/3% of the redeemable preferred stock is held by Behrman Capital II L.P. or its related parties. As a result, the cumulative unpaid dividends have been accrued at each balance sheet date in accordance with the provisions of EITF D-98.
The following table shows the change in redemption requirements for the periods presented:

	Series B	Series D	Series F	Series H	Total

January 1, 2002	$35,712	$2,110	$2,109	$—	$39,931
Dividend	3,324	70	197	—	3,591
Redemption	—	(2,180)	—	—	(2,180)

December 31, 2002	39,036	—	2,306	—	41,342
Shares issued	—	—	5,250	—	5,250
Dividend	3,633	—	659	—	4,292

December 31, 2003	42,669	—	8,215	—	50,884
Shares issued	—	—	—	12,000	12,000
Dividend	3,971	—	765	9	4,745

December 31, 2004	46,640	—	8,980	12,009	67,629
Shares issued	—	—	—	5,289	5,289
Dividend	2,122	—	409	646	3,177

June 30, 2005 (unaudited)	$48,762	—	$9,389	$17,944	$76,095

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Convertible Preferred Stock
          The cumulative convertible preferred shares (Series A, C, E, and G) are convertible into common stock at any time upon 10 days’ prior written notice to the Company from the holders of not less than 66 2/3% of the shares of convertible preferred stock. The cumulative convertible preferred shares will be automatically converted into common stock if at any time the Company consummates an initial public offering (“IPO”) of its shares of common stock, with proceeds to the Company in excess of $20,000 and with a per share offering price to the public of not less than $2.50. This conversion will be effected at the time of and subject to the closing of the IPO.
          All shares of cumulative convertible preferred stock have one vote for each share of common stock that would be issuable to the holder upon conversion of all the shares of convertible preferred stock held by the holder on the record date for determination of stockholders entitled to vote. At December 31, 2004 and 2003, cumulative undeclared dividends were $6,593 and $5,011, respectively, and $0.33 and $0.42 per share, respectively.

Preferred Stock Issuances
          On April 26, 2005, the Company issued 3,497,023 shares of Series G, 9% Cumulative Convertible Preferred Shares and 2,098,215 shares of Series H, 9% Cumulative Redeemable Preferred Shares for an aggregate issue price of $14,100. The proceeds of the stock issuance were used to finance the Diakon acquisition.
          On December 28, 2004, the Company issued 1,587,302 shares of Series G, 9% Cumulative Convertible Preferred Shares and 4,761,904 shares of Series H, 9% Cumulative Redeemable Preferred Shares for an aggregate issue price of $16,000. The proceeds of the stock issuance were used to finance the OP Therapy and OP Hospice acquisitions.
          On January 31, 2003, the Company issued 1,166,667 shares of Series E, 9% Cumulative Convertible Preferred Shares and 3,500,000 shares of Series F, 9% Cumulative Redeemable Preferred Shares for an aggregate issue price of $7,000. The proceeds of the stock issuance were used in part to finance the Kriner acquisition and future acquisitions.
13.     Concentrations of Credit Risk
          The Company grants credit without collateral to its residents and commercial customers. Most residents are insured under third party payor agreements. The Company does not charge interest on accounts receivable. The allocation of net patient service revenue and gross patient accounts receivable was as follows:

	Net Patient Service Revenue

	Six Months
	Ended	Years Ended
	June 30	December 31
	2005
	(Unaudited)	2004	2003	2002

Private	11%	11%	12%	12%
Medicare	32	33	30	29
Medicaid	46	46	49	48
Other third party payors	11	10	9	11

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	Gross Patients
	Accounts Receivable

	June 30	December 31
	2005
	(Unaudited)	2004	2003

Private	12%	11%	8%
Medicare	26	26	30
Medicaid	41	38	36
Other third party payors	21	25	26
14.     Related Party Transactions
          The Company is one of three founding members of TRECS, a not-for-profit corporation that was formed during 2004 and that has applied for a 501(c)(3) charitable organization exemption from the Internal Revenue Service. TRECS’ mission is to provide education, to conduct research and to foster innovation in the delivery of long-term care. The Company performs certain administrative functions for TRECS, and two of the Company’s executives have been appointed to the Board of Directors of TRECS. One member of the Company’s Board of Directors serves as a paid consultant to TRECS and as Executive Director, for which he received compensation from TRECS during 2005 and 2004. The Company contributed $3 and $62 to TRECS in the six months ended June 30, 2005 (unaudited) and the year ended December 31, 2004, respectively.
          The Company paid $6,922 and $6,987 in lease payments to SP Enterprises, LLC (SP Enterprises) during the years ended December 31, 2003 and 2002, respectively. The Company paid $186 in insurance and tax escrows and sales tax to SP Enterprises during the years ended December 31, 2003 and 2002, respectively.
          In conjunction with the 2003 acquisition of the Company’s pharmacy subsidiary, the subsidiary entered into a one-year employment agreement with the former owner whereby the former owner provides certain business development services for the Company’s pharmacy subsidiary. The maximum compensation payable to the employee under the agreement was $200. This agreement expired December 31, 2004. Amounts paid to the employee under this agreement were $39 and $10 for the years ended December 31, 2004 and 2003, respectively.
          The Company maintains an agreement with Behrman Capital II, LP (Behrman), the owner of the majority of the Company’s preferred stock, whereby Behrman provides financial advisory services in exchange for a fee and reimbursement of out-of-pocket expenditures. The Company incurred an advisory fee of $1,145 related to the acquisition of OP Therapy and OP Hospice (see Note 5). The Company paid $2,213, $573, $384 and $315 to Behrman for financial advisory services for the six months ended June 30, 2005 (unaudited) and the years ended December 31, 2004, 2003 and 2002, respectively. The Company recorded a short-term note payable of $573 to Behrman at December 31, 2004, for the balance due of the financial advisory fee associated with the acquisition of OP Therapy and OP Hospice (see Note 11). No out-of-pocket expenses were reimbursed in the six months ended June 30, 2005 (unaudited) or the year ended December 31, 2004.
          The Company paid $34, $11 and $62 to Behrman for reimbursement of out-of-pocket expenses for the six months ended June 30, 2005 and the years ended December 31, 2003 and 2002, respectively (see Note 22).
          On March 1, 2000, THC of Ohio acquired substantially all of the operating assets of Long Term Care Management, Inc., an owner-operator of 14 Ohio facilities. The former owner of these facilities performs certain consulting services under a consulting agreement that expires in August 2007. The fees

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
paid under this agreement are $250 per year. The former owner also had a $50 noncompete agreement with the Company that expired and was fully amortized in 2003.
          On April 17, 2003, the Company entered into an agreement with the owner of the 49% minority interest of THCV of Virginia, SP Enterprises, to acquire the minority interest for $7,000. The purchase was financed with a $4,000, five-year, amortizing seller note and cash. The purchase was retroactive to January 1, 2003.
15.     Lease Commitments

Tandem Health Care of Ohio Leases
          On March 1, 2000, THC of Ohio acquired substantially all of the operating assets of Long Term Care Management, Inc., an owner-operator of fourteen Ohio facilities. THC of Ohio assumed the remaining 7.5-year lease obligations and certain debt obligations of six facilities. THC of Ohio also acquired a related management company, medical supply company, and purchase options associated with the six facilities for which lease obligations were assumed. THC of Ohio also entered into a five-year operating lease for the remaining eight facilities. On December 31, 2004, the Company purchased the six facilities (see Note 5).
          The transaction was financed in part by a first mortgage loan granted to a lessor entity and an equity contribution by the lessor entity, which in turn leases the facilities to THC of Ohio under a five-year operating lease. The debt and equity percentages of the transaction were 85% and 15%, respectively, at December 31, 2003. The THC of Ohio payment under the lease obligation was equal to interest and principal payments on the first mortgage debt based on a 25-year amortization schedule, interest expense from two derivative contracts on the mortgage debt and a stipulated return on the lessor entity’s equity investment. During the years ended December 31, 2004, 2003 and 2002, lease expense under the THC of Ohio lease agreements was $6,213, $6,220 and $6,254, respectively. This lease arrangement was restructured effective December 30, 2004 (see Tandem Health Care of Ohio Lease Refinancing below).

Tandem Health Care of Ohio Lease Refinancing
          On December 30, 2004, THC of Ohio entered into a replacement lease on eight Ohio nursing facilities. The new lease replaced the original lease, which was entered into on March 1, 2000, and was scheduled to mature on February 28, 2005. The new lease provides for substantially the same economic terms, lease provisions and structure as the maturing lease, has a term of 60 months, and is guaranteed by the Company. The new lease is an operating lease for financial reporting purposes. During the six months ended June 30, 2005 (unaudited), lease expense under this agreement was $2,487.
          The lease terms are specified collectively in a Master Lease, Participation Agreement, and Receivables Purchase Agreement. Lease payments consist of a fixed rent payment of $50 per month, plus a variable LIBOR-based return on investment on the lessor equity and receivables purchase components of the property cost (as defined). The lessor equity equaled 20% ($7,505) and the receivables purchase component equaled 80% ($30,020) of the property cost of $37,525 at the inception of the lease. The receivables purchase component is amortized monthly by the amount of the monthly fixed rent.
          In conjunction with this transaction and the purchase of six other Ohio facilities (see Note 5), THC of Ohio paid off all cross-collateralized, unamortized seller subordinated debt from the original March 1, 2000, transaction.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Other Leases
          The Company leases certain facilities and office space under operating leases with lease terms of 5 to 15 years. Certain of these lease agreements contain escalators and provide renewal options for terms ranging from 5 to 13 years.
          Certain of these lease agreements are secured by the assets of the leased facilities. The net book value of the assets provided as security was $4,055, $3,614 and $3,086 as of June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively.
          Certain of these lease agreements require the Company to comply with certain financial covenants, all of which were complied with or waived and amended as of June 30, 2005 (unaudited) and December 31, 2004, 2003 and 2002.

Future Minimum Lease Payments
The following details the Company’s future minimum lease payments under the noncancelable operating leases mentioned above:

Fiscal Year	Amount

2005	$18,200
2006	17,490
2007	17,641
2008	17,037
2009	11,360
Thereafter	19,513

$101,241

16.     Derivative Financial Instruments
          In May 2005, the Company entered into an interest rate swap agreement to hedge certain lease commitments. This agreement had a notional amount of $29,720 at June 30, 2005 (unaudited) and expires December 30, 2009. The Company recorded a liability related to this swap of $234 at June 30, 2005 (unaudited), which is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.
          Amounts receivable and payable under this agreement are recorded as an adjustment to lease expense. These adjustments totaled $64 for the six months ended June 30, 2005 (unaudited).
          The Company had two interest rate swap agreements with a total notional amount at December 31, 2004, of $30,453. These two interest rate swap agreements expired on February 28, 2005, and March 1, 2005. The Company had three interest rate swap agreements with a total notional amount at December 31, 2003, of $40,095. The Company recorded liabilities relating to its derivative financial instruments totaling $236 and $1,968 at December 31, 2004 and 2003, respectively. These liabilities are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.
          Amounts receivable or payable under the two swap agreements hedging lease commitments were recorded as an adjustment to lease expense. These adjustments increased lease expense by $1,792, $1,401 and $1,680 for the years ended December 31, 2004, 2003, and 2002, respectively. Amounts receivable or payable under the third swap agreement, which hedged variable-rate debt, were recorded as an adjustment to interest expense. This swap matured in 2003 and adjustments increased interest expense by $570 and $470 for the years ended December 31, 2003 and 2002.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
          On December 30, 2004, the lease commitments underlying the cash flow hedges were restructured. In accordance with Company policy, hedge accounting was discontinued prospectively and $142 of other comprehensive loss was recognized in income. The derivatives, which matured by March 1, 2005, were carried on the consolidated balance sheet at fair market value. Changes in fair market value up to maturity were recognized in current earnings, and totaled $205 for the six months ended June 30, 2005 (unaudited).
          A forward Treasury rate lock contract matured on December 2, 2003. The Company recorded $902 in other comprehensive losses over the life of this contract. The other comprehensive loss is being amortized through December 31, 2008, the term of the financing for which the rate was locked. The Company recognized expense of $163 during 2004 and expects to recognize expense of $185 during 2005 as a result of this amortization.
17.     Income Taxes
The (benefit) provision for income taxes is comprised of the following:

	Six Months Ended	Years Ended December 31
	June 30, 2005
	(unaudited)	2004	2003	2002

Current provision	$215	$160	$313	$213
Utilization of net operating losses	3,717	—	(2,207)	(512)
Deferred provision (benefit) — federal	432	2,359	(1,862)	850
Deferred provision (benefit) — state	55	298	(235)	107
Valuation allowance	(128)	(6,936)	8,191	—

Net income tax (benefit) provision	$4,291	$(4,119)	$4,200	$658

Deferred taxes are comprised of the following components:

	June 30	December 31
	2005
	(unaudited)	2004	2003

Net operating loss carryforwards	$1,763	$5,480	$1,138
Vacation accrual	1,494	1,384	1,520
Allowance for doubtful accounts	2,090	1,846	2,615
Mark-to-market adjustment of derivative instruments	93	90	787
Accrued self insurance	6,093	6,109	4,516
Deferred lease expense	945	900	1,338
Depreciation and amortization	(12,095)	(11,514)	(4,423)
Other, net	901	1,193	1,336

	1,284	5,488	8,827
Less valuation allowance	(1,763)	(1,891)	(8,827)

Net deferred tax asset	(479)	3,597	—
Less current portion of deferred income taxes	3,695	7,519	—

Net long-term deferred tax liability	$(4,174)	$(3,922)	$—

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
The following is a reconciliation of the federal and state statutory rates to the Company’s effective tax rate, stated as a percentage of pre-tax income.

	June 30	December 31
	2005
	(unaudited)	2004	2003	2002

Statutory federal income tax rate	34.00%	34.00%	34.00%	34.00%
State income taxes	4.29%	4.29%	4.29%	4.29%
State NOL (benefit) expense	1.05%	(4.50)%	7.84%	(17.11)%
Change in valuation allowance	(1.05)%	(94.57)%	(112.44)%	0.00%
Other state tax adjustments	(1.35)%	3.23%	(1.96)%	3.47%
Tax credits	(1.40)%	(3.01)%	5.09%	(9.44)%
Permanent tax differences	(0.29)%	1.14%	(5.29)%	16.69%
Miscellaneous adjustments	(0.03)%	3.26%	10.82%	4.55%

Effective tax rate	35.22%	(56.16)%	(57.65)%	36.45%

          At December 31, 2004, the Company had federal net operating loss carryforwards of $10,554 and state net operating loss carryforwards of $41,352 that expire in 2020 through 2024. The realization of these tax benefits is contingent upon future taxable income.
          In accordance with SFAS No. 109, in 2003 the Company recorded an $8,191 charge as part of its income tax provision to establish a valuation allowance for all of its net deferred tax assets in recognition of uncertainty regarding full realization. Management believes that the Company’s earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided. Management has determined that the risk of realization of the deferred tax assets at December 31, 2004, is limited to the state income tax net operating loss carryforwards. The valuation allowance was adjusted accordingly and was reduced by $6,936 in 2004. The Company provided a valuation allowance of $1,763, $1,891 and $8,827 against the Company’s deferred tax assets at June 30, 2005 (unaudited), and December 31, 2004 and 2003, respectively.
18.     Stock Options and Warrants
     Founder’s Options

On April 28, 1998, and as subsequently amended, the Company approved a stock option plan (the Option Plan) whereby 1,957,414 authorized common shares are reserved for issuance by the Company upon exercise of stock options granted to two officers of the Company. Options constitute both incentive stock options and nonqualified stock options. The following details the options granted by the Company.
     Class I — Nonqualified Stock Options

Options to purchase 142,241 shares of common stock at $.40 per share are exercisable at a rate of 25% annually with the first 25% exercisable on the one-year anniversary of the date of grant (March 25, 1999). All unexercised options expire upon the earlier of March 24, 2008, or termination of employment. None of the Class I options were exercised during the six months ended June 30, 2005 (unaudited). During 2004, options to purchase 71,120 shares of common stock were exercised. None of the Class I options were exercised in 2003. At June 30, 2005 (unaudited) and December 31,

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

2004, 71,121 of the Class I options were exercisable. At December 31, 2003, 142,241 of the Class I options were exercisable.
     Class II — Incentive Stock Options

Options to purchase 142,241 shares of common stock at $.44 per share are exercisable at a rate of 25% annually with the first 25% exercisable on the one-year anniversary of the date of the grant (March 25, 1999). All unexercised options expire upon the earlier of March 24, 2008, or termination of employment. None of the Class II options were exercised during the six months ended June 30, 2005 (unaudited). During 2004, options to purchase 71,120 shares of common stock were exercised. None of the Class II options were exercised in 2003. At June 30, 2005 (unaudited) and December 31, 2004, 71,121 of the Class II options were exercisable. At December 31, 2003, 142,241 of the Class II options were exercisable.
     Class III — Incentive Stock Options

Options to purchase 853,450 shares of common stock at $.44 per share are exercisable at a rate of 25% annually with the first 25% exercisable on the six-year anniversary of the date of the grant (March 25, 2004). Acceleration of the exercise date may occur if certain earnings targets are met, the Company consummates an initial public offering, or there is a change in ownership control, all as defined in the option agreements. All unexercised options expire upon the earlier of March 24, 2008, or termination of employment. During 2005, options to purchase 45,000 shares of common stock were exercised. During 2004, options to purchase 35,000 shares of common stock were exercised. None of the Class III options were exercised in 2003. The total of Class III options that were exercisable at June 30, 2005 (unaudited) and December 31, 2004 and 2003 was 773,450, 818,450, and 661,059, respectively. Compensation expense of $0, $1, $2 and $2 was recorded relative to the Class III options for the six months ended June 30, 2005 (unaudited) and the years ended December 31, 2004, 2003 and 2002, respectively.
     Class IV — Nonqualified Stock Options

Options to purchase 284,482 shares of common stock at $.40 per share are exercisable at a rate of 25% annually with the first 25% exercisable on the six-year anniversary of the date of the grant (March 25, 2004). Acceleration of the exercise date may occur if certain earnings targets are met, the Company consummates an initial public offering, or there is a change in ownership control, all as defined in the option agreement. All unexercised options expire upon the earlier of March 24, 2008, or termination of employment.

During 2005, options to purchase 35,561 shares of common stock were exercised. During 2004, options to purchase 64,863 shares of common stock were exercised. None of the Class IV options were exercised in 2003. The total of the Class IV options that were exercisable at June 30, 2005, was 100,423. The total of the Class IV options that were exercisable at December 31, 2004 and 2003 was 64,864 and 58,606, respectively. Compensation expense of $0, $3, $4, and $4 was recorded relative to the Class IV options for the six months ended June 30, 2005 (unaudited) and the years ended December 31, 2004, 2003 and 2002, respectively.

Management Stock Options

As of June 30, 2005, the Option Plan authorized 2,045,000 shares for issuance as nonqualified stock options to management level employees and independent directors of the Company. Options granted vest at a rate of 25% per year beginning with the first anniversary date and expire ten years from the grant date.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
          During the twelve months ended June 30, 2005 the Company granted options to purchase common stock to its employees as shown in the following table.

			Weighted Average
	Number of Options		Fair Value of	Weighted Average
	Granted	Exercise Price	Common Stock	Intrinsic Value

September 30, 2004	73,500	$1.00	$1.00	$—
December 31, 2004	39,000	$1.00	$1.00	$—
March 31, 2005	391,500	$1.80	$2.40	$0.60
June 30, 2005	286,000	$1.80	$9.37	$7.57
          The fair value of the common stock for options granted during the period July 1, 2004 through December 31, 2004 was estimated by management. The Company believes that for this period of time, its common shares were reasonably valued at $1.00 per share. The exercise price of the options granted during the period January 1, 2005 through March 31, 2005 was based on a fair value determined contemporaneously with the grants. The difference between the exercise price of these grants and the fair value of the options granted during the period January 1, 2005 through March 31, 2005 was due to a discount applied in the contemporaneous valuation due to the lack of marketability of the stock during this period. The fair value of the common stock for options granted during the period April 1, 2005 through June 30, 2005 was estimated by management.
          Subsequently, we reassessed the valuations of common stock relating to grants of options during the 12 months ended June 30, 2005. This reassessment resulted in revised management estimates of the fair value of the common stock for options granted during the six months ended June 30, 2005 and no change in the estimate of the fair value of the common stock for options granted during the six months ended December 31, 2004. As such the options granted during the six months ended June 30, 2005 have intrinsic value. The intrinsic value per share is being recognized as compensation expense over the applicable vesting period. For the six months ended June 30, 2005, $118 of compensation expense related to the intrinsic value of stock options is reported in general and administrative expenses in the accompanying consolidated statements of operations.
          The Company used the market approach to estimate the value of the enterprise for the options granted during the period April 1, 2005 though June 30, 2005. The market approach involves direct comparisons to other enterprises and their equity securities to estimate the fair value of the common stock related to the options grants.
          We applied public company multiples to the average of our forecasted 2005 and 2006 calendar year results to determine an estimated enterprise value, which was then adjusted for our outstanding debt, the impact of redemption of redeemable preferred stock and the dividends on our redeemable preferred stock to arrive at an estimated equity value. This equity value was then allocated to our convertible preferred stock and common share equivalents on a fully diluted basis to arrive at an estimated per share value.
          Our 2005 and 2006 calendar year forecasts are based on expected annual growth rates. The assumptions underlying the estimates are consistent with our business plan. There is inherent uncertainty in these estimates.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
          The following tables summarize the activity relating to the management stock option plan.

		Weighted-average
	Shares	Exercise Price

Outstanding at January 1, 2002	718,000	$0.88
Granted	439,500	1.00
Forfeited	(122,000)	0.88

Outstanding at December 31, 2002	1,035,500	0.93
Granted	286,000	1.00
Forfeited	(146,500)	0.96

Outstanding at December 31, 2003	1,175,000	0.94
Granted	273,500	1.00
Forfeited	(56,000)	0.97

Outstanding at December 31, 2004	1,392,500	0.95
Granted	677,500	1.80
Forfeited	(68,500)	1.01

Outstanding at June 30, 2005 (unaudited)	2,001,500	$1.24
Options exercisable at:
December 31, 2002	328,591	0.93
December 31, 2003	496,966	0.94
December 31, 2004	724,249	$0.95
June 30, 2005 (unaudited)	870,375	$0.93
The following tables summarize information about options outstanding and options exercisable at December 31, 2004:

	Options Outstanding		Weighted Average
			Remaining
Range of		Weighted Average	Contractual Life in
Exercise Prices	Number Outstanding	Exercise Price	Years

$0.40 - $0.45	158,000	$0.44	3.8
$0.60 - $0.85	153,000	$0.62	5.7
$1.00 - $1.25	944,500	$1.00	8.6
$1.60 - $1.80	137,000	$1.60	5.3

	1,392,500	$0.95	8.0

	Options Exercisable

Range of		Weighted Average
Exercise Prices	Number Exercisable	Exercise Price

$0.40 - $0.45	158,000	$0.44
$0.60 - $0.85	121,125	$0.63
$1.00 - $1.25	307,375	$1.00
$1.60 - $1.80	137,000	$1.60

	724,249	$0.95

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Warrants
          Under the terms of a warrant agreement with HC REIT, a healthcare real estate investment trust (the REIT), the REIT currently has rights to obtain shares of common stock. The agreement contains antidilution provisions that adjust the number of warrant shares for certain subsequent issuances of stock options or other stock rights outside of the existing plan. The fair value at the date of grant was minimal. The Company is currently engaged in negotiations with the REIT over the interpretation and applicability of the antidilution provision (see Note 22).
          In conjunction with the Company’s purchase of the majority interest in THC of Virginia on February 1, 1999, the Company granted warrants to SP Enterprises to purchase 189,517 shares of THC, Inc. common stock at $.40 per share. The fair value at the date of grant was minimal. The warrants vest at 1/12 of the total warrant shares granted for each development project completed by SP Enterprises on behalf of the Company and its subsidiaries. As of June 30, 2005 (unaudited) and December 31, 2004 and 2003, SP Enterprises had completed eight development projects and had vested in 126,344 shares.
          As partial consideration for the purchase of the assets of Long Term Care Management, Inc., the Company issued warrants for 100,000 shares of THC, Inc. common stock at an exercise price of $1.25 per share to James Renacci, the seller. Warrants vest at the rate of 25% per year beginning on December 31, 2001. The fair value at the date of grant was minimal. Vested warrants as of June 30, 2005 (unaudited) and December 31, 2004 and 2003, were 100,000, 100,000 and 75,000, respectively.

19.	Retirement Plan
          The Company has a 401(k) retirement plan that benefits employees who complete 1,000 worked hours within the 12-month period beginning on the date of hire. Under the terms of the Plan, employees may contribute up to 90% of their total compensation, as defined by the Plan, with a calendar-year maximum equal to the calendar-year maximum as set by the Internal Revenue Service. The Company does not match employee contributions or make discretionary contributions to the Plan.

20.	Business Segments
          The Company operates three reportable business segments: (1) inpatient services, (2) rehabilitation therapy, and (3) other. We have aggregated our operations into these segments based on the characteristics of the services provided. The inpatient services segment operates skilled nursing facilities, assisted living facilities, and independent living facilities. The rehabilitation therapy segment provides physical, speech, and occupational therapy primarily to patients of skilled nursing facilities, including some of the facilities in our inpatient services segment. The other segment provides hospice, mobile diagnostic imaging, and institutional pharmacy services primarily to patients of long-term healthcare facilities, including some facilities in our inpatient services segment. Also included in this segment are our captive insurance company, management contracts and corporate overhead.
The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (See Note 2). The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses. The operating margin does not include allocated corporate overhead, lease expense, depreciation, amortization, interest or income taxes. The Company does not report asset information, including capital expenditures, by segment.

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
The following is a financial summary by reportable segment for the periods indicated.

	Six Months
	Ended	Years Ended
	June 30	December 31
	2005
	(Unaudited)	2004	2003	2002

Revenues:
Inpatient services	$197,909	$353,085	$325,191	$298,246
Rehabilitation therapy	39,712	28,579	23,341	18,800
Other	42,567	50,983	30,767	21,329

	280,188	432,647	379,299	338,375
Intercompany revenues:
Rehabilitation therapy	(14,733)	(24,280)	(22,290)	(18,455)
Other	(18,074)	(28,657)	(24,456)	(20,831)

	(32,807)	(52,937)	(46,746)	(39,286)

Consolidated revenue	247,381	379,710	332,553	299,089

Operating margin:
Inpatient services	40,282	70,742	55,121	56,243
Rehabilitation therapy	3,508	105	153	585
Other	8,507	3,308	2,783	1,738

	52,297	74,155	58,057	58,566
Intercompany operating margin:
Other	(15,511)	(27,354)	(24,045)	(20,831)

Consolidated operating margin	36,786	46,801	34,012	37,735
Lease expense	9,651	20,555	21,921	19,098
Depreciation and amortization	6,969	10,430	10,468	7,835
Interest	7,984	8,482	8,908	8,910

Income (loss) from continuing operations before taxes	$12,182	$7,334	$(7,285)	$1,892

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

21.	Earnings (Loss) Per Common Share
The following table sets forth the calculation of earnings (loss) per share (EPS):

	Six Months
	Ended		Years Ended
	June 30 2005		December 31
	(Unaudited)	2004	2003	2002

Numerator:
Net income (loss)	$7,891	$11,453	$(11,485)	$1,234
Unaccrued, undeclared convertible preferred stock dividends	(1,191)	(1,582)	(1,431)	(1,174)
Unaccrued, undeclared redeemable preferred stock dividends	(3,177)	(4,745)	(4,292)	(3,521)

Net income (loss) available to common stockholders for basic EPS	3,523	5,126	(17,208)	(3,461)
Dividends on convertible preferred stock	1,191	1,582	1,431	1,174

Net income (loss) available to common stockholders for diluted EPS	$4,714	$6,708	$(15,777)	$(2,287)

Denominator:
Weighted average shares outstanding for basic EPS	1,504,239	1,374,317	1,232,760	1,232,760
Effect of dilutive securities:
Convertible preferred stock	14,708,318	11,650,680	—	—
Effect of dilutive stock options and warrants	2,313,002	1,169,933	—	—

Shares used in computing diluted EPS	18,525,559	14,194,930	1,232,760	1,232,760

Basic earnings (loss) per common share:
Net income (loss)	$2.34	$3.73	$(13.96)	$(2.81)

Diluted earnings (loss) per common share:
Net income (loss)	$0.25	$0.47	$(13.96)	$(2.81)

          Certain shares issuable upon the exercise of stock options and warrants have been excluded from the computation of diluted net income (loss) per share because the effect of their inclusion would be anti-dilutive. The following table summarizes those that are excluded in each period because they are anti-dilutive.

	Six Months
	Ended June 30	Years Ended December 31
	2005
	(Unaudited)	2004	2003	2002

Stock options	—	—	1,744,798	1,795,091
Warrants — Health Care REIT	—	—	189,655	189,655
Warrants — Smith-Packett	—	—	126,344	94,758
Warrants — Renacci	—	100,000	100,000	100,000

Tandem Health Care, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
22. Subsequent Events (unaudited)
          On September 8, 2005, the Company signed an agreement with the REIT that amended the master lease agreement and cancelled and replaced the original warrant agreement. The amendment to the master lease agreement modified certain covenants, but the terms of the lease agreement were substantially unchanged. The new warrant entitles the REIT to purchase up to 100,000 shares of the Company’s common stock for $0.00008, contains certain put rights and registration rights consistent with the prior agreement and is exercisable for ten years. The Company paid the REIT $500 as additional consideration in exchange for cancellation of the original warrant agreement.
          On August 24, 2005, the Company signed an agreement with Behrman that superceded and terminated the financial advisor fee letter with Behrman dated March 25, 1998. The new agreement provides for termination of the agreement on the consummation of an initial public offering and a termination fee of 2.0% of the aggregate gross offering proceeds of a consummated initial public offering.

KPMG LLP
Suite 200
30 North Third Street
PO Box 1190
Harrisburg, PA 17108-1190
Independent Auditors’ Report
The Board of Directors
Diakon Lutheran Social Ministries:
          We have audited the accompanying combined balance sheets of the Fifteen Facilities at Nine Locations Acquired by Tandem Healthcare, Inc. from Diakon Lutheran Social Ministries (Acquired Facilities) as described in Note 1, as of April 30, 2005 and December 31, 2004 and 2003, and the related combined statements of operations and changes in net assets and cash flows for the four months ended April 30, 2005 and for the years ended December 31, 2004 and 2003. These combined financial statements are the responsibility of the Acquired Facilities’ management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Acquired Facilities’ internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Acquired Facilities as of April 30, 2005 and December 31, 2004 and 2003, and the results of their operations and changes in net assets and their cash flows for the four months ended April 30, 2005 and for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.
          Our audits were made for the purpose of forming an opinion on the combined financial statements taken as a whole. The supplementary information included as Schedule II — Valuation of Qualifying Accounts is presented for purposes of additional analysis and is not a required part of the combined financial statements. Such information has been subjected to the auditing procedures applied in the audits of the combined financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Harrisburg, Pennsylvania
September 13, 2005

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Combined Balance Sheets
April 30, 2005 and December 31, 2004 and 2003

	April 30,	December 31,	December 31,
	2005	2004	2003

Assets:
Current assets:
Cash and cash equivalents	$6,400	6,400	6,350
Assets limited as to use — required for current liabilities	289,552	398,048	854,920
Accounts receivable (net of allowance for doubtful accounts of $1,005,185, $1,081,710 and $739,844):
Patients and residents	8,311,769	7,133,992	7,333,602
Estimated third party payor settlements	700,533	823,725	868,698
Prepaid expenses	542,370	202,436	243,999
Other assets	70,836	386,006	—

Total current assets	9,921,460	8,950,607	9,307,569

Assets limited as to use, net of current portion	4,164,368	4,316,461	4,723,405
Land, buildings, and equipment, net	28,783,922	29,404,630	31,200,768
Other assets:
Deferred debt issuance costs, net	1,276,826	1,313,466	1,395,179
Other assets	4,990	4,990	2,042

Total assets	$44,151,566	43,990,154	46,628,963

Liabilities and Net Assets:
Current liabilities:
Accounts payable — trade	$1,558,785	1,891,951	1,650,602
Accrued expenses	1,687,305	1,176,913	2,327,999
Deposits — patients and residents	311,355	311,900	328,420
Estimated third party payor settlements	55,981	613,340	3,926
Current maturities of long-term debt	1,071,782	1,013,744	403,673
Other current liabilities	2,217,872	2,055,814	2,045,770

Total current liabilities	6,903,080	7,063,662	6,760,390

Deferred revenue — entrance agreements	2,586,820	2,920,023	2,680,899
Pension liability	568,706	580,799	582,294
Accrued workers’ compensation	2,717,830	2,071,231	1,687,010
Swap agreements	1,862,343	1,709,136	1,546,748
Long-term debt, less current maturities	22,356,028	23,167,309	24,198,484

Total liabilities	36,994,807	37,512,160	37,455,825

Net assets:
Net equity of Diakon/unrestricted	7,149,058	6,417,284	9,145,802
Temporarily restricted	7,701	60,710	27,336

Total net assets	7,156,759	6,477,994	9,173,138

Total liabilities and net assets	$44,151,566	43,990,154	46,628,963

See accompanying notes to combined financial statements.

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Combined Statements of Operations and Changes in Net Assets
Four months ended April 30, 2005 and years ended December 31, 2004 and 2003

	Four Months	Year Ended	Year Ended
	Ended April 30,	December 31,	December 31,
	2005	2004	2003

Operating revenues, gains and other support:
Patient and resident service revenue, net of contractual allowances	$24,768,677	72,887,550	67,514,397
Patient and resident service revenue — nursing home assessment (see note 3)	9,620,661	—	—
Amortization of entrance fees	58,384	302,581	114,975
Other fees and services	101,245	320,156	280,817
Contributions and bequests	9,441	302,055	172,252
Investment income, net of expenses	4,992	13,048	74,625
Net assets released from restrictions — operations	30,886	62,332	42,855

Total operating revenues, gains and other support	34,594,286	73,887,722	68,199,921

Expenses:
Salaries and wages	9,819,319	28,603,103	28,469,769
Employee benefits and other staff costs	2,942,461	9,142,998	8,636,057
General and administrative allocated costs	2,516,888	8,126,178	7,821,940
Other expenses	7,368,852	19,772,845	19,417,557
Nursing home assessment (see note 3)	8,357,062	—	—
Interest	352,721	1,092,718	1,075,623
Depreciation	908,428	2,779,652	2,924,696

Total expenses	32,265,731	69,517,494	68,345,642

Operating income (loss)	2,328,555	4,370,228	(145,721)
Loss from early extinguishment of debt	—	—	(449,508)
Decrease in fair value of swap agreements	(361,928)	(560,264)	(46,837)

Excess (deficiency) of operating revenues, gains and other support over expenses	1,966,627	3,809,964	(642,066)

Other changes:
Net assets released from restrictions — capital	48,685	10,857	17,485
(Increase) decrease in minimum pension liability	—	(112,975)	593,532
(Increase) decrease in fair value of swap agreements	208,721	397,876	347,831
Transfer (to) from Diakon	(1,492,259)	(6,834,240)	104,393

Total other changes	(1,234,853)	(6,538,482)	1,063,241

Increase (decrease) in net equity of Diakon unrestricted	731,774	(2,728,518)	421,175

Temporarily restricted net assets:
Contributions and bequests	$26,562	106,563	76,507
Net assets released from restrictions — operations	(30,886)	(62,332)	(42,855)
Net assets released from restrictions — capital	(48,685)	(10,857)	(17,485)

(Decrease) increase in temporarily restricted net assets	(53,009)	33,374	16,167

Increase (decrease) in net assets	678,765	(2,695,144)	437,342
Net assets, beginning of period	6,477,994	9,173,138	8,735,796

Net assets, end of period	$7,156,759	6,477,994	9,173,138

See accompanying notes to combined financial statements.

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Combined Statements of Cash Flows
Four months ended April 30, 2005 and years ended December 31, 2004 and 2003

	Four Months	Year Ended	Year Ended
	Ended April 30,	December 31,	December 31,
	2005	2004	2003

Cash flows from operating activities:
Increase (decrease) in net assets	$678,765	(2,695,144)	437,342
Adjustments to reconcile increase (decrease) in net assets to net cash provided by operating activities:
Depreciation and amortization	945,068	2,861,365	2,924,696
Amortization of entrance fees	(58,384)	(302,581)	(114,975)
Gain (loss) on swap agreements	153,207	162,388	(300,994)
Loss from early extinguishment of debt	—	—	449,508
Restricted contributions and bequests	(26,562)	(106,563)	(76,507)
Change in minimum pension liability	—	112,975	(593,532)
Provision for bad debts	121,365	659,310	593,445
Transfer to Diakon	1,492,259	6,834,240	(104,393)
Change in assets and liabilities:
Accounts receivable	(1,299,142)	(459,700)	49,378
Estimated third party payor settlements	(434,167)	654,387	(823,011)
Prepaid expenses and other current assets	(24,764)	(344,443)	103,826
Other assets	—	(2,948)	(450,253)
Workers’ compensation	831,108	377,435	374,358
Accounts payable, accrued expenses and other liabilities	142,682	(1,007,377)	137,684
Deposits — patients and residents	(545)	(16,520)	68,636

Net cash provided by operating activities	2,520,890	6,726,824	2,675,208

Cash flows from investing activities:
Changes in assets limited as to use, net	260,589	863,816	(1,574,394)
Purchase of property and equipment	(287,720)	(983,514)	(1,308,673)

Net cash used in investing activities	(27,131)	(119,698)	(2,883,067)

Cash flows from financing activities:
Payment of long-term debt	(753,243)	(421,104)	(11,300,195)
Proceeds from issuance of debt	—	—	11,442,000
Payment of bond issuance costs	—	—	(318,695)
Proceeds from restricted contributions	26,562	106,563	76,507
Transfers to Diakon	(1,492,259)	(6,834,240)	104,394
Proceeds from entrance fees	—	654,522	941,286
Refunds on entrance fees	(274,819)	(112,817)	(737,388)

Net cash (used in) provided by financing activities	(2,493,759)	(6,607,076)	207,909

Net increase in cash and cash equivalents	—	50	50
Cash and cash equivalents, beginning of year	6,400	6,350	6,300

Cash and cash equivalents, end of year	$6,400	6,400	6,350

See accompanying notes to combined financial statements.

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements
April 30, 2005 and December 31, 2004 and 2003

(1)	Summary of Significant Accounting Policies

(a)	Background and Basis of Presentation
          Diakon Lutheran Social Ministries (“Diakon”) has completed a strategic process which resulted in a decision to refocus its resources and reshape its ministry to concentrate on Family and Community Ministries (“FCM”), and retirement living communities that provide a continuum of services (“Senior Living Services”). As a result, on February 15, 2005, Diakon entered into a Definitive Purchase Agreement with Tandem Health Care to sell the fifteen free standing nursing care, assisted living and independent living centers’ land, building and equipment at nine service locations (collectively, the “Acquired Facilities”) in Pennsylvania and Maryland. All other assets and all liabilities related to the Acquired Facilities remained with Diakon after the closing of the transaction. The transaction closed and was effective as of April 30, 2005 and these combined financial statements reflect the financial position and results of operations of the Acquired Facilities.
          Diakon is the sole member of Lutheran Services Northeast and Controlled Entities (“LSN”), Tressler Lutheran Services and Controlled Entities (“TLS”), and Diakon Lutheran Fund (“DLF”). Diakon is affiliated with the Evangelical Lutheran Church in America (“ELCA”) through Lutheran Services in America (“LSA”), the membership alliance of Lutheran social ministry organizations and the church bodies. Diakon has a relationship with the following participating ELCA synods: Delaware-Maryland, Lower Susquehanna, Northeastern Pennsylvania, Southeastern Pennsylvania, and Upper Susquehanna. In accordance with Diakon’s bylaws, the bishops of the synods elect the majority of the Diakon board of directors. The Board of Diakon, in its role as sole member, appoints the boards for LSN, TLS, and DLF. The Acquired Facilities were divisions of LSN and TLS.
          Transactions occur in the normal course of business among Diakon, LSN, TLS and other affiliated organizations collectively referred to as Diakon. The Acquired Facilities’ combined financial statements are presented for the purposes of complying with the Securities and Exchange Commission’s rules and regulations regarding acquired businesses.
The following table details the specific facilities and the number of beds/units that operate under each of the Acquired Facilities:

		Assisted Living	Independent
	Nursing Beds	Beds	Living Units

Penn Lutheran Village	159	—	64
Locust Grove Retirement Village	79	—	14
St. Luke Village	224	—	28
Luther Ridge at Seiders Hill	—	104	—
Perry Village	123	—	—
Susquehanna Lutheran Village	194	—	10
Pennknoll Village	133	—	—
Frostburg Village of Alleghany County	122	33	—
The Lutheran Village at Harbor Pointe	—	40	12

Total	1,034	177	128

          The combined financial statements of the Acquired Facilities reflect the historical accounts of the facilities, including allocations of general and administrative expenses and certain employee benefit costs from the Diakon support services office to the individual facilities. Such support services office allocations

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)
are calculated based on relative operating costs and employee benefit costs are allocated based on payroll costs incurred, and are based on determinations that management believes to be reasonable. Accordingly, expense allocations to the Acquired Facilities may not be representative of the costs of such services to be incurred in the future (see Notes 11 and 12).

(b)	Basis of Combination
          These combined financial statements have been prepared to focus on the Acquired Facilities as a whole. All material intercompany and inter-division transactions have been eliminated.

(c)	Basis of Accounting
          These combined financial statements are prepared on the accrual basis of accounting and present balances and transactions according to the existence or absence of donor-imposed restrictions.
          Diakon transfers excess cash from and makes working capital advances and corporate allocations to the Acquired Facilities. These advances include amounts to fund cash shortfalls, capital expenditures, advances for accounts payable and amounts paid for employee benefits and other programs administered by Diakon. No interest is charged by or to Diakon as a result of the net balance of these transactions. The resulting net balance of the aforementioned transactions, Diakon’s initial investment in the Acquired Facilities and the cumulative income/ deficit of the Acquired Facilities are classified as Net equity of Diakon — unrestricted in the accompanying combined balance sheets.
          Revenues are reported as increases in unrestricted net assets unless use of the related assets is limited by donor-imposed restrictions. Expenses are reported as decreases in unrestricted net assets. Expirations of temporary restrictions on net assets (i.e., the donor-stipulated purpose has been fulfilled and/or the stipulated time period has lapsed) are reported as net assets released from restrictions on the combined statements of operations and changes in net assets.
There are three classes of net assets — permanently restricted, temporarily restricted, and unrestricted.

Permanently restricted net assets are net assets subject to donor-imposed stipulations that are required to be maintained permanently by the Acquired Facilities. Generally, the donors of these assets permit the institution to use all or part of the income earned on related investments for general or specific purposes. There were no such net assets attributable to the Acquired Facilities.

Temporarily restricted net assets are net assets subject to donor-imposed stipulations that may or will be met by actions of the Acquired Facilities and/or the passage of time.

Net equity of Diakon — unrestricted is net equity not subject to donor-imposed stipulations and as the Acquired Facilities are operating divisions, the net equity of Diakon in the Acquired Facilities is classified as Net equity of Diakon — unrestricted in the combined balance sheet at the end of each period presented and represents unrestricted net assets.

(d)	Contributions and Donor Restrictions
          Contributions received with donor-imposed restrictions that are met in the same year as received are reported as increases in temporarily restricted net assets, and reclassified to unrestricted net assets as net assets released from restrictions. These contributions are allocated to the facilities based on management’s assessment of the project and donor’s intent.
          Contributions, including unconditional promises to give, if any, are recognized as revenues in the period received. Conditional promises to give are not recognized until they become unconditional, that is

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)
when the conditions on which they depend are substantially met. Contributions of assets other than cash are recorded at their estimated fair value as of the date of contributions.

(e)	Assets Limited as to Use
          Assets limited as to use include assets held by trustees under bond indentures and resident custodial funds. Investment income and gains and losses on assets limited as to use are included in investment income in unrestricted net assets. Assets limited as to use related to bond indentures have been allocated to the Acquired Facilities in proportion to the long-term debt balance of the Acquired Facilities compared to the long-term debt balances of Diakon. See Note 6 for the method used to assign long-term debt to the Acquired Facilities.

(f)	Net Patient and Resident Services Revenue
          Net patient and resident services revenue is reported at the estimated net realizable amount to be received from patients, residents, and others including Medicare, Medicaid, and other third party payors for services rendered. The Acquired Facilities derive a significant portion of their revenues from federal and state reimbursement programs. These reimbursements are subject to audit. All of the skilled nursing facilities within the Acquired Facilities are certified to receive benefits under Medicare and Medicaid.
          Skilled nursing services provided to Medicare beneficiaries are paid under terms of a prospective payment system at predetermined rates based on clinical diagnostic and other factors.
          Nursing services provided to Medicaid beneficiaries are paid at prospectively determined rates per day. These rates vary according to a resident classification system that is based on clinical diagnostic and other factors, and the reimbursement methodology is subject to various limitations and adjustments. The Acquired Facilities’ current concentration of skilled nursing facilities in Pennsylvania exposes them to the risk of changes in Medicaid reimbursement in this state.
          Revenues from Medicare represent approximately 11%, 11% and 12% of combined patient and resident service revenue, net of contractual allowances for the periods ended April 30, 2005 and December 31, 2004 and 2003, respectively and Medicare receivables represent approximately 15%, 15% and 18% of combined patient and resident accounts receivable at April 30, 2005 and December 31, 2004 and 2003, respectively. Revenues from Medicaid represent approximately 51%, 47% and 44% of combined patient and resident service revenue, net of contractual allowances for the periods ended April 30, 2005 and December 31, 2004 and 2003, respectively and Medicaid receivables represent approximately 37%, 33% and 34% of combined patient and resident accounts receivable at April 30, 2005 and December 31, 2004 and 2003, respectively. The percentages listed above exclude the effect of the Pennsylvania Nursing Home Assessment described in Note 3.

(g)	Charity Care
          The Acquired Facilities maintain records to identify and monitor the amount of charity care provided to patients and residents under their charity care policy, and the estimated cost of those services.
          Subsidies and support of those in need include services provided to persons who cannot afford health care because of inadequate resources.

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)
The value of charity care provided during the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003 was as follows:

	2005	2004	2003

Charity care in support of those in need	$52,985	214,302	168,615

(h)	Investments and Investment Income
Investments are measured at fair value in the combined balance sheets.
          Certain assets limited as to use are maintained in investment pools (pooled funds). To equitably allocate investment income, including gains and losses, each participating fund is assigned a number of units using the market value method.
          Investment income and gains (losses) on sale of investments are added to (deducted from) the appropriate net asset classification depending on the existence of donor-imposed restrictions.
          A decline in market value of any investment below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to realized losses and a new cost basis for the investment is established. For the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, no such amounts were charged to realized losses related to the Acquired Facilities.
     (i) Operating (Loss) Income
          The combined statements of operations and changes in net assets include an intermediate measure of operations labeled as “operating (loss) income.” Changes in the performance indicator, which are excluded from this measure, include changes in the fair value of swap agreements and loss from early extinguishment of debt.
     (j) Performance Indicator
          The combined statements of operations and changes in net assets include a performance indicator of operations labeled as “(deficiency) excess of operating revenues, gains and other support over expenses.” Changes in unrestricted net assets, which are excluded from this measure, include changes in the minimum pension liability, derivative gains that represent a recovery of accumulated losses previously recognized outside the performance indicator, net assets released from restrictions for capital purposes, and transfers (to) from Diakon as described in Note 1(c) above.
     (k) Land, Buildings, and Equipment
          Land, buildings, and equipment are recorded at cost. The cost of maintenance and repairs is expensed as incurred, whereas significant renewals and betterments are capitalized. Depreciation is calculated on the straight-line method over the estimated useful lives of the depreciable assets.
Depreciable lives are determined as follows:

Land improvements	10 to 25 years
Buildings	10 to 40 years
Furniture and equipment	3 to 20 years
Vehicles	4 to 7 years
Leasehold improvements	7 to 15 years

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)
          Gifts of long-lived assets such as land, buildings, or equipment are reported as unrestricted support unless explicit donor stipulations specify how the donated assets must be used. Gifts of long-lived assets with explicit restrictions that specify how the assets are to be used and gifts of cash or other assets that must be used to acquire long-lived assets are reported as restricted support. Absent explicit donor stipulations about how long those long-lived assets must be maintained, expirations of donor restrictions are reported when the donated or acquired long-lived assets are placed in service.
     (l) Costs of Borrowing
          Interest cost incurred on borrowed funds less interest income on these funds during the period of construction of capital assets is capitalized as a component of the cost of acquiring those assets.
     (m) Deferred Debt Issuance Costs and Other Assets
          Debt issuance costs are allocated in the same manner as corporate debt and amortized over the period the obligation is outstanding. Amortization expense for the Acquired Facilities was $36,640, $81,713 and $68,939 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, respectively.
     (n) Income Taxes
          The Acquired Facilities are unincorporated operating entities of Diakon’s affiliates, TLS and LSN, which are not-for-profit corporations as described in Section 501(c)(3) of the Internal Revenue Code and are exempt from federal income taxes.
     (o) Entrance Agreement Contracts
          Entrance fees paid by residents of the Acquired Facilities’ independent living units are recorded as deferred revenue. A resident, upon termination of occupancy, is entitled to receive a refund of a portion of the entrance fee pursuant to the terms of the contract which is required to be paid only upon the subsequent receipt of an entrance fee from a new resident for that independent living unit. These entrance fee agreements guarantee occupancy rights to residents for life.
          The nonrefundable portion of entrance fees as stated in each contract is deferred and amortized to revenue over the estimated life expectancy of each resident; whereas the portion of entrance fees refundable only upon reoccupancy is amortized to revenue on a straight-line basis over the remaining useful life of the facility.
          The amount of entrance fees which is refundable to residents at April 30, 2005 and December 31, 2004 and 2003 under contractual refund provisions was approximately $2,318,000, $2,579,000 and $2,544,000, respectively.
     (p) Cash and Cash Equivalents
          Diakon does not maintain separate cash or unrestricted net asset accounts for the Acquired Facilities. Cash operating needs related to the Acquired Facilities were supported through cash and cash equivalents held by Diakon at a corporate level and accounted for as increases or decreases in amounts due to Diakon. Cash and cash equivalents include petty cash funds held at the Acquired Facilities.

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)
     (q) Self-Insurance
          During the periods presented, Diakon has retained self-insurance risk related to workers’ compensation and employee healthcare costs. Liabilities for estimated self-insured claims for both reported claims not yet paid and claims incurred but not reported are maintained at the Diakon corporate level and allocated to the Acquired Facilities based on payroll costs of each facility. Benefit expense, including changes to the corporate level liabilities, is allocated to the Acquired Facilities based upon payroll costs of each facility.

(r)	Use of Estimates
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the combined financial statements. Actual results could differ from those estimates.

(s)	Obligation to Provide Future Services to Continuing Care Residents
          Diakon annually calculates the present value of the net cost of future services using a discount rate of 6% and compares that amount with the balance of deferred revenue from advance fees. If the present value of the net cost of future services and the use of facilities exceeds the deferred revenue from acquisition fees, a liability would be recorded (obligation to provide future services and use of facilities) with the corresponding charge to income. As a result of the calculation, the present value of the net cost of future services did not exceed deferred revenue; accordingly, no obligation was recorded at April 30, 2005 or December 31, 2004 and 2003.

(t)	Derivative Instruments
          Derivative financial instruments are used to limit interest rate exposure on variable rate debt. Diakon has entered into interest rate swaps to limit its exposure to interest rate changes on its variable rate revenue bonds. Hedge accounting has not been elected, therefore, variations in fair value are marked-to-market and reported outside of the Acquired Facilities’ intermediate measure and within its performance indicator on the combined statements of operations and changes in net assets except as noted below.
          Statement of Position 02-2, Accounting for Derivative Instruments and Hedging Activities by Not-for-Profit Health Care Organizations, and Clarification of the Performance Indicator (“SOP 02-2”), clarifies that the performance indicator reported by not-for-profit health care organizations is analogous to income from continuing operations of a for-profit enterprise. Diakon adopted the provisions of SOP 02-2 as of January 1, 2003. As a result, the only derivative activity reported outside the performance indicator effective January 1, 2003 is the activity associated with effective cash flow hedges and gains that represent a recovery of losses previously recognized outside the performance indicator. Diakon has allocated fair value of the swap, the interest effect of the swap and the change in fair value of the swap to the Acquired Facilities in the same manner as interest expense related to the outstanding debt as described in Note 6.

(u)	Impairment of Long-Lived Assets
          Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)
flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(v)	Future Accounting Pronouncements
          FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”) provides guidance related to the recognition of asset retirement obligations in accordance with FASB Statement 143, Asset Retirement Obligations (“Statement 143”). The Interpretation clarifies that conditional obligations meet the definition of an asset-retirement obligation in Statement 143 and therefore should be recognized if their fair value is reasonably estimable. The Interpretation provides additional guidance to evaluate whether fair value is reasonably estimable. If it is not, Statement 143 requires that certain disclosures be made about the unrecognized asset-retirement obligations. The Interpretation must be adopted no later than the end of a company’s fiscal year ending after December 15, 2005.
          Diakon is currently in the process of evaluating the impact implementation of FIN 47 in relation to the Acquired Facilities, however management believes that the impact of adoption will not be significant to the Acquired Facilities.

(2)	Assets Limited as to Use
          Investment securities representing assets limited as to use are held at the Diakon corporate level. A specific amount of assets limited as to use, related to specific debt issues (see Note 1(e)) have been allocated to the Acquired Facilities based on the long-term debt balance of the Acquired Facilities to the long-term debt balance of Diakon. Additionally, resident custodial funds are maintained separately for each facility in demand deposit accounts.
          The composition of assets limited as to use related to the Acquired Facilities are set forth in the following table:

	April 30,	December 31,	December 31,
	2005	2004	2003

Under bond indentures	$4,161,405	4,312,766	4,720,916
Under agreement with U.S. government agencies as mortgagors	2,963	3,695	2,489
Workers’ compensation trust	11,498	139,441	594,086
Resident Custodial Funds	278,054	258,607	260,834

Total assets limited as to use	4,453,920	4,714,509	5,578,325
Less assets limited as to use required for current liabilities	289,552	398,048	854,920

Noncurrent — assets limited as to use	$4,164,368	4,316,461	4,723,405

          Investment securities held at the Diakon corporate level under bond indentures are comprised primarily of U.S. Treasury obligations and direct obligations of U.S. Government Agencies. If specifically allocated, unrealized losses or the result of other than temporary declines in the fair value of securities would not have been significant to the Acquired Facilities.

(3)	Third Party Reimbursement
          The nursing care facilities within the Acquired Facilities primarily derive their revenues from private-pay, Medicare, and Medicaid patients. Private-pay rates are established on the basis of the cost of

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)
delivering services and competitive considerations and, as such, are essentially market driven. In contrast, Medicare and Medicaid payment rates are regulated by the federal and state governments. As a result, the industry is sensitive to related legislative changes and is affected by reductions in governmental spending for these programs.
          During each of the periods ended April 30, 2005 and December 31, 2004, Pennsylvania Medical Assistance rates for services provided during the period from July 1 through December 31 of the prior year were retroactively adjusted by regulation. As such amounts were not approved until the subsequent reporting period, the retroactive impact of the rate change was recognized by the Acquired Facilities in the year of approval. Retroactive amounts recognized were as follows:
7/1 to 12/31/03 revenue recognized in 2004 — $715,952
7/1 to 12/31/04 revenue recognized in 2005 — $452,063
          In January 2005, the Centers for Medicare and Medicaid Services (“CMS”) approved a Pennsylvania State Plan implementing a Nursing Home Assessment (the “Assessment”). The Assessment is retroactive to July 1, 2003 and required all Pennsylvania nursing homes, except for county homes, to pay a fee to the Department of Public Welfare (“DPW”) based upon all non-Medicare days. DPW will make supplemental payments back to nursing home facilities based upon a standard rate per Medicaid day claimed. Since the required approval was received in 2005, the impact of the Assessment was recognized by the Acquired Facilities 2005. The following chart summarizes the increase in revenues and expenses for the Acquired Facilities broken down by the timeframe to which the Assessment relates.

	Revenues	Expenses

July 1, 2003 — December 31, 2003	$2,705,394	2,241,783
January 1, 2004 — December 31, 2004	5,192,687	4,559,854
January 1, 2005 — April 30, 2005	1,722,580	1,555,425

	$9,620,661	8,357,062

          Certain of the Acquired Facilities (Locust Grove Retirement Village, Penn Lutheran Village, Pennknoll Village, Perry Village, St. Luke Village, and Susquehanna Lutheran Village) entered into agreements with the Pennsylvania Department of Public Welfare and the County Commissioners of Pennsylvania to receive specified payments for Medicaid reimbursements through June 30, 2005 and, in return, have agreed to withdraw and/or not file or pursue any appeals, claims, or proceedings relating to the facility’s case-mix rates or Medicaid reimbursement for the above time period. The Acquired Facilities recognized approximately $287,000 in revenue in the four month period ended April 30, 2005 and approximately $872,000 and $872,000 in each of the years ended December 31, 2004 and 2003 as a result of these agreements.

(4)	Deposits — Patients and Residents
          This balance represents security deposits paid in advance to cover possible costs when patients and residents vacate their apartments or personal care units. These deposits are taken into income only if earned upon the termination of a rental agreement. Deposits — patients and residents also includes nursing home patients’ funds held in safekeeping by the Acquired Facilities for the patients’ personal use.

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)

(5)	Land, Buildings, and Equipment
Land, buildings, and equipment at historical cost and accumulated depreciation related to the Acquired Facilities at April 30, 2005 and December 31, 2004 and 2003 are comprised of the following:

	2005	2004	2003

Land	$1,869,630	1,869,630	1,869,630
Land improvements	6,282,291	6,257,455	6,122,934
Buildings	41,171,230	41,171,230	41,178,964
Building improvements	3,635,294	3,418,935	3,011,234
Furniture and equipment	13,731,251	13,632,740	13,294,694
Vehicles	626,588	626,588	572,734

	67,316,284	66,976,578	66,050,190
Accumulated depreciation	(38,532,362)	(37,642,222)	(34,925,323)

	28,783,922	29,334,356	31,124,867
Construction in progress	—	70,274	75,901

	$28,783,922	29,404,630	31,200,768

Depreciation expense for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003 is $908,428, $2,779,652 and $2,924,696, respectively.

(6)	Long-term Debt
          These financial statements have been prepared as if the debt amounts shown below were the obligation of the Acquired Facilities. The legal obligation to repay this debt is that of Diakon and not that of the Acquired Facilities and remains the responsibility of Diakon following the sale. Subject to certain IRS restrictions and assuming adherence to future requirements, Diakon was not required to repay this debt as a result of the sale transaction.
          Long-term debt was historically assigned to the respective Acquired Facilities at the time the debt was originally issued based on the projects that were financed by the issue. Subsequent principal payments and refinancing issues were applied to these debt balances on a proportionate basis to the total amount of the debt outstanding. A proportionate amount of interest expense has been allocated to the Acquired Facilities based on the actual interest cost associated with each of the debt issues and the amount of debt outstanding for the Acquired Facilities compared to the total Diakon debt outstanding. The interest cost

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)
totaled $352,721, $1,092,718 and $1,075,623 for the periods ended April 30, 2005 and December 31, 2004 and 2003, respectively. The following is a summary of long-term debt at:

		December 31,	December 31,
	April 30, 2005	2004	2003

Bonds payable — Series A 2003	$1,087,000	1,107,000	1,107,000
(interest at 3.05% at April 30, 2005)
Bonds payable — Series B 2003	1,710,000	2,268,000	2,268,000
(interest at 3.08% at April 30, 2005)
Bonds payable — Series D 2003	5,637,000	5,637,000	5,648,000
(interest at 3.05% at April 30, 2005)
Bonds payable — Series E 2003	2,410,000	2,419,000	2,419,000
(interest at 3.02% at April 30, 2005)
Bonds payable — Series A 1998	12,498,000	12,663,000	13,063,000
(interest at 3.00% at April 30, 2005)
Mortgages payable:
U.S. government agencies	85,810	87,053	97,157

	23,427,810	24,181,053	24,602,157
Current maturities	(1,071,782)	(1,013,744)	(403,673)

	$22,356,028	23,167,309	24,198,484

Annual maturities of the allocated long-term debt for the next five years are as follows:

2006	$1,071,782
2007	1,103,995
2008	1,105,995
2009	632,597
2010	657,758
Thereafter	18,855,683

$23,427,810

Specific terms of the debt allocated to the Acquired Facilities are as follows:

(a)	Bonds Payable — 2003
The bonds consist of four series more fully described as follows:

•	Series A — $5,555,000 of tax exempt variable rate demand bonds secured by a letter of credit that expires September 29, 2008 issued by Wachovia Bank, National Association ($1,087,000 allocated to the Acquired Facilities at April 30, 2005)

•	Series B — $3,375,000 of taxable variable rate demand bonds secured by a letter of credit that expires September 29, 2008 issued by Wachovia Bank, National Association ($1,710,000 allocated to the Acquired Facilities at April 30, 2005)

•	Series D — $43,000,000 of tax exempt auction (variable) rate certificates insured by Radian Asset Assurance, Inc. until maturity ($5,637,000 allocated to the Acquired Facilities at April 30, 2005)

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)

•	Series E — $20,465,000 of tax exempt variable rate demand bonds secured by a letter of credit ($2,410,000 allocated to the Acquired Facilities at April 30, 2005)
          The 2003 Bonds were issued pursuant to the terms of a 1998 Master Trust Indenture (the “Master Indenture”), which was supplemented and amended to allow for, among other things, the issuance of the 2003 Bonds.
          To secure the required loan payments for the 2003 bonds, the Borrowers have granted the Cumberland County (PA) Municipal Authority, the County Commissioners of Washington County, Maryland, and the Berks County Industrial Development Authority (the “Berks Authority”), issuer of the 1998 Bonds, a parity security interest in their gross receipts and a parity first lien mortgage on substantially all of the Borrowers’ property and equipment. Further, a trustee for the Cumberland County Municipal Authority, County Commissioners of Washington County, Maryland, and the Berks Authority holds certain funds for the benefit of the holders of the outstanding 2003 and 1998 Bonds. The allocated portion of such funds are included in assets limited as to use in the accompanying combined financial statements as described in Note 2.

(b)	Bonds Payable — 1998
          In December 1998, the Berks Authority issued $55,530,000 of its Series A of 1998 tax exempt variable rate health care revenue bonds (the “Series A 1998 Bonds”) to LSN to provide funds to finance the cost of various capital projects and to refinance various existing long-term debt obligations ($12,498,000 allocated to the Acquired Facilities at April 30, 2005).
          LSN has entered into standby bond purchase agreements to provide liquidity for the Series A 1998 Bonds. With respect to a portion of the Series A 1998 Bonds, the LSN Obligated Group entered into an interest rate swap agreement through January 1, 2028 (the original maturity date of the Series A 1998 Bonds) whereby the LSN Obligated Group agreed to receive a variable rate of interest equal to 67% of LIBOR and to pay a fixed rate of 4.06% on a portion of the original aggregate principal amount of Series A 1998 Bonds subject to amortization on the same basis as the Series A 1998 Bonds in the years 2012 and 2028. The notional amount of the swap agreement is currently $37,445,000. Diakon has allocated fair value of the swap, the interest effect of the swap and the change in fair value of the swap to the Acquired Facilities in the same manner as interest expense related to the outstanding debt described above.

(c)	Mortgages Payable
          At April 30, 2005, December 31, 2004 and 2003, mortgages payable to the U.S. Department of Housing and Urban Development (“HUD”) for the Acquired Facilities consisted of one mortgage. This mortgage is collateralized by property and equipment, and bears interest at 1%. Monthly payments, including interest, total $383.

(d)	Interest
          The amount of actual cash paid by the Acquired Facilities for interest (including the net amount of swap payments and annual fees for security agreements) was $366,089, $1,095,551 and $1,374,745 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, respectively. There was no capitalized interest for the respective years.

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)

(7)	Derivative Instruments
          The obligations and risks associated with the derivatives described below are those of Diakon. For purposes of these statements the derivative values have been allocated to the Acquired Facilities on the basis of the long-term debt balance allocated to the Acquired Facilities to the long-term debt balance of Diakon.
          Diakon, and therefore the Acquired Facilities, are subject to credit risk and market risk as a result of using derivative products to manage exposures to changes in interest rates. Credit risk is the failure of the counter party on the derivative instrument to perform under the terms of the derivative instrument. Depending on interest rate movements, one party will owe the other party a payment under the applicable derivative contract. Diakon attempts to manage the credit or repayment risk in derivative instruments by entering into transactions with high-quality counter parties rated “A” or better by Moody’s Investor Service. Except for the Series 2003 D Bonds, the swap payments and termination payments under the derivative agreements are not on parity with the outstanding debt obligations.
          Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest rate contracts is managed by establishing and monitoring internal parameters and reviews that limit the types and degree of market risk that may be undertaken. Neither Diakon nor the counter parties to these agreements are required to deposit collateral dependent on the market valuation of the derivatives contract. Therefore, a negative market valuation of these instruments will not have an adverse impact on the cash flow of the Diakon, and therefore the Acquired Facilities. Diakon has fixed interest rate payments under interest rate swap agreements with notional amounts of $102,940,000 of its outstanding debt and allocated $20,729,000 to the Acquired Facilities.
          On September 30, 2003 the LSN/ TLS Obligated Group entered into an interest rate swap agreement with a notional amount of $42,915,000 to manage interest rate exposure related to its variable interest rate payment obligations on the Series D 2003 Bonds. There are no cash or collateral requirements in connection with this agreement. Diakon has allocated $5,639,000 of the notional amount to the Acquired Facilities as of April 30, 2005 and the fair value of this derivative instrument as of April 30, 2005, December 31, 2004 and 2003 is a liability of $203,614, $126,598 and $46,837, respectively.
          LSN entered into an interest rate swap agreement to manage interest rate exposure related to its variable interest rate payment obligations on $37,445,000 of the Series A 1998 Bonds. Diakon has allocated $12,639,000 of the notional amount to the Acquired Facilities as of April 30, 2005 and the fair value of this derivative instrument as of April 30, 2005, December 31, 2004 and 2003 is a liability of $946,778, $868,601 and $782,684, respectively.
          During 1999 in connection with the Series A 1993 Bonds, Diakon sold an option to enter into an interest rate swap (the Swap) on January 1, 2003 in return for an upfront payment of $1,475,000 (the Option Payment). This option was exercised by the counter party effective January 1, 2003. The terms of the Swap, among other things (1) obligates LSN to make semiannual payments (commencing on January 1, 2003 and ending January 1, 2023) at a fixed interest rate of 6.875% per annum on the amortizing notional principal amount of $12,580,000 (the notional amount), which was equal to the amortizing principal of the Series A 1993 Bonds which were not callable until January 1, 2003; and (2) obligates the counter party to make monthly payments to Diakon (commencing on January 1, 2003) at a variable rate of interest (the Variable Payments) equal to a weekly tax-exempt floating rate (the Weekly Rate) on the notional amount. The notional amount of this swap at December 31, 2004 is $12,580,000. Diakon has allocated $2,451,000 of the notional amount to the Acquired Facilities as of April 30, 2005 and the fair value of this derivative instrument as of April 30, 2005, December 31, 2004 and 2003 is a liability of $711,951, $713,937 and $717,227, respectively.

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)
          On September 30, 2003, the outstanding balance of the Series A 1993 Bonds was repaid with a portion of the proceeds of the 2003 Bonds bearing interest at a tax-exempt variable rate. The swap has remained in effect and is being used to manage Diakon’s exposure to variable rate debt.
          The following summarizes the changes in fair values for each of the above derivative instruments reported in the combined statements of operations and changes in net assets for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

	Within	Outside
	performance	performance
	indicator	indicator	Total

Accumulated Swap Liability, January 1, 2003	$—	(1,847,742)	(1,847,742)

Series A 1993 Bonds	—	73,636	73,636
Series A 1998 Bonds	—	274,195	274,195
Series D 2003 Bonds	(46,837)	—	(46,837)

2003 change in fair value	(46,837)	347,831	300,994

Accumulated Swap Liability, December 31, 2003	(46,837)	(1,499,911)	(1,546,748)
Series A 1993 Bonds	(97,895)	101,185	3,290
Series A 1998 Bonds	(382,609)	296,691	(85,918)
Series D 2003 Bonds	(79,760)	—	(79,760)

2004 change in fair value	(560,264)	397,876	(162,388)

Accumulated Swap Liability, December 31, 2004	$(607,101)	(1,102,035)	(1,709,136)
Series A 1993 Bonds	(60,922)	62,908	1,986
Series A 1998 Bonds	(223,989)	145,813	(78,176)
Series D 2003 Bonds	(77,017)	—	(77,017)

2004 change in fair value	(361,928)	208,721	(153,207)

Accumulated Swap Liability, April 30, 2005	$(969,029)	(893,314)	(1,862,343)

(8)	Pension Plans
          Diakon offers a noncontributory defined benefit plan covering substantially all employees. The benefits are based on years of service and the employee’s compensation. Contributions provide for benefits earned to date as well as benefits expected to be earned in the future.
          Pension liabilities are recognized at the Diakon corporate level and allocated to the Acquired Facilities based on a percentage of payroll. Pension expense is allocated to the Acquired Facilities in proportion to the payroll dollars of the Acquired Facilities to the total payroll dollars of Diakon.
          Pension expense allocated to the Acquired Facilities totaled $368,354, $1,079,901 and $1,175,901 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, respectively.
          Diakon also has a defined contribution plan (401(k)) for eligible employees. Diakon matches employee contributions to this plan on a percentage basis. Matching contribution expenses are allocated to the Acquired Facilities by applying the matching contribution percentage to the amount contributed by the employees of those facilities and were $64,478, $184,553 and $179,840 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, respectively.

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)

(9)	Accrued Expenses
Accrued expenses consist of:

	April 30,	December 31,	December 31,
	2005	2004	2003

Accrued payroll	$1,677,176	1,011,899	1,826,227
Accrued health insurance	—	82,852	495,404
Other accrued expenses	10,129	82,162	6,368

Total accrued expenses	$1,687,305	1,176,913	2,327,999

Other current liabilities consist of:

	April 30,	December 31,	December 31,
	2005	2004	2003

Current portion of pension liability	$1,123,260	1,132,343	1,112,680
Current portion of accrued workers’ compensation	989,987	805,478	812,264
Other accrued liabilities	104,625	117,993	120,826

Total other current liabilities	$2,217,872	2,055,814	2,045,770

(10)	Temporarily Restricted Net Assets
          Temporarily restricted net assets are held by the Acquired Facilities primarily for future capital additions and totaled $7,701, $60,710 and $27,336 at April 30, 2005, December 31, 2004 and December 31, 2003, respectively.
          Temporarily restricted net assets are released from donor restrictions by incurring expenses satisfying the restrictions specified by donors related principally to program and time restrictions.

(11)	Medical Malpractice Claims Coverage
          Diakon maintains professional liability and umbrella liability coverage on a combined basis. Diakon believes that it has adequate insurance coverage for all asserted claims, and it has no knowledge of unasserted claims, which would exceed its insurance coverage. Effective January 1, 2003, Diakon switched from an occurrence to a claims made policy for medical malpractice. Costs totaling $68,121, $230,212 and $209,038 have been allocated to the Acquired Facilities based on a per unit bed charge for the appropriate level of service for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, respectively. All related liabilities are recognized at the Diakon corporate level and are not significant to the Acquired Facilities.

(12)	Self-Insurance
          Diakon’s affiliates participate in a self-insured program for their workers’ compensation insurance. In the case of catastrophes or other events that would cause excessive workers’ compensation claims, Diakon affiliates are reinsured for losses in excess of $350,000 per occurrence. Workers’ compensation liabilities are accrued at the Diakon corporate level and allocated to the Acquired Facilities based on a percentage of payroll costs. Expenses are allocated to the Acquired Facilities as described in Note 1(q). Workers compensation expense allocated to the Acquired Facilities totaled $580,465, $2,140,859 and $1,389,089 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, respectively.

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Notes to Combined Financial Statements — (Continued)
          Through December 31, 2003, health insurance benefits for employees of Diakon and its affiliates were provided through a self-insurance program and were paid through Diakon on behalf of its subsidiaries. Diakon’s affiliates, including the Acquired Facilities, paid benefit claims up to the amount of $175,000 per employee. Diakon maintains stop loss coverage for claims in excess of $175,000, which provides coverage up to the maximum claim amount of $1,000,000. Effective January 1, 2004, Diakon terminated the self-insurance program for health insurance benefits. This program has been replaced by a guaranteed retrospectively rated cost plan where Diakon’s liability is a range of potential exposure with a limited maximum amount. Health benefit liabilities are accrued at the Diakon corporate level and allocated to the Acquired Facilities based on a percentage of payroll costs. Expenses are allocated to the Acquired Facilities as described in Note 1(q). Health benefit expense allocated to the Acquired Facilities totaled $999,270, $2,992,645 and $2,999,128 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, respectively.

(13)	Transactions with Affiliated Organizations and Individuals
          Diakon utilized Prelude Systems, Inc. (“Prelude”) for information technology services for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003. Such costs are allocated to Acquired Facilities as part of the information technology services on the same basis as other General and Administrative costs and totaled $326,818, $1,188,297 and $920,588 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, respectively.
          For the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, the Acquired Facilities paid for complete dietary services for their dietary operations to an organization whose principal officer is also a member of the Diakon board of directors. Total costs for these services approximated $2,029,963, $5,800,795 and $5,621,198 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, respectively. See Note 1(c) for a description of the flow of funds related to such charges.
          Diakon was the Acquired Facilities management agent. As such, Diakon provided purchasing, human resource, accounting, information technology, staff training and development, billing and reimbursement, and marketing services to the Acquired Facilities. For the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, the Acquired Facilities paid Diakon for management fee. This fee was based on the cost of the services provided and was allocated to the Acquired Facilities on the basis of the Acquired Facilities operating expenses to the total operating expenses of all Diakon facilities and programs. The management fee is payable monthly. The total management fees were $2,516,888, $8,126,178 and $7,821,940 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, respectively. See Note 1(c) for a description of the flow of funds related to such charges.

(14)	Commitments and Contingencies
          From time to time, the Acquired Facilities are involved in claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Acquired Facilities financial position or results of operations.

FIFTEEN FACILITIES AT NINE LOCATIONS ACQUIRED BY TANDEM
HEALTH CARE, INC. FROM DIAKON LUTHERAN SOCIAL MINISTRIES
Financial Statement Schedule
Schedule II — Valuation of Qualifying Accounts
Allowance for uncollectible accounts receivable:

	Balance at	Additions		Balance at
	Beginning of	Charged to		End of
	Period	Expense	Deductions	Period

For the year ended December 31, 2003	$672,305	593,445	(525,906)	739,844
For the year ended December 31, 2004	739,844	659,310	(317,444)	1,081,710
For the four months ended April 30, 2005	1,081,710	121,365	(197,890)	1,005,185
Deductions represent individual accounts receivable that were considered to be uncollectible and were written off during the period.

Report of Independent Registered Public Accounting Firm
The Board of Directors, Shareholders and Partners
We have audited the accompanying combined balance sheets of the companies listed in Note 1 as of December 31, 2004 and 2003, and the related combined statements of income, equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the companies’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the companies listed in Note 1 at December 31, 2004 and 2003, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Tampa, Florida
September 2, 2005

The Mobile Medical Group, Inc and Lighthouse Hospice, Limited Partnership
Combined Balance Sheets

	December 31

	2004	2003

Assets
Current assets:
Cash and cash equivalents	$2,816,588	$3,267,389
Accounts receivable — trade (net of allowances of $3,047,833 for 2004 and $1,921,940 for 2003)	15,854,365	12,337,219
Other receivables (employee and affiliates)	21,534	348,381
Prepaid expenses and other current assets	274,968	325,247

Total current assets	18,967,455	16,278,236
Property and equipment, net	2,437,476	1,971,492
Investments in affiliates	37,683	51,551
Notes receivable from affiliates	—	10,000
Other noncurrent assets	18,056	13,869

Total assets	$21,460,670	$18,325,148

Liabilities and equity
Current liabilities:
Current portion of notes and capital leases payable	$374,078	$180,616
Accounts payable and accrued expenses	2,349,622	1,199,661
Accrued payroll and benefits	2,394,788	1,557,707
Accrued bonus for officer and principal owner	3,392,929	—
Due to third-party reimbursement intermediary	1,097,742	225,682

Total current liabilities	9,609,159	3,163,666
Long-term liabilities:
Notes and capital lease payable, net of current portion	708,558	281,867

Total liabilities	10,317,717	3,445,533
Equity:
Common stock, 50,000 shares authorized, $1 par value, 10,000 shares issued and outstanding	10,000	10,000
Retained earnings	9,142,816	12,899,023
General Partner’s equity	21,292	27,802
Limited Partners’ equity	1,968,845	1,942,790

Total equity	11,142,953	14,879,615

Total liabilities and equity	$21,460,670	$18,325,148

See accompanying notes to combined financial statements.

The Mobile Medical Group, Inc and Lighthouse Hospice, Limited Partnership
Combined Statements of Income

	Years Ended December 31

	2004	2003	2002

Net service revenue	$63,038,468	$55,527,066	$50,022,992
Expenses:
Costs of operations	37,419,726	33,117,038	29,322,890
General and administrative	20,234,402	14,249,906	11,915,629
Provision for doubtful accounts	2,521,055	1,794,889	2,695,288
Operating lease expense	352,225	373,654	323,884
Interest expense	52,518	25,807	86,674
Depreciation and amortization	549,173	450,577	389,719

Total costs and expenses	61,129,099	50,011,871	44,734,084
Operating income	1,909,369	5,515,195	5,288,908
Other income (loss):
Interest income	24,422	15,194	7,860
(Loss)income from investments in affiliates	(45,253)	(84,573)	80,932

Total other (loss) income	(20,831)	(69,379)	88,792

Income before income taxes	1,888,538	5,445,816	5,377,700
State income tax provision	79,357	115,836	53,239

Net income	$1,809,181	$5,329,980	$5,324,461

See accompanying notes to combined financial statements.

The Mobile Medical Group, Inc and Lighthouse Hospice, Limited Partnership
Combined Statements of Equity

	Common Stock			General	Limited
			Retained	Partner’s	Partners’
	Shares	Amount	Earnings	Equity	Equity	Total

Balance at December 31, 2001	10,000	$10,000	$8,156,754	$12,091	$565,146	$8,743,991
Net income	—	—	$4,028,951	$21,765	$1,273,745	$5,324,461
Less distributions to stockholders and partners	—	—	$(573,793)	$(2,940)	$(128,312)	$(705,045)

Balance at December 31, 2002	10,000	$10,000	$11,611,912	$30,916	$1,710,579	$13,363,407
Net income	—	—	$3,857,618	$24,736	$1,447,626	$5,329,980
Less distributions to stockholders and partners	—	—	$(2,570,507)	$(27,850)	$(1,215,415)	$(3,813,772)

Balance at December 31, 2003	10,000	$10,000	$12,899,023	$27,802	$1,942,790	$14,879,615
Net income	—	—	$568,635	$20,841	$1,219,705	$1,809,181
Less distributions to stockholders and partners	—	—	$(4,324,842)	$(27,351)	$(1,193,650)	$(5,545,844)

Balance at December 31, 2004	10,000	$10,000	$9,142,816	$21,292	$1,968,845	$11,142,953

See accompanying notes to combined financial statements.

The Mobile Medical Group, Inc and Lighthouse Hospice, Limited Partnership
Combined Statements of Cash Flows

	Years Ended December 31

	2004	2003	2002

Operating activities
Net income	$1,809,181	$5,329,980	$5,324,461
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	549,173	450,577	389,719
Provision for doubtful accounts	2,521,055	1,794,889	2,695,288
Gain on equipment dispositions	(4,858)	(2,128)	(9,139)
Loss (income) from investments in affiliates	45,253	84,573	(80,932)
Changes in operating assets and liabilities:
Accounts receivable	(6,038,201)	(2,113,681)	(4,829,105)
Other receivables (employee and affiliates)	326,847	(286,867)	(61,514)
Prepaid expenses and other current assets	50,279	(138,559)	(135,444)
Accounts payable and accrued expenses	1,149,961	188,750	(207,699)
Accrued payroll and benefits	837,081	(592,441)	276,567
Accrued bonus for officer and principal owner	3,392,929	—	—
Due to third-party reimbursement intermediary	872,060	178,774	46,908

Net cash provided by operating activities	5,510,760	4,893,867	3,409,110

Investing activities
Purchase of property and equipment, net	(154,679)	(416,000)	(177,908)
Net change in investment in affiliates and notes receivable from affiliates	(21,385)	(97,125)	52,112
Change in other noncurrent assets	(4,187)	(1,250)	3,182

Net cash used in investing activities	(180,251)	(514,375)	(122,614)

Financing activities
Principal payments on notes and capital leases payable	(235,467)	(223,077)	(144,124)
Line-of-credit proceeds	1,782,200	1,650,000	—
Payments on line-of-credit	(1,782,200)	(1,650,000)	—
Distributions to partners and stockholders	(5,545,843)	(3,813,772)	(705,045)

Net cash used in financing activities	(5,781,310)	(4,036,849)	(849,169)

Net (decrease) increase in cash and equivalents	(450,801)	342,643	2,437,327
Cash and equivalents, beginning of year	3,267,389	2,924,746	487,419

Cash and equivalents, end of year	$2,816,588	$3,267,389	$2,924,746

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$49,363	$26,608	$85,556

State income taxes	$168,316	$102,277	$22,261
Noncash investing and financing activities:
Assets acquired through term notes and capital lease	$855,620	$172,060	$510,782

Term notes and capital lease obligation	$(855,620)	$(172,060)	$(510,782)

See accompanying notes to combined financial statements.

The Mobile Medical Group, Inc. and Lighthouse Hospice, Limited Partnership
Notes to Combined Financial Statements
Years Ended December 31, 2004, 2003, and 2002

1.	The Company
          Mobile Medical Group, Inc. (“MMG”) and Lighthouse Hospice, L.P. (“Lighthouse”) (collectively, the “Company”) perform physical, occupational, and speech therapy; mobile diagnostic imaging services; and hospice services for patients of nursing homes. The Company operates within Michigan, Ohio, Illinois, Indiana, Maryland, Missouri, Pennsylvania, and West Virginia. MMG, originally established as The Nursing Home Group, is an S Corporation that was incorporated on July 20, 1981 in the state of Michigan. Lighthouse, a Delaware limited partnership, was formed under the terms of a partnership agreement dated July 1, 1997. Lighthouse has one general partner and one class of limited partners (collectively, the “Partners”).
          In 2003, MMG acquired a 50% interest in Home Services & Staffing Group, LLC (“HSSG”) and Home services Care Group, LLC (“HSCG”) and accounted for them using the equity method of accounting. In July 2004, MMG acquired the remaining interest in HSSG and HSCG, and began consolidating their financial information accordingly.
          On December 31, 2004, the Company sold its operations and certain assets and liabilities to OP Therapy, Inc. and OP Hospice, Inc. The financial statements as presented represent operations through close of business on December 31, 2004 and do not include any amounts related to the transaction (see Note 10).

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation
          MMG owns a 25% limited partner interest in Lighthouse. The majority owner of MMG is also a member of Lighthouse management and board of directors. As there is common management and ownership, the accompanying financial statements have been prepared on a combined basis to include the accounts of MMG and Lighthouse (see Note 1). All significant related intercompany accounts and transactions have been eliminated in combination.

Use of Estimates
          The preparation of these combined financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes.
          Estimates also affect the reported amounts of revenues and expenses during the reporting period. Although estimates are considered to be fairly stated at the time that the estimates are made, actual results could differ from those estimates.

Cash and Cash Equivalents
          Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Accounts Receivable and Allowance for Doubtful Accounts
          Accounts receivable are comprised of amounts due from federal and state agencies (under the Medicare and Medicaid programs), managed care plans, commercial insurance companies, contractual agreements, and direct patient billing. The Company values its receivables based on the net amount it expects to receive from these parties. The accompanying combined financial statements reflect accounts receivable net of an estimated allowance for doubtful accounts. The allowance for doubtful accounts is

The Mobile Medical Group, Inc. and Lighthouse Hospice, Limited Partnership
Notes to Combined Financial Statements — (Continued)
based upon management’s assessment of historical and expected net collections. Additions to the allowances for doubtful accounts are made by means of the provision for bad debts. Management reviews the adequacy of the allowance for doubtful accounts based on write-off experience and payment trends by payor category. As necessary, accounts deemed uncollectible are written off when all collection efforts have been exhausted.

Other receivables
          Other receivables receivable consist of loans to employees and receivables from affiliates. Interest is charged and interest income recognized on these loans and advances.

Property and Equipment, Net
          Property and equipment are recorded at their original historical cost. Repairs and maintenance are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. Amortization of assets under capital lease obligations is included within depreciation expense in the accompanying combined statements of income.

Investments in Affiliates
          The Company accounts for income and loss from its ownership in the following entities using the equity method:

Ownership

The Home Dental Management Group, LLC	25%
The Home Services and Staffing Group, LLC (prior to consolidation in July 2004)	50%
The Home Services Care Group, LLC (prior to consolidation in July 2004)	50%

Net Service Revenue
The Company has three operating divisions as described below.
          The Company’s therapy division operates under the name Nursing Home Group Rehabilitation Services and provides services to patients in nursing homes. Therapy services are recorded based upon contractual agreements with nursing home facilities. The billing rates are predetermined on a contract-by-contract basis based upon the various therapy services provided. Revenues are recognized in the period during which services are provided.
          Diagnostic services are recorded using established billing rates net of contractual adjustments. Revenues are recognized in the period during which the services are provided and are based upon estimated amounts due from patients and third party payors, including federal agencies, managed health care plans, and commercial insurance carriers.
          Hospice revenue is recognized in the period during which services are provided and are based upon estimated amounts due from federal agencies. Net service revenue does not include Medicaid room and board payments.
          Laws and regulations governing Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is a possibility that the recorded estimates will change by a material amount in the near term.

The Mobile Medical Group, Inc. and Lighthouse Hospice, Limited Partnership
Notes to Combined Financial Statements — (Continued)
Revenues for all divisions are reported at net realizable amounts. The allocation of revenue and accounts receivable by division was as follows:

				Gross
	Net Revenue For the			Accounts
	Year Ended			Receivable at
	December 31			December 31

	2004	2003	2002	2004	2003

Therapy services	65%	66%	65%	59%	65%
Diagnostic services	22	23	25	17	19
Hospice	13	11	10	24	16

Costs of Operations
          Costs of operations consist primarily of direct patient care salaries, employee benefits, payroll taxes, and travel costs associated with therapy, diagnostic and hospice care providers. Costs of operations also include the cost of pharmaceuticals, medical equipment and supplies, inpatient arrangements, and net nursing home costs.
          For patients receiving nursing home care under a state Medicaid program who elect hospice care under Medicare or Medicaid, the Company contracts with nursing homes for the nursing homes’ provision to patients of room and board services. The state must pay the Company, in addition to the applicable Medicare or Medicaid hospice daily or hourly rate, an amount equal to at least 95% of the Medicaid daily nursing home rate for room and board furnished to the patient by the nursing home. Under the Company’s standard nursing home contracts, the Company pays the nursing home for these room and board services at the Medicaid daily nursing home rate. Hospice nursing home costs are offset by hospice nursing home revenue, and the net amount is included in cost of operations. Hospice nursing home costs totaled approximately $5.9 million, $4.7 million and $3.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. Hospice nursing home revenue totaled approximately $5.7 million, $4.5 million and $3.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Advertising Expense
          Advertising and promotion costs are expensed as incurred. Advertising costs, included in general and administrative expenses, for the years ended December 31, 2004, 2003 and 2002 were approximately $184,000, $228,000, and $241,000 respectively.

Income Tax
          Under Subchapter “S” of the Internal Revenue Code, MMG has elected not to be taxed as a corporation and the shareholders have consented to include their pro rata share of the taxable income in their individual returns. Lighthouse is not subject to federal income tax as the results of Lighthouse’s operations are included in the income tax returns of its Partners. Accordingly, no federal income tax provision is reflected in the accompanying combined financial statements. For the years ended December 31, 2004, 2003 and 2002, the Company recorded Michigan Single Business Tax expense of approximately $285,000, $281,000 and $252,000, respectively, which is included in general and administrative expenses and state income tax, which is separately disclosed on the statement of income.

Fair Value of Financial Instruments
          The carrying amounts reported in the combined balance sheets for financial instruments classified as current assets and current liabilities approximate fair value because of the short-term maturity of these instruments.

The Mobile Medical Group, Inc. and Lighthouse Hospice, Limited Partnership
Notes to Combined Financial Statements — (Continued)
          The fair value of fixed rate debt is computed using discounted cash flow analysis, based on the Company’s estimated incremental borrowing rate at the end of each year presented. At December 31, 2004 and 2003, the carrying amount reported for long-term debt approximates fair value.

Recently Issued Accounting Standards
          In January 2003, the Financial Accounting Standards Board issued Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities: an Interpretation of Accounting Research Bulletin No. 51. In December 2003, the FASB issued FIN 46(R) which effectively modified and clarified certain provisions of FIN 46, as originally issued, and modified the effective date for certain entities. FIN 46 and FIN 46(R) require the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual, or other financial interest in the entity. FIN 46 and FIN 46(R) also require disclosure about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN 46 and FIN 46(R) will be effective for the Company on January 1, 2005. Management does not expect the adoption of FIN 46 and FIN 46(R) to have a material impact on the Company’s financial position and results of operations.

3.	Property and equipment, net
Property and equipment, net, consists of the following:

		December 31

Description	Useful life	2004	2003

Equipment and furnishings	4-7 years	$2,996,329	$2,505,772
Automobiles and trucks	4-7 years	1,544,412	1,151,711
Leasehold improvements	10 years	595,788	583,132
Software	3 years	44,154	44,154
Less accumulated depreciation		(2,743,207)	(2,313,277)

Property and equipment, net		$2,437,476	$1,971,492

          On December 31, 2004, the Company sold its property and equipment, net (see Note 10). Depreciation expense for the years ended December 31, 2004, 2003, and 2002 was $549,173, $450,577, and $389,719, respectively.

4.	Lines of Credit
          The Company has a $4,000,000 line of credit available at a bank. The line of credit bears interest at 0.5% below the bank’s prime rate. It is secured by substantially all assets including accounts receivable, but not titled vehicles of the Company. Amounts were drawn on during 2004 and 2003. There was no outstanding balance at December 31, 2004 or 2003.
          The Company has a $2,000,000 equipment line of credit with a bank. Each advance under this line becomes a separate note with interest, at the Company’s option, of either: (1) the bank’s prime rate; (2) the 30-day trailing average LIBOR rate plus 2.75%; or (3) at a fixed interest rate at the four-year swap curve plus 2.75%. There were no outstanding balances at December 31, 2004 or 2003.

The Mobile Medical Group, Inc. and Lighthouse Hospice, Limited Partnership
Notes to Combined Financial Statements — (Continued)

5.	Notes Payable and Capital Lease Payable
Notes payable and capital lease payable consist of the following:

	December 31

	2004	2003

Term note, with monthly principal payments of $10,208, plus interest at the bank’s prime rate. The note is secured by vehicles of the Company, and is due July 23, 2006	$147,371	$269,851
Term note, with monthly principal payments of $433, plus interest at the bank’s prime rate. The note is secured by a vehicle of the Company and is due November 26, 2006	10,377	15,140
Term notes, with monthly payments totaling $20,556 in 2004 and $3,815 in 2003, including interest at the bank’s prime rate. The notes are secured by vehicles of the Company, and are due between July and November 2007	919,511	158,262
Capital lease, with monthly payments of $1,332, including interest at 14.786%. The lease is secured by the leased assets of the Company and expires May 13, 2005	5,377	19,230

	1,082,636	462,483
Less current portion	(374,078)	(180,616)

Long-term portion	$708,558	$281,867

The prime rate at December 31, 2004 was 5.25%. On December 31, 2004, as part of the sale of the Company, all notes payable and capital lease payable were assigned to OP Therapy, Inc. (see Note 10).
The aggregate scheduled minimum repayments on term notes and capital lease payable for the next five years and thereafter are as follows:

Fiscal Year	Amount

2005	$374,078
2006	277,265
2007	224,483
2008	206,810

Total	$1,082,636

6.	Commitments and Contingencies
          The Company’s lease on its main premises expires in December 2010. Provisions include annual expense escalations. The Company’s satellite offices are on leases with various terms expiring from through June 2005. The Company leases certain vehicles and equipment under operating lease agreements.

The Mobile Medical Group, Inc. and Lighthouse Hospice, Limited Partnership
Notes to Combined Financial Statements — (Continued)
The following details the Company’s future minimum lease payments under the noncancelable operating leases:

Fiscal Year	Amount

2005	$231,141
2006	84,791
2007	69,185
2008	65,506
2009	67,475
Thereafter	69,498

Total	$587,596

          Certain of these noncancelable operating leases were assumed by OP Therapy, Inc. and OP Hospice, Inc. in the sale (see Note 10).
          The Company has a self-insured health benefit plan offered to all its full-time employees, initiated in 2003. The Company has purchased insurance that will reimburse the Company for any enrollee’s claims in excess of $10,000 annually. Medical benefit expense was approximately $848,000 and $1,280,000 for 2004 and 2003, respectively.
          The Company maintains professional liability insurance coverage on a claims-made basis with limits of liability of $1.0 million per occurrence and $3.0 million in the aggregate. The insurance contracts specify that coverage is available only during the term of each insurance contract. The latest policy expired January 4, 2005, with an additional extension of 60 days. The Company also maintains general liability insurance coverage on an occurrence basis. The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The Company accrues liabilities associated with such actions in the period in which sufficient information to determine the likelihood and amount of the loss becomes available. The Company believes that any ultimate liability resulting from these actions, and any unasserted claims and assessments, will not have a material adverse effect on its combined financial position or combined results of operations.

7.	Concentration of Credit Risk and Major Customers and Suppliers
          The Company maintains substantially all accounts at one bank. The amount of funds in excess of $100,000 is not insured by the Federal Deposit Insurance Corporation (“FDIC”).
          The Company purchases x-ray film primarily from one supplier. If that supplier is unable to provide film, there are alternative sources immediately available.
          The Company grants credit without collateral to its customers. The Company does not charge interest on trade accounts receivable.
          The Company’s diagnostic division provides mobile diagnostic services to patients in nursing homes and assisted living facilities, as well as some home health care patients. There are four multi-location nursing home companies whose patients comprise a significant portion of the nursing home mobile diagnostic patient base. One of the multi-location nursing home companies is a related party (see Note 9). There are four multi-location nursing home companies whose patients comprise a substantial portion of the therapy division patient base. One of the multi-location nursing home companies is a related party (see Note 9).

The Mobile Medical Group, Inc. and Lighthouse Hospice, Limited Partnership
Notes to Combined Financial Statements — (Continued)
          The Company receives approximately 35% of its revenue from government agencies. The Company does not believe that there is significant credit risks associated with these government agencies.

				Gross
	Net Revenue For			Accounts
	the Year Ended			Receivable at
	December 31			December 31

	2004	2003	2002	2004	2003

Medicare/ Medicaid	35%	33%	33%	39%	35%
Nursing Homes	64	66	66	60	64
Other	1	1	1	1	1

8.	401(k) Plan
          The Company maintains two profit sharing plans with deferred compensation (401(k) plan) features. Substantially all full-time employees may elect to participate. Participants may defer between 1% and 12% of their compensation annually. The Company is required to match 25% of the participant’s elective deferral, not to exceed 4% of compensation annually. For one of the plans, the Company may also make a profit sharing contribution allocated amongst full-time employees, whether or not they participate in the deferral (401(k)) portion of the plan. The president of MMG was trustee of one of the plans. The Company’s contributions were approximately $163,000, $167,000, and $105,000 in 2004, 2003, and 2002, respectively.

9.	Related Party Transactions
          In 2003, the Company acquired a 50% membership interest in HSCG and HSSG for $10,000. The Company advanced funds to HSSG and HSCG in 2003 and 2004 for payment of expenses. Also in 2003, the Company loaned $10,000 and $30,000 to HSCG and HSSG, respectively, accruing interest at the prime rate plus 1%. In July 2004, the Company exchanged certain of these loans and receivables for the remaining 50% equity interest in HSCG and HSSG. At date of acquisition, the entities were consolidated into the Company. Subsequently, the Company ceased this type of operation and expensed the remaining investments, which were not material.
          Related party receivables include a $60,000 note with an employee outstanding as of December 31, 2003. Interest of 1.58% accrued on the note. The note was paid in January 2004.
          MMG pays the majority shareholder President an annual bonus based on its net income and an additional bonus if there is a sale of operations. The amount due at December 31, 2004 has been separately identified in the balance sheet. This bonus expense, totaling approximately $5,000,000, $500,000, and $27,000 during 2004, 2003, and 2002, respectively, is included in General and Administrative expenses. An additional bonus will be accrued on the completion of the sale of operations.
          The president of MMG has an ownership interest in a number of nursing homes that together constitute a significant customer of the Company. During 2004, 2003, and 2002, revenue from these nursing homes totaled approximately $5.6 million, $5.3 million, and $4.7 million, respectively. Accounts receivable from these nursing homes was approximately $980,000 and $1.3 million at December 31, 2004 and 2003, respectively.

10.	Sale of Operations
          On December 31, 2004, the Company sold its primary operations and property and equipment to OP Therapy, Inc. and OP Hospice, Inc., both Michigan corporations, in exchange for $46 million in cash equivalents and $10.2 million in noncurrent notes receivable and assignment of certain noncurrent liabilities and all long-term debt and capital leases. The carrying amount of property and equipment, net and long-term debt and capital leases sold and assigned at date of sale was approximately $2.4 million and $1.1 million, respectively.

          Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
                                    Shares
Common Stock

PROSPECTUS

Merrill Lynch & Co.
Citigroup
JPMorgan
Wachovia Securities
CIBC World Markets
                    , 2005

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
          The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee		$16,920
National Association of Securities Dealers, Inc. filing fee		14,875
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Legal fees and expenses for selling shareholders’ counsel		*
Director and officer insurance premium		*
Blue sky fees and expenses		*
Nasdaq National Market listing fee		*
Accountants’ fees and expenses		*
Miscellaneous		*

Total Expenses	$

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.
          Section 1746 of the Pennsylvania Business Corporation Law of 1988, as amended (“BCL”), authorizes a Pennsylvania corporation to indemnify its officers, directors, employees and agents under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their holding or having held such positions with the corporation and to purchase and maintain insurance of such indemnification. Our by-laws substantively provide that we will indemnify our officers, directors, employees and agents to the fullest extent provided by Section 1746 of the BCL.
          Section 1713 of the BCL permits a Pennsylvania corporation, by so providing in its by-laws, to eliminate the personal liability of a director for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure constitutes self-dealing, willful misconduct or recklessness. In addition, no such limitation of liability is available with respect to the responsibility or liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to federal, state or local law. Our by-laws eliminate the personal liability of the directors to the fullest extent permitted by Section 1713 of the BCL.
          We have an insurance policy which insures our directors and officers against certain liabilities which might be incurred in connection with the performance of their duties.

Item 15.	Recent Sales of Unregistered Securities.
          During the past three years, Tandem has issued and sold unregistered securities in the transactions described below.
          Pursuant to a Conversion Agreement dated August 14, 2002, Behrman Capital II L.P. purchased 328,874 shares of Series E Convertible Preferred Stock and 986,623 shares of Series F Redeemable Preferred Stock, and Strategic Entrepreneur Fund II, L.P. purchased 4,459 shares of Series E Convertible

Preferred Stock and 13,377 shares of Series F Redeemable Preferred Stock. The share certificates relating to the Series E Convertible Preferred Stock and Series F Redeemable Preferred Stock were issued on October 7, 2002. The aggregate offering price was $2.0 million. The securities offered pursuant to this transaction were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2), as the issuance was by the issuer and did not involve any public offering. Each share of Series E Convertible Preferred Stock is convertible, at the option of the holder, into a single share of common stock. The proceeds of the transaction were used for acquisitions and for general corporate purposes, including working capital.
          Pursuant to a Securities Purchase Agreement dated August 14, 2002, Behrman Capital II L.P. purchased 131,060 shares of Series E Convertible Preferred Stock and 394,649 shares of Series F Redeemable Preferred Stock, and Strategic Entrepreneur Fund II, L.P. purchased 1,784 shares of Series E Convertible Preferred Stock and 5,351 shares of Series F Redeemable Preferred Stock. The aggregate offering price for this transaction was $0.8 million. The securities offered pursuant to this transaction were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2), as the issuance was by the issuer and did not involve any public offering. Each share of Series E Convertible Preferred Stock is convertible, at the option of the holder, into a single share of common stock. The proceeds of the transaction were used for acquisitions and for general corporate purposes, including working capital.
          On January 31, 2003, pursuant to the Securities Purchase Agreement dated thereof, Behrman Capital II L.P. purchased 1,151,060 shares of Series E Convertible Preferred Stock and 3,453,179 shares of Series F Redeemable Preferred Stock, and Strategic Entrepreneur Fund II, L.P. purchased 15,607 shares of Series E Convertible Preferred Stock and 46,821 shares of Series F Redeemable Preferred Stock. The aggregate offering price for this transaction was $7.0 million. The securities offered pursuant to this transaction were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2), as the issuance was by the issuer and did not involve any public offering. Each share of Series E Convertible Preferred Stock is convertible, at the option of the holder, into a single share of common stock. The proceeds of the transaction were used for acquisitions and for general corporate purposes, including working capital.
          On December 28, 2004, pursuant to the Securities Purchase Agreement dated thereof, Behrman Capital II L.P. purchased 1,566,068 shares of Series G Convertible Preferred Stock and 4,698,202 shares of Series H Redeemable Preferred Stock, and Strategic Entrepreneur Fund II, L.P. purchased 21,234 shares of Series G Convertible Preferred Stock and 63,702 shares of Series H Redeemable Preferred Stock. The aggregate offering price for this transaction was approximately $16.0 million. The securities offered pursuant to this transaction were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2), as the issuance was by the issuer and did not involve any public offering. Each share of Series G Convertible Preferred Stock is convertible, at the option of the holder, into a single share of common stock. The proceeds of the transaction were used in connection with an acquisition and for general corporate purposes, including working capital.
          On April 26, 2005, pursuant to the Securities Purchase Agreement dated thereof, Behrman Capital II L.P. purchased 3,425,773 shares of Series G Convertible Preferred Stock and 2,055,464 shares of Series H Redeemable Preferred Stock, and Strategic Entrepreneur Fund II, L.P. purchased 46,449 shares of Series G Convertible Preferred Stock and 27,870 shares of Series H Redeemable Preferred Stock, and Robert W. Gluskin purchased 24,801 shares of Series G Convertible Preferred Stock and 14,881 shares of Series H Redeemable Preferred Stock. The aggregate offering price for this transaction was approximately $14.0 million. The securities offered pursuant to this transaction were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2), as the issuance was by the issuer and did not involve any public offering. Each share of Series G Convertible Preferred Stock is convertible, at the option of the holder, into a single share of common stock. The proceeds of the transaction were used in connection with an acquisition and for general corporate purposes, including working capital.

          On February 27, 1998, we entered into a warrant agreement with Health Care REIT, Inc. exercisable for that number of shares of our common stock equal to a certain percentage of the outstanding shares of common stock. The warrant agreement also contained certain anti-dilution protections. The parties have been unable to agree on the number of shares of common stock that the warrant agreement was exercisable for, and as a result, on September 8, 2005, in full and final settlement of this matter, we paid a cash settlement amount, and issued Health Care REIT, Inc. a warrant exercisable for 100,000 shares of our common stock. Simultaneously upon the issuance of the new warrant, the warrant agreement dated as of February 27, 1998 was terminated.
          As of June 30, 2005, we have granted stock options to purchase 2,001,500 shares of our common stock, with exercise prices ranging from $0.40 to $1.80 per share. In August 2005 Jeff Alexander, a former employee, exercised options to purchase 11,250 shares of our common stock.
          All of the above-described issuances were exempt from registration (i) pursuant to Section 4(2) of the Securities Act, or Regulation D or Rule 144A promulgated thereunder, as transactions not involving a public offering, (ii) Rule 701 promulgated under the Securities Act or (iii) as transactions not involving a sale of securities. With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions, and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.
          (a) The following exhibits are filed as part of this registration statement:
EXHIBITS

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3.1		Fifth Amended and Restated Articles of Incorporation.
3	.2*	Form of Amended and Restated Articles of Incorporation.
3.3		Amended and Restated By-laws.
3	.4*	Form of Amended and Restated By-laws.
4	.1*	Form of Common Stock Certificate.
5	.1*	Opinion of Buchanan Ingersoll PC.
10.1		Registration Rights Agreement, dated March 25, 1998, by and among Tandem Health Care, Inc. and certain of its shareholders.
10.2		Registration Rights Agreement, dated March 1, 2000, by and between Tandem Health Care, Inc. and the James B. Renacci Trust — 1998.
10.3		Registration Rights Agreement, dated September 8, 2005, by and between Tandem Health Care, Inc. and Health Care REIT, Inc.
10.4		Securities Purchase Agreement by and among Tandem Health Care, Inc., Behrman Capital II L.P., Strategic Entrepreneur Fund II, L.P. and Robert W. Gluskin dated as of April 26, 2005.
10.5		Warrant, dated September 8, 2005, by and between Tandem Health Care, Inc. and Health Care REIT, Inc.
10.6		Stockholders Agreement, dated March 25, 1998, by and among Tandem Health Care, Inc. and certain of its shareholders.
10.7		Omnibus Amendment and Waiver Agreement dated April 26, 2000 by and among Tandem Health Care, Inc., Lawrence R. Deering, Joseph D. Conte, Glen A. Tobias, Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P.

Exhibit
Number		Description

10.8		Omnibus Amendment and Waiver Agreement dated April 26, 2005 by and among Tandem Health Care, Inc., Lawrence R. Deering, Lawrence R. Deering Grantor Retained Annuity Trust, Joseph D. Conte, Glen A. Tobias, Robert W. Gluskin, Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P.
10.9		Financial Advisor Letter dated March 25, 1998 by and between Tandem Health Care, Inc. and Behrman Brothers Management Corp.
10.10		Financial Advisory Agreement dated August 24, 2005, by and between Tandem Health Care, Inc. and Behrman Brothers Management Corp.
10.11		Tandem Health Care, Inc. 1998 Stock Option and Restricted Stock Purchase Plan.
10	.12*	Tandem Health Care, Inc. 2005 Stock Incentive Plan.
10	.13*	Tandem Health Care, Inc. 2005 Employee Stock Purchase Plan.
10.14		Employment Agreement between Tandem Health Care, Inc. and Lawrence R. Deering dated as of March 25, 1998.
10.15		Employment Agreement between Tandem Health Care, Inc. and Joseph D. Conte dated as of March 25, 1998.
10.16		Employment Agreement between Tandem Health Care, Inc. and Eugene R. Curcio dated as of March 29, 2003.
10.17		Employment Agreement between Tandem Health Care, Inc. and Rosemary L. Corsetti dated as of July 1, 2003.
10.18		Letter Agreement between Tandem Health Care, Inc. and Marie M. Graul dated March 17, 2005.
10.19		Letter Agreement between Tandem Health Care, Inc. and Philip Hertik dated February 10, 2005.
10.20		Agreement dated as of March 25, 1998 by and among Tandem Health Care, Inc., Health Care REIT, Inc., Behrman Capital II L.P., Strategic Entrepreneur Fund II, L.P., Lawrence R. Deering and Joseph D. Conte.
10.21		Agreement dated as of January 18, 1999 by and among Tandem Health Care, Inc., Health Care REIT, Inc., Behrman Capital II L.P., Strategic Entrepreneur Fund II, L.P., Lawrence R. Deering and Joseph D. Conte.
10.22		Asset Purchase Agreement by and among OP Therapy, Inc. and The Mobile Medical Group, Inc. dated as of October 28, 2004.
10.23		First Amendment to Asset Purchase Agreement by and among OP Therapy, Inc. and The Mobile Medical Group, Inc. dated as of October 28, 2004.
10.24		Asset Purchase Agreement by and among OP Hospice, Inc. and Lighthouse Hospice Limited Partnership dated as of October 28, 2004.
10.25		First Amendment to Asset Purchase Agreement by and among OP Hospice, Inc. and Lighthouse Hospice Limited Partnership dated as of October 28, 2004.
10.26		Asset Purchase Agreement by and among Diakon Lutheran Social Ministries, Tressler Lutheran Services, The Lutheran Welfare Service of Northeastern Pennsylvania, The Lutheran Home at Topton Pennsylvania, Susquehanna Housing, Inc., RE Selinsgrove, LLC, RE Mifflin, LLC, RE Hazleton, LLC, RE Pottsville, LLC, RE New Bloomfield, LLC, RE Millersburg, LLC, RE Everett, LLC, RE Frostburg, LLC, RE Salisbury, LLC, OP Selinsgrove, LLC, OP Mifflin, LLC, OP Hazleton, LLC, OP Hazleton II, LLC, OP Pottsville, LLC, OP New Bloomfield, LLC, OP Millersburg, LLC, OP Everett, LLC, OP Frostburg, LLC, OP Salisbury, LLC dated as of February 15, 2005.

Exhibit
Number	Description

10.27	First Amendment to Asset Purchase Agreement by and among Diakon Lutheran Social Ministries, Tressler Lutheran Services, The Lutheran Welfare Service of Northeastern Pennsylvania, The Lutheran Home at Topton Pennsylvania, Susquehanna Housing, Inc., RE Selinsgrove, LLC, RE Mifflin, LLC, RE Hazleton, LLC, RE Pottsville, LLC, RE New Bloomfield, LLC, RE Millersburg, LLC, RE Everett, LLC, RE Frostburg, LLC, RE Salisbury, LLC, OP Selinsgrove, LLC, OP Mifflin, LLC, OP Hazleton, LLC, OP Hazleton II, LLC, OP Pottsville, LLC, OP New Bloomfield, LLC, OP Millersburg, LLC, OP Everett, LLC, OP Frostburg, LLC, OP Salisbury, LLC dated as of dated as of February 28, 2005.
10.28	Second Amendment to Asset Purchase Agreement by and among Diakon Lutheran Social Ministries, Tressler Lutheran Services, The Lutheran Welfare Service of Northeastern Pennsylvania, The Lutheran Home at Topton Pennsylvania, Susquehanna Housing, Inc., RE Selinsgrove, LLC, RE Mifflin, LLC, RE Hazleton, LLC, RE Pottsville, LLC, RE New Bloomfield, LLC, RE Millersburg, LLC, RE Everett, LLC, RE Frostburg, LLC, RE Salisbury, LLC, OP Selinsgrove, LLC, OP Mifflin, LLC, OP Hazleton, LLC, OP Hazleton II, LLC, OP Pottsville, LLC, OP New Bloomfield, LLC, OP Millersburg, LLC, OP Everett, LLC, OP Frostburg, LLC, OP Salisbury, LLC dated as of March 15, 2005.
10.29	Third Amendment to Asset Purchase Agreement by and among Diakon Lutheran Social Ministries, Tressler Lutheran Services, The Lutheran Welfare Service of Northeastern Pennsylvania, The Lutheran Home at Topton Pennsylvania, Susquehanna Housing, Inc., RE Selinsgrove, LLC, RE Mifflin, LLC, RE Hazleton, LLC, RE Pottsville, LLC, RE New Bloomfield, LLC, RE Millersburg, LLC, RE Everett, LLC, RE Frostburg, LLC, RE Salisbury, LLC, OP Selinsgrove, LLC, OP Mifflin, LLC, OP Hazleton, LLC, OP Hazleton II, LLC, OP Pottsville, LLC, OP New Bloomfield, LLC, OP Millersburg, LLC, OP Everett, LLC, OP Frostburg, LLC, OP Salisbury, LLC dated as of April 30, 2005.
10.30	Asset Purchase Agreement by and among Laurel Pharm, LLC, CoastalMed, Inc., CoastalMed of Panama City, Inc. and Randall A. McElheney dated as of August 22, 2003.
10.31	First Amendment to Asset Purchase Agreement by and among Laurel Pharm, LLC, CoastalMed, Inc., CoastalMed of Panama City, Inc. and Randall A. McElheney dated as of October 1, 2003.
10.32	Asset and Real Estate Purchase Agreement by and among Edgewood Manor of Lucasville, Inc., Edgewood Manor of Lucasville II, Inc., Edgewood Manor of Wellston, Inc., Edgewood Manor of Westerville, Inc., Edgewood Manor of Greenfield, Inc., RE Lucasville, Inc., RE Lucasville II, Inc., RE Wellston, Inc., RE Westerville, Inc., and RE Greenfield, Inc. dated as of December 30, 2004.
10.33	Asset and Real Estate Purchase Agreement by and among Baldwin/ Green Acres Limited Partnership and RE 2 Kenton, Inc. dated as of March 31, 2004.
10.34	First Amendment to Asset and Real Estate Purchase Agreement by and among Baldwin/ Green Acres Limited Partnership and RE 2 Kenton, Inc. dated as of April 26, 2004.
10.35	Second Amendment to Asset and Real Estate Purchase Agreement by and among Baldwin/ Green Acres Limited Partnership and RE 2 Kenton, Inc. dated as of December 28, 2004.
10.36	Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of August 30, 2002.
10.37	First Amendment to Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of September , 2002.

Exhibit
Number	Description

10.38	Second Amendment to Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of October 18, 2002.
10.39	Third Amendment to Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of December 18, 2002.
10.40	Fourth Amendment to Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of December 31, 2002.
10.41	Fifth Amendment to Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of February 27, 2003.
10.42	Master Agreement by and among Tandem Health Care, Inc., Colonial Care, LLC, Smith/ Packett Med-Com, Inc., SP Enterprises, LLC, James R. Smith, SP Grayson, LLC, Generation Leasing Company II, LLC, Generation Development Company, LLC, SP Fisherville, LLC, SP Newport News, LLC, SP King’s Daughter, LLC, SP Williamsburg, LLC, SP Windsor, LLC and SP Lafayette Villa, LLC dated as of January 14, 1999.
10.43	First Amendment to Master Agreement by and among Tandem Health Care, Inc., Colonial Care, LLC, Smith/ Packett Med-Com, Inc., SP Enterprises, LLC, James R. Smith, SP Grayson, LLC, Generation Leasing Company II, LLC, Generation Development Company, LLC, SP Fisherville, LLC, SP Newport News, LLC, SP King’s Daughter, LLC, SP Williamsburg, LLC, SP Windsor, LLC and SP Lafayette Villa, LLC dated as of February 1, 1999.
10.44	Settlement and Release Agreement by and among Tandem Health Care, Inc., Colonial Care, LLC, Smith/ Packett Med-Com, Inc., SP Enterprises, LLC, James R. Smith, SP Grayson, LLC, Generation Leasing Company II, LLC, Generation Development Company, LLC, SP Fisherville, LLC, SP Newport News, LLC, SP King’s Daughter, LLC, SP Williamsburg, LLC, SP Windsor, LLC and SP Lafayette Villa, LLC dated as of September 30, 1999.
10.45	Promissory Note between Tandem Health Care, Inc. and Behrman Brothers Management Corp. dated December 31, 2004.
10.46	Promissory Note between OP Therapy, Inc. and The Mobile Medical Group, Inc. dated December 31, 2004.
10.47	Promissory Note between OP Hospice, Inc. and Lighthouse Hospice Limited Partnership dated December 31, 2004.
10.48	Agreement between Tandem Health Care, Inc. and Behrman Brothers Management Corp. dated April 28, 2005.
10.49	Master Lease dated as of December 30, 2004 by and between SELCO Service Corporation and Tandem Health Care of Ohio, Inc.
10.50	Participation Agreement dated as of December 30, 2004 by and among Tandem Health Care of Ohio, Inc., Tandem Health Care, Inc., SELCO Service Corporation, and Key Corporate Capital Inc.
10.51	Receivables Purchase Agreement dated as of December 30, 2004 among SELCO Service Corporation and Key Corporate Capital Inc.

Exhibit
Number	Description

10.52	Confirmation dated May 3, 2005 and ISDA Master Agreement dated May 26, 2005 with respect to the Swap Transaction entered into between KeyBank National Association and Tandem Health Care of Ohio, Inc.
10.53	First Omnibus Amendment dated as of March 30, 2005 among Tandem Health Care, Inc., Tandem Health Care of Ohio, Inc., Key Equipment Finance Inc., SELCO Service Corporation and KeyBank National Association.
10.54	Prime Vendor Agreement between Laurel Pharm, LLC. and Cardinal Health dated March 15, 2004.
10.55	Lease Agreement dated May 14, 2003, for corporate headquarters in Maitland, Florida by and among Maitland Concourse Phase II, LLP. and Tandem Health Care, Inc.
10.56	Master Lease Agreement dated January 1, 2002 between Health Care REIT, Inc., HCRI Pennsylvania Properties, Inc. and Tandem Health Care, Inc.
10.57	Agreement and First Amendment to Master Lease Agreement dated September 8, 2005 between Health Care REIT, Inc., HCRI Pennsylvania Properties, Inc. and Tandem Health Care, Inc.
10.58	Amended and Restated Master Lease among HCP Virginia, Inc. and Generation Leasing Company II, LLC, SP Fisherville, LLC, SP Grayson, LLC, SP Kings Daughters, LLC, SP Newport News, LLC, SP Williamsburg, LLC, SP Windsor, LLC, Tandem Health Care of Floyd, LLC and Tandem Health Care of Woodstock, LLC dated as of April 30, 2004.
10.59	First Amendment to Amended and Restated Master Lease among HCP Virginia, Inc. and Generation Leasing Company II, LLC, SP Fisherville, LLC, SP Grayson, LLC, SP Kings Daughters, LLC, SP Newport News, LLC, SP Williamsburg, LLC, SP Windsor, LLC, Tandem Health Care of Floyd, LLC and Tandem Health Care of Woodstock, LLC dated as of July 9, 2004.
10.60	Form of Management Agreement dated as of June 9, 2003 by and among Tandem Regional Management of Ohio, Inc., Health Care Industries Company and those certain entities listed on Schedule I attached thereto.
10.61	Partial Release and First Amendment to Management Agreement dated as of June 30, 2005 by and among Tandem Regional Management of Ohio, Inc., Health Care Industries Company, and Arcadia Nursing Center, Inc. d/b/a Arcadia Nursing Center.
10.62	Partial Release and First Amendment to Management Agreement dated as of June 30, 2005 by and among Tandem Regional Management of Ohio, Inc., Health Care Industries Company and Hickory Creek of Athens, Inc. d/b/a Hickory Creek Nursing Center.
10.63	Term Loan and Security Agreement by and among RE Bayonet Point, Inc., RE Jacksonville, Inc., RE Port Charlotte, Inc., RE Sarasota, Inc., RE Orange Park, Inc., RE St. Petersburg, Inc., RE Safety Harbor, Inc. and LaSalle Bank National Association dated as of May 31, 2002.
10.64	First Amendment to Term Loan and Security Agreement by and among RE Bayonet Point, Inc., RE Jacksonville, Inc., RE Port Charlotte, Inc., RE Sarasota, Inc., RE Orange Park, Inc., RE St. Petersburg, Inc., RE Safety Harbor, Inc. and LaSalle Bank National Association dated April 1, 2003.
10.65	Second Amendment to Term Loan and Security Agreement by and among RE Bayonet Point, Inc., RE Jacksonville, Inc., RE Port Charlotte, Inc., RE Sarasota, Inc., RE Orange Park, Inc., RE St. Petersburg, Inc., RE Safety Harbor, Inc. and LaSalle Bank National Association dated as of June 30, 2004.
10.66	Amended and Restated Term Loan and Security Agreement by and among Tandem Health Care of Florida, Inc. and LaSalle Bank National Association dated as of April 1, 2003.
10.67	First Amendment to Amended and Restated Term Loan and Security Agreement by and among Tandem Health Care of Florida, Inc. and LaSalle Bank National Association dated as of June 30, 2004.
10.68	Loan Agreement by and among Tandem Health Care of North Strabane, LLC, Tandem Health Care of Miami, Inc., RE Kissimmee, Inc., RE Winter Haven, Inc. and Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services dated as of February 2, 2004.

Exhibit
Number		Description

10.69		Term Loan Agreement by and among Tandem Health Care of Lucasville I, Inc., Tandem Health Care of Lucasville II, Inc., Tandem Health Care of Greenfield, Inc., Tandem Health Care of Wellston, Inc., Tandem Health Care of Westerville, Inc., Tandem Health Care of Kenton, Inc., RE Lucasville I, Inc., RE Lucasville II, Inc., RE Greenfield, Inc., RE Wellston, Inc., RE Westerville, Inc., and RE 2 Kenton, Inc., KeyBank National Association and JPMorgan Chase Bank, N.A. dated as of December 30, 2004.
10.70		First Omnibus Amendment to Term Loan Agreement by and among Tandem Health Care of Lucasville I, Inc., Tandem Health Care of Lucasville II, Inc., Tandem Health Care of Greenfield, Inc., Tandem Health Care of Wellston, Inc., Tandem Health Care of Westerville, Inc., Tandem Health Care of Kenton, Inc., RE Lucasville I, Inc., RE Lucasville II, Inc., RE Greenfield, Inc., RE Wellston, Inc., RE Westerville, Inc., and RE 2 Kenton, Inc., KeyBank National Association and JPMorgan Chase Bank, N.A. dated as of June 28, 2005.
10.71		Loan and Security Agreement by and among OP Therapy, Inc., OP Hospice, Inc. and LaSalle Bank National Association dated as of December 31, 2004.
10.72		Term Loan Agreement by and among RE Selinsgrove, LLC, RE Mifflin, LLC, RE Pottsville, LLC, RE New Bloomfield, LLC, RE Millersburg, LLC, RE Everett, LLC, RE Hazleton, LLC, RE Frostburg, LLC, RE Salisbury, LLC, Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services and LaSalle Bank National Association dated as of April 29, 2005.
10.73		Securities Purchase Agreement by and among Tandem Health Care, Inc., Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P. dated as of December 28, 2004.
21.1		Subsidiaries.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of KPMG LLP.
23	.3*	Consent of Buchanan Ingersoll PC (included in its opinion filed as Exhibit 5.1 hereto).
24.1		Power of Attorney (included on signature page to this Registration Statement).

*	To be filed by amendment.
          (b) Financial Statement Schedules

(i) Financial statement schedules not listed above have been omitted because they are inapplicable, are not required under applicable provisions of Regulation S-X, or the information that would otherwise be included in such schedules is contained in the registrant’s financial statements or accompanying notes.

Item 17.	Undertakings.
          The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Maitland, Florida on October 7, 2005.

TANDEM HEALTH CARE, INC.

By:	/s/ Lawrence R. Deering

Lawrence R. Deering
Chairman of the Board and
Chief Executive Officer
POWER OF ATTORNEY
          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lawrence R. Deering and Joseph D. Conte, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Lawrence R. Deering Lawrence R. Deering	Chairman of the Board, Chief Executive Officer and Director	October 7, 2005

/s/ Joseph D. Conte Joseph D. Conte	Chief Operating Officer, President and Director	October 7, 2005

/s/ Eugene R. Curcio Eugene R. Curcio	Chief Financial Officer and Treasurer (principal financial and accounting officer)	October 7, 2005

/s/ Robert W. Gluskin Robert W. Gluskin	Director	October 7, 2005

/s/ Marie Meisenbach Graul Marie Meisenbach Graul	Director	October 7, 2005

Signature	Capacity	Date

/s/ Philip Hertik Philip Hertik	Director	October 7, 2005

/s/ William M. Matthes William M. Matthes	Director	October 7, 2005

/s/ Mark P. Visser Mark P. Visser	Director	October 7, 2005

/s/ John J. Whitman John J. Whitman	Director	October 7, 2005

Exhibit Index

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3.1		Fifth Amended and Restated Articles of Incorporation.
3	.2*	Form of Amended and Restated Articles of Incorporation.
3.3		Amended and Restated By-laws.
3	.4*	Form of Amended and Restated By-laws.
4	.1*	Form of Common Stock Certificate.
5	.1*	Opinion of Buchanan Ingersoll PC.
10.1		Registration Rights Agreement, dated March 25, 1998, by and among Tandem Health Care, Inc. and certain of its shareholders.
10.2		Registration Rights Agreement, dated March 1, 2000, by and between Tandem Health Care, Inc. and the James B. Renacci Trust — 1998.
10.3		Registration Rights Agreement, dated September 8, 2005, by and between Tandem Health Care, Inc. and Health Care REIT, Inc.
10.4		Securities Purchase Agreement by and among Tandem Health Care, Inc., Behrman Capital II L.P., Strategic Entrepreneur Fund II, L.P. and Robert W. Gluskin dated as of April 26, 2005.
10.5		Warrant, dated September 8, 2005, by and between Tandem Health Care, Inc. and Health Care REIT, Inc.
10.6		Stockholders Agreement, dated March 25, 1998, by and among Tandem Health Care, Inc. and certain of its shareholders.
10.7		Omnibus Amendment and Waiver Agreement dated April 26, 2000 by and among Tandem Health Care, Inc., Lawrence R. Deering, Joseph D. Conte, Glen A. Tobias, Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P.
10.8		Omnibus Amendment and Waiver Agreement dated April 26, 2005 by and among Tandem Health Care, Inc., Lawrence R. Deering, Lawrence R. Deering Grantor Retained Annuity Trust, Joseph D. Conte, Glen A. Tobias, Robert W. Gluskin, Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P.
10.9		Financial Advisor Letter dated March 25, 1998 by and between Tandem Health Care, Inc. and Behrman Brothers Management Corp.
10.10		Financial Advisory Agreement dated August 24, 2005, by and between Tandem Health Care, Inc. and Behrman Brothers Management Corp.
10.11		Tandem Health Care, Inc. 1998 Stock Option and Restricted Stock Purchase Plan.
10	.12*	Tandem Health Care, Inc. 2005 Stock Incentive Plan.
10	.13*	Tandem Health Care, Inc. 2005 Employee Stock Purchase Plan.
10.14		Employment Agreement between Tandem Health Care, Inc. and Lawrence R. Deering dated as of March 25, 1998.
10.15		Employment Agreement between Tandem Health Care, Inc. and Joseph D. Conte dated as of March 25, 1998.
10.16		Employment Agreement between Tandem Health Care, Inc. and Eugene R. Curcio dated as of March 29, 2003.
10.17		Employment Agreement between Tandem Health Care, Inc. and Rosemary L. Corsetti dated as of July 1, 2003.
10.18		Letter Agreement between Tandem Health Care, Inc. and Marie M. Graul dated March 17, 2005.
10.19		Letter Agreement between Tandem Health Care, Inc. and Philip Hertik dated February 10, 2005.
10.20		Agreement dated as of March 25, 1998 by and among Tandem Health Care, Inc., Health Care REIT, Inc., Behrman Capital II L.P., Strategic Entrepreneur Fund II, L.P., Lawrence R. Deering and Joseph D. Conte.

Exhibit
Number	Description

10.21	Agreement dated as of January 18, 1999 by and among Tandem Health Care, Inc., Health Care REIT, Inc., Behrman Capital II L.P., Strategic Entrepreneur Fund II, L.P., Lawrence R. Deering and Joseph D. Conte.
10.22	Asset Purchase Agreement by and among OP Therapy, Inc. and The Mobile Medical Group, Inc. dated as of October 28, 2004.
10.23	First Amendment to Asset Purchase Agreement by and among OP Therapy, Inc. and The Mobile Medical Group, Inc. dated as of October 28, 2004.
10.24	Asset Purchase Agreement by and among OP Hospice, Inc. and Lighthouse Hospice Limited Partnership dated as of October 28, 2004.
10.25	First Amendment to Asset Purchase Agreement by and among OP Hospice, Inc. and Lighthouse Hospice Limited Partnership dated as of October 28, 2004.
10.26	Asset Purchase Agreement by and among Diakon Lutheran Social Ministries, Tressler Lutheran Services, The Lutheran Welfare Service of Northeastern Pennsylvania, The Lutheran Home at Topton Pennsylvania, Susquehanna Housing, Inc., RE Selinsgrove, LLC, RE Mifflin, LLC, RE Hazleton, LLC, RE Pottsville, LLC, RE New Bloomfield, LLC, RE Millersburg, LLC, RE Everett, LLC, RE Frostburg, LLC, RE Salisbury, LLC, OP Selinsgrove, LLC, OP Mifflin, LLC, OP Hazleton, LLC, OP Hazleton II, LLC, OP Pottsville, LLC, OP New Bloomfield, LLC, OP Millersburg, LLC, OP Everett, LLC, OP Frostburg, LLC, OP Salisbury, LLC dated as of February 15, 2005.
10.27	First Amendment to Asset Purchase Agreement by and among Diakon Lutheran Social Ministries, Tressler Lutheran Services, The Lutheran Welfare Service of Northeastern Pennsylvania, The Lutheran Home at Topton Pennsylvania, Susquehanna Housing, Inc., RE Selinsgrove, LLC, RE Mifflin, LLC, RE Hazleton, LLC, RE Pottsville, LLC, RE New Bloomfield, LLC, RE Millersburg, LLC, RE Everett, LLC, RE Frostburg, LLC, RE Salisbury, LLC, OP Selinsgrove, LLC, OP Mifflin, LLC, OP Hazleton, LLC, OP Hazleton II, LLC, OP Pottsville, LLC, OP New Bloomfield, LLC, OP Millersburg, LLC, OP Everett, LLC, OP Frostburg, LLC, OP Salisbury, LLC dated as of dated as of February 28, 2005.
10.28	Second Amendment to Asset Purchase Agreement by and among Diakon Lutheran Social Ministries, Tressler Lutheran Services, The Lutheran Welfare Service of Northeastern Pennsylvania, The Lutheran Home at Topton Pennsylvania, Susquehanna Housing, Inc., RE Selinsgrove, LLC, RE Mifflin, LLC, RE Hazleton, LLC, RE Pottsville, LLC, RE New Bloomfield, LLC, RE Millersburg, LLC, RE Everett, LLC, RE Frostburg, LLC, RE Salisbury, LLC, OP Selinsgrove, LLC, OP Mifflin, LLC, OP Hazleton, LLC, OP Hazleton II, LLC, OP Pottsville, LLC, OP New Bloomfield, LLC, OP Millersburg, LLC, OP Everett, LLC, OP Frostburg, LLC, OP Salisbury, LLC dated as of March 15, 2005.
10.29	Third Amendment to Asset Purchase Agreement by and among Diakon Lutheran Social Ministries, Tressler Lutheran Services, The Lutheran Welfare Service of Northeastern Pennsylvania, The Lutheran Home at Topton Pennsylvania, Susquehanna Housing, Inc., RE Selinsgrove, LLC, RE Mifflin, LLC, RE Hazleton, LLC, RE Pottsville, LLC, RE New Bloomfield, LLC, RE Millersburg, LLC, RE Everett, LLC, RE Frostburg, LLC, RE Salisbury, LLC, OP Selinsgrove, LLC, OP Mifflin, LLC, OP Hazleton, LLC, OP Hazleton II, LLC, OP Pottsville, LLC, OP New Bloomfield, LLC, OP Millersburg, LLC, OP Everett, LLC, OP Frostburg, LLC, OP Salisbury, LLC dated as of April 30, 2005.
10.30	Asset Purchase Agreement by and among Laurel Pharm, LLC, CoastalMed, Inc., CoastalMed of Panama City, Inc. and Randall A. McElheney dated as of August 22, 2003.
10.31	First Amendment to Asset Purchase Agreement by and among Laurel Pharm, LLC, CoastalMed, Inc., CoastalMed of Panama City, Inc. and Randall A. McElheney dated as of October 1, 2003.
10.32	Asset and Real Estate Purchase Agreement by and among Edgewood Manor of Lucasville, Inc., Edgewood Manor of Lucasville II, Inc., Edgewood Manor of Wellston, Inc., Edgewood Manor of Westerville, Inc., Edgewood Manor of Greenfield, Inc., RE Lucasville, Inc., RE Lucasville II, Inc., RE Wellston, Inc., RE Westerville, Inc., and RE Greenfield, Inc. dated as of December 30, 2004.
10.33	Asset and Real Estate Purchase Agreement by and among Baldwin/ Green Acres Limited Partnership and RE 2 Kenton, Inc. dated as of March 31, 2004.

Exhibit
Number	Description

10.34	First Amendment to Asset and Real Estate Purchase Agreement by and among Baldwin/ Green Acres Limited Partnership and RE 2 Kenton, Inc. dated as of April 26, 2004.
10.35	Second Amendment to Asset and Real Estate Purchase Agreement by and among Baldwin/ Green Acres Limited Partnership and RE 2 Kenton, Inc. dated as of December 28, 2004.
10.36	Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of August 30, 2002.
10.37	First Amendment to Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of September , 2002.
10.38	Second Amendment to Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of October 18, 2002.
10.39	Third Amendment to Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of December 18, 2002.
10.40	Fourth Amendment to Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of December 31, 2002.
10.41	Fifth Amendment to Asset Purchase Agreement by and among Villa Homes West, Inc. D/B/A Woodsidemanagement Group, Ridgewood Manor, LLC, Parkview Real Estate, Ltd., Woodside Properties I, Ltd., Woodside Properties II, Ltd., RE Maumee, Inc., OP Maumee, Inc., RE Carey, Inc., OP Carey, Inc., RE 1 Fremont, Inc., OP 1 Fremont, Inc., RE 2 Fremont, Inc., OP 2 Fremont, Inc. and OP Kenton, Inc. dated as of February 27, 2003.
10.42	Master Agreement by and among Tandem Health Care, Inc., Colonial Care, LLC, Smith/ Packett Med-Com, Inc., SP Enterprises, LLC, James R. Smith, SP Grayson, LLC, Generation Leasing Company II, LLC, Generation Development Company, LLC, SP Fisherville, LLC, SP Newport News, LLC, SP King’s Daughter, LLC, SP Williamsburg, LLC, SP Windsor, LLC and SP Lafayette Villa, LLC dated as of January 14, 1999.
10.43	First Amendment to Master Agreement by and among Tandem Health Care, Inc., Colonial Care, LLC, Smith/ Packett Med-Com, Inc., SP Enterprises, LLC, James R. Smith, SP Grayson, LLC, Generation Leasing Company II, LLC, Generation Development Company, LLC, SP Fisherville, LLC, SP Newport News, LLC, SP King’s Daughter, LLC, SP Williamsburg, LLC, SP Windsor, LLC and SP Lafayette Villa, LLC dated as of February 1, 1999.
10.44	Settlement and Release Agreement by and among Tandem Health Care, Inc., Colonial Care, LLC, Smith/ Packett Med-Com, Inc., SP Enterprises, LLC, James R. Smith, SP Grayson, LLC, Generation Leasing Company II, LLC, Generation Development Company, LLC, SP Fisherville, LLC, SP Newport News, LLC, SP King’s Daughter, LLC, SP Williamsburg, LLC, SP Windsor, LLC and SP Lafayette Villa, LLC dated as of September 30, 1999.
10.45	Promissory Note between Tandem Health Care, Inc. and Behrman Brothers Management Corp. dated December 31, 2004.
10.46	Promissory Note between OP Therapy, Inc. and The Mobile Medical Group, Inc. dated December 31, 2004.

Exhibit
Number	Description

10.47	Promissory Note between OP Hospice, Inc. and Lighthouse Hospice Limited Partnership dated December 31, 2004.
10.48	Agreement between Tandem Health Care, Inc. and Behrman Brothers Management Corp. dated April 28, 2005.
10.49	Master Lease dated as of December 30, 2004 by and between SELCO Service Corporation and Tandem Health Care of Ohio, Inc.
10.50	Participation Agreement dated as of December 30, 2004 by and among Tandem Health Care of Ohio, Inc., Tandem Health Care, Inc., SELCO Service Corporation, and Key Corporate Capital Inc.
10.51	Receivables Purchase Agreement dated as of December 30, 2004 among SELCO Service Corporation and Key Corporate Capital Inc.
10.52	Confirmation dated May 3, 2005 and ISDA Master Agreement dated May 26, 2005 with respect to the Swap Transaction entered into between KeyBank National Association and Tandem Health Care of Ohio, Inc.
10.53	First Omnibus Amendment dated as of March 30, 2005 among Tandem Health Care, Inc., Tandem Health Care of Ohio, Inc., Key Equipment Finance Inc., SELCO Service Corporation and KeyBank National Association.
10.54	Prime Vendor Agreement between Laurel Pharm, LLC. and Cardinal Health dated March 15, 2004.
10.55	Lease Agreement dated May 14, 2003, for corporate headquarters in Maitland, Florida by and among Maitland Concourse Phase II, LLP. and Tandem Health Care, Inc.
10.56	Master Lease Agreement dated January 1, 2002 between Health Care REIT, Inc., HCRI Pennsylvania Properties, Inc. and Tandem Health Care, Inc.
10.57	Agreement and First Amendment to Master Lease Agreement dated September 8, 2005 between Health Care REIT, Inc., HCRI Pennsylvania Properties, Inc. and Tandem Health Care, Inc.
10.58	Amended and Restated Master Lease among HCP Virginia, Inc. and Generation Leasing Company II, LLC, SP Fisherville, LLC, SP Grayson, LLC, SP Kings Daughters, LLC, SP Newport News, LLC, SP Williamsburg, LLC, SP Windsor, LLC, Tandem Health Care of Floyd, LLC and Tandem Health Care of Woodstock, LLC dated as of April 30, 2004.
10.59	First Amendment to Amended and Restated Master Lease among HCP Virginia, Inc. and Generation Leasing Company II, LLC, SP Fisherville, LLC, SP Grayson, LLC, SP Kings Daughters, LLC, SP Newport News, LLC, SP Williamsburg, LLC, SP Windsor, LLC, Tandem Health Care of Floyd, LLC and Tandem Health Care of Woodstock, LLC dated as of July 9, 2004.
10.60	Form of Management Agreement dated as of June 9, 2003 by and among Tandem Regional Management of Ohio, Inc., Health Care Industries Company and those certain entities listed on Schedule I attached thereto.
10.61	Partial Release and First Amendment to Management Agreement dated as of June 30, 2005 by and among Tandem Regional Management of Ohio, Inc., Health Care Industries Company, and Arcadia Nursing Center, Inc. d/b/a Arcadia Nursing Center.
10.62	Partial Release and First Amendment to Management Agreement dated as of June 30, 2005 by and among Tandem Regional Management of Ohio, Inc., Health Care Industries Company and Hickory Creek of Athens, Inc. d/b/a Hickory Creek Nursing Center.
10.63	Term Loan and Security Agreement by and among RE Bayonet Point, Inc., RE Jacksonville, Inc., RE Port Charlotte, Inc., RE Sarasota, Inc., RE Orange Park, Inc., RE St. Petersburg, Inc., RE Safety Harbor, Inc. and LaSalle Bank National Association dated as of May 31, 2002.
10.64	First Amendment to Term Loan and Security Agreement by and among RE Bayonet Point, Inc., RE Jacksonville, Inc., RE Port Charlotte, Inc., RE Sarasota, Inc., RE Orange Park, Inc., RE St. Petersburg, Inc., RE Safety Harbor, Inc. and LaSalle Bank National Association dated April 1, 2003.

Exhibit
Number		Description

10.65		Second Amendment to Term Loan and Security Agreement by and among RE Bayonet Point, Inc., RE Jacksonville, Inc., RE Port Charlotte, Inc., RE Sarasota, Inc., RE Orange Park, Inc., RE St. Petersburg, Inc., RE Safety Harbor, Inc. and LaSalle Bank National Association dated as of June 30, 2004.
10.66		Amended and Restated Term Loan and Security Agreement by and among Tandem Health Care of Florida, Inc. and LaSalle Bank National Association dated as of April 1, 2003.
10.67		First Amendment to Amended and Restated Term Loan and Security Agreement by and among Tandem Health Care of Florida, Inc. and LaSalle Bank National Association dated as of June 30, 2004.
10.68		Loan Agreement by and among Tandem Health Care of North Strabane, LLC, Tandem Health Care of Miami, Inc., RE Kissimmee, Inc., RE Winter Haven, Inc. and Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services dated as of February 2, 2004.
10.69		Term Loan Agreement by and among Tandem Health Care of Lucasville I, Inc., Tandem Health Care of Lucasville II, Inc., Tandem Health Care of Greenfield, Inc., Tandem Health Care of Wellston, Inc., Tandem Health Care of Westerville, Inc., Tandem Health Care of Kenton, Inc., RE Lucasville I, Inc., RE Lucasville II, Inc., RE Greenfield, Inc., RE Wellston, Inc., RE Westerville, Inc., and RE 2 Kenton, Inc., KeyBank National Association and JPMorgan Chase Bank, N.A. dated as of December 30, 2004.
10.70		First Omnibus Amendment to Term Loan Agreement by and among Tandem Health Care of Lucasville I, Inc., Tandem Health Care of Lucasville II, Inc., Tandem Health Care of Greenfield, Inc., Tandem Health Care of Wellston, Inc., Tandem Health Care of Westerville, Inc., Tandem Health Care of Kenton, Inc., RE Lucasville I, Inc., RE Lucasville II, Inc., RE Greenfield, Inc., RE Wellston, Inc., RE Westerville, Inc., and RE 2 Kenton, Inc., KeyBank National Association and JPMorgan Chase Bank, N.A. dated as of June 28, 2005.
10.71		Loan and Security Agreement by and among OP Therapy, Inc., OP Hospice, Inc. and LaSalle Bank National Association dated as of December 31, 2004.
10.72		Term Loan Agreement by and among RE Selinsgrove, LLC, RE Mifflin, LLC, RE Pottsville, LLC, RE New Bloomfield, LLC, RE Millersburg, LLC, RE Everett, LLC, RE Hazleton, LLC, RE Frostburg, LLC, RE Salisbury, LLC, Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services and LaSalle Bank National Association dated as of April 29, 2005.
10.73		Securities Purchase Agreement by and among Tandem Health Care, Inc., Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P. dated as of December 28, 2004.
21.1		Subsidiaries.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of KPMG LLP.
23	.3*	Consent of Buchanan Ingersoll PC (included in its opinion filed as Exhibit 5.1 hereto).
24.1		Power of Attorney (included on signature page to this Registration Statement).

*	To be filed by amendment.